Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on June 14, 2019.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Livongo Health, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	8090	26-3542036
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 West Evelyn Avenue, Suite 150

Mountain View, California 94041

(866) 435-5643

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Zane Burke

Chief Executive Officer

Livongo Health, Inc.

150 West Evelyn Avenue, Suite 150

Mountain View, California 94041

(866) 435-5643

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark B. Baudler, Esq. Megan J. Baier, Esq. Lianna C. Whittleton, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Erica Palsis, Esq. Livongo Health, Inc. 150 West Evelyn Avenue, Suite 150 Mountain View, California 94041 (866) 435-5643	David Peinsipp Charles S. Kim, Esq. Kristin VanderPas, Esq. Andrew S. Williamson, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares of our common stock that the underwriters have the option to purchase solely to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                 , 2019

                Shares

COMMON STOCK

Livongo Health, Inc. is offering            shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

We intend to apply to list our common stock on The Nasdaq Global Select Market under the symbol “LVGO.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Livongo
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional             shares of common stock solely to cover over-allotments, if any.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2019.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	J.P. MORGAN

PIPER JAFFRAY		SVB LEERINK

CANACCORD GENUITY	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY

                , 2019

PROSPECTUS

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Livongo,” “the company,” “we,” “us,” and “our” in this prospectus refer to Livongo Health, Inc. and its consolidated subsidiaries.

LIVONGO HEALTH, INC.

Overview

Our mission is to empower people with chronic conditions to live better and healthier lives. The advancement of technology and data science has transformed nearly every industry except healthcare to create new, consumer-first experiences that are both personalized and empowering. Livongo is pioneering a new category in healthcare, called Applied Health Signals, which is transforming the management of chronic conditions.

In 2014, 147 million adults in the United States had a chronic condition and over 40% had two or more chronic conditions. However, the current U.S. healthcare system is not designed to continually care for people with chronic conditions. People are left to manage these conditions on their own with limited guidance. While new digital health devices may assist with tracking and gathering data on their condition, they fail to provide actionable feedback. As a result of receiving ineffective care, many people are unhappy, feel alone and disconnected, and are not getting healthier, resulting in higher costs for employers, people with chronic conditions, and the people who pay for their care.

Enter Livongo. We started with diabetes, which impacts more than 30 million Americans and hundreds of millions of people worldwide. Many people with diabetes are asked to check their blood glucose regularly, and while they gather this information, they don’t have any context to interpret the data. They often receive minimal guidance, counseling, or affirmation of how they are doing. This is just one part of a process that makes having diabetes confusing, complex, and costly. With Livongo for Diabetes, the experience is wholly different. Members receive a smart, cellular-connected meter, automatically-delivered testing materials, real-time coaching, and monitoring 24 hours a day, seven days a week, 365 days a year (24x7x365). When they track their blood glucose, they receive a highly personalized message about what to do that very moment, which we call a Health Nudge. Today, we have created a unified platform that provides smart, cellular-connected devices, supplies, informed coaching, data science-enabled insights and facilitates access to medications to help our members live better and healthier lives.

Our platform, which leverages data science and technology, creates a new kind of personalized experience for people with chronic conditions (our members). It is powered by a proprietary engine (we call it AI+AI), which Aggregates data from multiple sources, Interprets that data to separate signal from noise, Applies it at just the right time on the right surface to our members and Iterates to build improvements based on what we learn. This empowers our members to make sustainable behavior changes that lead to better outcomes and lower costs. The Livongo experience makes it easier for our members to stay healthy. We fit into the way our members live, put them in control of managing their condition, and give them an experience that they don’t just like, but love (evidenced by our average member Net Promoter Score, or NPS, of +64). An experience our members love, improved health results that are measurable and sustainable, and lower costs. That’s revolutionary in healthcare.

While Livongo began with a focus on diabetes, our vision was always about the health of the whole person. We knew that the tools we were developing in our early days would be applicable across many chronic conditions, and that our members and clients wanted a seamless, easy-to-use experience, whether they had one or multiple chronic conditions. We recently introduced additional solutions: Livongo for Hypertension, Livongo for Prediabetes and Weight Management, and Livongo for Behavioral Health by myStrength. We create consumer-first experiences with high member satisfaction, measurable, sustainable health outcomes, and more cost-effective care for our members and our clients.

Our business is based on a recurring revenue model. This results in a highly predictable revenue stream, which helps us plan for growth and scale. Our clients are employers, health plans, and government entities, which understand the importance of offering an effective platform for consistent management of chronic conditions. We have developed a go-to-market approach that allows us to roll out our platform to thousands of members in a short time and to launch multiple clients quickly. Our new client subscriptions typically have a term of one to three years, and we have aligned our incentives with those of our clients by only charging on a per participant per month basis. We have also aligned the incentives of each stakeholder in the member’s health journey by designing our solutions with a clear path for clinical and financial outcomes. As of March 31, 2019, we had 679 clients and over 164,000 Livongo for Diabetes members. In addition, we have a growing number of members enrolled in our hypertension, prediabetes and weight management, and behavioral health solutions.

We have experienced significant growth since our inception. Our revenue was $30.9 million and $68.4 million for the years ended December 31, 2017 and 2018, respectively, representing a year-over-year growth rate of 122%. Our revenue increased from $12.5 million for the three months ended March 31, 2018 to $32.1 million for the three months ended March 31, 2019, representing a year-over-year growth rate of 157%. We have incurred net losses of $16.9 million and $33.4 million for the years ended December 31, 2017 and 2018, respectively. Our net loss also increased from $4.2 million for the three months ended March 31, 2018 to $15.0 million for the three months ended March 31, 2019. As of March 31, 2019, we had an accumulated deficit of $128.6 million.

Chronic Conditions Are on the Rise

The prevalence of chronic conditions has reached immense proportions and is expected to continue rapidly growing. As of 2014, approximately 60% of all U.S. adults lived with one or more chronic conditions, and over 40% had two or more chronic conditions. It is prohibitively expensive in the current U.S. healthcare system to manage patients with chronic and behavioral health conditions, which in 2014 represented 90% of U.S. healthcare spend. In terms of public insurance, management of chronic conditions comprises an even larger proportion of spending: the National Association of Chronic Disease Directors estimates this cost at approximately $0.96 per dollar for Medicare and $0.83 per dollar for Medicaid. According to a 2018 Milken Institute study, chronic conditions collectively cost the U.S. economy approximately $1.1 trillion in direct healthcare costs, with an additional $2.6 trillion lost from reduced economic productivity in the same year.

There is a myth in healthcare that more is better—more devices, more applications, more medications, more physician visits, and more health data. Despite the vast increase in the amount of healthcare data and number of devices, applications, and medications that our system has delivered in recent decades, the epidemic of chronic conditions has only expanded. This is because most existing “solutions” are designed to provide people with generalized information and treatments rather than providing tailored insights to fundamentally empower them to live better and healthier lives.

People with Chronic Conditions Are Unhappy with the Current System

People living with chronic conditions are faced with a myriad of challenges. The current U.S. healthcare system is confusing, complex, and costly. It begins with their diagnoses, as they find themselves feeling overwhelmed. Managing their condition is not any easier, as they face a system not designed for chronic conditions. With care given primarily at hospitals or clinics, the existing healthcare service model does not accommodate people who live with their condition 24x7x365. Rather than intermittent and expensive visits to their doctor or the hospital, these individuals can benefit from small, readily accessible interventions. Additionally, people living with a chronic condition want a way to streamline their interactions so that they can focus their time and energy on the rest of their lives, instead of on managing their care.

Financial Stakeholders Are Unhappy with the Current System

According to the Center for Disease Control, or CDC, close to $3.5 trillion was spent on U.S. healthcare in 2017, an increase of approximately $2 trillion from the year 2000. In 2014, approximately 90% of United States healthcare spend was attributable to people with chronic and behavioral health conditions. Diabetes alone is a massive problem, and in the United States, over 30 million people are living with diabetes. The cost of diabetes to the U.S. healthcare system, including direct costs to employers, exceeded $237 billion in 2017. These increasing costs have not translated to better outcomes for employers or payors. Additionally, sufficient financial incentives are not in place for physicians or health systems to spend the necessary time monitoring and managing patients with chronic conditions.

We Focus on Personal Empowerment

We are witnessing a transformational shift in consumers taking control of their own health as they have done in almost every other aspect of their lives. In industry after industry, new disruptors such as Amazon, Netflix, Airbnb, and Uber have used technology to transform the consumer experience. These disruptors deliver services that offer robust data and device platforms working together to deliver satisfying technology experiences—where the consumer is at the center and in control. These experiences are personalized, improve with feedback, and lead to vastly superior consumer experiences. People love the experiences that these companies create. They are empowering experiences, putting the consumer in charge, and enabling users to see and feel value.

We believe this means healthcare is finally ripe for a technology-driven, consumer-first transformation. We have been able to make a sophisticated technology easy to use for our member base, which averages 53 years of age, through a simple and intuitive user experience. While many organizations in healthcare are trying to “engage” patients, we are fundamentally different in that we “empower” our members with information, access, and tools that they find useful to stay healthy. Feedback powered by our AI+AI engine delivers tailored Health Nudges that make it easier for people to take actions that allow them to stay healthy. Health Nudges are small, readily accessible interventions, which can include hundreds of different behavior or lifestyle adjustments that can alter clinical outcomes for people with a chronic condition, such as diet advice, medication information, or suggestions for increases in physical activity. People simply want to live their lives, not be constantly reminded they are living with a condition. We believe our solution fits into the daily routine of our members and allows them to continue what they are already doing on a regular basis (such as checking their blood glucose, blood pressure or weight). By using our engine to “empower” people, which implies action, rather than “engage” people, which implies participation, we believe it becomes much easier to improve their health on their own terms, creating an environment for positive, sustainable behavior change.

We Pioneered the Category of Applied Health Signals to Empower Our Members

We are pioneering a new category in healthcare that sits at the intersection of data science, behavior enablement, and clinical impact with the technologies and capabilities to make the experience simpler and easier for people living with chronic conditions. With Applied Health Signals, we ensure that every time a member contributes information, they receive tailored, actionable guidance in return. For example, when a member with diabetes checks their blood glucose via our cellular-connected blood glucose meter, the member receives a Health Nudge that empowers that member to manage their condition right at the time of natural engagement.

This also creates a feedback loop in which we can improve each Health Nudge, based on real member data, for the benefit of our entire member base.

Investment in Actionable Data Science Creates Sustainable Competitive Advantage: Our AI+AI Engine

Our multidisciplinary team has built a flexible and robust technology engine capable of processing data from our devices as well as other data sources and turning that information into valuable Health Signals. At the heart of our platform is a core set of four capabilities which we call AI+AI: Aggregate, Interpret, Apply, and Iterate.

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Aggregate: We collect data from a variety of sources, including devices gathering information from our members in real time or near real time, third-party applications, medical claims, pharmacy claims, member preference surveys, and third-party partners.

•	Interpret: We sift through this vast trove of health and consumer data and identify relevant Health Signals to develop actionable, personalized, and timely insights tailored to a specific person.

•	Apply: We deliver specific Health Nudges directly to our members, based on each member’s chronic condition and specific needs at exactly the right time in the right format and context.

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Iterate: We iterate and continuously tailor a member’s experience based on his or her behavior, preferences, feedback, and results, in much the same way Netflix makes entertainment recommendations based on your preferences.

We believe our approach has created a unique experience for people with chronic conditions, delivering an experience people love, with measurable and sustainable clinical outcomes, and quantifiable cost savings. To do this, we have reimagined the member onboarding process, the physical devices, the digital feedback, the automatic delivery of supplies, and the coaching experience. Our team applies the concepts of AI+AI to best serve our clients and our members, both by using pre-enrollment information to optimize enrollment and create a seamless welcome and onboarding experience, as well as individually tailoring our data-driven feedback, monitoring, and coaching to each current member’s preferences and needs.

We Address the Whole Person

We started with diabetes, one of the fastest-growing chronic conditions in the world, yet also one that is very manageable, provided that people have the right tools and continued motivation to manage it well. Diabetes is a chronic condition with the potential for very costly acute episodes requiring attention if not managed correctly day-to-day, and very costly longer-term debilitating effects, such as heart attacks and strokes, or kidney and eye disease. Given the significant amount of overlap across chronic conditions, we realized that in order to help people be as healthy and happy as possible and to achieve cost savings critically important to our clients, we need to address all of the chronic conditions a person is dealing with, such as high blood pressure (according to the CDC, in 2014, 70% of U.S. adults with diabetes also had high blood pressure). We believe that we have the ability to leverage our technology across multiple chronic conditions to truly focus on the whole person.

Our Success Is Defined by Three Objectives

We believe our success depends on achieving three objectives: our members have to love the experience, our products have to produce measurable and sustainable clinical outcomes, and we have to help our clients manage their costs. We deliver results that matter:

•	Satisfaction: Our member satisfaction is high among healthcare companies, with an average member NPS of +64. Our members love the experience we create.

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Clinical Outcomes: We have built our solutions and invested in clinical studies to demonstrate measurable and sustained clinical outcomes across each of the chronic conditions we address. For example, Livongo for Hypertension demonstrated a 10 mmHg reduction in systolic blood pressure over a six-week period in individuals with a starting blood pressure greater than 140/80 mmHg.

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Cost Management: Unlike many healthcare solutions, we enable upfront savings and a strong return on investment across many clients. For example, with Livongo for Diabetes, we have been able to demonstrate average client savings of $88 per participant per month, or PPPM, in the first year of use based on a difference-in-difference cohort analysis, and among qualifying clients who make data available to us, we have been able to demonstrate an average client savings of $129 PPPM.

We Have Built an Efficient and Innovative Go-To-Market Model

As of March 31, 2019, we had 679 clients and over 164,000 Livongo for Diabetes members. In addition, we have a growing number of members enrolled in our hypertension, prediabetes and weight management, and behavioral health solutions. We have a highly efficient go-to-market model with a focus on employers, payors, health plans, and government entities. Our solutions appeal to a broad cross-section of sectors, and our current clients represent over 20% of the 2018 Fortune 500 Companies. Our representative clients that generated more than $100,000 in revenue in 2018 include AECOM Technology Corporation, American Foreign Service Protective Association, the Board of Pensions of Presbyterian Church (U.S.A.), Citigroup Inc., Compass Group USA, Cox Enterprises, Inc., Dean Foods Company, Delta Air Lines, Inc., Fortune Brands Home & Security, Inc., the Harris Health System, Hyatt Hotels Corporation, Thomas Jefferson University Hospitals Inc., Lowe’s Companies, Inc., Merck & Co., Inc., Microsoft Corporation, Michigan State University, PepsiCo, Inc., SAP SE, Target Corporation, UMass Memorial Health Care, US Foods Holding Corp, and WEA Insurance Corporation. Our clients also include five of the seven largest health plans and two leading pharmacy benefit managers. We sell to our clients through our direct sales force and with our channel partners.

Our Market Opportunity

We are focused on changing the way chronic conditions are treated. As of 2014, 147 million adults in the United States had a chronic condition and over 40% had two or more chronic conditions. Our initial solution is focused on, and the vast majority of our historical sales have come from, the management of diabetes, one of the fastest-growing chronic conditions in the world. Over 30 million Americans are living with diabetes. The American Diabetes Association estimated that costs associated with diabetes, including reduced productivity, were $327 billion in 2017 in the United States alone. We believe we have demonstrated that diabetes can be managed in a far more effective and cost-efficient way while empowering people to live better, healthier lives. Based on our estimates of the percentage of people receiving healthcare coverage from their employer, the prevalence of diabetes within this subgroup, and our average solution costs, we believe the immediately addressable market size for employees of self- and fully-insured employers with diabetes in the United States is approximately $12.3 billion. Over the longer term we see an additional $15.9 billion opportunity for adults with diabetes receiving healthcare coverage from Medicare or Medicaid.

Other chronic conditions also impose a significant financial cost on the healthcare system and broader economy. According to a 2018 Milken Institute study, chronic conditions collectively cost the U.S. economy $3.7 trillion. Approximately $2.6 trillion of this amount represents lost economic productivity in the same year. We offer a solution to address hypertension, or high blood pressure, which currently impacts approximately 76.6 million U.S. adults. Based on our estimates of the prevalence of hypertension among adults in the United States, the percentage of the population receiving healthcare coverage from employers, Medicare or Medicaid, and our average solutions costs, excluding people who also have diabetes, we believe this represents a $18.5 billion opportunity. As we continue expanding into other chronic conditions with our Livongo for Prediabetes and Weight Management, Livongo for Behavioral Health by myStrength, and other future products, we believe we will be able to serve millions of additional potential members.

The Livongo Solution

Our goal is to eliminate the confusion, complexity, and excessive costs prevalent today in the healthcare industry. Our team of data scientists aggregates health data and information to create actionable, personalized, and timely health recommendations, and we deliver them when people need it most. We empower our members and improve outcomes by leveraging technology-driven solutions, with a human touch.

We offer an integrated suite of solutions to promote sustainable health behavior change based on easy, real-time data capture supported by intuitive devices; insights driven by data science; and a human touch when the member needs it. Our suite of solutions shares a common product architecture and data structure, and is delivered through a common user interface, multi-channel applications for management, and a cross-condition integrated coaching model. Each solution can be used alone or in conjunction with others and enables members to share results with family, friends, or healthcare providers.

We currently offer the following solutions:

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Livongo for Diabetes: This solution offers our members a cellular-connected interactive blood glucose meter, unlimited blood glucose test strips, personalized Health Nudges to support behavior change, digital tools across mobile, web, and email, as well as coaching and monitoring.

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Livongo for Hypertension: Members receive a connected blood pressure monitor and cuff which is wireless and transmits data after each measurement to our mobile app. Members are able to review results, get Health Nudges for managing their blood pressure by reminding them to take their medication, follow a healthy eating pattern, be more physically active, and receive coaching and monitoring.

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Livongo for Prediabetes and Weight Management: Members who are at risk for developing diabetes or are overweight are offered a combination of a cellular-connected weight scale, a rich mobile experience that includes health education curricula and content, personalized coaching by registered dieticians and exercise physiologists, group classes, and online communities to encourage healthy eating and exercise habits.

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Livongo for Behavioral Health by myStrength: This solution uses a digital-first approach to delivering evidence-based interventions including cognitive behavioral therapy, acceptance and commitment therapy, positive psychology, mindfulness, and motivational interviewing to help resolve clinical conditions, build resiliency, manage stress, improve mood, sleep better, or simply find daily inspiration.

Our Competitive Advantage

Our competitive success is driven by our ability to provide superior solutions and a strong value proposition for all stakeholders in the member’s health journey. We compete successfully for the following reasons:

We Provide Meaningful Value to Our Members

We put members at the center of our design and have redefined the entire experience, reducing the confusion, complexity, and cost of having a chronic condition and ensuring members are never alone in their experience. Members love the experience we create, we make our members healthier, and we save our members money. Given the significant amount of overlap across chronic conditions, we realized that in order to help people be as healthy and happy as possible, and to achieve cost savings critically important to our clients, we need to address all of the chronic conditions a person is dealing with.

We Provide Measurable Value to Our Clients

Our clients want their employees and dependents to be healthy. They want programs that people will opt-in to, in significant numbers, that they will like and not complain to the benefits or support team about, and that are budget neutral or will save them money. We address each of their concerns by providing client and member satisfaction, high quality care for members, strong cost management, savings, and return on investment, or ROI, and a source of innovation and increased revenue.

We Provide Meaningful Value to Healthcare Providers

Physicians want to do good, and we make that easier. We integrate into their workflow and make it easier for them to do their job, by providing high quality data that enables them to focus on the issues that matter. Our platform synthesizes a wide range of data signals into an easily-interpretable physician’s report that is aligned with physicians’ existing workflows and can be integrated into their existing practice management and electronic health record systems. These insights help physicians make changes to medications and also close gaps in care. We improve outcomes, and reduce cost, and thereby drive increased financial value.

We Have Purpose-Built Our Products to Support Our Attractive Business Model

A large percentage of people with chronic conditions have them for life. Our model builds a long-term relationship with our members and our clients by delivering increasing value over time. We currently experience very low member and client churn, in part due to this model. We have also invested substantially in the strength and durability of our model, on an individual level, by being there 24x7x365 with experienced, informed, and empathic people who provide assistance as needed. This builds strong trust with our members, and also with our clients, where we invest in deeply integrated systems and consistent, relationship-based service, to sustain long-term bonds that go beyond the contracts we sign, as evidenced by our dollar-based net expansion rate of 113.8% as of December 31, 2018. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Performance—Product Intensity and Enrollment Impacts our Performance” for additional information. We deploy a direct sales team as well as channel partners to engage with new clients. Our sales team assists with initial subscriptions by new clients, and our member services team drives additional revenue within existing clients. We have several differentiated features that help us succeed:

•	Products whose performance improves over time;

•	Suite of services to address the whole person;

•	Recurring revenue business model;

•	Differentiated go-to-market strategy; and

•	Strong relationships with influencers and resellers.

We Have Built a Secure and Scalable Technology Platform Driven By Our AI+AI Engine, Featuring:

•	Cloud-based technology architecture built for growth;

•	Highly secure platform;

•	Robust integrations;

•	Powerful platform built on continuous improvement; and

•	Platform to manage whole person experience.

We Are Passionate About Improving the Experience in Healthcare

Our team has decades of collective experience across every facet of the healthcare and consumer industries. We operate in a heavily regulated industry where expertise in these sectors is critical to our success. More importantly, our passion is deeply personal, as many of our employees have a chronic condition. We build our solutions with empathy because we understand these issues personally.

How We Plan to Empower More Lives

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Increase Member Enrollment within Existing Clients (Product Intensity). At the end of twelve months, our average enrollment rate for Livongo for Diabetes clients who launched enrollment in 2018 is 34% of the total recruitable individuals at a client. The average enrollment rate after twelve months for the same cohort of fully-optimized clients is over 47%. We have a significant opportunity at our existing clients to reach higher enrollment rates, particularly when we are able to optimize enrollment methods. For example, we recently entered into an agreement with one of our channel partners that allows us to access all available emails from our joint clients, which provides us another pathway for member outreach and increased enrollment. Once enrolled, our model builds a long-term relationship with our members by delivering increasing value over time.

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Offer Additional Solutions that Expand Share of Wallet with Existing Clients (Product Density). We believe we are underpenetrated within our existing client base. Our client base of 679 organizations as of March 31, 2019 represents a significant growth opportunity for us. We have a significant opportunity with those clients to offer our hypertension, prediabetes and weight management, and behavioral health solutions. For members who have more than one chronic condition that is covered by the Livongo suite of solutions, we can cross-sell in order to enhance the member experience, improve clinical results, and also increase our revenue per user.

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Expand Client Base. We believe that our market remains underpenetrated. We will continue to invest in our direct sales and marketing efforts and our channel partners to continue to acquire new clients, including employers, health plans, and government entities.

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Continue to Grow the Capabilities of Our Platform. We constantly improve our platform and existing solutions. As we increase membership and generate new data from each of those members using our platform, our AI+AI engine continues to improve. This helps us deliver more effective solutions to our members, onboard new members more efficiently, grow our penetration at any given client, and improve the features of our solutions, as well as accelerate the development and delivery of new products to the market.

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Continued Business Development. We will continue to organically build new solutions and, where appropriate, execute on acquisitions and partnerships, to rapidly expand to other chronic conditions and help our members live better and healthier lives.

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Expand Internationally. Chronic condition management is a global issue and many of our large self-insured employer clients have populations abroad. Despite different healthcare systems, we believe our solutions are well suited for people living with chronic conditions around the globe, and we view this as a large longer-term opportunity.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•	We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.

•	Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

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The failure of our solutions to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and results of operation to be materially and adversely affected.

•

The market for our solutions is new, rapidly evolving and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change, which makes it difficult to forecast demand for our solutions.

•

If our market develops more slowly than we expect, if it encounters negative publicity, if our solutions do not drive member enrollment, or if we are not successful in demonstrating and promoting the benefits of our solutions, our business, financial condition and results of operations could be adversely affected.

•

Competitive solutions or other technological breakthroughs for the monitoring, treatment or prevention of chronic conditions or technological developments may adversely affect demand for our solutions.

•

The growth of our business relies, in part, on the growth and success of our clients and channel partners and certain revenues from member enrollment, which are difficult to predict and are affected by factors outside of our control.

•	If the number of individuals employed by our clients decreases or the number of members which subscribe to our solutions decreases, our revenue will likely decrease.

•

Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately        % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, our website (www.livongo.com), press releases, public conference calls, and public webcasts. We use these channels, as well as social media, to communicate with our members, clients, and the public about our company, our services and other issues. It is possible that the information we post on social media could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in October 2008 as EosHealth, Inc., a Delaware corporation, and changed our name to Livongo Health, Inc. in September 2014. Our principal executive offices are located at 150 West Evelyn Avenue, Mountain View, California 94041, and our telephone number is (866) 435-5643. Our website address is www.livongo.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

Livongo Health, Livongo and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Livongo Health, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•

the requirement to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our operating results and financial statements to those of other public companies more difficult. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

See the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Underwriters’ over-allotment option	shares

Common stock to be outstanding immediately after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page on this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership

Upon the completion of this offering, our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately     % of our common stock outstanding after this offering (or     % if the underwriters exercise their over-allotment option in full).

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq trading symbol	“LVGO”

The number of shares of our common stock that will be outstanding immediately after this offering is based on 156,466,907 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2019, and excludes:

•

33,479,206 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of March 31, 2019 under our 2008 Stock Incentive Plan, or our 2008 Plan, and our 2014 Stock Incentive Plan, or our 2014 Plan, with a weighted-average exercise price of $0.90 per share;

•	7,380,489 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of March 31, 2019 under our 2014 Plan;

•

1,570,003 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2019 to purchase shares of our common stock, with a weighted-average exercise price of $1.05 per share;

•	2,682,400 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2019; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             shares of our common stock to be reserved for future issuance under our 2019 Equity Incentive Plan, or our 2019 Plan, which will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part,

•

             shares of our common stock reserved for future issuance under our 2014 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, and

•

             shares of our common stock to be reserved for future issuance under our 2019 Employee Stock Purchase Plan, or our ESPP, which will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2008 Plan and 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 117,231,018 of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of our common stock immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2018 (except for the pro forma information) are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2018 and 2019 and the consolidated balance sheet data as of March 31, 2019 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited selected consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The summary consolidated financial and other data in this section are not intended to replace the consolidated financial statements and the related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
Consolidated Statements of Operations Data:	2017	2018	2018	2019
	(in thousands, except per share data)
Revenue	$30,850	$68,431	$12,462	$32,061
Cost of revenue(1)(2)	8,312	20,269	3,104	10,140

Gross profit	22,538	48,162	9,358	21,921

Operating expenses:
Research and development(1)	12,028	24,861	4,148	8,994
Sales and marketing(1)(2)	16,502	36,433	5,611	14,949
General and administrative(1)(3)	11,050	23,063	3,943	14,114
Change in fair value of contingent consideration	—	(1,200)	—	674

Total operating expenses	39,580	83,157	13,702	38,731

Loss from operations	(17,042)	(34,995)	(4,344)	(16,810)
Other income, net	123	1,641	136	462

Loss before provision for income taxes	(16,919)	(33,354)	(4,208)	(16,348)
Provision for (benefit from) income taxes	(61)	28	7	(1,388)

Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)

Accretion of redeemable convertible preferred stock	(143)	(162)	(37)	(41)

Net loss attributable to common stockholders	$(17,001)	$(33,544)	$(4,252)	$(15,001)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(0.59)	$(1.01)	$(0.13)	$(0.41)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(4)	28,885	33,147	32,412	36,414

Pro forma net loss per share attributable to common stockholders, basic and diluted(4)		$(0.23)		$(0.10)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(4)		143,514		153,756

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$—	$18	$1	$6
Research and development	541	2,188	262	361
Sales and marketing	413	916	122	219
General and administrative	1,164	3,210	354	4,924

Total stock-based compensation expense	$2,118	$6,332	$739	$5,510

(2)	Includes amortization of intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$12	$320	$9	$327
Sales and marketing	—	272	—	237

Total amortization of intangible assets	$12	$592	$9	$564

(3)	Includes acquisition-related expenses as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
General and administrative	$452	$354	$196	$207

Total acquisition-related expenses	$452	$354	$196	$207

(4)

See Notes 2 and 12 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$54,996	$54,996
Working capital	74,085	74,085
Total assets	181,837	181,837
Deferred revenue, current and noncurrent	3,526	3,526
Redeemable convertible preferred stock	236,970	—
Accumulated deficit	(128,573)	(131,950)
Total stockholders’ (deficit) equity	(100,967)	136,003

(1)

The pro forma column in the balance sheets data table above reflects: (i) the automatic conversion 117,231,018 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of our common stock as if such conversion had occurred on March 31, 2019, (ii) stock-based compensation expense of $3.4 million related to RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will be in effect immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth above, and (ii) the sale and issuance by us of             shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $             , assuming the assumed initial public offering price per share remains the same, and after deducting the underwriting discounts and commissions payable by us.

Key Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key metrics:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Clients	218	413	278	679
Enrolled diabetes members	53,858	113,854	68,536	164,168
Total contract value (in thousands)	$77,158	$154,468	$11,281	$48,063

Clients. We define our clients as business entities that have at least one active paid contract with us at the end of a particular period. Entities that access our platform through our channel partners, PBMs, and resellers are counted as individual clients. We do not count our channel partners, PBMs, or resellers as clients, unless they also separately have active paid contracts for our solutions. If business units or subsidiaries of the same entity enter into separate agreements with us, they are counted as separate clients. However, entities that have purchased multiple solutions through different contracts are treated as a single client.

Enrolled Diabetes Members. We define our enrolled diabetes members as all individuals that are enrolled in Livongo for Diabetes at the end of a given period. This number excludes: (i) employees or dependents of a client that has ceased using our solution, (ii) employees who no longer have an employment relationship with an active client, and their dependents, and (iii) employees and dependents who have not been active on or used our solution for a period of time as specified in the applicable client’s agreement, which is typically between four and six months.

Total Contract Value. We define total contract value as contractually committed orders to be invoiced under agreements initially entered into during the relevant period. Agreements are only counted in total contract value in the period in which they are entered into, and for purposes of this calculation, we assume an average member enrollment rate. While some of our agreements include clauses providing for termination at the convenience of the client, when evaluating total contract value, we assume an agreement will be serviced for the full term. Until such time as these amounts are invoiced, which occurs at the end of each month of service, they are not recorded in revenue, deferred revenue, or elsewhere in our consolidated financial statements. Total contract value only includes agreements entered into with new clients or renewals entered into with existing clients; it does not include increases to enrolled members during the original term of the contract.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Metrics,” for additional information.

Non-GAAP Financial Measures

We believe that, in addition to our financial results determined in accordance with GAAP, adjusted gross profit, adjusted gross margin, and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations, and financial condition.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(dollars in thousands)
Adjusted gross profit	$22,550	$48,500	$9,368	$22,254
Adjusted gross margin (as percentage of revenue)	73.1%	70.9%	75.2%	69.4%
Adjusted EBITDA	$(14,096)	$(27,654)	$(3,207)	$(9,159)

Adjusted Gross Profit and Adjusted Gross Margin

We define adjusted gross profit as GAAP gross profit, excluding stock-based compensation expense and amortization of intangible assets. We define adjusted gross margin as our adjusted gross profit divided by our revenue.

Adjusted EBITDA

We calculate adjusted EBITDA as net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) acquisition-related expenses, (v) other income, net, (vi) change in fair value of contingent consideration, and (vii) provision for (benefit from) income taxes.

Adjusted gross profit, adjusted gross margin, and adjusted EBITDA are presented for supplemental information purposes only and should not be considered a substitute for financial information in accordance with GAAP. We have included these non-GAAP financial measures because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating result in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.

We have incurred net losses on an annual basis since our inception. We incurred net losses of $16.9 million, $33.4 million, $4.2 million, and $15.0 million for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019, respectively. We had an accumulated deficit of $128.6 million as of March 31, 2019. We expect our costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest significant additional funds towards growing our business and operating as a public company and as we continue to invest in increasing our client base, expanding our marketing channels and operations, hiring additional employees, and developing new solutions. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from sales of our solutions, and the incurrence of indebtedness. Our cash flow from operations was negative for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019. We may not generate positive cash flow from operations or profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to develop and expand our solutions. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting, and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. We began offering Livongo for Diabetes in 2014, with all of our growth occurring in recent years. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market adoption of our existing and future solutions, competition from other companies, acquiring and retaining clients, managing client deployments, overseeing member enrollment, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions, unforeseen expenses, and challenges in forecasting accuracy. Livongo for Diabetes historically has accounted for a substantial portion of our revenue, and we expect that to continue for the next several years. Although we recently began offering Livongo for Hypertension, Livongo for Prediabetes and Weight Management, and Livongo for Behavioral Health by myStrength, these solutions are new and our sales team does not have extensive experience marketing these solutions. Our sales efforts with respect to these solutions may not be as successful as our sales of Livongo for Diabetes. Any new products may not be accepted by our channel partners, resellers, payors, clients, or members. If we have difficulty launching new solutions, our reputation may be harmed and our financial results may be adversely affected. In order to substantially increase our revenue, we will need to target chronic conditions other than diabetes. The features, designs, and capabilities that distinguish our Livongo for Diabetes solution, as well as the relationships we have built with our current channel partners and resellers, may not be useful in helping solutions for other chronic conditions succeed in the marketplace. Even if we are able to successfully develop new solutions for chronic conditions other than diabetes, the market opportunity and market growth of solutions for other chronic conditions may not be as attractive as that of Livongo for Diabetes. If we are unable to increase enrollment in Livongo for Diabetes, or successfully develop and commercialize new solutions for chronic conditions other than diabetes, our revenue and our ability to achieve and sustain profitability would be impaired. Additional risks include our ability to effectively manage growth and process, store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security. If our assumptions regarding these and other similar risks and uncertainties, which we use to plan our business, are incorrect or change as we gain more experience operating our business or due to changes in our industry, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified software engineers, coaching and monitoring personnel, and sales and marketing staff, and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be adversely affected.

The failure of our solutions to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and results of operation to be materially and adversely affected.

Our current business strategy is highly dependent on our solutions achieving and maintaining market acceptance. Market acceptance and adoption of our solutions depends on educating people with chronic conditions, as well as self-insured employers, payors, health plans and government entities, as to the distinct features, ease-of-use, positive lifestyle impact, cost savings, and other perceived benefits of our solutions as compared to competitive solutions. If we are not successful in demonstrating to existing and potential clients the benefits of our solutions, or if we are not able to achieve the support of employers, healthcare providers and insurance carriers for our solutions, our sales may decline or we may fail to increase our sales in line with our forecasts.

Achieving and maintaining market acceptance of our solutions could be negatively impacted by many factors, including:

•

the failure of Applied Health Signals to achieve wide acceptance among people with chronic conditions, self-insured employers, payors, health plans, government entities, and key opinion leaders in the treatment community;

•

lack of evidence or peer-reviewed publication of clinical evidence supporting the safety, ease-of-use, cost-savings or other perceived benefits of our solutions over competitive products or other currently available methodologies;

•	perceived risks associated with the use of our solutions or similar products or technologies generally;

•	the introduction of competitive solutions and the rate of acceptance of those solutions as compared to our solution; and

•	results of clinical and financial studies relating to chronic condition solutions or similar competitive solutions.

In addition, our solutions may be perceived by our channel partners, resellers, payors, clients, or members to be more complicated or less effective than traditional approaches, and people may be unwilling to change their current health regimens. Moreover, we believe that healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend our solution until there is sufficient evidence to convince them to alter their current approach.

The market for our solutions is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change, which makes it difficult to forecast demand for our solutions.

The market for our solutions is new and rapidly evolving, and it is uncertain whether it will achieve and sustain high levels of demand and market adoption. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of our clients. It is difficult to predict the future growth rate and size of our target market. Negative publicity concerning our platform, our solutions, Applied Health Signals, or our market as a whole could limit market acceptance of our solutions. If our clients and members do not perceive the benefits of our solutions, or if our solutions do not drive member enrollment, then our market may not develop at all, or it may develop more slowly than we expect. Our success will depend to a substantial extent on the willingness of healthcare organizations to increase their use of our technology and our ability to demonstrate the value of our technology to our existing clients and potential clients. If healthcare organizations do not recognize or acknowledge the benefits of our solutions or if we are unable to reduce healthcare costs or drive positive health outcomes, then the market for our solutions might not develop at all, or it might develop more slowly than we expect. Similarly, negative publicity regarding patient confidentiality and privacy in the context of technology-enabled healthcare or concerns experienced by our competitors could limit market acceptance of our solutions.

The healthcare industry in the United States is undergoing significant structural change and is rapidly evolving. We believe demand for our solutions has been driven in large part by rapidly growing costs in the traditional healthcare system, the movement toward patient-centricity and personalized healthcare, and advances in technology. Widespread acceptance of personalized healthcare is critical to our future growth and success. A reduction in the growth of personalized healthcare could reduce the demand for our solutions and result in a lower revenue growth rate or decreased revenue. Additionally, our solutions are offered on a subscription basis, and the adoption of subscription business models is still relatively new, especially in the healthcare industry. If companies do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools, our business, financial condition, and results of operations could be adversely affected.

We currently derive a high concentration of our revenue from sales to clients that are self-insured employers. The demand for our solution depends on the need of self-insured employers to manage the costs of healthcare services that they pay on behalf of their employees. While the percentage of employers who are self-insured has been increasing over the past decade, this trend may not continue. Various factors, including changes in the healthcare insurance market or in government regulation of the healthcare industry, could cause the percentage of self-insured employers to decline, which would adversely affect the market for our solution and would negatively affect our business. Furthermore, our failure to increase sales to employers with fully-insured plans could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, if healthcare benefits trends shift or entirely new technologies are developed that replace existing offerings, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements.

If our market develops more slowly than we expect, if it encounters negative publicity, if our solutions do not drive member enrollment, or if we are not successful in demonstrating and promoting the benefits of our solutions, our business, financial condition and results of operations could be adversely affected.

While our market is in an early stage of development, it is evolving rapidly and becoming increasingly competitive, and we expect it to attract increased competition. We currently face competition from a range of companies, including Virta Health Corp., Omada Health, Inc., Glooko, Inc., Hello Heart Inc., Lyra Health, Inc., Onduo LLC, and Ginger.io, Inc. Our competitors include both enterprise companies who are focused on or may enter the healthcare industry, including initiatives and partnerships launched by these large companies, and from private companies that offer point solutions for a single chronic condition. These companies, which may offer their solutions at lower prices, are continuing to develop additional products and becoming more sophisticated and effective. In addition, large, well-financed healthcare providers and insurance carriers have in some cases developed their own platform or tools and may provide these solutions to their clients at discounted prices. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback or guidance, and other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share. Our ability to compete effectively depends on our ability to distinguish our company and our solution from our competitors and their products, and includes factors such as:

•	long-term outcomes;

•	ease of use and convenience;

•	price;

•	greater name and brand recognition;

•	longer operating histories;

•	greater market penetration;

•	larger and more established client and channel partner relationships;

•	larger sales forces and more established products and networks;

•	larger marketing budgets;

•	access to significantly greater financial, human, technical and other resources;

•	breadth, depth, and efficacy of offerings;

•	quality and reliability of solutions; and

•	employer, healthcare provider, government agency and insurance carrier acceptance.

Some of our competitors may have greater name and brand recognition, longer operating histories, significantly greater resources than we do and may be able to offer solutions similar to ours at a more attractive price than we can. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace.

New competitors or alliances may emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of our market, which could create additional price pressure. In light of these factors, even if our solution is more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solution. If we are unable to successfully compete, our business, financial condition, and results of operations could be adversely affected.

Competitive solutions or other technological breakthroughs for the monitoring, treatment or prevention of chronic conditions or technological developments may adversely affect demand for our solutions.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize solutions for the monitoring of chronic conditions that offer distinct features, are easy-to-use, provide measurable and meaningful cost savings to payors, and are more appealing than available alternatives. Our competitors, as well as a number of other companies, within and outside the healthcare industry, are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs, and other therapies for the monitoring and treatment of chronic conditions. Any technological breakthroughs in monitoring, treatment or prevention could reduce the potential market for our solutions, which would significantly reduce our sales.

The frequent introduction by competitors of solutions that are or claim to be superior to our solutions may create market confusion, which may make it difficult for potential clients to differentiate the benefits of our solutions over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our solution. If a competitor develops a product that competes with or is perceived to be superior to our solutions, or if a competitor employs strategies that place downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our forecasts, either of which would adversely affect our business, financial condition and results of operations.

The growth of our business relies, in part, on the growth and success of our clients and channel partners and certain revenues from member enrollment, which are difficult to predict and are affected by factors outside of our control.

We enter into agreements with our clients under which our fees are generally dependent upon the number of members that are enrolled in our clients’ subscription to our solutions each month. In addition, some fees are subject to credits if certain performance criteria are not met, which in some cases depend on the behavior of our members, such as their continued engagement with our solution, and other factors outside of our control. In addition, if the number of members covered by one or more of our client’s health plan programs were to be reduced, such decrease would lead to a decrease in our revenue. In addition, the growth forecasts of our clients are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate and their member enrollment in our solutions could fail to grow at anticipated rates, if at all.

Additionally, we enter into non-exclusive agreements with our channel partners under which a portion of our channel partner commissions and administrative fees are variable based on their client sales, which are affected by factors outside of our control. If the number of clients represented by one or more of our channel partners were to be reduced by a material amount or if our channel partners were to refer their clients to our competitors, such decreases may lead to a decrease in our total number of clients, member enrollment rate and in our revenue, which could harm our business, financial condition and results of operations. In addition, growth forecasts of our channel partners are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate.

If the number of individuals employed by our clients decreases or the number of members which subscribe to our solutions decreases, our revenue will likely decrease.

Under most of our client contracts, we base our fees on the number of individuals enrolled in the solutions subscribed to by our clients. Many factors may lead to a decrease in the number of individuals covered by our clients and the number of solutions subscribed to by our clients, including, but not limited to, the following:

•	natural attrition of employees of our clients;

•	continued acceptance of our solutions by employees for existing and new chronic conditions;

•	the timing of development and release of new solutions;

•	features and functionality that are lower cost alternatives introduced by us or our competitors;

•	technological changes and developments within the markets we serve; and

•	changes in the prevalence of type of chronic conditions.

If the number of individuals covered by our employers, health plans and other clients decreases, or the number of solutions to which they subscribe decreases, for any reason, our enrollment rate may decline and our revenue will likely decrease.

Our business, results of operations and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•	our ability to attract new channel partners, resellers and clients and enroll new members, and retain existing clients and members;

•	the enrollment cycles and employee benefit practices of our clients;

•	new solution introductions and expansions, or challenges with introduction;

•	changes in our pricing or fee policies or those of our competitors;

•	the timing and success of new solution introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors;

•	increases in operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	our ability to successfully expand our business, whether domestically or internationally;

•	breaches of security or privacy;

•	changes in stock-based compensation expenses;

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment, including with respect to privacy or data protection, or enforcement by government regulators, including fines, orders or consent decrees;

•	the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation;

•	changes in our effective tax rate;

•	announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets;

•	changes in the structure of healthcare payment systems;

•	our ability to make accurate accounting estimates and appropriately recognize revenue for our solution for which there are no relevant comparable products;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	instability in the financial markets;

•	general economic conditions, both domestic and international;

•	volatility in the global financial markets;

•	political, economic and social instability, including terrorist activities, and any disruption these events may cause to the global economy; and

•	changes in business or macroeconomic conditions.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Acquisitions and investments could result in operating difficulties, dilution and other harmful consequences that may adversely impact our business, results of operations and financial condition. Additionally, if we are not able to identify and successfully acquire suitable businesses, our operating results and prospects could be harmed.

In the past, we have acquired a number of companies, including Diabeto Inc., Retrofit Inc., and myStrength, Inc. and we may in the future make acquisitions to add employees, complementary companies, products, solutions, technologies, or revenue. These transactions could be material to our results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business or technology has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	loss of key employees of the acquired company and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	implementation or remediation of controls, procedures, and policies at the acquired company;

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difficulties in integrating and managing the combined operations, technologies, technology platforms and products of the acquired companies and realizing the anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	integration of the acquired company’s accounting, human resource and other administrative systems, and coordination of product, engineering and sales and marketing function;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk for liabilities;

•	failure to successfully further develop the acquired technology or realize our intended business strategy;

•	our dependence on unfamiliar affiliates and partners of acquired businesses;

•	uncertainty of entry into markets in which we have limited or no prior experience or in which competitors have stronger market positions;

•	unanticipated costs associated with pursuing acquisitions;

•	failure to find commercial success with the products or services of the acquired company;

•	difficulty of transitioning the acquired technology onto our existing platforms and maintaining the security standards for such technology consistent with our other solutions;

•	failure to successfully onboard clients or maintain brand quality of acquired companies;

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responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations;

•	inability to maintain our internal standards, controls, procedures, and policies;

•	failure to generate the expected financial results related to an acquisition on a timely manner or at all;

•	difficulties in complying with antitrust and other government regulations;

•	challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with GAAP;

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potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, client relationships or intellectual property, are later determined to be impaired and written down in value; and

•	failure to accurately forecast the impact of an acquisition transaction.

Moreover, we rely heavily on the representations and warranties provided to us by the sellers of acquired companies, including as they relate to creation of, and ownership and rights in, intellectual property, existence of open source and compliance with laws and contractual requirements. If any of these representations and warranties are inaccurate or breached, such inaccuracy or breach could result in costly litigation and assessment of liability for which there may not be adequate recourse against such sellers, in part due to contractual time limitations and limitations of liability.

Future acquisitions could also result in expenditures of significant cash, dilutive issuances of our equity securities, the incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by channel partners, resellers, clients, members or investors.

Additionally, competition within our industry for acquisitions of business, technologies and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to realize the benefits of these acquisitions, and our operating results could be harmed. If we are unable to successfully address any of these risks, our business, financial condition or operating results could be harmed.

If we are unable to expand our sales and marketing infrastructure, we may fail to enroll sufficient members to meet our forecasts.

We first began offering Livongo for Diabetes in 2014, and we have only limited experience marketing and selling our solutions as well as enrolling members. We derive a substantial majority of our revenue from the sale of Livongo for Diabetes and we expect that this will continue for the next several years. As a result, our financial condition and results of operations are and will continue to be highly dependent on the ability of our sales force to adequately promote, market and sell Livongo for Diabetes. If our sales and marketing representatives fail to achieve their objectives, we may not enter into agreements with new clients, and member enrollment could decrease or may not increase at levels that are in line with our forecasts. Additionally, we have only recently began offering other solutions, and our sales force does not have extensive experience promoting, marketing, and selling these solutions.

A key element of our business strategy is the continued expansion of our sales and marketing infrastructure to drive member enrollment. We rely on insights obtained from previous enrollment experiences and marketing testing, including feedback from our AI+AI engine, to increase enrollment initially as well as on an ongoing basis, but we may not be successful in achieving improved rates of enrollment.

As we increase our sales and marketing efforts with respect to existing or planned solutions, we will need to further expand the reach of our sales and marketing networks. Our future success will depend largely on our ability to continue to hire, train, retain, and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas, such as diabetes management techniques and technologies, as well as the competitive landscape for our solutions. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will continue to place significant burdens on our management team.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our existing or planned solutions, which could result in reduced member enrollment and the failure of our enrollment rate to increase in line with our forecasts.

We incur significant upfront costs in our channel partner, reseller, client, and member relationships, and if we are unable to maintain and grow these relationships over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition and results of operations.

We devote significant resources to establish relationships with our channel partners, resellers, clients, and members and to implement our solutions. This is particularly so in the case of large enterprises that often request or require specific features or functions unique to their particular business processes. Accordingly, our results of operations will depend in substantial part on our ability to enroll our clients’ members to participate in our programs, deliver a successful experience for clients and members, and persuade our channel partners, resellers, clients, and members to maintain and grow their relationship with us over time. We also invest in expanding our channel partner and reseller relationships. Additionally, as our business is growing significantly, our channel partner, reseller, client and member acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. We incur upfront costs in establishing our channel partner and reseller relationships. If we fail to achieve appropriate economies of scale, if our investments in these relationships fail to materialize or if we fail to manage or anticipate the evolution and demand of the subscription fee model, our enrollment rate may decrease, and our business, financial condition and results of operations could be materially adversely affected.

A substantial portion of our sales comes from a limited number of channel partners and resellers.

Historically, we have relied on a limited number of channel partners and resellers for a substantial portion of our total sales. For example, sales through our top five channel partners, Express Scripts, Inc., CVS Pharmacy, Inc., Health Care Service Corporation, Anthem, Inc., and Highmark Inc., represented 50% of our revenue for the year ended December 31, 2018, and 59% of our revenue for the three months ended March 31, 2019. Our channel partners and resellers work with us on a non-exclusive basis. If we are unable to establish, maintain or grow these relationships over time or if the channel partners and resellers refer business to our competitors instead, we are likely to fail to recover these costs and our operating results will suffer. The loss of any of our key channel partners or resellers could have an impact on the growth rate of our revenue as we work to obtain new channel partners or replacement relationships. Contracts with our key channel partners or resellers may be terminated before their term expires for various reasons, subject to certain conditions. For example, after a specified period, certain of our contracts are terminable for convenience by our channel partners or resellers, subject to a notice period. Additionally, certain contracts may be terminated immediately by the channel partner or reseller if we go bankrupt, if we lose applicable licenses or are suspended or debarred from participation in government-funded healthcare programs or if we fail to comply with certain specified laws. In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our channel partners and resellers. Identifying channel partners and resellers, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to, or utilization of, our solutions. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, these relationships may not result in increased client and member use of our solution or increased revenue.

Our sales and implementation cycle can be long and unpredictable and requires considerable time and expense, which may cause our results of operations to fluctuate.

The sales cycle for our solution from initial contact with a potential client to client launch is difficult to predict and varies widely by client, ranging from less than one month to almost a year. Some of our clients undertake a significant and prolonged evaluation process, including to determine whether our solutions meet their unique healthcare needs, which frequently involves evaluation of not only our solution but also an evaluation of other available solutions, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our clients about the ease of use, technical capabilities and potential benefits of our solution. Once a client enters into an agreement with us, we then explain the benefits of our solutions again to eligible employees to encourage them to sign up as a member. It is possible that in the future we may experience even longer sales cycles, more complex client needs, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand our direct sales force, expand into new territories and market additional solutions and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, it could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract new clients and expand member enrollment with existing clients, our revenue growth could be slower than we expect, and our business may be adversely affected.

We generate, and expect to continue to generate, revenue from the enrollment in our solution. As a result, widespread acceptance and use of solutions for chronic conditions in general, and our platform in particular, is critical to our future growth and success. If the market fails to grow or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new clients. If we fail to attract new clients and fail to maintain and expand new client relationships, our revenue may grow more slowly than we expect and our business may be adversely affected. Once we enter into an agreement with a client, our revenue will depend on the number of employees we successfully enroll as members. Demand for solutions for chronic conditions in general, and our solution in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	awareness of Applied Health Signals and the adoption of technology in healthcare generally;

•	availability of products and services that compete with ours;

•	ease of adoption and use;

•	features and platform experience;

•	performance;

•	brand;

•	security and privacy; and

•	pricing.

Our future revenue growth also depends upon expanding member enrollment with existing clients. If we are not successful in expanding member enrollment in currently contracted solutions or the use of our future solutions by existing clients over time, or if our clients do not renew their agreements or renew their agreements with us at lower prices, our revenue may grow more slowly than expected, may not grow at all, or may decline. Our clients have no obligation to renew their agreements for our solution after the term expires, and our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Additionally, although we dedicate resources to our sales and marketing programs, these sales and marketing programs may not have the desired effect and may not expand sales. Our efforts may not result in increased enrollment within existing clients, or additional revenue. If our efforts to expand enrollment within existing clients are not successful, or if our existing clients renew at lower member levels, our business and operating results could be adversely affected.

Client renewals may decline or fluctuate as a result of a number of factors, including the breadth of early deployment of our solution, meaningful reductions in our clients’ spending levels, changes in clients’ business models and use cases, our clients’ satisfaction or dissatisfaction with our solution, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, or the effects of economic conditions. If our clients do not renew their agreements with us, or renew on terms less favorable to us, our revenue may decline.

Potential members’ failure to enroll after a client enters into an agreement with us could negatively affect our business, operating results, financial condition and growth prospects.

We believe our future success will depend in part on our ability to increase both the speed and success of member enrollment, by improving our member engagement and enrollment methodology, hiring and training qualified professionals and increasing our ability to integrate into large-scale, complex technology environments. In some cases, clients initially enter into an agreement with us for our solution, but, for a variety of potential reasons, potential members fail to ultimately enroll at the expected volume. If we are unable to achieve the expected volume of member enrollment, or unable to do so in a timely manner and, as a result, potential members do not utilize our solution, clients are unlikely to renew their agreement with us and we would not be able to generate future revenue from such clients based on transaction or revenue volume and the upsell of additional products and services, and our future operating results could be adversely impacted.

Any failure to offer high-quality member support may adversely affect our relationships with our existing and prospective members, and in turn our business, results of operations and financial condition.

In implementing and using our solutions, our members depend on our member support to resolve issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for member support. We also may be unable to modify the nature, scope and delivery of our services or member support to compete with changes in solutions provided by our competitors. Increased member demand for support could increase costs and adversely affect our results of operations and financial condition. Our sales are highly dependent on our reputation and on positive recommendations from our existing members, clients, channel partners and resellers. Any failure to maintain high-quality member support, or a market perception that we do not maintain high-quality member support, could adversely affect our reputation, our ability to sell our solutions, and in turn our business, results of operations, and financial condition.

If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed.

Since launching our first product in 2014, we have experienced rapid growth and we continue to rapidly and significantly expand our operations. For example, our headcount has grown from 164 employees as of December 31, 2017 to 410 employees as of December 31, 2018 to 471 employees as of March 31, 2019. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

The growth and expansion of our business creates significant challenges for our management, operational and financial resources. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial and management processes and systems and to effectively expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative solutions. This could negatively affect our business performance.

We continue to experience growth in our headcount and operations, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. We face significant competition for talent from other healthcare, technology and high-growth companies, which include both large enterprises and privately-held companies. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business, results of operations and financial condition could be adversely affected.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our results of operations and overall business. Further, we have made changes in the past, and will likely make changes in the future, to our solutions that our clients or members may not like, find useful or agree with. We may also decide to discontinue certain features, solutions or services or increase fees for any of our features or services. If clients or members are unhappy with these changes, they may decrease their usage of our solutions.

Our rapid growth makes it difficult to evaluate our future prospects. The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. Market opportunity and market size estimates, as well as growth forecasts, included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, results of operations and financial condition could be harmed.

If we are not able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services, our business could be adversely affected.

The markets in which we operate are characterized by rapid technological change, frequent new product and service introductions and enhancements, changing client demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. Additionally, changes in laws and regulations could impact the usefulness of our solution and could necessitate changes or modifications to our solution to accommodate such changes. We invest substantial resources in researching and developing new solutions and enhancing our solutions by incorporating additional features, improving functionality, and adding other improvements to meet our members’ evolving demands. The success of any enhancements or improvements to our solutions or any new solutions depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies in our solutions and third-party partners’ technologies and overall market acceptance. We may not succeed in developing, marketing and delivering on a timely and cost-effective basis enhancements or improvements to our solutions or any new solutions that respond to continued changes in market demands or new client requirements, and any enhancements or improvements to our solutions or any new solutions may not achieve market acceptance. Since developing or acquiring our solutions is complex, the timetable for the release of new solutions and enhancements to existing solutions is difficult to predict, and we may not offer new solutions and updates as rapidly as our clients require or expect. Any new solutions that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new solutions, we may experience a decline in revenue of our existing solutions that is not offset by revenue from the new solutions. For example, clients may delay making purchases of new solutions to permit them to make a more thorough evaluation of these solutions or until industry and marketplace reviews become widely available. Some clients may hesitate to migrate to a new solution due to concerns regarding the performance of the new solution. In addition, we may lose existing clients who choose a competitor’s products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

The introduction of new products and solutions by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business, results of operations and financial condition. We may experience difficulties with software development, design or marketing that could delay or prevent our development, introduction or implementation of additional features or capabilities. If clients and members do not widely purchase and adopt our solutions, we may not be able to realize a return on our investment. If we do not accurately anticipate client and member demand or we are unable to develop, license or acquire new features and capabilities on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, it could result in adverse publicity, loss of revenue or market acceptance or claims by clients or members brought against us, each of which could have a material and adverse effect on our reputation, business, results of operations and financial condition.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed solutions and to pursue new markets, such as our partnership with Amazon. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenues and could be terminated prior to developing any solutions.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future solutions. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

Any failure to offer high-quality implementation, member enrollment and ongoing support may adversely affect our relationships with our clients, and in turn our business, results of operations and financial condition.

Though we assist with targeted marketing campaigns, we do not control our clients’ enrollment schedules. As a result, if our clients do not allocate the internal resources necessary for a successful enrollment for their employees, or enrollment launch date is delayed, we could incur significant costs, our enrollment rate may decline, clients could become dissatisfied and decide not to increase utilization of our solution or not to implement our solution beyond an initial period prior to their term commitment. In addition, competitors with more efficient operating models and/or lower implementation costs could jeopardize our client relationships.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing on growth initiatives, strategies and operating plans designed to enhance our business and extend our solutions to address additional chronic conditions. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating our business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially adversely affected.

Expansion into international markets is important for our long-term growth, and as we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Expanding our business to attract clients and members in countries other than the United States is an element of our long-term business strategy. An important part of targeting international markets is increasing our brand awareness and establishing relationships with partners internationally. Doing business internationally involves a number of risks, including:

•

multiple, conflicting and changing laws and regulations such as tax laws, privacy and data protection laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	obtaining regulatory approvals or clearances where required for the sale of our solution, devices and services in various countries;

•	requirements to maintain data and the processing of that data on servers located within the United States or in such countries;

•	protecting and enforcing our intellectual property rights;

•	complexities associated with managing multiple payor reimbursement regimes, government payors;

•	logistics and regulations associated with shipping our blood glucose meter, connected blood pressure monitor and cuff, and connected weight-scale;

•	competition from companies with significant market share in our market and with a better understanding of user preferences;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade, and other market restrictions; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the U.S. Foreign Corrupt Practices Act, or the FCPA, and comparable laws and regulations in other countries.

Our ability to continue to expand our business and to attract talented employees, clients and members in various international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems and commercial infrastructures. Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain and the distraction of our senior management team could harm our business, results of operation and financial condition.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and operating results.

In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our clients and us to accurately forecast and plan future business activities, and could cause our clients to slow spending on our solution, which could delay and lengthen sales cycles. Furthermore, during uncertain economic times our clients may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results of operations could be negatively impacted.

Furthermore, we have clients in a variety of different industries. A significant downturn in the economic activity attributable to any particular industry may cause organizations to react by reducing their capital and operating expenditures in general or by specifically reducing their spending on healthcare matters. In addition, our clients may delay or cancel healthcare projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our solution are perceived by clients and potential clients to be discretionary, our revenue may be disproportionately affected by delays or reductions in general healthcare spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our clients.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition and results of operations could be materially adversely affected.

We depend on a limited number of third-party suppliers for certain components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We utilize a single third-party manufacturing vendor to build and assemble our blood glucose meter, and we rely on single suppliers for our blood pressure monitor and cuff and glucose sensor test strips. The hardware components included in such devices are sourced from various suppliers by the manufacturers thereof and are principally industry standard parts and components that are available from multiple vendors. Quality or performance failures of the devices or changes in the contractors’ or vendors’ financial or business condition could disrupt our ability to supply quality products to our clients and thereby have a material adverse impact on our business, financial condition and results of operations.

For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components in a manner that meets these various requirements.

We do not have long-term supply agreements with our suppliers and, in many cases, we make our purchases on a purchase order basis. Under our supply agreements, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of products. As a result, our ability to purchase adequate quantities of our products may be limited. Additionally, our suppliers may encounter problems that limit their ability to manufacture products for us, including financial difficulties or damage to their manufacturing equipment or facilities. If we fail to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose clients, our reputation may be harmed and our business could suffer. For certain of our contracts with channel partners, resellers and clients, we have obligations to provide a blood glucose meter and other supplies to new members within a certain specified period of time, and/or to provide replacements for defective blood glucose meters within a certain specified period of time. If we are regularly unable to meet those obligations, our channel partners, resellers, or clients may decide to terminate their contracts.

Depending on a limited number of suppliers, or on a sole supplier, exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to the limited amount of our sales to date, we do not have long-standing relationships with our manufacturers and may not be able to convince suppliers to continue to make components available to us unless there is demand for such components from their other clients. As a result, there is a risk that certain components could be discontinued and no longer available to us. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our solution, our quality control standards and regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Failure of any of our suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business. We may also have difficulty qualifying new suppliers and obtaining similar components from other suppliers that are acceptable to the U.S. Food and Drug Administration, or the FDA, or other regulatory agencies, and the failure of our suppliers to comply with strictly enforced regulatory and quality requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our solution to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals or clearances for alternative components used in our medical devices. Any disruption of this nature or increased expenses could harm our commercialization efforts and adversely affect our operating results.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality management in sales, services, engineering, marketing, operations, finance and support functions, especially in the San Francisco Bay Area and Chicago metropolitan area. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

As we continue to grow, we may be unable to continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources, particularly for engineers, is intense. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. The loss of one or more of our key employees, and any failure to have in place and execute an effective succession plan for key executives, could seriously harm our business. Employees may be more likely to leave us if the shares of our capital stock they own or the shares of our capital stock underlying their equity incentive awards have significantly reduced in value or the vested shares of our capital stock they own or vested shares of our capital stock underlying their equity incentive awards have significantly appreciated. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us.

In addition, our future also depends on the continued contributions of our senior management team and other key personnel, each of whom would be difficult to replace. In particular, Glen Tullman, our Executive Chairman, is critical to our future vision and strategic direction. We rely on our leadership team in the areas of operations, research and development, marketing, sales, and general and administrative functions. Although we have entered into employment agreements or offer letters with our key employees, these agreements have no specific duration and constitute at-will employment, and we do not maintain key person life insurance for some of our key employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business, results of operations and financial condition could be harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve both in the United States and internationally, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Moreover, liquidity available to our employee securityholders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing channel partners and clients, and to our ability to attract new channel partners and clients. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our channel partners and clients, could harm our reputation and brand and make it substantially more difficult for us to attract new channel partners and clients. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with channel partners and clients, which would harm our business, financial condition and results of operations.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect, store, use and disclose sensitive data, including protected health information, or PHI, and other types of personal data or personally identifiable information, or PII. We also process and store, and use additional third parties to process and store, sensitive information including intellectual property and other proprietary business information, including that of our members and partners. Our member information is encrypted but not always de-identified. We manage and maintain our solution and data utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of confidential information, causing member health information to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for important aspects of the collection, storage and transmission of client, user and patient information, and other confidential and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI, other PII, and other confidential information we and our service providers collect, store, transmit, and otherwise process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We take certain administrative, physical and technological safeguards to address these risks, such as by requiring outsourcing subcontractors who handle client, user and patient information for us to enter into agreements that contractually obligate those subcontractors to use reasonable efforts to safeguard PHI, other PII, and other sensitive information. Measures taken to protect our systems, those of our subcontractors, or the PHI, other PII, or other sensitive data we or our subcontractors process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, member information, including PHI or other PII, or other sensitive information we or our subcontractors maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for remediation, fines, penalties, notification to individuals and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and require us to verify the accuracy of database contents, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our platform, and could suffer a loss of clients or users or a decrease in the use of our platform, and we may suffer loss of reputation, adverse impacts on client, user and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harm.

Any such breach or interruption of our systems or any of our third-party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of member information or other personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the General Data Protection Regulation, or GDPR, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, provide member assistance services, conduct research and development activities, collect, process, and prepare company financial information, provide information about our current and future solutions and engage in other user and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

If we or our third-party suppliers fail to comply with the FDA’s Quality Systems Regulation, our ability to distribute medical devices that are provided to members as part of our solution could be impaired.

We and certain of our third-party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices that we distribute as part of our solution. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. We have been inspected by the FDA in 2016 and 2018, with each inspection resulting in the FDA auditor issuing a FDA Form 483 Note of Observation that we have been able to respond to with corrective actions. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us and our third-party suppliers. Any of the foregoing actions could have a material adverse effect on our business, financial condition and results of operations.

Our medical device operations are subject to FDA regulatory requirements.

We are regulated by the FDA as a medical device manufacturer, and the medical devices that we distribute as part of our solution are subject to extensive regulation by the FDA. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development and manufacture;

•	laboratory, preclinical and clinical testing, labeling, packaging, storage, and distribution;

•	premarketing clearance or approval;

•	record keeping;

•	product marketing, promotion and advertising, sales and distribution; and

•	post-marketing surveillance, including reporting of deaths, serious injuries and product malfunctions, recalls, corrections and removals.

Before a new medical device or a new intended use for a device in commercial distribution, can be marketed in the United States, a company must first submit and receive either 510(k) clearance pursuant to section 510(k) of the Food, Drug, and Cosmetic Act, or FDCA, or approval of a premarket approval, or PMA application from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, know as a “predicate” device, in order to clear the proposed device for marketing. To be substantially equivalent, the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. Failure to demonstrate substantial equivalence to a predicate device to the FDA’s satisfaction will require the submission and approval by the FDA of a PMA application. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process for obtaining a PMA approval takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory approvals or clearances would have a material adverse effect on our business, financial condition and results of operations. We have obtained 510(k) clearance to distribute our glucose testing meter and test strips that we offer as part of our solution.

In addition, we are required to timely submit various reports with the FDA, including reports that medical devices that we distribute as part of our solution may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

We have in the past, and may in the future, initiate a correction or removal for the medical devices that we distribute as part of our solution to reduce a risk to health posed by our solution. For example, in 2015, we determined that the instructions provided with our test strips were incomplete. We distributed revised instructions to our members and submitted a publicly available Correction and Removal report to the FDA. This report and other reports could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our clients regarding the quality and safety of our solution. Additionally, we are aware that our connected weight scale can overheat due to user error if the member incorrectly installs the batteries. We have taken steps to eliminate such occurrences, but any future incident related to battery installation in our scale or other device could have a negative impact on our reputation and operating results. Corrective actions can be costly, time-consuming, and divert resources from other portion of our business. Furthermore, the submission of these reports could be used by competitors against us, which could harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our solution and services to ensure that the claims we make are consistent with our regulatory clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees, and civil penalties;

•	repair, replacement, refunds, recall, or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	product detention or import refusal;

•	denial of our requests for premarket approval of new solutions or services, new intended uses or modifications to existing solutions or services;

•	withdrawal of premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition could be harmed.

Material modifications to our devices may require new 510(k) clearances, premarket approval, or may require us to recall or cease marketing our devices until new clearances or approvals are obtained.

Material modifications to the intended use or technological characteristics of our devices that we distribute as part of our solutions may require new 510(k) clearances or premarket approvals prior to implementing the modifications, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new clearance or approval, however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or approval of a PMA. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our devices in a timely fashion, or at all. Delays in obtaining required future clearances would harm our ability to introduce new or enhanced product in a timely manner, which in turn would harm our future growth. We have made modifications to our medical devices in the past that we believe do not require additional clearances or approvals, and we may make additional modifications in the future. If the FDA disagrees and requires new clearances or approvals for any of these modifications, we may be required to recall and to stop selling or distributing our medical devices as modified, which could harm our operating results and require us to redesign our products. In these circumstances, we may be subject to significant enforcement actions.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

Our solution, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the FDA, U.S. Department of Justice, U.S. Department of Health and Human Services, or HHS, Office of the Inspector General and Office of Civil Rights, and numerous other federal and state governmental authorities.

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and regulations that may affect our ability to conduct business include, without limitation:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the CMS programs, including Medicare and Medicaid;

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the federal civil false claims and civil monetary penalties laws, including without limitation the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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the federal Physician Payment Sunshine Act, or Open Payments, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or Affordable Care Act, and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of protected health information on certain healthcare providers, health plans and healthcare clearinghouses, and their business associates that access or otherwise process individually identifiable health information on their behalf; HIPAA also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

Medical device regulations pursuant to the FDCA, which require, among other things, pre-market clearances, approved labelling, medical device adverse event reporting, and on-going post-market monitoring and quality assurance;

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and are in addition to requirements under HIPAA, thus complicating compliance efforts; and

•	state laws governing the corporate practice of medicine and other healthcare professions and related fee-splitting laws.

The Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties.

Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and our future expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, imprisonment for individuals and exclusion from participation in government programs, such as Medicare and Medicaid, as well as contractual damages and reputational harm. We could also be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA and other federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of PHI and PII. These laws and regulations include HIPAA. HIPAA establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. We are business associates under HIPAA and we execute business associate agreements with our clients.

HIPAA requires covered entities and business associates, such as us, to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations start at $100 per violation and are not to exceed $50,000 per violation, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities and business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI and other types of PII. These laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and our clients and potentially exposes us to additional expense, adverse publicity and liability. While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit PHI and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

We also publish statements to our resellers, channel partners, clients and members that describe how we handle and protect PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our clients may limit the use and adoption of, and reduce the overall demand for, our platform. Any of the foregoing consequences could have a material adverse impact on our business and our financial results.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our products to our clients, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulation and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use and security of personal and other information by companies offering an online service like our solution have recently come under increased public scrutiny.

In the European Union, or EU, the GDPR went into effect on May 25, 2018. If we or our vendors fail to comply with the applicable EU data privacy and security laws, we could be subject to government enforcement actions and significant penalties against us. GDPR introduced new data protection requirements in the EU relating to the consent of individuals to whom personal data relates, the information provided to individuals, the documentation we must retain, the security and confidentiality of personal data, data breach notification and the use of third-party processors in connection with the processing of personal data. GDPR has increased our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place mechanisms to ensure compliance with GDPR. Data protection authorities of the different EU Member States may interpret GDPR differently, and guidance on implementation and compliance practices are often updated or otherwise revised, adding to the complexity of processing personal data in the EU. Any failure by us to comply with GDPR could result in proceedings or actions against us by governmental entities or others, which may subject us to significant penalties and negative publicity, require us to change our business practices, and increase our costs and severely disrupt our business operations. In addition to GDPR in the EU, a number of countries have adopted or are considering privacy laws and regulations that may result in greater compliance efforts. In addition, government agencies and regulators have reviewed, are reviewing and will continue to review the personal data practices of certain online companies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our solution, our business could be harmed.

Our business, including our ability to operate and to expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, solutions, features or our privacy policies. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly gather and use data from data subjects. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry standards or practices regarding the storage, use or disclosure of data our clients or members share with us, or regarding the manner in which the express or implied consent of clients or members for such collection, analysis and disclosure is obtained. Such changes may require us to modify our solution, possibly in a material manner, and may limit our ability to develop new solutions and features.

The information that we provide to our partners, clients and members could be inaccurate or incomplete, which could harm our business, financial condition, and results of operations.

We provide healthcare-related information for use by our partners, clients and members. Because data in the healthcare industry is fragmented in origin, inconsistent in format and often incomplete, the overall quality of data in the healthcare industry is poor, and we frequently discover data issues and errors. If the data that we provide to our partners, clients or members are incorrect or incomplete or if we make mistakes in the capture or input of these data, our reputation may suffer and our ability to attract and retain partners may be harmed.

In addition, a court or government agency may take the position that our storage and display of health information exposes us to personal injury liability or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain insurance coverage, this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

Evolving government regulations may require increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations.

For example, since the Affordable Care Act was enacted, there have been judicial and Congressional challenges to certain aspects of the law, as well as efforts by the Trump administration to repeal or replace certain aspects of Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act. We continue to evaluate the potential impact of the Affordable Care Act and its possible repeal or replacement on our business.

There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the states in which we operate, we believe we are in compliance with all applicable material regulations, but, due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations. In the event that we must remedy such violations, we may be required to modify our solution and services in such states in a manner that undermines our solution’s attractiveness to partners, clients or members, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our revenue may decline and our business, financial condition, and results of operations could be adversely affected.

Additionally, the introduction of new solutions may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our solution from being offered to partners, clients and members, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We and our products are subject to U.S. import and export controls and trade and economic sanctions regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. These laws prohibit the shipment or provision of certain products and solutions to certain countries, governments and persons targeted by U.S. sanctions. Exports of our products and services must be made in compliance with these laws and regulations. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in civil and criminal penalties, including loss of export privileges and substantial fines for us and for the individuals working for us.

In addition, changes in our solution, or future changes in export and import regulations, may prevent our members with international operations from deploying our platform globally or, in some cases, prevent the export or import of our solution to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential clients with international operations. Any decreased use of our platform or limitation on our ability to export or sell our solution would likely adversely affect our business, financial condition, and results of operations.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any improper advantage. The FCPA and similar applicable anti-bribery and anti-corruption laws also prohibit our third-party business partners, representatives and agents from engaging in corruption and bribery. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Our exposure for violating these laws will increase as we expand internationally and as we commence sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, drop in stock price or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

If our arrangements with our clients are found to violate state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

The laws of most states, including states in which our clients and members are located, prohibit us from practicing medicine, providing any treatment or diagnosis, or otherwise exercising any control over the medical judgments or decisions of licensed physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into contracts with our clients to deliver certain services in exchange for fees. Although we seek to substantially comply with applicable state prohibitions on the corporate practice of medicine and fee splitting, state officials who administer these laws or other third parties may successfully challenge our existing organization and contractual arrangements. If such a claim were successful, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes, or our inability to successfully restructure our relationships with our clients to comply with these statutes, could eliminate clients or members located in certain states from the market for our solution and services, which would have a material adverse effect on our business, financial condition, and results of operations.

We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both our partners and us. Although we carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our partners or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our partners from our operations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any claims may adversely affect our business or reputation.

Our business depends upon the interoperability of our solution across a number of medical devices, operating systems and third-party applications that we do not control.

Our solution relies in part on broad interoperability with a range of diverse medical devices, operating systems, and third-party applications. We are dependent on the accessibility of our solution across these third-party operating systems and applications that we do not control. Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. Should the interoperability of our solution across devices, operating systems and third-party applications decrease, or if members are unable to easily and seamlessly access our application or information stored in our platform, our business, financial condition, and results of operations could be harmed.

Our proprietary solutions may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.

Proprietary software and hardware development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we discover additional problems or design defects that prevent our proprietary solution from operating properly. We have experienced product design issues in the past and continue to work to address those and anticipate additional concerns. If our solutions do not function reliably, malfunction, or fail to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been used by our members. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our code could result in negative publicity and damage to our reputation, loss of clients, loss of members, loss of or delay in market acceptance of our platform, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm our enrollment rates. Similarly, any real or perceived errors, failures, design flaws or defects in our devices could have similar negative results. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Such efforts could be costly, or ultimately unsuccessful. Even if we are successful at remediating issues, we may experience damage to our reputation and brand. There can be no assurance that provisions typically included in our agreements with partners that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any clients or partners would likely be time-consuming and costly to defend and could seriously damage our reputation and brand.

Indemnity provisions in various agreements potentially expose us to liability for intellectual property infringement and for breaches of our business association agreements.

Our agreements with clients and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, breaches of our business association agreements or other liabilities relating to or arising from, in each case, our solution or other contractual obligations. Typically, our agreements’ indemnification obligations provide for uncapped liability for which we would be responsible, and many of our indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations and financial condition. Whether we have an indemnification provision or not, if disputes arise over our agreements with our channel partners, clients or other third parties, and contractual terms are interpreted adversely to us, we could be subject to liabilities, including fines, remediation, or other penalties. Any dispute with a client with respect to such obligations could have adverse effects on our relationship with that client, other existing clients and new clients and harm our business, financial condition, and results of operations.

If the shift by companies to subscription business models, including consumer adoption of healthcare products and services that are provided through such models, and, in particular, the market for our solution, develops slower than we expect, our growth may slow or stall, and our operating results could be adversely affected.

Our success depends on companies in the healthcare industry shifting to subscription business models and choosing to consume products and services through such models. Many companies may be unwilling or unable to offer their solutions using a subscription business model, especially if they do not believe that the consumers of their products and services would be receptive to such offerings. The adoption of subscription health management tools is still relatively new, and enterprises may not choose to shift their business model or, if they do, they may decide that they do not need a healthcare solution that offers the range of services that we offer. Accordingly, it is difficult to predict adoption rates and demand for our solutions, the future growth rate and size of our market, or the entry of competitive solutions. Factors that may affect market acceptance of our solution include:

•	the number of companies shifting to subscription business models;

•	the number of consumers and businesses adopting new, flexible ways to consume products and services;

•	the security capabilities, reliability and availability of cloud-based services;

•	client or member concerns with entrusting a third party to store and manage their data, especially health-related, confidential, or sensitive data;

•	our ability to minimize the time and resources required to launch our solution;

•	our ability to maintain high levels of member satisfaction;

•	our ability to deliver upgrades and other changes to our solution without disruption to our clients or members;

•	the level of customization or configuration we offer; and

•	the price, performance, and availability of competing products and services.

The markets for subscription products and services and for solutions for chronic conditions may not develop further or may develop slower than we expect. If companies do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools caused by technological challenges, weakening economic conditions, security or privacy concerns, decreases in corporate spending, a lack of member acceptance or otherwise, our business could be materially and adversely affected.

We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.

We may be required to delay recognition of revenue for a significant period of time if we enter into an agreement containing contract terms that include:

•	the transaction involves both current products and products that are under development;

•	the client requires significant modifications, configurations, or complex interfaces that could delay delivery or acceptance of our solution;

•	the transaction involves acceptance criteria or other terms that may delay revenue recognition; or

•	the transaction involves payment terms that depend upon contingencies.

Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to begin recognizing revenue when we initially provide access to our platform. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our clients. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more clients may require shorter term contracts or alternative payment arrangements that could reduce the amount of revenue we recognize upon delivery of our products and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

We typically enter into a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in our third and fourth quarters, which results in higher enrollment launch rates in the first quarter. We believe that this results in part from the timing of open enrollment periods of many of our clients. We may be affected by seasonal trends in the future, particularly as our business matures. These effects may become more pronounced as we target larger organizations and their larger budgets for use of our solution. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting our future operating results and financial metrics more difficult.

We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy, security, labor and employment, consumer protection and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. A portion of the technologies we use incorporates open source software, and we may face claims claiming ownership of open source software or patents related to that software, rights to our intellectual property or breach of open source license terms, including a demand to release material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings, and particularly the patent infringement and class action matters we could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our solution or require us to stop offering certain features, all of which could negatively impact our enrollment rate and revenue growth. We may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and the market price of our common stock.

Furthermore, our business exposes us to potential product liability claims that are inherent in the design, manufacture, testing and sale of medical devices. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition, injury or death to members. In addition, the misuse of our solution, or the failure of members to adhere to operating guidelines, could cause significant harm to members, including death, which could result in product liability claims. Product liability lawsuits and claims, safety alerts or product recalls, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain clients, any of which could have a material adverse effect on our business, financial condition and results of operations.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

The enactment of legislation implementing changes in the U.S. taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies in jurisdictions outside of the United States could materially impact our results of operations and financial condition.

On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, became law, and significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates and the taxation of foreign earnings, imposes significant additional limitations on the deductibility of interest and the use of net operating losses generated in tax years beginning after December 31, 2017 allows for the immediate expensing of certain capital expenditures and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact the Tax Act may have on our business. Due to our plans to expand into international markets, any changes in the U.S. or international taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. The impact of the Tax Act and other changes to U.S. and non-U.S. tax laws, and regulations or interpretations thereof, on us or our business is uncertain and could be adverse. We urge prospective investors to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our common stock.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

Our intellectual property includes the content of our website, our solutions, our software code, our registered and unregistered copyrights, trademarks and our patents and patent applications. We believe that our intellectual property is an essential asset of our business. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases, domain names and patents as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States. We also have a practice of entering into confidentiality and invention assignment agreements with our employees and contractors, and often enter into confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. In addition, from time to time we make our technology and other intellectual property available to others under license agreements, including open source license agreements and trademark licenses under agreements with our partners for the purpose of co-branding or co-marketing our products or services. However, these contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information, infringement of our intellectual property rights, disclosure of trade secrets and other proprietary information, or deter independent development of similar or competing technologies, duplication of our technologies or efforts to design around our patents by others, and may not provide an adequate remedy in the event of such misappropriation or infringement.

Obtaining and maintaining effective intellectual property rights is expensive, including the costs of defending our rights. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Our issued U.S. patents cover key features of our connected meter, but we have not yet obtained any issued patents that provide protection for key features of our other products. We are seeking to protect certain of our intellectual property rights through filing applications for copyrights, trademarks, patents and domain names in a number of jurisdictions, a process that is expensive and may not be successful in all jurisdictions. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our solutions, technology, or proprietary information, or provide us with any competitive advantages. Moreover, we cannot guarantee that any of our pending patent applications will issue or be approved. The United States Patent and Trademark Office, or the USPTO, also requires compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market, which would have a material adverse effect on our business. Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every jurisdiction. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States and in some jurisdictions outside of the United States. We have already and may, over time, increase our investment in protecting innovations through investments in patents and similar rights, and this process is expensive and time-consuming.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We may not always detect infringement of our intellectual property rights, and defending or enforcing our intellectual property rights, even if successfully detected, prosecuted, enjoined or remedied, could result in the expenditure of significant financial and managerial resources. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits and adversarial proceedings such as oppositions, inter partes review, post-grant review, re-examination or other post-issuance proceedings, that attack the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we fail to maintain, protect and enhance our intellectual property rights, our business, results of operations and financial condition may be harmed and the market price of our common stock could decline.

We have been and may be in the future subject to claims that we violated intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies in our industry, and other intellectual property rights holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends in part on not infringing upon the intellectual property rights of others. We have in the past and may in the future receive notices that claim we have misappropriated, infringed, or otherwise misused other parties’ intellectual property rights. There may be intellectual property rights held by others, including issued patents and trademarks or pending applications, that cover significant aspects of our technologies, content, branding or business methods. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Any intellectual property claim against us or parties indemnified by us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense, be infeasible or make us less competitive in the market. Such disputes could also disrupt our business, which would adversely impact our client satisfaction and ability to attract clients. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Additionally, we may be obligated to indemnify our clients or members in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. Any of these results could harm our operating results.

Any disruption of service at our third-party data and call centers or Amazon Web Services could interrupt or delay our ability to deliver our services to our clients.

We currently host our platform, serve our clients and support our operations in the United States primarily from third-party data and call centers and using Amazon Web Services, or AWS, a provider of cloud infrastructure services. We do not have control over the operations of the facilities of our data and call center providers or AWS. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our solution. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our solutions’ continuing and uninterrupted performance is critical to our success. Because our solutions and services are used by our members to manage chronic conditions, it is critical that our solutions be accessible without interruption or degradation of performance. Members may become dissatisfied by any system failure that interrupts our ability to provide our solutions to them. Outages could lead to the triggering of our service level agreements and the issuance of credits to our clients, in which case, we may not be fully indemnified for such losses pursuant to our agreement with AWS. We may not be able to easily switch our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures would reduce the attractiveness of our solution to clients and members and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our solution. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Neither our third-party data and call center providers nor AWS have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these providers on commercially reasonable terms, if our agreements with our providers are prematurely terminated, or if in the future we add additional data or call center providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new providers. If these providers were to increase the cost of their services, we may have to increase the price of our solutions, and our operating results may be adversely impacted.

We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software and other third parties for providing services to our clients and members, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with clients and members, adversely affecting our operating results.

Our ability to deliver our internet-based services depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and members. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures, and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks, and similar disruptive problems; and

•	other potential interruptions.

We also rely on software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our solution, result in a failure of our solution, and injure our reputation.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations, and financial condition.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens, and we have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products, services or enhance our existing products or services, enhance our operating infrastructure and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering and following this offering. The manner in which we fund these expenditures may have an adverse effect on our financial condition.

We anticipate that we will spend substantial funds to satisfy certain income tax withholding and remittance obligations when we settle our RSUs granted prior to the date of this prospectus, as well as those granted after the date of this prospectus. We have issued RSUs that vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition for the majority of our outstanding RSUs is satisfied over a period of four years. Generally, the performance-based vesting condition is satisfied upon the earlier of (i) six months and one day after the closing of an initial public offering pursuant to a registration statement under the Securities Act on an active trading market and (ii) an acquisition or change in control of us. When the RSUs vest, we will deliver one share of common stock for each vested RSU on the settlement date. The RSUs vest on the first date upon which both the service-based vesting condition and the performance-based vesting condition are satisfied, and upon vesting we anticipate withholding shares and remitting income taxes on behalf of the holders at the applicable minimum statutory rates, which we refer to as net settlement. Based on number of RSUs outstanding as of March 31, 2019 for which the service-based vesting condition has been satisfied on that date, and assuming the performance vesting condition had been satisfied on that date and the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that these income tax withholding and remittance obligations would be approximately $        million in the aggregate. The amount of these obligations could be higher or lower, depending on the price of shares of our common stock and the actual number of RSUs outstanding for which the service-based vesting condition has been satisfied on the initial settlement date for such RSUs. To settle these RSUs on the initial settlement date, based on the number of RSUs outstanding as of March 31, 2019, we would expect to deliver an aggregate of approximately 128,584 shares of our common stock to the RSU holders after withholding an aggregate of approximately 82,210 shares of our common stock.

Our reported financial results may be affected by changes in accounting principles generally accepted in the United States, such as the adoption of ASC 606, and difficulties in implementing these changes could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Accounting principles generally accepted in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In particular, in May 2014, the FASB issued ASC 606, Revenue from Contracts with

Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act, which resulted in ASC 606 becoming effective for us beginning on January 1, 2019.

We plan to adopt the new revenue standard using the modified retrospective transition method when it becomes effective for us, which is the year ending December 31, 2019 and interim periods beginning after December 31, 2019. We are in the process of reviewing our significant contracts and are evaluating the impact of the new standard. Based on our preliminary impact assessment of the Livongo for Diabetes solution, we believe that the overall promise to our customers is to improve member health results and reduce healthcare costs, and the delivery of this promise would not be possible without the integration of Livongo devices, supplies, access to our web-based platform, and clinical and data services. The promises to transfer the goods and services are not separately identifiable in accordance with ASC 606-10-25-19b, evidenced by the fact that we provide a significant service of integrating the goods and services provided by us (i.e., inputs) into a combined output (i.e., member behavior modifications) that result in the fulfillment of our promise to our customers. We are currently finalizing our assessment of the full accounting impact of the standard; however, we have identified the treatment of variable consideration will be impacted upon our adoption. Additionally, incremental costs of obtaining a contract will be recognized as assets to the extent the period of benefit is greater than one year. We continue to evaluate the effect that the standard will have on our consolidated financial statements, including disclosures, and preliminary assessments are subject to change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to allowance for doubtful accounts, assessment of the useful life and recoverability of long-lived assets, fair value of guarantees included in revenue arrangements, fair values of stock-based awards, warrants, contingent consideration, and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2018, we had U.S. federal net operating loss carryforwards, or NOLs, of $122.8 million and state NOLs of $63.7 million. Unused NOLs for the year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Unused losses generated after December 31, 2017, pursuant to the Tax Act, will not expire and may be carried forward indefinitely but will only be deductible to the extent of 80% of current year taxable income in any given year. It is uncertain if and to what extent various states will conform to the Tax Act. As a result, if we earn net taxable income in future years, our pre-2018 NOLs may expire prior to being used and our NOLs generated in 2018 and thereafter will be subject to a percentage limitation. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% stockholders” that exceed 50 percentage points over a rolling three-year period. We have undergone ownership changes in the past, which have resulted in minor limitations on our ability to utilize our NOLs, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. The existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs, none of which are currently reflected on our balance sheet, even if we attain profitability.

The applicability of sales, use and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could subject us to additional tax liability and related interest and penalties, increase the costs of our solution and adversely impact our business.

The application of federal, state, local and international tax laws to services provided electronically is evolving. New income, sales, use, value-added or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the internet or could otherwise materially affect our financial position and results of operations.

In addition, state, local and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). We have not collected sales taxes in all jurisdictions in which we have made sales to our clients, and we believe we may have exposure for potential sales tax liability, including interest and penalties, for which we have established a reserve in our financial statements, and any sales tax exposure may be material to our operating results. Although our client contracts typically provide that our clients must pay all applicable sales and similar taxes, our clients may be reluctant to pay back taxes and associated interest or penalties, or we may determine that it would not be commercially feasible to seek reimbursement. In addition, we or our clients could be required to pay additional tax amounts on both future as well as prior sales, and possibly fines or penalties and interest for past due taxes. If we are required to collect and pay back taxes and associated interest and penalties, and if the amount we are required to collect and pay exceeds our estimates and reserves, or if we are unsuccessful in collecting such amounts from our clients, we could incur potentially substantial unplanned expenses, thereby adversely impacting our operating results and cash flows. Imposition of such taxes on our services going forward or collection of sales tax from our clients in respect of prior sales could also adversely affect our sales activity and have a negative impact on our operating results and cash flows.

One or more states may seek to impose incremental or new sales, use, value added or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added or other taxes on our solutions could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from utilizing our solutions or otherwise harm our business, results of operations, and financial condition.

We recently implemented a new enterprise resource planning system, and if this new system proves ineffective or if we experience issues with the transition, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our users.

In 2017, we implemented a new enterprise resource planning, or ERP, system, including our systems for tracking revenue recognition. Our ERP system is critical to our ability to accurately maintain books and records and to prepare our financial statements. The transition to our new ERP system may be disruptive to our business if the ERP system does not work as planned or if we experience issues relating to the implementation. Such disruptions could impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice and collect from our users. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such system, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our ERP system or other related systems and infrastructure, our business, results of operations, and financial condition could be adversely affected.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches, and terrorism.

Our systems are vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence, which could result in lengthy interruptions in access to our platform. In particular, certain of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, access to our platform could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our platform and solution to our clients and members would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition, and results of operations would be harmed.

We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition and results of operations that may result from interruptions in access to our platform as a result of system failures.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our devices.

As a public company, we will be subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose and report whether our devices contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our appliances. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our appliances and, if applicable, potential changes to appliances, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our appliances contain minerals not determined to be conflict-free or if we are unable to alter our appliances, processes or sources of supply to avoid use of such materials.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

We intend to apply to list our common stock on Nasdaq under the symbol “LVGO.” However, prior to this offering, there has been no prior public trading market for our common stock. An active trading market for our common stock may not develop on such exchange or elsewhere or, if developed, any market may not be sustained. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering.

In addition, the market price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of an active trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The trading price of our common stock could be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and be higher or lower than the initial public offering price, depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology and healthcare company stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	changes in how clients perceive the benefits of our products and services, and future product offerings;

•	changes in the structure of healthcare payment systems;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	any significant data breach involving our products, services or site, or data stored by us or on our behalf;

•	announced or completed acquisitions of businesses, commercial relationships, products, services, or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, results of operations, and financial condition.

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will collectively beneficially own approximately     % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering, our executive officers, directors and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock, based on the number of shares outstanding as of March 31, 2019. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the price that our common stock might otherwise attain.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our capital stock as of March 31, 2019, upon completion of this offering, we will have approximately                shares of capital stock outstanding, assuming no exercise by the underwriters of their over-allotment option. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

As a result of these agreements and the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144.

Our executive officers, directors, and substantially all holders of our capital stock and securities convertible into or exchangeable for our capital stock are subject to market standoff agreements with us or have agreed or will agree to enter into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not to, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock for a period of 180 days after the date of this prospectus. When the lock-up period in the lock-up agreements expires, our locked-up security holders will be able to sell our shares in the public market. In addition, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares, or the perception that such sales may occur, upon expiration of, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Upon completion of this offering, stockholders owning an aggregate of up to 130,570,245 shares will be entitled, under our investors’ rights agreement, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Because the initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the initial public offering price of $        per share and the issuance of                shares of common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of March 31, 2019. Furthermore, if the underwriters exercise their over-allotment option, if outstanding stock options and RSUs are exercised or settled, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See the section titled “Dilution” for additional information.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or operating performance, industry or end-markets, our share price could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of rendering more difficult, delaying or preventing a change of control or changes in our management. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	specifying that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors or our Chief Executive Officer;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	prohibiting cumulative voting in the election of directors;

•	providing that our directors may be removed only for cause;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

requiring the approval of our board of directors or the holders of at least 66% of our outstanding shares of capital stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, institutional stockholder representative groups, stockholder activists and others may disagree with our corporate governance provisions or other practices, including anti-takeover provisions, such as those listed above. We generally will consider recommendations of institutional stockholder representative groups, but we will make decisions based on what our board and management believe to be in the best long-term interests of our company and stockholders; however, these groups could make recommendations to our stockholders against our practices or our board members if they disagree with our positions.

Finally, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

You should not rely on an investment in our common stock to provide dividend income. We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment, if any.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to retain clients and sell additional solutions to new and existing clients;

•	our ability to attract and enroll new members;

•	the growth and success of our partners and reseller relationships;

•	our ability to estimate the size of our target market;

•	uncertainty in the healthcare regulatory environment;

•	our future financial performance, including trends in revenue, costs of revenue, gross profit or gross margin, operating expenses, paying users, and free cash flow;

•	our ability to achieve or maintain profitability;

•	the demand for our solution or for chronic condition management in general;

•	our ability to compete successfully in competitive markets;

•	our ability to respond to rapid technological changes;

•	our expectations and management of future growth;

•	our ability to develop new solutions, or enhancements to our existing solutions, and bring them to market in a timely manner;

•	our ability to offer high-quality coaching and monitoring;

•	our ability to attract and retain key personnel and highly qualified personnel;

•	our ability to protect our brand;

•	our ability to expand payor relationships;

•	our ability to maintain, protect, and enhance our intellectual property;

•	restrictions and penalties as a result of privacy and data protection laws;

•	our ability to successfully identify, acquire, and integrate companies and assets;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Alegeus, 2017 Alegeus Healthcare Consumerism Index, December 2017.

•	The American Diabetes Association, Economic Costs of Diabetes in the U.S. in 2017, March 2018.

•	The American Diabetes Association, Glycemic Targets: Standards of Medical Care in Diabetes—2019, January 2019.

•	The BMJ, Association of Glycaemia with Macrovascular and Microvascular Complications of Type 2 Diabetes (UKPDS 35): Prospective Observational Study, August 2000.

•	The Centers for Disease Control and Prevention, National Diabetes Statistics Report, 2017, July 2017.

•	The Center for Medicare and Medicaid Services, National Health Expenditures 2017 Highlights, April 2018.

•	GE Healthcare Partners, The State of Consumer Healthcare: A Study of Patient Experience from Prophet and GE Healthcare Camden Group, March 2016.

•	The Milken Institute, The Cost of Chronic Diseases in the U.S., May 2018.

•	The National Association of Chronic Disease Directors, Why We Need Public Health to Improve Healthcare. This report can be found at: https://www.chronicdisease.org/page/whyweneedph2imphc.

•	Taylor & Francis Online, Prevalence and Co-prevalence of Comorbidities Among Patients with Type 2 Diabetes Mellitus, March 2016.

•	United Healthcare, The United States of Diabetes: Challenges and Opportunities in the Decade Ahead, November 2010.

•	Willis Towers Watson, 2018 Best Practices in Health Care Employer Survey, January 2019.

Information contained on or accessible through the websites referenced above are not a part of this prospectus and the inclusion of the website addresses above are inactive textual references only.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                 million, or approximately $             million if the underwriters exercise their over-allotment option in full, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $                 million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments, including government and investment-grade debt securities, certificates of deposit, commercial paper and money-market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of March 31, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of 117,231,018 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of our common stock as if such conversion had occurred on March 31, 2019, (ii) stock-based compensation expense of $3.4 million related to RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will be in effect immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, and (ii) the sale and issuance by us of                  shares of our common stock in this offering, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes thereto that are included elsewhere in this prospectus, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$54,996	$54,996

Redeemable convertible preferred stock, par value of $0.001 per share; 117,231,018 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	236,970	—

Stockholders’ (deficit) equity:
Preferred stock, par value $ per share; no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value $0.001 per share; 203,500,000 shares authorized, 39,235,889 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted, 156,466,907 shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted	39	156
Additional paid-in capital	27,567	267,797
Accumulated deficit	(128,573)	(131,950)

Total stockholders’ (deficit) equity	(100,967)	136,003

Total capitalization	$136,003	$136,003

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $              million, assuming that the number

of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             , assuming the assumed initial public offering price per share remains the same, and after deducting the underwriting discounts and commissions payable by us.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization, and shares outstanding as of March 31, 2019 would be $                million, $                million, $                million, $                million, and             shares, respectively.

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on 156,466,907 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2019, and excludes:

•

33,479,206 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of March 31, 2019 under our 2008 Plan and our 2014 Plan, with a weighted-average exercise price of $0.90 per share;

•	7,380,489 shares of our common stock subject to RSUs outstanding as of March 31, 2019 under our 2014 Plan;

•

1,570,003 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2019 to purchase shares of our common stock, with a weighted-average exercise price of $1.05 per share;

•	2,682,400 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2019; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•

                shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part,

•

                shares of our common stock reserved for future issuance under our 2014 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, and

•

                shares of our common stock to be reserved for future issuance under our ESPP, which will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2008 Plan and 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book deficit as of March 31, 2019 was $169.7 million, or $4.32 per share. Our historical net tangible book deficit per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding as of March 31, 2019. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Our pro forma net tangible book value as of March 31, 2019 was $67.3 million, or $0.43 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2019, after giving effect to the automatic conversion of 117,231,018 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of common stock as if such conversion had occurred on March 31, 2019.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of                shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of March 31, 2019	$(4.32)
Pro forma increase in historical net tangible book value per share as of March 31, 2019	4.75

Pro forma net tangible book value per share as of March 31, 2019	$0.43
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

The pro forma as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $                , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our common stock in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as

adjusted net tangible book value by approximately $                 per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of our common stock in this offering by $                 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $                 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of our common stock in this offering would be $                 per share.

The following table presents as of March 31, 2019, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price per Share
	Number	Percent		Amount	Percent
				(in thousands)
Existing stockholders	156,467		%	$248,973		%		$1.59
New investors

Totals		100%		$	100%		$

If the underwriters exercise their over-allotment option in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     % of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            , assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculations) are based on 156,466,907 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as March 31, 2019, and exclude:

•

33,479,206 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of March 31, 2019 under our 2008 Plan, and our 2014 Plan, with a weighted-average exercise price of $0.90 per share;

•	7,380,489 shares of our common stock subject to RSUs outstanding as of March 31, 2019 under our 2014 Plan;

•

1,570,003 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2019 to purchase shares of our common stock, with a weighted-average exercise price of $1.05 per share;

•	2,682,400 shares of our common stock issuable upon the vesting of RSUs granted after March 31, 2019; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•

                shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the effective date of the registration statement of which the prospectus forms a part,

•

                shares of our common stock reserved for future issuance under our 2014 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, and

•

                shares of our common stock to be reserved for future issuance under our ESPP, which will become effective on the business day immediately prior to the effective date of the registration statement of which the prospectus forms a part.

Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2008 Plan and 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised, RSUs are settled, new awards are granted under our equity compensation plans, or we issue any securities or convertible debt in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 (except for the pro forma information) have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2018 and 2019 and the consolidated balance sheet data as of March 31, 2019 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited selected consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements and the related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$30,850	$68,431	$12,462	$32,061
Cost of revenue(1)(2)	8,312	20,269	3,104	10,140

Gross profit	22,538	48,162	9,358	21,921

Operating expenses:
Research and development(1)	12,028	24,861	4,148	8,994
Sales and marketing(1)(2)	16,502	36,433	5,611	14,949
General and administrative(1)(3)	11,050	23,063	3,943	14,114
Change in fair value of contingent consideration	—	(1,200)	—	674

Total operating expenses	39,580	83,157	13,702	38,731

Loss from operations	(17,042)	(34,995)	(4,344)	(16,810)
Other income, net	123	1,641	136	462

Loss before provision for income taxes	(16,919)	(33,354)	(4,208)	(16,348)
Provision for (benefit from) income taxes	(61)	28	7	(1,388)

Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)

Accretion of redeemable convertible preferred stock	(143)	(162)	(37)	(41)

Net loss attributable to common stockholders	$(17,001)	$(33,544)	$(4,252)	$(15,001)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(0.59)	$(1.01)	$(0.13)	$(0.41)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(4)	28,885	33,147	32,412	36,414

Pro forma net loss per share attributable to common stockholders, basic and diluted(4)		$(0.23)		$(0.10)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(4)		143,514		153,756

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$—	$18	$1	$6
Research and development	541	2,188	262	361
Sales and marketing	413	916	122	219
General and administrative	1,164	3,210	354	4,924

Total stock-based compensation expense	$2,118	$6,332	$739	$5,510

(2)	Includes amortization of intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$12	$320	$9	$327
Sales and marketing	—	272	—	237

Total amortization of intangible assets	$12	$592	$9	$564

(3)	Includes acquisition-related expenses as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
General and administrative	$452	$354	$196	$207

Total acquisition-related expenses	$452	$354	$196	$207

(4)

See Notes 2 and 12 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	Year Ended December 31,		Three Months Ended March 31, 2019
	2017	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$61,243	$108,928	$54,996
Working capital	63,325	121,006	74,085
Total assets	82,045	180,253	181,837
Deferred revenue, current and noncurrent	1,244	2,051	3,526
Redeemable convertible preferred stock	132,017	236,929	236,970
Accumulated deficit	(80,231)	(113,613)	(128,573)
Total stockholders’ deficit	(66,408)	(91,806)	(100,967)

Key Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key metrics:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Clients	218	413	278	679
Enrolled diabetes members	53,858	113,854	68,536	164,168
Total contract value (in thousands)	$77,158	$154,468	$11,281	$48,063

Clients. We define our clients as business entities that have at least one active paid contract with us at the end of a particular period. Entities that access our platform through our channel partners, PBMs, and resellers are counted as individual clients. We do not count our channel partners, PBMs, or resellers as clients, unless they also separately have active paid contracts for our solutions. If business units or subsidiaries of the same entity enter into separate agreements with us, they are counted as separate clients. However, entities that have purchased multiple solutions through different contracts are treated as a single client.

Enrolled Diabetes Members. We define our enrolled diabetes members as all employees and dependents that are enrolled in Livongo for Diabetes at the end of a given period. This number excludes: (i) employees or dependents of a client that has ceased using our solution, (ii) employees who no longer have an employment relationship with an active client, and their dependents, and (iii) employees and dependents who have not been active on or used our solution for a period of time as specified in the applicable client’s agreement, which is typically between four and six months.

Total Contract Value. We define total contract value as contractually committed orders to be invoiced under agreements initially entered into during the relevant period. Agreements are only counted in total contract value in the period in which they are entered into, and for purposes of this calculation, we assume an average member enrollment rate. While some of our agreements include clauses providing for termination at the convenience of the client, when evaluating total contract value, we assume an agreement will be serviced for the full term. Until such time as these amounts are invoiced, which occurs at the end of each month of service, they are not recorded in revenue, deferred revenue, or elsewhere in our consolidated financial statements. Total contract value only includes agreements entered into with new clients or renewals entered into with existing clients; it does not include increases to enrolled members during the original term of the contract.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Metrics,” for additional information.

Non-GAAP Financial Measures

We believe that, in addition to our financial results determined in accordance with GAAP, adjusted gross profit, adjusted gross margin, and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations, and financial condition.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(dollars in thousands)
Adjusted gross profit	$22,550	$48,500	$9,368	$22,254
Adjusted gross margin (as a percentage of revenue)	73.1%	70.9%	75.2%	69.4%
Adjusted EBITDA	$(14,096)	$(27,654)	$(3,207)	$(9,159)

Adjusted Gross Profit and Adjusted Gross Margin

We define adjusted gross profit as GAAP gross profit, excluding stock-based compensation expense and amortization of intangible assets. We define adjusted gross margin as our adjusted gross profit divided by our revenue.

Adjusted EBITDA

We calculate adjusted EBITDA as net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) acquisition-related expenses, (v) other income, net, (vi) change in fair value of contingent consideration, and (vii) provision for (benefit from) income taxes.

Adjusted gross profit, adjusted gross margin, and adjusted EBITDA are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. We have included these non-GAAP financial measures because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating result in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors.”

Overview

Our mission is to empower people with chronic conditions to live better and healthier lives. The advancement of technology and data science has transformed nearly every industry except healthcare to create new, consumer-first experiences that are both personalized and empowering. Livongo is pioneering a new category in healthcare, called Applied Health Signals, which is transforming the management of chronic conditions.

In 2014, 147 million adults in the United States had a chronic condition and over 40% had two or more chronic conditions. However, the current U.S. healthcare system is not designed to continually care for people with chronic conditions. People are left to manage these conditions on their own with limited guidance. While new digital health devices may assist with tracking and gathering data on their condition, they fail to provide actionable feedback. As a result of receiving ineffective care, many people are unhappy, feel alone and disconnected, and are not getting healthier, resulting in higher costs for employers, people with chronic conditions and the people who pay for their care.

Enter Livongo. Our platform, which leverages data science and technology, creates a new kind of personalized experience for people with chronic conditions (our members). This empowers our members to make sustainable behavior changes that lead to better outcomes and lower costs. The Livongo experience makes it easier for our members to stay healthy. We fit into the way our members live, put them in control of managing their condition, and give them an experience that they don’t just like, but love (evidenced by our average member NPS of +64). And because they love the solution, they keep using it, driving high retention and sustained usage, improved health results and bottom line savings, all of which are important to our clients, who pay us a monthly subscription on behalf of our members. A solution our members love, improved health results that are measurable and sustainable, and lower costs. That’s revolutionary in healthcare.

Since our launch, we have achieved the following significant milestones:

•	In September 2014, we launched our first solution, Livongo for Diabetes.

•	In April 2018, we acquired Retrofit Inc., which marked the launch of our second solution which is now known as Livongo for Prediabetes and Weight Management.

•	In August 2018, we launched our third solution, Livongo for Hypertension.

•	In February 2019, we acquired myStrength, Inc., which marked the launch of our fourth solution which is now known as Livongo for Behavioral Health by myStrength.

Clients: 100 Members: 20K 650K BG Checks 3M BG Checks 9MBG Checks 19M BG Checks 2016

Note: Number of members does not include myStrength members.

BG Checks represent the cumulative blood glucose checks by our members using Livongo for Diabetes.

We currently offer the following solutions:

•

Livongo for Diabetes: This solution has historically accounted for a substantial portion of our revenue, and we expect that to continue for the next several years. Livongo for Diabetes offers our members a cellular-connected interactive blood glucose meter, unlimited blood glucose test strips, personalized Health Nudges to support behavior change, digital tools across mobile, web, and email, as well as coaching. Additionally, we offer 24x7x365 monitoring, whereby members who have dangerously low or high blood glucose receive a call from one of our in-house Certified Diabetes Educators within a few minutes, no matter where they are in the world.

•

Livongo for Hypertension: Members receive a connected blood pressure monitor and cuff which is wireless and transmits data after each measurement to our mobile app. Members are able to review results, get Health Nudges for managing their blood pressure by reminding them to take their medication, follow a healthy eating pattern, be more physically active, and receive coaching and monitoring. Members have access to the same digital toolkit and expert coaching that is available to them through Livongo for Diabetes.

•

Livongo for Prediabetes and Weight Management: Members who are at risk for developing diabetes or are overweight are offered a combination of a cellular-connected weight scale, a rich mobile experience that includes health education curricula and content, personalized coaching by registered dieticians and exercise physiologists, group classes, and online communities to encourage healthy eating and exercise habits.

•

Livongo for Behavioral Health by myStrength: This solution uses a digital approach to delivering evidence-based interventions including cognitive behavioral therapy, acceptance and commitment therapy, positive psychology, mindfulness, and motivational interviewing to help resolve clinical conditions, build resiliency, manage stress, improve mood, sleep better, or simply find daily inspiration. In February 2019, we acquired myStrength and are in the process of integrating the myStrength solution into our solution suite.

Our solutions include a smart, cellular-connected device and related testing materials, if applicable, that are sent directly to the member, and member access to a suite of personalized feedback and remote monitoring and coaching services on our platform. We invoice our clients monthly on a per-member or per-solution basis, depending on the solution, and may also charge an upfront fee for the devices. We do not sell member support services separately. As a result, member enrollment and continued usage drives our revenue.

Our business is based on a recurring revenue model, with our agreements having fixed and variable pricing components based on the number of members. This results in a highly predictable revenue stream, which helps us plan for growth and scale. Our retention rate for clients who have been with us since December 31, 2017 was 95.9%. Furthermore, over time, many of our clients make our solutions available to a greater percentage of their employee population, allowing us to both increase enrollment within our existing clients, which we refer to as product intensity, and for the sale of additional solutions to existing clients, which we refer to as product density. For example, among clients who had an agreement with us in the year ended December 31, 2017, we saw strong retention and increase in our relationship, as demonstrated by our dollar-based net expansion rate of 113.8% for the year ended December 31, 2018. For information on how our dollar-based net expansion rate is calculated, see “—Factors Affecting Our Performance—Product Intensity and Enrollment Impacts our Performance” below.

We sell our solutions through agreements with our clients that are typically one to three years in length. We maintain a direct sales team which assists potential enterprise clients in understanding the benefits of our solutions. Once our direct sales team has engaged a prospective client, they then identify a channel for the client to subscribe through to purchase our services. Our direct sales team and channel partner, PBM, and reseller relationships greatly increase our visibility to clients, and we have a number of distribution channels through which we may engage with new clients. Our sales team assists with initial subscriptions by new clients, and our member services team drives additional revenue within existing clients. Our clients then make our solutions available to our potential targeted members. Our member acquisition team assists with both product intensity by driving increased enrollment within our existing clients, and product density by selling additional solutions to existing clients, expanding the value we provide to our clients and their members. Our channel partners, PBMs and resellers have a commercial relationship with our clients. Pursuant to our agreements, they receive an administrative or a marketing fee for their services, and we engage directly with our clients with respect to the provision of our services. Our member acquisition team works directly with clients to ensure rapid onboarding and easy enrollment for new members using an integrated marketing campaign.

We sell to companies of all sizes, including employers, from small businesses to Fortune 500 enterprises, hospital payors and government entities. We currently derive a high concentration of our revenue from sales to clients that are self-insured employers, with hospital payors and government entities accounting for a smaller portion of our revenue. As of December 31, 2017, December 31, 2018, and March 31, 2019, we served 218, 413, and 679 clients, respectively. Our solutions appeal to a broad cross-section of sectors, and our current clients represent over 20% of the 2018 Fortune 500 Companies. Our representative clients that generated more than $100,000 in revenue in 2018 include AECOM Technology Corporation, American Foreign Service Protective Association, the Board of Pensions of Presbyterian Church (U.S.A.), Citigroup Inc., Compass Group USA, Cox Enterprises, Inc., Dean Foods Company, Delta Air Lines, Inc., Fortune Brands Home & Security, Inc., the Harris Health System, Hyatt Hotels Corporation, Thomas Jefferson University Hospitals Inc., Lowe’s Companies, Inc., Merck & Co., Inc., Microsoft Corporation, Michigan State University, PepsiCo, Inc., SAP SE, Target Corporation, UMass Memorial Health Care, US Foods Holding Corp., and WEA Insurance Corporation. Our clients also include five of the seven largest health plans and two leading PBMs. We define clients as business entities that have at least one active paid contract with us at the end of a particular period. Our clients make our solutions available to their employees and dependents, and we consider these direct users our members. We invoice member activity on a PPPM basis. Our channel partners include Express Scripts and CVS Health. As of December 31, 2017, December 31, 2018, and March 31, 2019, we had approximately 54,000, 114,000, and 164,000 members, respectively, enrolled in our Livongo for Diabetes solution. In addition, we have a growing number of members enrolled in our hypertension, prediabetes and weight management, and behavioral health solutions. Our client and member base is located in the United States.

We have experienced significant growth since our inception. Our revenue was $30.9 million and $68.4 million for the years ended December 31, 2017 and 2018, respectively, representing a year-over-year growth rate of 122%. Our revenue increased from $12.5 million for the three months ended March 31, 2018 to $32.1 million for the three months ended March 31, 2019, representing a year-over-year growth rate of 157%. We have made significant investments to grow our business, particularly in research and development and sales and marketing. As a result, we have incurred net losses of $16.9 million and $33.4 million for the years ended December 31, 2017 and 2018, respectively. Our net loss increased from $4.2 million for the three months ended March 31, 2018 to $15.0 million for the three months ended March 31, 2019. As of March 31, 2019, we had an accumulated deficit of $128.6 million.

Factors Affecting Our Performance

New Client Acquisition. We believe there are significant opportunities for growth as enterprises and individuals seek better ways to manage chronic conditions. We believe our ability to add new clients is a key indicator of our increasing market adoption and future revenue potential. Our client count grew from 218 as of December 31, 2017, to 413 as of December 31, 2018, representing a year-over-year increase of 89.4%. As of March 31, 2019, we had 679 clients, including 120 clients we acquired in connection with our acquisition of myStrength, Inc., which was completed in February 2019.

Our channel partners, PBMs and resellers play an important role in marketing to and contracting with our clients. They often speed up the process of contracting and increase our access to clients. Under our agreements with our channel partners, PBMs and resellers, we are obligated to pay such third parties an administrative or a marketing fee. While these relationships carry up-front costs, they significantly expand the distribution channels through which we may capture new clients and enroll new members. Our growth and financial results will depend in part on our ability to acquire new clients, particularly as we pursue Medicare Advantage, Managed Medicare, Fee for Service Medicare, Medicaid, and other fully-insured employers. Our ability to increase our total number of clients also increases our future opportunities for product intensity through expansion of members within an existing client using a solution, renewals, and product density through sales of additional solutions for other chronic conditions.

Product Intensity and Enrollment Impacts our Performance. An important component of our revenue growth strategy is to retain our existing clients and members, as well as increase product intensity through growing member enrollment within our client base. We believe we are well-positioned to continue our relationships with existing clients due to the quality of our solutions and member satisfaction with our solutions. Members see real value in our solutions and are satisfied with our offering, which is demonstrated with our average member NPS of +64. As an example of our opportunities for further engagement with existing clients, with respect to Livongo for Diabetes, at the end of twelve months, our average enrollment rate for Livongo for Diabetes clients is 34% of total recruitable individuals at a client. The average enrollment rate after twelve months for the same cohort of fully optimized clients is over 47%. We work to continually improve our enrollment rate through the use of our AI+AI engine, which provides feedback on successful outreach and engagement strategies. The ability to enroll additional employees with chronic conditions represents a significant opportunity for us within our existing clients. For example, during the three months ended March 31, 2019, we added 146 new clients and approximately 50,000 new Livongo for Diabetes members, which does not include 120 clients from our acquisition of myStrength, which was completed in February 2019. Once a client is onboarded, we leverage our AI+AI engine to target and engage with potential new members in an informed manner that drives rapid enrollment and increases our product intensity in these new clients.

We believe that our ability to grow the subscription revenue generated from our existing clients is an indicator of the long-term value of our client relationships for Livongo as a whole. We typically enjoy a high rate of client retention and expansion. We track our performance in this area by measuring our dollar-based net expansion rate, which for clients who had been clients for at least one year was 113.8% for the year ended December 31, 2018. Our dollar-based net expansion rate compares our monthly service revenue from the same set of clients across comparable periods. Our dollar-based net expansion rate equals: (1) the monthly service revenue at the end of a period for a base set of clients from which we generated monthly service revenue two years prior to the date of calculation, divided by (2) the monthly service revenue one year prior to the date of calculation for the same set of clients. Monthly service revenue is calculated as the monthly per participant rate for our Livongo for Diabetes and our Livongo for Hypertension solutions multiplied by the number of members who were active on or used our solution within a certain period of time, as specified in the applicable client’s agreement. Our dollar-based net expansion rate reflects clients who have ceased using our solution. We began tracking dollar-based net expansion rate annually in 2018. Additionally, our retention rate for clients who have been with us since December 31, 2017 was 95.9%.

Expand Product Density through the Use of Additional Livongo Solutions. While Livongo for Diabetes was our first solution, there is significant overlap in the target members for each of our solutions and we see significant cross-selling opportunities. According to the CDC, in 2014, 70% of U.S. adults with diabetes also had hypertension. We commercially launched Livongo for Hypertension in August 2018, and as of March 31, 2019, 5.4% of our clients offered the solution to members. We currently offer solutions focused on diabetes, hypertension, prediabetes and weight management and behavioral health. We are continuing to invest in expanding our solutions, as well as developing solutions that address other chronic conditions. As we continue to add solutions that address additional chronic conditions to our platform and deepen our product density, we see increased sales opportunities as members often experience multiple chronic conditions simultaneously and could benefit from access to multiple Livongo solutions. Additionally, we see significant opportunities to add new clients and members to our platform as we offer an increasing number of solutions.

Enhance and Extend Our Platform. We offer web and mobile resources, empowering members to be active participants in their journey to becoming and staying physically and mentally healthy. Our AI+AI engine constantly assesses which approaches are most effective in helping our members, and we will continue to add to our repertoire as we receive further data and feedback. We expect to continue to invest in research and development to enhance our platform by improving our existing solutions and furthering product density by expanding into solutions for other chronic conditions. Our platform is highly scalable and is built to treat the whole person. We believe our platform can be expanded to address a range of chronic conditions, and we are constantly reviewing areas of improvement and potential density expansion. We are continuing to evaluate other chronic conditions, as well as solutions that are compatible with other payors such as government programs, including Medicare Advantage, Managed Medicaid, Fee for Service Medicare, and Medicaid. In addition to our ongoing investment in research and development, we may also pursue acquisitions of businesses, technologies and assets that complement and expand the functionality of our solutions to other chronic conditions, add to our technology or security expertise, or bolster our leadership position by gaining access to new clients or markets. For example, in the second quarter of 2018, we acquired a weight management program and subsequently fully integrated it into our platform as Livongo for Prediabetes and Weight Management, and in the first quarter of 2019, we acquired myStrength, which expanded our solutions to include behavioral health, which we are in the process of integrating into our platform.

Invest in Growth. We expect to continue to focus on long-term revenue growth through investments in sales and marketing and research and development. While we offer our own devices that are compatible with our solutions, we are also working to enhance our offering to integrate existing health monitoring devices and incorporate new technology. For example, in 2019 we announced a technology partnership with Amazon to leverage Amazon’s voice technology for our Livongo for Hypertension and our Livongo for Diabetes solutions. We also believe our solutions are well suited for people living with chronic conditions around the globe, and we view international expansion as a longer-term opportunity. In addition, we expect our general and administrative expenses to increase in absolute dollars for the foreseeable future to support our growth and because of additional costs as we become a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of Nasdaq, additional corporate and director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees. While we expect our net loss to increase for the year ended December 31, 2019 because of these activities, we plan to balance these investments in future growth with a continued focus on managing our results of operations and investing judiciously. Accordingly, in the short term we expect these activities to increase our net losses, but in the long term we anticipate that these investments will positively impact our business and results of operations.

Timing of Sales. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members. We typically enter into a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in our third and fourth quarters, which coincide with typical employee benefit enrollment periods, with higher implementation rates in the first quarter. Regardless of when the agreement is entered into, we can typically complete client implementation in an average of eleven weeks. Any downturn in sales, however, may negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods.

Opportunities, Challenges, and Risks

We believe that the growth of our business and our future success are dependent upon many factors, including the ones discussed above. While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address to sustain the growth of our business and improve our results of operations. For example, we may fail to expand our client base because adoption of Applied Health Signals is still evolving and it is difficult to predict client demand and member enrollment within our client base. Furthermore, we may be unable to identify, develop and maintain strategic relationships with our existing and potential channel partners, PBMs and resellers, which would adversely affect our ability to attract new clients. We may also fail to grow sales of our solutions within existing clients if such clients do not renew their subscription for our services when existing contract terms expire, or if we do not expand our commercial relationships with them to cover multiple chronic conditions. Additionally, our ability to expand and improve our solutions depends on our continued investment in our research and development organization, which we cannot be certain will be successful. We expect that addressing such challenges and risks will increase our operating expenses significantly over the next several years. If we fail to successfully address these challenges, risks and variables and other risks that we face, our business, results of operations and prospects may be materially adversely affected. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for additional information on the challenges and risks we face.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business.

Our key metrics are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Clients	218	413	278	679
Enrolled diabetes members	53,858	113,854	68,536	164,168
Total contract value (in thousands)	$77,158	$154,468	$11,281	$48,063

Clients. We define our clients as business entities that have at least one active paid contract with us at the end of a particular period. Entities that access our platform through our channel partners, PBMs, and resellers are counted as individual clients. We do not count our channel partners, PBMs, or resellers as clients, unless they also separately have active paid contracts for our solutions. If business units or subsidiaries of the same entity enter into separate agreements with us, they are counted as separate clients. However, entities that have purchased multiple solutions through different contracts are treated as a single client.

Enrolled Diabetes Members. We believe our ability to grow the number of enrolled diabetes members is an indicator of penetration of our flagship solution, Livongo for Diabetes. We define our enrolled diabetes members as all individuals that are enrolled in Livongo for Diabetes at the end of a given period. This number excludes: (i) employees or dependents of a client that has ceased using our solution, (ii) employees who no longer have an employment relationship with an active client, and their dependents, and (iii) employees and dependents who have not been active on or used our solution for a period of time as specified in the applicable client’s agreement, which is typically between four and six months.

Total Contract Value. Total contract value is helpful in evaluating our business because it provides a means of evaluating future performance based on the estimated value of contracts entered into during a given period. Our new client subscriptions typically have a term of one to three years, and we generally invoice our clients in monthly installments at the end of each month in the subscription period based on the number of members in such month who were active on or used our solution within a certain period of time, as specified in the applicable client’s agreement. We define total contract value as contractually committed orders to be invoiced under agreements initially entered into during the relevant period. Agreements are only counted in total contract value in the period in which they are entered into, and for purposes of this calculation, we assume an average member enrollment rate. While some of our agreements include clauses providing for termination at the convenience of the client, when evaluating total contract value, we assume an agreement will be serviced for the full term. Until such time as these amounts are invoiced, which occurs at the end of each month of service, they are not recorded in revenue, deferred revenue, or elsewhere in our consolidated financial statements. Total contract value only includes agreements entered into with new clients or renewals entered into with existing clients; it does not include increases to enrolled members during the original term of the contract.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. In particular, we believe that the use of adjusted gross profit, adjusted gross margin, and adjusted EBITDA is helpful to our investors as they are metrics used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted gross profit and adjusted gross margin are key performance measures that our management uses to assess our overall performance. We define adjusted gross profit as GAAP gross profit, excluding stock-based compensation expense and amortization of intangible assets. We define adjusted gross margin as our adjusted gross profit divided by our revenue. We believe adjusted gross profit and adjusted gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics eliminate the effects of stock-based compensation and amortization of intangible assets from period-to-period as factors unrelated to overall operating performance. The following table presents a reconciliation of adjusted gross profit from the most comparable GAAP measure, gross profit, for each of 2017 and 2018 and for the three months ended March 31, 2018 and 2019:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(dollars in thousands)
Gross profit	$22,538	$48,162	$9,358	$21,921
Add:
Stock-based compensation expense	—	18	1	6
Amortization of intangible assets	12	320	9	327

Adjusted gross profit	$22,550	$48,500	$9,368	$22,254

Adjusted gross margin (as a percentage of revenue)	73.1%	70.9%	75.2%	69.4%

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) acquisition-related expenses, (v) other income, net, (vi) change in fair value of contingent consideration, and (vii) provision for (benefit from) income taxes.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of 2017 and 2018 and for the three months ended March 31, 2018 and 2019:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)
Add:
Depreciation and amortization(1)	364	1,263	193	696
Amortization of intangible assets	12	592	9	564
Stock-based compensation expense	2,118	6,332	739	5,510
Acquisition-related expenses(2)	452	354	196	207
Other income, net(3)	(123)	(1,641)	(136)	(462)
Change in fair value of contingent consideration	—	(1,200)	—	674
Provision for (benefit from) income taxes	(61)	28	7	(1,388)

Adjusted EBITDA	$(14,096)	$(27,654)	$(3,207)	$(9,159)

(1)	Depreciation and amortization includes depreciation of property and equipment, amortization of debt discount, and amortization of capitalized internal-use software costs.
(2)	Acquisition-related expenses consist primarily of transaction and transition related fees and expenses, including legal, accounting, and other professional fees.
(3)	Other income, net includes interest income, interest expense, and other income (expense).

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Components of Statements of Operations

Revenue

The substantial majority of our revenue is derived from monthly subscription fees that are charged based on a PPPM basis, which is determined based on number of active enrolled members each month. In certain agreements associated with our Livongo for Behavioral Health by myStrength solution, clients either pay a fixed upfront fee or a monthly fee based on the number of members to whom the solution is available. Our solution incorporates the integration of devices used to monitor members’ chronic conditions, supplies and services, including access to our platform. The contract term is generally one to three years, with one year auto-renewal terms. There is usually a six-month minimum enrollment period within our contracts.

Many of our customers can stop their monthly recurring subscription but will be required to pay an early termination fee if the termination occurs during the minimum enrollment period. Additionally, certain of our contracts are subject to pricing adjustments based on various performance metrics including member satisfaction scores, cost savings guarantees and health outcome guarantees.

We also generate revenue from the sale of certain of our connected devices such as a cellular-connected weight scale in our Livongo for Prediabetes and Weight Management solution. Revenue for the connected devices is recognized when these devices are shipped and revenue for our services and access to our platform is recognized ratably over time, but not to exceed any amounts that are subject to contingent revenue limitations. However, we expect that this solution will be offered on a PPPM fee basis in the future.

Although we are in the early stages of selling our newer solutions, we are experiencing client demand to broaden their relationship with Livongo and are seeing add-on orders as well as contracts being executed with multiple solutions.

Our contracts are negotiated directly with the customer or through a partner. We are the principal with respect to the contracts originated through partners as we are the primary obligor responsible for providing the solutions to members, we have latitude in establishing pricing, and we have inventory risk. In these situations, revenue is recognized on a gross basis and fees paid to partners are recorded as commission expenses as a component of sales and marketing expenses.

For additional discussion related to our revenue, see the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” and Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Cost of Revenue

Cost of revenue consists of expenses that are closely correlated or directly related to delivery of our solutions and monthly subscription fees, including product costs, data center costs, client support costs, credit card processing fees, allocated overhead costs, amortization of developed technology, and amortization of deferred costs. For our Livongo for Diabetes program, device costs are deferred and amortized over the shorter of the expected member enrollment period or the expected device life. For over newer products lines, device costs and recognized in the first months of the devices’ activation. Certain personnel expenses associated with supporting these functions, such as salaries, bonuses, stock-based compensation expense and benefits, including allocated overhead expenses for facilities, information technology and depreciation expense, are included in cost of revenue. We expect cost of revenue to increase in the foreseeable future in absolute dollars, but decrease as a percentage of revenue over the long term.

Gross Profit and Gross Margin

Gross profit and gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by various factors, including the timing of our acquisition of new clients, renewals of our existing agreements, sales of additional solutions to our existing clients, our product lifecycle as we transition into new products, our introduction of new solutions for other chronic conditions, including the costs associated with bringing such new solutions to market, the extent to which we expand our coaching and monitoring features, and the extent to which we can increase the efficiency of our technology through ongoing improvements, cost reduction, and operational efficiency. We expect our gross margin to increase over the long term, although it could fluctuate from period to period depending on the interplay of these and other factors.

Operating Expenses

Our operating expenses primarily consist of sales and marketing, research and development and general and administrative expenses. For each of these categories, personnel costs are the most significant component, which include salaries, bonuses, stock-based compensation expense and benefits. Operating expenses also include overhead costs for facilities, information technology, and depreciation expense.

As a result of certain stock-based compensation expense related to stock awards, described in “—Critical Accounting Policies and Judgments—Stock-Based Compensation,” we expect our research and development, sales and marketing, and general and administrative expenses to increase significantly in absolute dollars.

Research and Development. Our research and development expenses support our efforts to add new features to our existing solutions and to ensure the reliability and scalability of our existing solutions. Research and development expenses consist of personnel expenses, including salaries, bonuses, stock-based compensation expense and benefits for employees and contractors for our engineering, product, and design teams, and allocated overhead costs. We have expensed our research and development costs as they were incurred, except those costs that have been capitalized as software development costs.

We plan to hire employees for our engineering team to support our research and development efforts. We expect that research and development expenses will increase on an absolute dollar basis in the foreseeable future as we continue to increase investments in our technology architecture. However, we expect our research and development expenses to decrease as a percentage of revenue over the long term, although our research and development expenses may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

Sales and Marketing. Sales and marketing expenses consist of personnel expenses, sales commissions for our direct sales force and our channel partners’ commission expenses, as well as communication, promotional, client conferences, public relations, other marketing events, and allocated overhead costs. Personnel expenses include salaries, bonuses, stock-based compensation expense and benefits for employees and contractors. We currently expense sales commissions in the period of sale. Once we adopt ASC 606, sales commissions may be amortized to sales and marketing expense over the estimated period of benefit. We intend to continue to make significant investment in our sales and marketing organization to increase our brand awareness, drive additional revenue and expand into new markets. As a result, we expect our sales and marketing expenses to continue to increase in absolute dollars in the foreseeable future. However, we expect our sales and marketing expenses to decrease as a percentage of revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

General and Administrative. General and administrative expenses consist of personnel expenses and related expenses for our executive, finance, human resources and legal organizations. In addition, general and administrative expenses include external legal, accounting and other professional fees, and allocated overhead costs. We expect our general and administrative expenses to increase in absolute dollars in the foreseeable future. However, we anticipate general and administrative expenses to decrease as a percentage of revenue over the long term, although they may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

In addition, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of Nasdaq, additional corporate and director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees.

Other Income, Net

Other income, net primarily consists of interest income earned from our cash and cash equivalents.

Provision for (Benefit from) Income Taxes

The income tax provision and benefit were primarily due to state and foreign income tax expense, and federal benefit related to release of valuation allowance upon acquired deferred tax liabilities.

Deferred tax assets are reduced by valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates.

Results of Operations

The following tables set forth consolidated statements of operations for the periods indicated and such data as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Revenue	$30,850	$68,431	$12,462	$32,061
Cost of revenue(1)(2)	8,312	20,269	3,104	10,140

Gross profit	22,538	48,162	9,358	21,921

Operating expenses:
Research and development(1)	12,028	24,861	4,148	8,994
Sales and marketing(1)(2)	16,502	36,433	5,611	14,949
General and administrative(1)(3)	11,050	23,063	3,943	14,114
Change in fair value of contingent consideration	—	(1,200)	—	674

Total operating expenses	39,580	83,157	13,702	38,731

Loss from operations	(17,042)	(34,995)	(4,344)	(16,810)
Other income, net	123	1,641	136	462

Loss before provision for income taxes	(16,919)	(33,354)	(4,208)	(16,348)
Provision for (benefit from) income taxes	(61)	28	7	(1,388)

Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$—	$18	$1	$6
Research and development	541	2,188	262	361
Sales and marketing	413	916	122	219
General and administrative	1,164	3,210	354	4,924

Total stock-based compensation expense	$2,118	$6,332	$739	$5,510

(2)	Includes amortization of intangible assets as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$12	$320	$9	$327
Sales and marketing	—	272	—	237

Total amortization of intangible assets	$12	$592	$9	$564

(3)	Includes acquisition-related expenses as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
General and administrative	$452	$354	$196	$207

Total acquisition-related expenses	$452	$354	$196	$207

	Year Ended December 31,		Three Months Ended March 31,
Percentage of Revenue Data	2017	2018	2018	2019
Revenue	100%	100%	100%	100%
Cost of revenue	27	30	25	32

Gross profit	73	70	75	68

Operating expenses:
Research and development	39	36	33	28
Sales and marketing	53	53	45	46
General and administrative	36	34	32	44
Change in fair value of contingent consideration	—	(2)	—	2

Total operating expenses	128	121	110	120

Loss from operations	(55)	(51)	(35)	(52)
Other income, net	—	2	1	1

Loss before provision for income taxes	(55)	(49)	(34)	(51)
Provision for (benefit from) income taxes	—	—	—	(4)

Net loss	(55)%	(49)%	(34)%	(47)%

Comparison of Three Months Ended March 31, 2018 and 2019

Revenue

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Revenue	$12,462	$32,061	157%

Revenue was $32.1 million for the three months ended March 31, 2019 compared to $12.5 million for the three months ended March 31, 2018, an increase of $19.6 million, or 157%.

The increase in revenue was primarily due to increases in monthly subscription fees. Total monthly subscription revenue was $29.9 million, or 93% of revenue for the three months ended March 31, 2019, compared to $12.2 million, or 98% of revenue for the three months ended March 31, 2018, representing an increase of $17.7 million, or 145%. Growth in subscription fees is primarily due to growth in enrolled diabetes members, which increased by approximately 95,000, or 138%, from approximately 69,000 members as of March 31, 2018 to approximately 164,000 diabetes members as of March 31, 2019. The monthly subscription fee revenue from Livongo for Hypertension together with the acquisitions of Retrofit Inc. in April 2018 and myStrength, Inc. in February 2019 collectively increased revenue by $2.8 million during the three months ended March 31, 2019.

Cost of Revenue

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Cost of revenue	$3,104	$10,140	227%

Cost of revenue was $10.1 million for the three months ended March 31, 2019, compared to $3.1 million for the three months ended March 31, 2018, an increase of $7.0 million, or 227%.

The increase in cost of revenue was primarily due to a $4.0 million increase in devices, supplies, and fulfillment costs as a result of growth and increased shipments of diabetes and hypertension welcome kits. The increase was also driven by a $2.0 million increase in member coaching and support costs to support the growth in enrolled diabetes members and a $0.3 million increase in amortization of intangible assets related to the Retrofit and myStrength acquisitions.

Gross Profit and Gross Margin

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Gross profit	$9,358	$21,921	134%
Gross margin	75.1%	68.4%

Gross profit was $21.9 million for the three months ended March 31, 2019 compared to $9.4 million for the three months ended March 31, 2018, an increase of $12.6 million, or 134%. The increase in gross profit was the result of the increase in monthly subscription revenue due to the continued addition of new enrolled diabetes members.

Gross margin was 68.4% for the three months ended March 31, 2019 compared to 75.1% for the three months ended March 31, 2018. The decrease in gross margin was primarily due to an increase in devices, supplies, and fulfillment costs due to the growth in monthly subscription revenue, and the launch of a new solution, Livongo for Prediabetes and Weight Management.

Operating Expenses

Research and Development

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Research and development	$4,148	$8,994	117%

Research and development expenses were $9.0 million for the three months ended March 31, 2019 compared to $4.1 million for the three months ended March 31, 2018, an increase of $4.8 million, or 117%.

The increase in research and development expenses was primarily due to a $3.1 million increase in personnel expenses as a result of an increase in headcount and stock-based compensation expense, a $0.7 million increase in third-party consulting costs to support the development of new products, and a $0.4 million increase in amortization expense due to capitalized software development costs.

Sales and Marketing

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Sales and marketing	$5,611	$14,949	166%

Sales and marketing expenses were $14.9 million for the three months ended March 31, 2019 compared to $5.6 million for the three months ended March 31, 2018, an increase of $9.3 million, or 166%.

The increase in sales and marketing expenses was primarily due to a $3.9 million increase in personnel expenses as a result of department headcount growth, a $2.4 million increase in expenses due to marketing campaigns and health industry conferences, a $1.5 million increase in sales and channel partner commissions due to increased sales activities through our channel partners, a $0.5 million increase in allocated facility and IT costs, and a $0.4 million increase in travel expenses.

General and Administrative

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
General and administrative	$3,943	$14,114	258%

General and administrative expenses were $14.1 million for the three months ended March 31, 2019 compared to $3.9 million for the three months ended March 31, 2018, an increase of $10.2 million, or 258%.

The increase in general and administrative expenses was primarily due to a $7.0 million increase in personnel expenses as a result of department headcount growth and stock-based compensation expense, and a $2.8 million increase in professional and consulting costs to support our acquisitions.

Change in Fair Value of Contingent Consideration

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Change in fair value of contingent consideration	$—	$674	*

*	Percentage not meaningful

The change in fair value of contingent consideration was primarily due to the earn-out contingent consideration associated with the myStrength acquisition.

Other Income, Net

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Other income, net	$136	$462	240%

Other income, net increased by $0.3 million from the three months ended March 31, 2018 to the three months ended March 31, 2019 primarily due to interest earned on cash and cash equivalent balances, which increased as a result of the net proceeds of $104.8 million from the issuance of our Series E redeemable convertible preferred stock in April 2018.

Provision for (Benefit from) Income Taxes

	Three Months Ended March 31,
	2018	2019	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$7	$(1,388)	*

*	Percentage not meaningful

The provision for (benefit from) income taxes increased by $1.4 million from the three months ended March 31, 2018 to the three months ended March 31, 2019 due to the release of a valuation allowance arising from a deferred tax liability in connection with the myStrength acquisition. The deferred tax liability provided an additional source of taxable income to support the realizability of pre-existing deferred tax assets.

Comparison of Year Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Revenue	$30,850	$68,431	122%

Revenue was $68.4 million for 2018 compared to $30.9 million for 2017, an increase of $37.6 million, or 122%.

The increase in revenue was primarily due to an increase in monthly subscription fees. Monthly subscription revenue was $64.6 million, or 94% of revenue in 2018 compared to monthly subscription revenue of $30.1 million, or 98% of revenue in 2017. Growth in subscription fees is mainly the result of growth in enrolled diabetes members which totaled approximately 114,000 members at the end of 2018 compared to approximately 54,000 members at the end of 2017. Additionally, revenue increased $2.8 million due to the Retrofit acquisition in April 2018.

Cost of Revenue

	Year Ended December 31,		% Change
	2017	2018
	(dollars in thousands)
Cost of revenue	$8,312	$20,269	144%

Cost of revenue was $20.3 million for 2018 compared to $8.3 million for 2017, an increase of $12.0 million, or 144%.

The increase in cost of revenue was primarily due to a $6.9 million increase in devices, supplies, and fulfillment costs as a result of growth and increased shipments of welcome kits, including new hypertension devices launched in 2018 and the Retrofit acquisition. The increase in cost of revenue was also driven by an increase of $2.6 million in member coaching costs, and an increase of $2.5 million in allocated overhead costs along with platform and cellular costs to support the growth in enrolled diabetes members.

Gross Profit and Gross Margin

	Year Ended December 31,		% Change
	2017	2018
	(dollars in thousands)
Gross profit	$22,538	$48,162	114%
Gross margin	73.1%	70.4%

Gross profit was $48.2 million for 2018 compared to $22.5 million for 2017, an increase of $25.6 million, or 114%. The increase in gross profit was the result of the increase in our monthly subscription fees due to the addition of new enrolled diabetes members in 2018.

Gross margin was 70.4% for 2018 compared to 73.1% for 2017. The decrease in gross margin was primarily due to an increase in devices, supplies, and fulfillment costs due to our growth in monthly subscription fees, and the launch of Livongo for Hypertension in 2018.

Operating Expenses

Research and Development

	Year Ended December 31,		% Change
	2017	2018
	(dollars in thousands)
Research and development	$12,028	$24,861	107%

Research and development expenses were $24.9 million for 2018 compared to $12.0 million for 2017, an increase of $12.8 million, or 107%.

The increase in research and development expenses was primarily due to a $7.9 million increase in personnel expenses related costs due to an increase in headcount and stock-based compensation expense, a $1.7 million increase in consulting expense related to the development of our new product and clinical research, a $1.4 million increase in allocated overhead and information technology platform costs, and a $0.7 million increase in depreciation and amortization expense.

Sales and Marketing

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Sales and marketing	$16,502	$36,433	121%

Sales and marketing expenses were $36.4 million for 2018 compared to $16.5 million for 2017, an increase of $19.9 million, or 121%.

The increase in sales and marketing expenses was primarily due to a $10.3 million increase in personnel expenses and sales commissions as a result of department headcount growth, a $3.7 million increase in channel partner commissions due to increased sales activities through channel partners, a $2.4 million increase in corporate and marketing campaign expenses, a $1.1 million increase in travel expenses, and a $1.1 million increase in consulting costs.

General and Administrative

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
General and administrative	$11,050	$23,063	109%

General and administrative expenses were $23.1 million for 2018 compared to $11.1 million for 2017, an increase of $12.0 million, or 109%.

The increase in general and administrative expenses was primarily due to a $6.7 million increase in personnel expenses as a result of department headcount growth and stock-based compensation expense, a $3.0 million increase in professional and consulting costs, a $0.5 million increase in allocated overhead costs, a $0.4 million increase in travel-related costs, and a $0.3 million increase in indirect tax expenses.

Change in Fair Value of Contingent Consideration

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Change in fair value of contingent consideration	$—	$(1,200)	*

*	Percentage not meaningful

The change in fair value of contingent consideration was $1.2 million in fiscal 2018. This was due to the earn-out contingent consideration related to our Retrofit acquisition.

Other Income, Net

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Other income, net	$123	$1,641	1,234%

Other income, net increased by $1.5 million in 2018 primarily due to interest earned on cash and cash equivalent balances, which increased as a result of the net proceeds of $104.8 million from the issuance of our Series E redeemable convertible preferred stock.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$(61)	$28	(146)%

We had a benefit of $0.1 million in 2017 primarily due to a federal benefit related to the release of valuation allowance from acquired deferred tax liabilities.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Revenue	$12,462	$15,981	$18,782	$21,206	$32,061
Cost of revenue(1)(2)	3,104	4,709	5,558	6,898	10,140

Gross profit	9,358	11,272	13,224	14,308	21,921

Operating expenses:
Research and development(1)	4,148	5,533	6,804	8,376	8,994
Sales and marketing(1)(2)	5,611	7,755	11,026	12,041	14,949
General and administrative(1)(3)	3,943	4,497	6,408	8,215	14,114
Change in fair value of contingent consideration	—	—	—	(1,200)	674

Total operating expenses	13,702	17,785	24,238	27,432	38,731

Loss from operations	(4,344)	(6,513)	(11,014)	(13,124)	(16,810)
Other income, net	136	329	505	671	462

Loss before provision for income taxes	(4,208)	(6,184)	(10,509)	(12,453)	(16,348)
Provision for (benefit from) income taxes	7	7	7	7	(1,388)

Net loss	$(4,215)	$(6,191)	$(10,516)	$(12,460)	$(14,960)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Cost of revenue	$1	$3	$6	$8	$6
Research and development	262	328	381	1,217	361
Sales and marketing	122	362	205	227	219
General and administrative	354	259	689	1,908	4,924

Total stock-based compensation expense	$739	$952	$1,281	$3,360	$5,510

(2)	Includes amortization of intangible assets as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
Cost of revenue	$9	$83	$100	$128	$327
Sales and marketing	—	80	96	96	237

Total amortization of intangible assets	$9	$163	$196	$224	$564

(3)	Includes acquisition-related expenses as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in thousands)
General and administrative	$196	$45	$—	$113	$207

Total acquisition-related expenses	$196	$45	$—	$113	$207

	Three Months Ended
Percentage of Revenue Data	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Revenue	100%	100%	100%	100%	100%
Cost of revenue	25	29	30	33	32

Gross profit	75	71	70	67	68

Operating expenses:
Research and development	33	35	36	39	28
Sales and marketing	45	49	59	57	46
General and administrative	32	28	34	39	44
Change in fair value of contingent consideration	—	—	—	(6)	2

Total operating expenses	110	112	129	129	120

Loss from operations	(35)	(41)	(59)	(62)	(52)
Other income, net	1	2	3	3	1

Loss before provision for income taxes	(34)	(39)	(56)	(59)	(51)
Provision for (benefit from) income taxes	—	—	—	—	(4)

Net loss	(34)%	(39)%	(56)%	(59)%	(47)%

Quarterly Revenue Trends

Revenue increased sequentially in each of the periods presented due to the expansion of member enrollment with existing clients as well as the addition of new clients, both of which contributed to the growth in our member base. With the launch of our newer product offerings, we have begun to execute contracts for multiple solutions, which has also contributed to increasing revenue. Revenue trends are impacted by seasonality in our sales and implementation cycles. We typically enter into a higher percentage of agreements with new clients as well as renewal agreements with existing clients in our third and fourth quarters. This results in higher enrollment launch rates in the first quarter.

Quarterly Cost of Revenue Trends

Cost of revenue increased sequentially in each of the periods presented mainly due to the increase in members which resulted in greater device, supplies, and fulfillment costs, as well as growth in personnel costs for our member coaching and support teams.

Quarterly Gross Margin Trends

Gross margin decreased sequentially in each quarter of 2018 and stayed relatively flat in the first quarter of 2019. The decline in 2018 was the result of launching several new product lines, which contributed to higher device, supplies, and fulfillment costs.

Quarterly Operating Expense Trends

Our research and development, sales and marketing, and general and administrative expenses generally increased over the periods presented as we grew headcount and expanded our operations. Sales and marketing expenses increased as a percentage of revenue in the second half of 2018 due to sales commissions paid as a result of seasonably higher bookings. General and administrative expenses increased in the first quarter of 2019 as we had increased stock-based compensation expense associated with the hiring of new executives, increases in professional and consulting costs to support our acquisitions, and preparing for our initial public offering.

Quarterly Income Tax Trends

Our provision for (benefit from) income taxes increased in the first quarter of 2019 due to the release of a valuation allowance arising from a deferred tax liability in connection with the myStrength acquisition and was treated as a discrete tax item. The deferred tax liability provided an additional source of taxable income to support the realizability of pre-existing deferred tax assets.

Key Metrics

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Clients	278	319	349	413	679
Enrolled diabetes members	68,536	80,368	95,308	113,854	164,168
Total contract value (in thousands)	$11,281	$24,804	$62,283	$56,101	$48,063

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Metrics” for additional information.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our equity securities and payments received from clients whose employees and dependents access our solutions. As of March 31, 2019, we had cash and cash equivalents of $55.0 million. Our cash and cash equivalents primarily consist of highly liquid investments in money market funds and cash. Since our inception, we have generated significant operating losses from our operations as reflected in our accumulated deficit of $128.6 million as of March 31, 2019 and negative cash flows from operations.

We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to continue to make in research and development and sales and marketing and due to additional general and administrative costs we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the timing of introductions of new solutions or features, and the continued market adoption of our solutions. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Net cash used in operating activities	$(15,916)	$(33,040)	$(7,944)	$(25,187)
Net cash used in investing activities	$(2,475)	$(23,784)	$(750)	$(29,059)
Net cash provided by (used in) financing activities	$49,395	$104,408	$(796)	$314

Cash Flows from Operating Activities

Our largest source of operating cash flows is cash collections from our clients for access to our solutions. Our primary use of cash from operating activities is for personnel-related expenditures to support the growth of our business.

Net cash used in operating activities during the three months ended March 31, 2019 of $25.2 million was attributable to a $15.0 million net loss, adjusted for $6.1 million of non-cash adjustments and $16.4 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consist of $5.5 million of stock-based compensation expense, $1.3 million of depreciation and amortization, $0.7 million of change in fair value of contingent consideration, partially offset by $1.4 million of deferred income taxes related benefit. The net cash outflow from changes in operating assets and liabilities is primarily the result of an increase of $11.9 million in accounts receivable due to higher billings and timing of collections, an increase of $5.6 million in deferred costs as our upfront device sales have increased, an increase of $2.6 million of prepaid expenses and other assets, partially offset by an increase of $3.4 million in accounts payable, accrued expenses and other liabilities.

Net cash used in operating activities during the three months ended March 31, 2018 of $7.9 million was attributable to a $4.2 million net loss, adjusted for $1.0 million of non-cash adjustments and $4.7 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consist of $0.7 million in stock-based compensation expense and $0.2 million of depreciation and amortization. The net cash outflow from changes in operating assets and liabilities is primarily the result of an increase of $2.0 million in accounts receivable due to higher billings and timing of collections, a decrease of $1.9 million in accounts payable, accrued expenses and other liabilities, and an increase of $1.3 million in deferred costs as our diabetes device shipments have increased, partially offset by a decrease of $0.8 million in inventories, all of which were related to growth.

Net cash used in operating activities during the year ended December 31, 2018 of $33.0 million was attributable to a $33.4 million net loss, adjusted for $7.5 million of non-cash adjustments and $7.1 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consist of $6.3 million of stock-based compensation expense and $1.9 million of depreciation and amortization, partially offset by a $1.2 million change in fair value of contingent consideration. The net cash outflow from changes in operating assets and liabilities is primarily the result of an increase of $9.2 million in accounts receivable due to higher billings and timing of collections, an increase of $6.0 million in inventories due to the launch of our new hypertension devices and to support our revenue growth, an increase of $4.5 million in deferred costs as our upfront device sales have increased, and an increase of $1.9 million of prepaid expenses and other assets, partially offset by an increase of $10.8 million in accounts payable, accrued expenses and other liabilities, and an increase of $3.0 million in advance payments from partner.

Net cash used in operating activities during the year ended December 31, 2017 of $15.9 million was attributable to a $16.9 million net loss, adjusted for $2.5 million of non-cash adjustments and $1.5 million of net cash outflow from changes in operating assets and liabilities. The non-cash adjustments primarily consist of $2.1 million in stock-based compensation expense and $0.4 million of depreciation and amortization. The net cash outflow from changes in operating assets and liabilities is primarily the result of an increase of $5.4 million in accounts receivable due to higher billings and timing of collections, an increase of $4.0 million in deferred costs as our upfront device sales have increased, and an increase of $1.5 million in inventories, and is partially offset by an increase of $5.1 million in accounts payable, accrued expenses and other liabilities, an increase of $3.8 million in advance payments from partner, and an increase of $1.0 million in deferred revenue, all of which were related to growth.

Cash Flows from Investing Activities

Net cash used in investing activities during the three months ended March 31, 2019 of $29.1 million was primarily attributable to the $27.4 million net payment for the myStrength acquisition, $1.3 million in capitalized internal-use software costs, and $0.3 million in capital expenditures to support our growth.

Net cash used in investing activities during the three months ended March 31, 2018 of $0.8 million was primarily attributable to $0.6 million in capitalized internal-use software costs, and $0.1 million in capital expenditures to support our growth.

Net cash used in investing activities during the year ended December 31, 2018 of $23.8 million was primarily attributable to the $19.3 million net payment for the Retrofit acquisition and the related escrow deposit, $3.6 million in capitalized internal-use software costs, and $1.0 million in capital expenditures for new and upgraded back office systems, including enterprise resource planning software, to support our growth.

Net cash used in investing activities during the year ended December 31, 2017 of $2.5 million was primarily attributable to $1.5 million in capitalized internal-use software costs, $0.6 million of payment for our Diabeto acquisition, and $0.4 million in capital expenditures to support our growth.

Cash Flows from Financing Activities

Net cash provided by financing activities during the three months ended March 31, 2019 of $0.3 million was attributable to proceeds from the exercise of stock options.

Net cash used in financing activities during the three months ended March 31, 2018 of $0.8 million was primarily attributable to a $1.0 million payment of deferred purchase consideration related to our acquisition of Diabeto Inc., partially offset by $0.2 million in proceeds from the exercise of stock options.

Net cash provided by financing activities during the year ended December 31, 2018 of $104.4 million was primarily attributable to $104.8 million of net proceeds from the issuance of our Series E redeemable convertible preferred stock and $1.7 million of proceeds from the exercise of stock options, partially offset by $2.0 million of deferred acquisition payments related to our acquisition of Diabeto Inc.

Net cash provided by financing activities during the year ended December 31, 2017 of $49.4 million was primarily attributable to $52.3 million of net proceeds from the issuance of our Series D redeemable convertible preferred stock and $1.4 million of proceeds from the exercise of stock options and warrants, partially offset by $4.3 million for the repayment of long-term debt.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Operating lease obligations	$2,027	$1,553	$1,354	$296	$5,230

The operating lease obligation amounts above exclude sublease income of $0.1 million as of December 31, 2018. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders are generally fulfilled within short time periods.

Additionally, in February 2019, we entered into a lease obligation for our Chicago office. The total lease obligation is $0.9 million, net of sublease income of $0.2 million, over the lease term ending in December 2024. In June 2019, we entered into an amendment to the lease agreement for our Mountain View office. The amendment expands our office space and extends the lease term of our existing lease. The total future lease obligation for our Mountain View office is $11.3 million over the lease term ending in January 2024.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Sensitivity

As of March 31, 2019, our cash, cash equivalents, and restricted cash of $55.2 million consisted primarily of highly liquid investments in money market funds and cash on hand, which are exposed to market risk due to fluctuations in interest rates and may affect our interest income and the fair market value of our investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. As of March 31, 2019, a hypothetical 10% change in interest rates would not have had a material impact on our financial condition or results of operations due to the short-term nature of our investments. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

The substantial majority of our revenue is derived from monthly subscription fees that are recognized as services are rendered and earned under the subscription agreements with clients. Clients are business entities that have contracted with us to offer the Livongo solution to their employees. Client’s employees or their covered dependents enrolled in the Livongo program are referred to as members. Clients are our customers. We improve member health results and reduce healthcare costs by providing an overall health management solution through the integration of Livongo devices, supplies, access to our web-based platform, and clinical and data services. Clients pay monthly subscription fees based on a per participant per month model, based on the number of active enrolled members each month. In certain agreements associated with our Livongo for Behavioral Health by myStrength solution, clients either pay a fixed upfront fee or a monthly fee based on the number of members the solution is available to. In addition, clients can choose to pay an upfront amount with a lower per participant per month fee. The contract term is generally one to three years, with one year auto-renewal terms. There is usually a six-month minimum enrollment period for members. Many of our customers can stop their monthly recurring subscription but will be required to pay an early termination fee if the termination occurs during the minimum enrollment period.

We sell to our clients through our direct sales force and through our partners (channel partners, PBMs, and resellers). We are the principal with respect to contracts originated through partners, as we are the primary obligor responsible for providing the solutions that are the subject of the arrangement with the client, we have latitude in establishing pricing, and we have inventory risk. In these situations, revenue is recognized on a gross basis, and fees paid to partners are recorded as commissions expense included in sales and marketing expenses in the consolidated statements of operations.

We have determined that our blood glucose meter does not have standalone value because the device is not sold separately and does not function without the associated supplies and services. Our blood glucose meter along with the associated supplies and services are treated as a single unit of account and revenue is recognized on a monthly basis when all of the following criteria are satisfied: (i) there is persuasive evidence that an arrangement exists, (ii) delivery of the device has occurred and services are being rendered, (iii) the price is fixed or determinable, and (iv) collectability is reasonably assured. When the arrangement includes an upfront fee, the upfront fee is deferred and amortized into revenue over the expected member enrollment period, which is estimated to be 24 months and such amount has not been material for all periods presented.

We also derive revenue from the sale of certain of our connected devices when we have determined they have standalone value, such as the cellular-connected weight scale in our Livongo for Prediabetes and Weight Management solution. When an agreement contains multiple units of account, we allocate revenue to each unit of account based on a selling price hierarchy as required. The selling price for a unit of account is based on its Vendor Specific Objective Evidence, or VSOE, or, if available, third-party evidence, or TPE, if VSOE is not available, or best estimate of selling price, or ESP, if neither VSOE nor TPE is available. The ESP is established considering several internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products and solutions. The determination of ESP is judgmental. Amounts allocated to the device unit of account are recognized upon delivery of the device. Amounts allocated to the service unit of account are recognized ratably over time, but not to exceed any amounts that are subject to contingent revenue limitations.

Certain of our contractual agreements with customers contain a most-favored nation clause, pursuant to which we represent that the price charged and the terms offered to the customer will be no less favorable than those made available to other customers. We have not incurred any obligations related to such terms in these agreements during the periods presented.

Certain of our client contracts are subject to pricing adjustments based on various performance metrics, such as member satisfaction scores, cost savings guarantees and health outcome guarantees, which if not met typically require us to refund a portion of the per participant per month fee paid. We defer the maximum amount of consideration that is contingently refundable to our clients until the performance metric is met.

Stock-Based Compensation

We account for stock-based compensation awards, including stock options, restricted stock awards, and RSUs, based on their estimated grant date fair value. We estimate the fair value of our stock options using the Black-Scholes option-pricing model. We estimate the fair value of stock options with a market-based vesting condition using the Monte Carlo simulation model. We estimate the fair value of our restricted stock awards and RSUs based on the fair value of the underlying common stock.

We recognize fair value of stock options, which vest based on continued service, on a straight-line basis over the requisite service period, which is generally four years.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. The assumptions and estimates are as follows:

•	Fair Value of Common Stock—The absence of an active market for our common stock requires us to estimate the fair value of our common stock. See “—Common Stock Valuations” below.

•

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the remaining contractual term of the option from the vesting date.

•

Expected Volatility—As we have no trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage, or financial leverage, over a period equivalent to the expected term of the awards.

•

Risk-Free Interest Rate—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.

•	Dividend Yield—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

The following assumptions were used for the Black-Scholes option pricing model for the periods presented:

	Year Ended December 31,
	2017	2018
Expected term (years)	6.3	6.0-6.8
Expected volatility	37.1%	36.6%-38.7%
Risk-free interest rate	2.0%-2.3%	2.8%-2.9%
Dividend yield	—%	—%

No options with only service-based vesting conditions were granted during the three months ended March 31, 2018 and 2019.

For awards granted that contain market-based and service-based vesting conditions, we used a Monte Carlo simulation model which utilizes multiple variables to simulate a range of our possible future enterprise value.

The determination of the estimated grant date fair value of these awards is affected by a number of assumptions including our estimated common stock fair value on the grant date, expected volatilities of our common stock, our risk-free interest rate, and dividend yield. We recognize stock-based compensation expense for these awards on an accelerated basis over the longer of the explicit service period or the derived service period.

The following assumptions were used for the Monte Carlo simulation model for the periods presented:

	Year Ended December 31, 2018	Three Months Ended March 31,
		2018	2019
Expected term (years)	9.6-10.0	10.0	10.0
Expected volatility	60.0%-64.0%	64%	59.0%
Risk-free interest rate	2.6%-2.9%	2.6%	2.8%
Dividend yield	—%	—%	—%

No awards with market-based vesting conditions were granted during 2017.

Based on the assumed initial public offering price per share of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 31, 2019 was $                , with $                related to vested stock options.

Restricted Stock Units

Substantially all of the outstanding RSUs vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition is typically over a four-year service period. The performance-based vesting condition is satisfied on the earlier of: (i) six months and one day following the closing of this offering or (ii) a change in control. The RSUs vest on the first date upon which both the service-based and performance-based vesting conditions are satisfied.

Stock-based compensation expense is recognized only for those RSUs that are expected to meet the service-based and performance-based vesting conditions. As of March 31, 2019, achievement of the performance-based vesting condition was not probable. The closing of an initial public offering and change in control are not deemed probable until consummated. As of March 31, 2019, we have not recorded any stock-based compensation expense for all RSUs that had satisfied the service-based vesting condition on that date. When the performance-based vesting conditions are deemed probable to occur, stock-based compensation expense for our RSUs with performance-based vesting conditions is recognized on an accelerated basis over the requisite service period.

On the settlement dates for these RSUs, we plan to withhold shares and remit income taxes on behalf of the holders at the applicable minimum statutory rates, which we refer to as a net settlement. We currently expect that the average of these withholding tax rates will be approximately 39%, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on 210,794 RSUs outstanding as of March 31, 2019, for which the service-based vesting condition had been fully satisfied on that date, and assuming (i) the performance-based vesting condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $                million in the aggregate. The amount of this obligation could be higher or lower, depending on (i) the price of shares of our common stock on the settlement date and (ii) the actual number of RSUs outstanding for which the service-based vesting condition has been fully satisfied. To satisfy their income tax obligations related to the vesting and settlement on the initial settlement date, assuming a 39% tax withholding rate, we expect to deliver an aggregate of approximately 128,584 shares of our common stock to RSU holders after withholding an aggregate of approximately 82,210 shares of our common stock, based on RSUs outstanding as of March 31, 2019 for which the service-based vesting condition had been fully satisfied

on that date. In connection with these net settlements, we would withhold and remit the tax liabilities of approximately $                million on behalf of the RSU holders to the relevant tax authorities in cash.

See “Risk Factors—We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering and following this offering. The manner in which we fund these expenditures may have an adverse effect on our financial condition” and Note 10 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the vesting and settlement of equity awards granted by us.

Common Stock Valuations

The fair value of the common stock underlying our stock awards was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of redeemable convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our history and the timing of the introduction of new solutions and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	recent secondary stock transactions;

•	the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

For all approaches other than the market approach utilizing secondary transactions in our capital stock, the equity value was allocated among the various classes of our equity securities to derive a per share value of our common stock. We historically performed this allocation using the option pricing method, or OPM, which treats the securities comprising our capital structure as call options with exercise prices based on the liquidation preferences of our various series of redeemable convertible preferred stock and the exercise prices of our options and warrants.

As of March 31, 2019, we performed this allocation using a probability-weighted expected return method, or PWERM. The PWERM involves the estimation of the value of our company under multiple future potential outcomes for us, and estimates of the probability of each potential outcome. The per share value of our common stock determined using the PWERM is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which primarily included an initial public offering or continued operation as a private company. Additionally, the PWERM was combined with the OPM to determine the value of the securities comprising our capital structure in certain of the scenarios considered in the PWERM. In certain scenarios of the PWERM, the OPM was used to allocate value to the various securities comprising our capital structure.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of such transactions, we considered the facts and circumstances of each such transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether such transactions occurred among willing and unrelated parties, and whether such transactions involved investors with access to our financial information.

After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of our stock options to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Following this offering, we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock, as shares of our common stock will be traded in the public market.

Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets

We have completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration provided in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company’s shareholders, we evaluate whether the awards are consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholders beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired, and liabilities assumed in our business combinations have primarily consisted of goodwill and finite-lived intangible assets, consisting primarily of developed technology, customer relationships and trade names. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. In connection with determination of fair values, we may engage a third-party valuation specialist to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations.

Acquisition-related transaction costs incurred by us are not included as a component of consideration transferred but are accounted for as an operating expense in the period in which the costs are incurred.

Income Taxes

We report income taxes in accordance with Accounting Standards Codification, or ASC, 740, Income Taxes, which requires us to use the asset and liability method, requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately provided for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We adjust these allowances when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Adopted

For more information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

New Accounting Pronouncements Not Yet Adopted

For more information on new accounting pronouncements not yet adopted, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (i) December 31, 2024 (the last day of the fiscal year following the fifth anniversary of our initial public offering), (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer”, as defined in the rules under the Exchange Act, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. In particular, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies until required by private company accounting standards.

LETTER FROM LIVONGO’S FOUNDER & EXECUTIVE CHAIRMAN

“Can you fix this?” That’s what my son Sam asked me when I arrived at his hospital bed after he was given a diagnosis of Type 1 Diabetes. And that began my introduction to the hard realities of diabetes and the world of chronic conditions…Not long thereafter, my Mom was diagnosed with Type 2 Diabetes. It seemed everywhere I turned, I was surrounded by a new world of carb counting, middle of the night blood sugar checking, and the inane rules of our healthcare system.

And, after 18 years, I am still amazed how difficult our healthcare system makes it for people with diabetes, and all of the other chronic conditions, like high blood pressure, weight management, and behavioral health, to stay healthy. What exists today is confusing, complex, and costly. But those are just words. More important, the current healthcare system disempowers people, leaves them feeling alone, and can contribute to a decline in people’s health. So, while my passion around diabetes and other chronic conditions may have started with Sam, it soon became about a much larger vision…to focus on delivering a far better, healthier, consumer-first experience by applying the power of the cloud and of data science for the benefit of people who struggle with chronic conditions around the world.

At Livongo, we make it easier for people to stay healthy. Our mission from Day 1 has been to “empower people with chronic conditions to live better and healthier lives.” And we were just crazy enough to believe we could do it and have a real impact on our Member’s lives. And while we can’t make their conditions go away, we can make their experience of having a chronic condition dramatically better.

But to really make it happen, we knew we had to be different than anything that came before in healthcare. We started with some core principles and beliefs that have been critical to our success. The first was listening carefully to our prospective Members. They told us they just wanted to live their lives and they were on-the-go constantly, so we needed to make sure our solution made it easier for them. We needed to meet them where they are, not add more complicated and time-consuming tasks, devices, and software. Our name, Livongo, Living-on-the-Go, reminds us of their request every time we hear it.

I like to say that “if you want to change the world, you have to change the words,” and so, we did that. We stopped calling people by their disease name, “diabetics,” and called them People with Diabetes and “testing your blood sugar” became “checking your blood sugar,” removing the judgment so common in diabetes care. It’s not a test. We also moved from a model of trying to “engage” people to “empowering” them, putting people back in charge of their own health and their own care. Seems counterintuitive. Don’t they need “help”? Nope. They need to be empowered with information, with tools, with technology that makes life easier. Healthcare today largely happens to us, which is just one of the many reasons we believe it is both less effective and so unsatisfying to people.

So, we vowed to create an entirely new experience for people, changing the business model, not just for businesses, but for individuals. We started with great data science—which allowed us to understand our Members and exactly what each one needed so that we could provide them with the right guidance at the right time—being available for them 24x7x365. And, to reinforce their actions to create lasting behavior change, we made glucose test strips free, eliminated co-pays, and made the entire process easier. For employers, we aligned our payment model, and instead of charging Per Member Per Month, which was traditional, we charge only when Members use our services, Per Participant Per Month, and did so on an affordable monthly subscription model, which makes payments both predictable for employers and more predictable for our own revenues. Perhaps most important, while we sell direct and through channel partners, we always establish a trusted and very personal relationship with our Members, key to their satisfaction, their health results, and our ability to deliver more cost-effective care. We believe that by changing the rules, we’ve built a more sustainable business model in the long run and, make no mistake, Livongo was built for the long run, because we’re just getting started.

The trust we’ve built, with our Members and our Clients, will allow Livongo to continue to scale rapidly. And we have a lot of opportunity. Today, our solution touches less than one million of the 30 million people with diabetes, and that’s just in the United States. And there are many more people around the world looking for the comprehensive solutions we offer. We have also expanded beyond diabetes to help the more than 100 million people in the United States living with other chronic conditions.

When we started the company, our thesis was that by using connected technology, data science, and good people who really care, in the old-fashioned way, we could improve satisfaction, deliver measurable and sustainable health improvements, and do so more cost-effectively and efficiently than the status quo. So, off we went. We started the company in Silicon Valley, where the consumer-first mentality was embedded. We hired people who had previously built the leading cloud-based productivity solutions, database solutions, internet search engines, online games — who could uniquely contribute to the solution we needed to build — and now wanted to make a difference, a real difference. Others came aboard who were living with diabetes and other chronic conditions or, in some cases, who saw the devastating impact that chronic conditions have on the lives of those they love. They knew, as did I, that we could do better.

Over the past five years, we’ve made a lot of progress toward our goal. Our more than 164,000 Members tell us they love us. Our solutions are now used by 20% of the Fortune 500, and our channel partners include four of the top seven payers, two of the largest Pharmacy Benefit Managers, and we are recommended by several employer benefit consultants. We’ve helped save over $1,500 annually in healthcare costs for our typical Livongo Member. Most importantly, we’re empowering people with information, health guidance and insights (what we call Health Nudges), and the tools they need to get and stay happy and healthy.

Our vision has also expanded because our Members, many who struggle with more than one chronic condition, told us we needed a whole person solution, one that focuses on all of their needs, and that is exactly what we are building today. Yesterday, we were only diabetes. Today, we also cover hypertension, weight management, pre-diabetes, and behavioral health. And we’ve invested in a new kind of engine, we call AI+AI, that aggregates data, interprets the data to generate health signals, applies these signals to individuals in a personalized way, and then iterates until we offer a Member the right solution at just the right time. This probably sounds a lot like what happens with online delivery of books and movies . . . but it’s never been done in healthcare until now. That’s what we’re doing at Livongo. That’s why we’re different, not just better. It’s what makes us unique and helps explain why we are being successful where others have failed.

To manage our rapid growth and innovation requires a special group of people and leaders, who understand this is more than a business, that it’s about caring for the people who matter most to all of us. For us, this has always been very personal, which is why we’re so passionate about what we do. It’s about pairing operational execution and growth with compassion. I’m fortunate to work with an extraordinary leadership team that combines complementary skills from the internet, consumer software, health, healthcare IT, and other disciplines with the unique culture we’ve built at Livongo. And we continue to grow the team and add to it, preparing for the growth and impact we know we will have in the future.

I asked Zane Burke to join Livongo as CEO in the last year, bringing his experience running a $5 billion public company and a set of shared values to make a difference. I came to know Zane as a respected competitor in my last business, then as an early client and Livongo reseller, and recently, as my new partner running Livongo. Dr. Jennifer Schneider, our President, joined us in the early years of the Company, with public company experience as a Chief Medical Officer, but quickly gravitated to designing our strategy and leading the most challenging parts of our business, including product, data science, and clinical. And, Lee Shapiro, my long-time business partner and a long-serving Livongo Board member, was there with me at the beginning when our venture fund provided the first capital to EosHealth, which supplied the technology that gave us a head start, and was the predecessor to Livongo as we know it today. As our CFO, Lee adds experience that is unrivaled, both from a business and financial standpoint, as well as an extraordinary network across the healthcare space. The rest of the team is just as strong, committed, and brings a diversity of experience that we benefit from every day.

Hemant Taneja, one of the managing partners at General Catalyst, and a Director, was in the room drawing on the white board when we first dreamed the dream and has been there ever since, pushing, questioning, challenging but always supporting the vision to build healthcare’s first true Applied Health Signals company, taking consumer digital health the next level. Another Director, Phil Green, helped pave the way from earliest days, and has been a continuous mentor and partner. And there have been too many others to name…including key clients who were early believers.

To our new investors, welcome. Think of Livongo as not just an investment in an important and growing business, but a way to create a new kind of experience that people appreciate, value, and need, something that has been brought to every other major sector of our economy except healthcare. My dream was to bring this offering to 147 million Americans and many more people around the world struggling with chronic conditions. They are asking us, maybe even depending upon us, to put them back in charge of their health and empower them to live happier and healthier lives. We have a great start, and we know there is a lot of ground ahead of us. And, we have an amazing opportunity to make a difference. We believe there is no more important purpose for a business to focus on…creating a new kind of health experience for our Members that can change their lives for the better.

We look forward to pursuing the opportunity and invite you to join us in creating an empowered and healthy future together.

Glen

BUSINESS

Overview

Our mission is to empower people with chronic conditions to live better and healthier lives. The advancement of technology and data science has transformed nearly every industry except healthcare to create new, consumer-first experiences that are both personalized and empowering. Livongo is pioneering a new category in healthcare, called Applied Health Signals, which is transforming the management of chronic conditions.

In 2014, 147 million adults in the United States had a chronic condition and over 40% had two or more chronic conditions. However, the current U.S. healthcare system is not designed to continually care for people with chronic conditions. People are left to manage these conditions on their own with limited guidance. While new digital health devices may assist with tracking and gathering data on their condition, they fail to provide actionable feedback. As a result of receiving ineffective care, many people are unhappy, feel alone and disconnected, and are not getting healthier, resulting in higher costs for employers, people with chronic conditions, and the people who pay for their care.

Enter Livongo. Our platform, which leverages data science and technology, creates a new kind of personalized experience for people with chronic conditions (our members). This empowers our members to make sustainable behavior changes that lead to better outcomes and lower costs. The Livongo experience makes it easier for our members to stay healthy. We fit into the way our members live, put them in control of managing their condition, and give them an experience that they don’t just like, but love (evidenced by our average member NPS of +64). And because they love the solution, they keep using it, driving high retention and sustained usage, improved health results and bottom line savings, all of which are important to our clients, who pay us a monthly subscription on behalf of our members. A solution our members love, improved health results that are measurable and sustainable, and lower costs. That’s revolutionary in healthcare.

We started with diabetes, which impacts more than 30 million Americans and hundreds of millions of people worldwide. Many people with diabetes are asked to check their blood glucose regularly, and while they gather this information, they don’t have any context to interpret the data. They often receive minimal guidance, counseling, or affirmation of how they are doing. This is just one part of a process that makes having diabetes confusing, complex, and costly. With Livongo for Diabetes, the experience is wholly different. Members receive a smart, connected meter, automatically-delivered testing materials, real-time coaching and 24x7x365 monitoring. When they track their blood glucose, they receive a highly personalized message about what to do that very moment, which we call a Health Nudge.

Our platform is powered by a proprietary engine (we call it AI+AI), which Aggregates data from multiple sources, Interprets that data to separate signal from noise, Applies it at just the right time on the right surface to our members and Iterates to build improvements based on what we learn, a process similar to what Amazon does to make recommendations of books you may want to read based on your preferences. We continually enhance our solution by using data science to evaluate which approaches are successful and applying those insights across our member base. While this is common in other industries, Livongo is pioneering this kind of personalized approach to healthcare.

While Livongo began with a focus on diabetes, our vision was always about the health of the whole person. We knew that the tools we were developing in our early days would be applicable across many chronic conditions, and that our members and clients wanted a seamless, easy to use experience, whether they had one or multiple chronic conditions. Today, we have created a unified platform that provides smart, cellular-connected devices, supplies, informed coaching, data science-enabled insights and facilitates access to medications across multiple chronic conditions to help our members live better and healthier lives. We recently introduced additional solutions: Livongo for Hypertension, Livongo for Prediabetes and Weight Management, and Livongo for

Behavioral Health by myStrength. We create consumer-first experiences with high member satisfaction, measurable, sustainable health outcomes, and more cost-effective care for our members and our clients. Our clients are employers, health plans, and government entities, which understand the importance of offering an effective platform for consistent management of chronic conditions. For our Livongo for Diabetes solution, which has to date made up the vast majority of our revenue, clients pay us on a subscription basis with contracts that are typically one to three years in length. Our members are individuals in these organizations who use our solution in order to better manage their chronic conditions on their terms, by empowering them to own their healthcare and to live better and healthier lives. As of March 31, 2019, we had 679 total clients and over 164,000 Livongo for Diabetes members. In addition, we have a growing number of members enrolled in our hypertension, prediabetes and weight management, and behavioral health solutions.

We have experienced significant growth since our inception. Our revenue was $30.9 million and $68.4 million for the years ended December 31, 2017 and 2018, respectively, representing a year-over-year growth rate of 122%. Our revenue increased from $12.5 million for the three months ended March 31, 2018 to $32.1 million for the three months ended March 31, 2019, representing a year-over-year growth rate of 157%. We have incurred net losses of $16.9 million and $33.4 million for the years ended December 31, 2017 and 2018, respectively. Our net loss also increased from $4.2 million for the three months ended March 31, 2018 to $15.0 million for the three months ended March 31, 2019. As of March 31, 2019, we had an accumulated deficit of $128.6 million.

People with Chronic Conditions are Unhappy with the System

People living with chronic conditions are faced with a myriad of challenges. The current U.S. healthcare system is confusing, complex, and costly. It begins with their diagnoses, as they find themselves feeling overwhelmed. Managing their condition is not any easier, as they face a system not designed for chronic conditions. With care given primarily at hospitals or clinics, the existing healthcare service model does not accommodate people who live with their condition 24x7x365. Rather than intermittent and expensive visits to their doctor or the hospital, these individuals can benefit from small, readily accessible interventions, which can include hundreds of different behavior or lifestyle adjustments that can alter clinical outcomes for people with a chronic condition, such as diet advice, medication information, or suggestions for increases in physical activity. Additionally, people living with a chronic condition want a way to streamline their interactions so that they can focus their time and energy on the rest of their lives, instead of on managing their care.

Financial Stakeholders Are Unhappy With the System

Overall, U.S. healthcare spend is on the rise. According to the CDC, close to $3.5 trillion was spent on U.S. healthcare in 2017, an increase of approximately $2 trillion from the year 2000. In 2014, approximately 90% of United States healthcare spend was attributable to people with chronic and behavioral health conditions. Diabetes alone is a massive problem; in the United States over 30 million people are living with diabetes. The cost of diabetes to the U.S. healthcare system, including direct costs to employers, exceeded $237 billion in 2017. These increasing costs have not translated to better outcomes for employers or payors. Additionally, sufficient financial incentives are not in place for physicians or health systems to spend the necessary time monitoring and managing patients with chronic conditions.

We Focus on Personal Empowerment

We are witnessing a transformational shift in consumers taking control of their own health as they have done in almost every other aspect of their lives. We have been able to make a sophisticated technology easy to use for our member base, which averages 53 years of age, through a simple and intuitive user experience. While many organizations in healthcare are trying to “engage” patients, we are fundamentally different in that we “empower” our members with

Livongo for Diabetes Every Thanksgiving, everyone in our family makes a list of 20 things we're thankful for. You can guess the 'regulars' - each other, family, health, etc. This year Livongo made my list. Thanks so much for monitoring and checking in on the high readings. I'm very grateful! Living on the Go Grandfather-Nature Lover-Sales Manager David

information, access, and tools that they find useful to stay healthy. Feedback powered by our AI+AI engine delivers tailored Health Nudges that make it easier for people to take actions that allow them to stay healthy. By using our engine to “empower” people, which implies action, rather than “engage” people, which implies participation, we believe it becomes much easier to improve their health on their own terms, creating an environment for positive, sustainable behavior change. People simply want to live their lives, not be constantly reminded they are living with a condition. We believe our solution fits into the daily routine of our members and allows them to continue what they are already doing on a regular basis (such as checking their blood glucose, blood pressure or weight).

The Time is Right for a New Focused on the New Health Consumer

We built our solution and came to the market at a pivotal time in both healthcare and technology, with several trends creating a fertile environment for success:

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Stakeholders are determined to manage costs. Employers and payors are looking for solutions to complex problems posed by the escalating trend in healthcare costs. Employers are managing costs by taking matters into their own hands, exploring various options to meet these challenges. For example, a 2019 Willis Towers Watson survey found that 85% of employers plan to prioritize clinical areas such as cancer, diabetes, and mental health over the next three years. Payors, PBMs, and health systems are responding to the evolving landscape by developing or partnering with innovative solution providers. Similarly, individuals are becoming both increasingly informed about their personal healthcare options and increasingly cost-conscious.

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Consumer technology has gone mainstream. The adoption and use of technology has now transcended age and economic status. The majority of the population has become comfortable with managing important parts of their life, including their health, on their personal technology.

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The rise of the informed, connected consumer and the importance of user experience. In the face of increasing costs, we have seen the emergence of the informed, connected consumer, who demands the same information-rich, personalized, convenient service in their healthcare as they find in other aspects of their lives. User experience matters more than ever.

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Data science and analytical capabilities have never been more advanced. People are increasingly connecting to more and more devices, and data science can now synthesize this massive amount of data and apply advanced analytical tools to gain important insights never before possible. Data science and machine learning can now be applied in healthcare, and deliver value to our members, who can benefit from the same advances commonly seen in other industries.

We Pioneered the Category of Applied Health Signals to Empower our Members

We are pioneering a new category in healthcare that sits at the intersection of data science, behavior enablement, and clinical impact with the technologies and capabilities to make the experience simpler and easier for people living with chronic conditions. With Applied Health Signals, we ensure that every time a member contributes information, they receive tailored, actionable guidance in return. For example, when a member with diabetes checks his or her blood glucose via our cellular-connected blood glucose meter, the member receives a Health Nudge that empowers that member to manage their condition right at the time of natural engagement. This also creates a feedback loop in which we can improve each Health Nudge, based on real member data, for the benefit of our entire member base.

Investment in Actionable Data Science Creates Sustainable Competitive Advantage: Our AI+AI Engine

Our multidisciplinary team has built a flexible and robust technology engine capable of processing data from our devices as well as other data sources and turning that information into valuable Health Signals. At the heart of our platform is a core set of four capabilities which we call AI+AI: Aggregate, Interpret, Apply, and Iterate.

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Aggregate: We collect data from a variety of sources, including devices gathering information from our members in real time or near real time, third-party applications, medical claims, pharmacy claims, member preference surveys, and third-party partners.

•	Interpret: We sift through this vast trove of health and consumer data and identify relevant Health Signals to develop actionable, personalized and timely insights tailored to a specific person.

•	Apply: We deliver specific Health Nudges directly to our members, based on each member’s chronic condition and specific needs at exactly the right time in the right format and context.

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Iterate: We iterate and continuously tailor a member’s experience based on his or her behavior, preferences, feedback, and results, in much the same way Netflix makes entertainment recommendations based on your preferences.

We believe our approach has created a unique experience for people with chronic conditions, delivering an experience people love, with measurable and sustainable clinical outcomes, and quantifiable cost savings. To do this, we have reimagined the member onboarding process, the physical devices, the digital feedback, the automatic delivery of supplies, and the coaching experience. Our team applies the concepts of AI+AI to best serve our clients and our members, both by using pre-enrollment information to optimize enrollment and create a seamless welcome and onboarding experience, as well as individually tailoring our data-driven feedback, monitoring, and coaching to each current member’s preferences and needs.

We Address the Whole Person

        We started with diabetes, one of the fastest-growing chronic conditions in the world, yet also one that is very manageable, if people have the right tools and continued motivation to manage it well. Diabetes is a chronic condition with the potential for very costly acute episodes requiring attention if not managed correctly day to day, and very costly longer-term debilitating effects, such as heart attacks and strokes, or kidney and eye disease. Given the significant amount of overlap across chronic conditions, we realized that in order to help people be as healthy and happy as possible, and to achieve cost savings critically important to our clients, we need to address all of the chronic conditions a person is dealing with, such as high blood pressure (according to the CDC, in 2014, 70% of U.S. adults with diabetes also had hypertension). We believe that we have the ability to leverage our technology across multiple chronic conditions to truly focus on the whole person.

Livongo for Weight Management The doctor told me I've got five years left to live. I made the commitment, went back to work that day and signed up for Livongo. The coaching is the best part of this whole program, you have this person looking out for you, and there's no judgement at all. A year ago I was 438 pounds now I'm 210 pounds. My BMI dropped 30 points. Living on the Go Outdoorsman - Telephony Systems Manager Riley

Our Success is Defined by Three Objectives

We believe our success depends on achieving three objectives: our members have to love the experience, our products have to produce measurable and sustainable clinical outcomes, and we have to help our clients manage their costs. We deliver results that matter:

•	Satisfaction: Our member satisfaction is high among healthcare companies, with an average member NPS of +64.

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Clinical Outcomes: We have built our solutions and invested in clinical studies to demonstrate measurable and sustained clinical outcomes across each of the chronic conditions we address. For example, Livongo for Hypertension demonstrated a 10 mmHg reduction in systolic blood pressure over a six-week period in individuals with a starting blood pressure of greater than 140/80 mmHg. A 10 mmHg reduction in systolic blood pressure has been shown to reduce stroke rates by 41% and is comparable to starting a blood pressure medication.

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Cost Management: Unlike many healthcare solutions, we enable upfront savings and a strong return on investment across many clients. For example, with Livongo for Diabetes, we have been able to demonstrate average client savings of $88 PPPM in the first year of use based on a difference-in-difference cohort analysis, and among qualifying clients who make data available to us, we have been able to demonstrate on average client savings of $129 PPPM.

We Have Built an Efficient and Innovative Go-To-Market Model

As of March 31, 2019, we had 679 clients and over 164,000 Livongo for Diabetes members. In addition, we have a growing number of members enrolled in our hypertension, prediabetes and weight management, and behavioral health solutions. We have a highly efficient go-to-market model with a focus on employers, payors, health plans, and government entities. Our solutions appeal to a broad cross-section of sectors, and our current clients represent over 20% of the 2018 Fortune 500 Companies. Our representative clients that generated more than $100,000 in revenue in 2018 include AECOM Technology Corporation, American Foreign Service Protective Association, the Board of Pensions of Presbyterian Church (U.S.A.), Citigroup Inc., Compass Group USA, Cox Enterprises, Inc., Dean Foods Company, Delta Air Lines, Inc., Fortune Brands Home & Security, Inc., the Harris Health System, Hyatt Hotels Corporation, Thomas Jefferson University Hospitals Inc., Lowe’s

Companies, Inc., Merck & Co., Inc., Microsoft Corporation, Michigan State University, PepsiCo, Inc., SAP SE, Target Corporation, UMass Memorial Health Care, US Foods Holding Corp., and WEA Insurance Corporation. Our clients also include five of the seven largest health plans and the two leading pharmacy benefit managers. We sell to our clients through our direct sales force and with our channel partners.

Our AI+AI engine helps power our onboarding and enrollment process. Our dedicated onboarding team and flexible technology architecture allow us to onboard hundreds of large clients in a matter of weeks. For example, in the three months ended March 31, 2019, we added 146 new clients and approximately 50,000 new Livongo for Diabetes members, which does not include 120 clients from our acquisition of myStrength, which was completed in February 2019. Once a client is onboarded, our AI+AI engine helps us target and engage with potential new members in an informed manner that drives rapid enrollment. One example of this is the improvement in our recruiting and enrollment capability of eligible members. We have reduced the average amount of time it takes to achieve our current average member enrollment rate for each enrollment method at a given client from six months in 2017 to three months in the first quarter of 2019. The reduced enrollment time allows us to deliver value to our members and our clients, as well as to realize revenue three months earlier than previously possible. Our clients who use Livongo for Diabetes and Livongo for Hypertension typically sign one to three year contracts, and pay us on a PPPM basis, beginning when their members start using our services. As a result of the basis on which we charge our clients, rapid member enrollment and continued usage of our solutions are important to our success. We believe the trust we build with our clients and members during their first experience can be leveraged to sell additional solutions needed by our members or others who have not yet used our solutions.

Industry Background and Our Opportunity

Prevalence of Chronic Conditions has Reached Immense Proportions

The prevalence of chronic conditions has reached immense proportions and is expected to continue rapidly growing. As of 2014, approximately 60% of all U.S. adults lived with one or more chronic conditions, and over 40% had two or more chronic conditions. The massive and growing scope of problems associated with chronic conditions has not been limited to the United States. According to the WHO’s Global Health Observatory, in 2016, chronic conditions accounted for approximately 71% of deaths worldwide, or 40.5 million people. In addition to an aging population, increasing rates of obesity, sedentary lifestyles, air and water pollution, and other environmental factors are also expected to increase the prevalence of chronic conditions.

The Rising Costs Associated with Chronic Conditions are Accelerating the Need for New Solutions

It is prohibitively expensive in the current U.S. healthcare system to manage patients with chronic and behavioral health conditions, which in 2014 represented 90% of U.S. healthcare spend. In terms of public insurance, management of chronic conditions comprises an even larger proportion of spending: the National Association of Chronic Disease Directors estimates this cost at approximately $0.96 per dollar for Medicare and $0.83 per dollar for Medicaid. According to a 2018 Milken Institute study, chronic conditions collectively cost the U.S. economy approximately $2.6 trillion in lost economic productivity.

Meanwhile, the number of consumers in the United States that have been able to gain access to healthcare is increasing, but so are out-of-pocket expenses. Over the past five years, the average annual deductible among all covered employees rose by 53% to $1,350. Against this backdrop of increasing costs, there is a paradigm shift occurring in healthcare, in which people are becoming both increasingly informed and increasingly cost-conscious. According to the 2017 Alegeus Healthcare Consumerism Index, 55% of consumers are finding out the price before receiving a medical service, up 15% year-over-year, and 60% are researching physician and facility quality ratings, up 11% year-over-year.

Existing “Solutions” to Treat Chronic Conditions Don’t Work

There is a myth in healthcare that more is better – more devices, more applications, more medications, more physician visits, and more health data. Despite the vast increase in the amount of healthcare data and number of devices, applications, and medications that our system has delivered in recent decades, the epidemic of chronic conditions has only expanded. This is because most existing “solutions” are designed to provide people with generalized information and treatments rather than providing tailored insights to fundamentally empower them to live better and healthier lives.

As one example, today’s standard diabetes and hypertension care plans instruct people to take readings for blood glucose and blood pressure repeatedly with no real feedback to the patient on what the value means or what to do with that value. There are limited personal recommendations, if any. When there are generalized feedback loops, these often occur over large stretches of time with neither nuanced nor personalized messages, and therefore rarely drive behavior changes to improve health outcomes. Furthermore, people today are inundated with many different options to monitor their health, but few are equipped with the necessary tools and knowledge to turn that data into information that they can use to keep themselves healthy on a day-to-day basis.

On the other hand, traditional chronic condition management programs—a collection of initiatives, programs, and innovations intended to increase compliance with treatment decisions—tend to focus on ways of force-fitting people into “solutions” that frequently do not work. For instance, traditional chronic condition management programs often try to increase participation in predesigned care plans by calling at home or at work, reminding people they have a chronic condition, and asking if they need help—a practice with unwanted daily interruptions which can breed shame and guilt. Without the ability to offer an experience that is context-aware or personalized, traditional chronic condition management programs invariably overlook the psychological issues, challenges, and stresses of having a chronic condition.

Rising Consumer Demand for Personalized Healthcare

A study by Prophet and GE Healthcare Camden Group, published in 2016, found that 81% of consumers are unsatisfied with their healthcare experience and the happiest consumers are those who interact with the system the least. This should not come as a surprise. In addition to becoming more cost-conscious, consumers expect more positive experiences and want the same information-rich, personalized, convenient service in healthcare that they find in so many other aspects of their lives—whether getting suggested content from Netflix or receiving reminders from Alexa. They want the tools and information to provide them with the ability to live life seamlessly while effectively managing their health. We believe this trend, in which the informed, connected consumer demands better and more personalized care from the healthcare system, will remain a critical undercurrent that runs far into the future.

Technology Has Already Transformed Nearly Every Industry—and Healthcare is Next

In industry after industry, new disruptors such as Amazon, Netflix, Airbnb, and Uber have used technology to transform the consumer experience. These disruptors deliver services that offer robust data and device platforms working together to deliver satisfying technology experiences—where the consumer is at the center and in control. These experiences are personalized, improve with feedback, and lead to vastly superior consumer experiences. People love the experiences that these companies create. They are empowering experiences, putting the consumer in charge, and leading to natural engagement as users see and feel value.

Healthcare has been resistant to this transformation. One fundamental problem is that the patient is not at the center of the current system and is not treated as the consumer. Patients with multiple chronic conditions receive disaggregated care, resulting in disorganized and confusing treatment plans, often with conflicting guidance. In addition, the lack of transparency coupled with a complicated payor-provider system has continuously overwhelmed consumers and led to poor patient-consumer satisfaction.

Rising healthcare costs have drawn increased scrutiny from consumers demanding higher quality of care at reasonable costs. Furthermore, the ongoing transformation to a value-based care system will rely upon the widespread use of technology in all aspects of healthcare. As a consequence, informed healthcare consumers will help reduce waste in the system by aligning the incentives of both patients and providers, leading to a higher quality of care. We believe this means healthcare is finally ripe for a technology-driven, consumer-first transformation.

Market Opportunity

        We are focused on changing the way chronic conditions are treated. As of 2014, 147 million adults in the United States had a chronic condition and over 40% had two or more chronic conditions. Our initial solution is focused on, and the vast majority of our historical sales have come from, the management of diabetes, one of the fastest-growing chronic conditions in the world. Over 30 million Americans are living with diabetes. The American Diabetes Association, or ADA, estimated that costs associated with diabetes, including reduced productivity, was $327 billion in 2017 in the United States alone. We believe we have demonstrated that diabetes can be managed in a far more effective and cost-efficient way while empowering people to live better, healthier lives. Based on our estimates of the percentage of people receiving healthcare coverage from their employer, the prevalence of diabetes within this subgroup, and our average solution costs, we believe the immediately addressable market size for employees of self- and fully-insured employers with diabetes in the United States is approximately $12.3 billion. Over the longer term we see an additional $15.9 billion opportunity for adults with diabetes receiving healthcare coverage from Medicare or Medicaid.

Other chronic conditions also impose a significant financial cost on the healthcare system and broader economy. According to a 2018 Milken Institute study, chronic conditions collectively cost the U.S. economy $3.7 trillion annually. Approximately $2.6 trillion of this amount represents lost economic productivity in the same year. We offer a solution to address hypertension, or high blood pressure, which currently impacts approximately 76.6 million U.S. adults. Based on our estimates of the prevalence of hypertension among adults in the United States, the percentage of the population receiving health care coverage from employers, Medicare or Medicaid, and our average solutions costs, excluding people who also have diabetes, we believe this represents a $18.5 billion opportunity. As we continue expanding into other chronic conditions with our Livongo for Prediabetes and Weight Management, Livongo for Behavioral Health by myStrength, and other future products, we believe we will be able to serve millions of additional potential members.

The Livongo Solution

Our goal is to eliminate the confusion, complexity, and excessive costs prevalent today in the healthcare industry. Our team of data scientists aggregates health data and information to create actionable, personalized, and timely health recommendations, and we deliver them when people need it most. We empower our members and improve outcomes by leveraging technology-driven solutions, with a human touch.

Our Offerings

We offer an integrated suite of solutions to promote sustainable health behavior change based on easy, real-time data capture supported by intuitive devices; insights driven by data science; and a human touch when the member needs it. Our suite of solutions shares a common product architecture and data structure, and is delivered through a common user interface, multi-channel applications for management, and a cross-condition integrated coaching model. Each solution can be used alone or in conjunction with others and enables members to share results with family, friends, or healthcare providers.

We currently offer the following solutions:

•   Livongo for Diabetes: We serve members with type 1 and type 2 diabetes. This solution offers our members a cellular-connected interactive blood glucose meter, unlimited blood glucose test strips, personalized Health Nudges to support behavior change, digital tools across mobile, web, and email, as well as coaching and monitoring. Additionally, we offer 24x7x365 monitoring, whereby members who have dangerously low or high blood glucose receive a call from one of our in-house Certified Diabetes Educators, or CDEs, within a few minutes, no matter where they are in the world. In 2019, we announced a partnership with Amazon to leverage a HIPAA-compliant Amazon Alexa to power a voice-enabled cellular blood glucose monitoring system, allowing members to easily interact with us via the most natural and personalized communication channel—their voice.

•   Livongo for Hypertension: Members receive a connected blood pressure monitor and cuff which is wireless and transmits data after each measurement to our mobile app. Members are able to review results, get Health Nudges for managing their blood pressure by reminding them to take their medication, follow a healthy eating pattern, be more physically active, and receive coaching and monitoring. Members have access to the same digital toolkit and expert coaching that’s available to them through Livongo for Diabetes. In 2019, we announced a technology partnership with Amazon to leverage Amazon Lex and Amazon Polly to power a voice-enabled cellular blood pressure monitoring system.

•   Livongo for Prediabetes and Weight Management: Members who are at risk for developing diabetes or are overweight are offered a combination of a cellular-connected weight scale, a rich mobile experience that includes health education curricula and content, personalized coaching by registered dieticians and exercise physiologists, group classes, and online communities to encourage healthy eating and exercise habits. We acquired the technology underlying this solution in 2018.

•   Livongo for Behavioral Health by myStrength: This solution uses a digital-first approach to delivering evidence-based interventions including cognitive behavioral therapy, acceptance and commitment therapy, positive psychology, mindfulness, and motivational interviewing to help resolve clinical conditions, build resiliency, manage stress, improve mood, sleep better, or simply find daily inspiration. In February 2019, we acquired myStrength and are in the process of integrating the myStrength solution into our solution suite.

Product Architecture

A Whole Person Experience Across Chronic Conditions

While our initial success has been in diabetes, we focus on empowering the whole person. This means expanding our offering to multiple chronic conditions, allowing people to focus on living their life, rather than being defined by their conditions. Approximately 70% of U.S. adults living with a chronic condition have more than one. All of Livongo’s members’ chronic condition management data feeds into the Livongo cloud, and from there can be integrated and interpreted holistically in order for us to recommend the next overall best health action across chronic conditions.

Multi-Channel to Meet Members Where They Are

We aim to fit into our members’ lives in the most natural way possible. Our Livongo for Diabetes members are technologically and economically diverse and average 53 years of age. With this in mind, we designed our platform to be flexible and engage a member through whichever interfaces they most prefer—blood glucose meter, mobile app, web, digital voice, phone, email, or text message—for the task at hand. Members seamlessly move across surfaces as they use Livongo to support different aspects of chronic condition management. The experience is designed to be easy, and does not require our members to get special training, education, or member service to use our solutions.

Devices to Enable Real-time, Real-world Connectivity

We deliver smart devices to members that are designed to seamlessly connect to the Livongo cloud platform. This is important for two reasons: first, to ensure consistent access to real-time, high quality clinical-grade data, often coming from medical devices such as our blood glucose meter and our blood pressure monitor; and second, so that we can instantly provide in-the-moment timely feedback. Our blood glucose meter, for example, has an interactive touch screen that makes it possible for members to receive instant blood glucose response messages that are based on clinical guidelines, as well as more strategic long-term health advice through Health Nudges.

Health Nudges: Technology for Health Behavior Change

Health Nudges are small, readily accessible interventions, which can include hundreds of different behavior or lifestyle adjustments that can alter clinical outcomes for people with a chronic condition, such as diet advice, medication information, or suggestions for increases in physical activity. These personalized messages are delivered to members on the basis of patterns of data that we interpret. The objective is to support healthy behavior change, and incorporate feedback loops in order to optimize for the most effective messages and offers to support adoption and usage, followed by clinical outcomes improvement. We use machine learning to power the optimal selection of Health Nudges for each individual.

Coordinated Clinical Care

Our members choose with whom they share their data. This includes timely and appropriate sharing with our own coaching team, as well as our members’ own healthcare providers. We provide member-generated and on-demand reports that can be sent to healthcare providers over email, fax, or through the providers’ electronic health records system.

Mobile	Desktop	Physician Reporting

Our Engine—AI+AI

Our AI+AI engine is at the heart of our platform. The more our members use one of our solutions, the more data they generate for our engine, which allows our feedback loop to grow more powerful for all members. In addition, we aggregate dozens of other data sets and combine them, so that we can go on to interpret and extract the drivers of behavior change on a personal member-by-member level, just like an Amazon or Netflix experience, and use that information to deliver a more personalized experience. As the number of members using our solutions and sources of data we collect and aggregate on our platform have grown, the number of data points feeding into our engine has rapidly expanded from over 23 million in 2016 to over 106 million in 2018. For the three months ended March 31, 2019 alone, we collected over 31 million data points. This data is a powerful input for our AI+AI engine and as it grows we believe it will improve performance of our solutions, including coaching and Health Nudges, and enrollment rates.

As demonstrated by the example diagram below, our AI+AI engine is designed to continuously optimize the member experience. Just as importantly, the learnings from a particular member’s AI+AI loop can help inform how to improve another member’s experience. This allows the engine to grow more powerful, smart and efficient over time for all Livongo members.

We are increasingly using our AI+AI engine to create a competitive advantage in the following ways:

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Optimizing Enrollment: We leverage our AI+AI engine for the enrollment process to ensure rapid onboarding of new clients and efficient enrollment of new members. Individuals receive a mix of email, direct mailer, and company communications depending on the enrollment method selected by their employer explaining our offerings and instructions on how to enroll. We tailor the form of communication and messaging used based on information we learn and test through our AI+AI engine.

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Welcome Kit and Onboarding: Each new member then receives a Welcome Kit. We iterate on aspects such as packaging design, unboxing experience, quick start instructions, and member support in order to minimize the time to first use. In the case of a member with diabetes, this kit includes an already-charged, already-personalized, cellular and wirelessly updateable blood glucose meter, a charger, test strips, a lancing device, lancets, and a “getting started guide” for our solution. Everything, including the devices and unlimited testing supplies, is sent cost free to the member. Livongo measures key performance indicators associated with onboarding including the time from Welcome Kit receipt to first device usage.

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Personalized Feedback and Health Nudges: Once a member starts using our hypertension and/or diabetes offering, he or she immediately gains access to the Applied Health Signals (personalized feedback, Health Nudges and digital tools) that are driven by our AI+AI engine. For example, if we identify that a member has not been checking their blood glucose in the mornings, we can send a Health Nudge that encourages the member to check before breakfast in order to better understand overnight patterns. We provide this feedback through the member’s optimal communication channel, which could be the blood glucose meter, mobile app, web, digital voice, phone, email, or text message.

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Remote Monitoring and Coaching: This includes live rapid 24x7x365 response calls, personalized coaching, and warm transfers to appropriate care teams where needed, including connecting members to their pharmacists to seek medication optimization. Our remote monitoring serves as a safety net for our members. We closely track the categories of inquiries, the guidance provided, and the clinical impact of the coaching that is delivered. This information is fed back to our AI+AI engine in order to enhance our digital coaching tools, as well as to optimize the deployment of our expert coaches.

Our AI+AI Engine Drives Member Experience

We are transforming the experience of living with a chronic condition. To do this, we have had to reimagine the member onboarding process, the physical devices, the digital feedback, the automatic delivery of supplies, and the coaching experience. Members who sign up for our solution benefit from several impactful features of our platform. They receive our intuitive and consumer-friendly devices, have access to 24x7x365 monitoring, and receive information about their chronic condition and how to best manage it conveniently and on their own terms.

The Member Journey

ENROLLMENT Launch Quickly in 3 Steps: Identification, Insurance Verification & Steamlined Member Communication We support the whole person from the very beginning with welcome kits & unlimited free test strips. ON BOARDING COACHING We use advanced data science to prompt members to take action when it's most likely to have clinical impact. Livongo connects with clinical coaches, physician, nurses, and provider networks to build a complete picture. LEARNING OPTIMIZATION Our partnerships with health systems and plans let us securely update medical recommendations in real-time.

Optimizing Enrollment

Our solution is available to members as a covered benefit. Once we are contracted with a new client, we work with that client to identify the full population that is eligible to enroll in our solutions. We then use a variety of personalized and targeted marketing vehicles to notify potential members of their eligibility to enroll in the solution and encourage them to sign up, typically through a tailored combination of enrollment methods, which include email, direct mail, and company communications. We have extensive experience targeting and onboarding members, and we leverage our AI+AI engine to test and iterate messaging and channels in order to drive increasing results. For example, when we have supplemented our outreach efforts with email, we have experienced a year-over-year increase of 38% in average enrollment rates for Livongo for Diabetes from 2017 to 2018, and when using direct mail outreach, we have experienced a year-over-year increase of 13% in average enrollment rates for the same period. We have also seen a 39% year-over-year increase in average enrollment rates for Livongo for Diabetes when using workplace communication channels to distribute information about our solution for the same period. We continue to spend significant time and effort improving the technology infrastructure of our enrollment process with automated features including pre-populating member and payor eligibility information to ensure that the member enrollment experience is frictionless, quick, and simple.

Multi-Channel, Member-Centered Approach	AI+AI Approach to Marketing Tests
Email

Direct Mail

              Workplace Communications

Multi-channel, Member-centered Approach Email A New Approach Direct Mail AI+AI Approach to Marketing Tests 34% 47% +38% YOY 2017 2018 Enrollment Rates Optimal Outreach 31% 35% +13% YOY 2017 2018 Enrollment Rates Limited Outreach 23% 32% +39% YOY 2017, 2018 Enrollment Rates Very Limited Outreach Workplace Communications Livongo New Diabetes Health Benefit at No Cost to You for Employees/Dependents in HSA Gold or PPO Gold. Learn More and Join Today. register.livongo.com/GENERALMILLS Registration Code: GENERALMILLS Join Livongo and get a free meter and unlimited test strips.

Welcome Kit and Onboarding

        After a member enrolls in our Livongo for Diabetes or Livongo for Hypertension solutions, we send them a Welcome Kit for the conditions he or she chose. We have carefully and iteratively designed a positive “unboxing experience” including the design of the packaging, the layout of the components within the box, as well as the instructional materials. For Livongo for Diabetes, for example, we include our already-charged, already personalized, cellular and wirelessly updateable blood glucose meter, a charger, test strips, a lancing device and lancets to encourage them to start checking their blood glucose right away. With no member setup or activation required, the member can immediately perform their first blood glucose check and be immediately connected to the Livongo platform. In the same top tray of the packaging, we’ve included the charging cable, whose presence informs a member that the device is rechargeable, and doesn’t require batteries. We have found that the quality of this unboxing experience resonates with members, and conveys a sense of quality and caring, which encourages an ongoing relationship.

We then take members through an onboarding journey, which progressively educates members on the features and benefits of our solution. This includes instructions on how a member can configure the solution to best meet their needs, including communication preferences, alert management and notification ranges, and care coordination contacts. Ongoing communications are also tailored by member segment, and staged by their journey in the Livongo solution so that they are receiving the right message at the right time.

Personalized Feedback and Health Nudges

Our devices provide much more than a tool for checking health statistics. They deliver personalized, actionable, and timely information, to members at their moment of interaction, in order to drive behavior changes to improve health outcomes. For example, at each blood glucose check, members enrolled in Livongo for Diabetes receive real-time feedback and coaching, like advice on how to correct for low blood glucose. Today we have over three thousand unique responsive messages that take into account multiple factors beyond a blood glucose value, including medication, food intake, timing, and member-reported metrics, so that we can deliver a clinically-appropriate personalized response.

Members may also receive a Health Nudge, which is based on longer-term data patterns as well as information synthesized from a wide range of sources. Examples include reminding members to more consistently check their blood glucose before a meal, in order to develop a better understanding of their fasting blood glucose. Over time, members learn about the relationships between their blood glucose patterns and their behavior and habits.

See your history, spot your trends Great job! You checked 5+ times in the last 2 weeks. The Livongo mobile app displays (beautifully, we might add) your trends and history. Want to take a peek? Not right now That'd be great

We use machine learning and reinforcement learning algorithms to address multiple different facets of a member when Health Nudges are assigned. The data that feeds these algorithms includes clinical status, behavior patterns, checking patterns, and how long a member has been enrolled in the solution. We have delivered over two million Health Nudges to date, and we have seen early success as the system continues to learn and optimize its approach to engagement for behavior change. For example, over 40% of our members who received a Health Nudge changed their behavior in response to a suggestion that they complete a blood glucose check before breakfast.

Remote Monitoring and Coaching

Real-time, cellular-based transmission of blood glucose readings also enables 24x7x365 remote monitoring. Members choose their own monitoring parameters, such as determining the blood glucose level that triggers an alert, and how and to whom alerts are sent, including to family and caregivers. In the case of acute situations, when members experience dangerous out-of-range blood glucose readings, our monitoring team will call the member within minutes to assess their situation and provide instant coaching and assistance to suggest steps to return the member to target range. These real-time interventions can play a critical role in preventing costly medical events such as emergency room visits or hospital admissions.

        Additionally, we employ a team of CDEs, a designation which requires healthcare licensure, such as Registered Nurses, Registered Dietitians, Social Workers, Behavioral Psychologists, and extensive additional training and certification. Our CDEs interact with our members via phone, video call, or email (per member preference) to troubleshoot less acute, but still complex, problems. Our CDEs empower our members to make small changes to help improve their health over the long term. For example, if a member is consistently having the same issue with a medication, our CDEs can encourage him or her to adjust the time he or she is taking that medication and thus avoid potentially more serious acute events.

We noticed that one of our Members, a college student, had a very low blood sugar reading of 34 at 3am. We called and helped him manage through the episode. Until we called, his only option was 911 and we avoided the embarrassment and cost of the call. He later said, "I realized you were not in the software business but in the business of making sure people don't feel alone anymore." That was the first Livongo moment for the student and our Founder's son, Sam. Kendall Brooks, RD CDE

All members of our coaching and monitoring teams are direct U.S.-based employees. They are professionals with specialty training in their area of focus and work full-time from their home offices. Every one of our members receives individualized digital feedback, and where appropriate we supplement this with live, human-powered coaching. Our AI+AI engine helps drive significant efficiency in our coaching and monitoring programs.

Medication Optimization with Healthcare Providers

Medication is a significant determinant of success in managing chronic conditions, and yet many patients do not take medication as prescribed. In 2018, we began to partner with some of our clients to offer a program that enables our members with diabetes to receive free generic medications when they meet a minimum checking commitment. For example, in some agreements, clients waive monthly diabetes medication co-pays if members check their glucose at least five times on their Livongo blood glucose meter in the preceding month. This both lowers cost barriers to medications for our members, while also encouraging increased self-monitoring engagement. The early results are notable: significantly more members refilled a prescription for their diabetes medications in the first 90 days in this medication optimization program.

1 Enroll in Livongo 2 Check your blood glucose on your Livongo meter at least 5 times in a month 3 Receive your generic diabetes medication free the next month

Removing Barriers to Care

In addition to providing real-time support when it is most needed, we designed our solution to minimize barriers to care. Our Livongo for Diabetes members are provided test strips, a lancing device and lancets, which are automatically sent and delivered to their home. This removes the inconvenience and cost of managing supplies, which are a constant concern for people with diabetes. Our platform automatically tracks the utilization of test strips and proactively sends timely refills.

We empower members to have continuity and coordination with other caregivers, such as family members, or healthcare providers. For example, members can enable push notifications for blood glucose checks so that caregivers can monitor remotely. Importantly, all checking, logging, and coaching data is captured in a Health Summary Report that can be shared electronically with physician clinics. We also offer automated and timely data delivery via industry standards such as Fast Healthcare Interoperability Resources ensuring it can integrate with any electronic health records system.

Order Supplies You have access to free unlimited test strips. Get more test strips.

Addressing the Whole Person

We focus on empowering the whole person to live a better and healthier life. As of 2014, approximately 70% of U.S. adults living with a chronic condition were managing two or more chronic conditions. We realized that in order to help people be healthy and happy, and to achieve cost savings critically important to our clients, we need to address all of the chronic conditions a person is dealing with. We lead the market by offering not just a single point solution for diabetes, but also addressing the broader related set of clinical needs in hypertension, prediabetes and weight management, and behavioral health. For example, if a member in our diabetes solution is diagnosed with hypertension, and enrolls in Livongo for Hypertension, the member will receive a cellular-

connected blood pressure monitor. This monitor seamlessly syncs with the Livongo app, coordinating across both of the member’s conditions to provide real-time feedback and guidance for members based on their blood pressure readings. Just as with our connected blood glucose meter, members receive advice on how to understand their readings, an assessment of how they’re doing, and lessons that equip members with knowledge of what they can do to better self-manage their condition.

Livongo Connected Devices

Our whole person approach to providing care is not just reflected in breadth of conditions managed, but in the integration of care across multiple conditions through multiple modalities into one unified experience. All member data is aggregated in the Livongo cloud. Members can see and track progress across all their conditions in our mobile app. Key information for each condition is summarized, while reminders, challenges, and lessons are prioritized for display when needed. For example, when a member with diabetes checks his or her blood glucose via a Livongo connected blood glucose meter, the member receives a Health Nudge that empowers that member to manage their condition right at the time of natural engagement. Consistent with caring for the whole person, we also deploy a variety of behavior change interventions in areas such as activity tracking and nutrition challenges to improve members’ overall health. These intervention areas, while not always unique to a given condition such as diabetes or hypertension, are often closely linked to them, so small incremental improvements in these areas can drive meaningful outcomes. And, our coaching team has a full view of all of the member clinical and behavior data required in order to provide highly personalized cross-condition coaching support.

As part of our continued innovation of our members’ experience, in 2019, we announced a technology partnership with Amazon to leverage a HIPAA-compliant Amazon Alexa Skills Kit to power our voice-enabled cellular blood glucose monitoring system. HIPAA compliance is important to our members to ensure their information is being managed securely and privately. For example, you will be able to ask Alexa your most recent blood glucose value or trend. In addition, we announced a technology partnership to leverage Amazon Lex and Amazon Polly to power our voice-enabled cellular blood pressure monitoring system. Our Livongo for Hypertension voice experience will provide eligible participating members the ability to easily interact with Livongo using the most natural, convenient, and personalized communication channel—their voice. For example, when a member completes a blood pressure measurement and receives a high blood pressure reading, they might hear a voice Health Nudge recommending they modify their nutrition plan to lower their sodium intake.

Representative Member Experience

Our solutions are employed by our members in a variety of ways. We have no single or typical member experience, as our solutions are highly personalized for each individual member. Below we have outlined a representative member use case that provides medication affordability for a person with diabetes.

Problem Statement: A member has diabetes and is struggling to pay for their medications to stay healthy.

Livongo’s AI+AI Solution: We can provide an AI+AI solution for a member who is working for a client with a program to waive co-payments for specific medications for their employees if the member performs certain health-related activities, such as measuring their blood glucose regularly using the Livongo for Diabetes solution.

So in this case, we Aggregate the data that tells us which medications are in that $0 co-pay program and the criteria to be eligible for the program. We combine that data with eligibility, formulary, current medications, pharmacy claims (to understand what conditions the member has and which medications they are using to manage their condition(s)), and their ongoing blood glucose data (from their Livongo blood glucose meter).

We Interpret that data and create clear Health Signals that tell us that a specific member intermittently fills their prescription and is not achieving optimal blood glucose readings.

As part of a live coaching session, a Livongo coach Applies these Health Signals by introducing the $0 co-pay opportunity to the member, and offers to connect the member to a pharmacist to enroll in a 90 day refill mail delivery program. The member uses the Livongo blood glucose meter consistently over the next month and they are then eligible for their $0 co-pay medication.

We pass this eligibility information and blood glucose values back into our AI+AI engine, ensuring that the member’s next refill is a $0 co-pay, observe that the member’s blood glucose readings are stabilizing, and Iterate the next coaching session content to congratulate and encourage the member to keep up their great progress.

In doing this, we reduce the costliness of healthcare for the member and client, while also helping them achieve their health goals.

Our Competitive Advantage

Our competitive success is driven by our ability to provide superior solutions and a strong value proposition for all stakeholders in the member’s health journey.

We Provide Meaningful Value to Our Members

We put members at the center of our design and have redefined the entire experience, reducing the confusion, complexity, and cost of having a chronic condition and ensuring members are never alone in their experience. This is why:

•	Members Love The Experience We Create

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Satisfaction: Our members invite us into their lives, and we make sure they are happy with us. We believe our members love our solutions as evidenced by our average member NPS of +64 and through our countless member testimonials.

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Ease of Use: The entire Livongo user experience is simpler and easier. Our devices are designed to be intuitive and easy to use out of the box, regardless of the user’s age or condition. The data is automatically captured and can easily be shared with our coaching and monitoring teams. We have built a flexible architecture that enables integration with third-party devices to share data with Livongo, such as Abbott’s FreeStyle Libre Pro System and Apple Watch.

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Member Empowerment: We recognize the importance of empowering consumers and believe that when our members have access to quality information and tools, they are more likely and capable of achieving and sustaining better health. Our solutions empower members to manage their conditions through consistent, impactful interactions. On average, our members with diabetes interact with our solution over 250 times a year. These interactions empower members to track their progress, see measurable results and achieve improved health.

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Empathy: Our members are never alone. Our 24x7x365 monitoring ensures that our members have support, especially when they are at their most vulnerable. Members are also able to designate family members and friends to receive real-time updates on their results and status, empowering their support system with actionable insights and information.

•	We Make Members Healthier

•	Digital Coaching Every Time a Member Interacts with Our Solutions: Each time a member checks their blood glucose level or blood pressure or weight, we give real-time feedback to that member.

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On-Demand Coaching: As members with chronic conditions are consistently managing their conditions outside of the healthcare system, our Livongo-employed coaches, operating in the United States, can be a vital and reliable resource in helping our members on their care journey.

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Integrated Experience; Whole Person Solutions: We understand that for some members, treating one health condition may be insufficient, as our members often face more than one chronic condition. Due to the additional challenges of treating multiple chronic conditions, we have created our platform to be flexible and comprehensive to treat the unique needs of these members. We will deliver the Livongo experience across multiple chronic conditions to address the whole person through one integrated interface, which we expect will result in improved health outcomes for our members.

•	We Save Members Money

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Cost Management: We save members money. For example, members enrolled in our Livongo for Diabetes solution receive cellular and wirelessly updateable blood glucose meter, a charger, test strips, a lancing device and lancets, unlimited coaching, and see a reduction in the need for office visits. We also work with clients to enable medication cost-reduction programs.

We Provide Measurable Value to Our Clients

Our clients want their employees and dependents to be healthy. They want programs that people will opt-in to, in significant numbers, that they will like and not complain to the benefits or support team about, and that are budget neutral or will save them money. We address each of their concerns:

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Client and Member Satisfaction: Members see real value in our programs, as explained above, and we can prove that with our average member NPS of +64. Furthermore, we have a well-developed account management client success function, which provides support throughout the client lifecycle.

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High Quality Care for Members: Our clients care about their members and want them to be healthy, working and productive. Health benefits have become increasingly important in recruiting and retaining employees. And employers understand this. We are empowering our clients’ members to live more fulfilled lives with better health outcomes, as demonstrated in our clinical outcomes, through access to industry-leading chronic care management technologies and solutions. PBMs and health plans see this as an opportunity to add value for their clients.

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Strong Cost Management, Savings, and ROI: Healthcare costs are escalating and employers are looking for ways to manage them and save money where possible. We design every solution with a clear path to clinical and financial returns for our clients. For Livongo for Diabetes, our longest standing solution, we are able to show an ROI in the first year of use. Importantly, we measure our solutions’ impact on medical spending with a difference-in-difference analysis. Among qualifying clients who make data available to us, we compare member spending on medical claims from the last twelve months against corresponding data from the twelve month period prior to the launch of Livongo. This allows us to compare spending by members before and after they began using Livongo for Diabetes. We then average the difference in costs across these clients, enabling us to calculate changes in total medical spend, the costs of avoidable ER visits, the total medical savings PPPM, and in diabetes-related spending across our clients. Key outcomes include an average 22% reduction in total medical spending, an average 26% reduction in avoidable ER costs, average client savings of $129 PPPM and an average 20% diabetes-related savings. On average, clients see a 3.7 times ROI after one year.

AVERAGE OUTCOMES MEDICAL SPEND REDUCTION 22% AVOIDABLE ER VISITS DOWN 2&%TOTAL MEDICAL SAVINGS ($PPPM) $129 DIABETES RELATED SAVINGS 20%

AVERAGE OUTCOMES 20% Medical Spend Reduction (ranges from 6-44%) 31% Avoidable ER Visit Reduction (ranges from 9-53%) $108 PPPM Savings (ranges from 40-201) 33% Diabetes Related Savings (ranges from 11-59%)

For our Livongo for Pre-Diabetes and Weight Management members, we are able to show weight loss in their first year of using our solution. To calculate member weight loss, we compare the starting weight for members at the time of enrollment against their weight after twelve months of using Livongo for Pre-Diabetes and Weight Management. As of December 1, 2018, the average decrease in weight for members who had been using our solution for twelve months was 7.32%.

For our Livongo for Behavioral Health by myStrength members, we track individual ratings on the Depression Anxiety Stress Scale, or DASS. For members above the baseline DASS, we regularly compare their starting DASS at the time of enrollment against their DASS over time. We adjust our results to only take into account changes in excess of a standard error of difference. We have monitored the DASS of our members since May 1, 2011, and as of March 31, 2019, 55% of all members of our Livongo for Behavioral Health by myStrength solution showed clinical improvement.

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Source of Innovation and Increased Revenue: PBMs and health services/payors comprise an important distribution channel for us, as well as an important client (buyer). They face a number of challenges that our solutions help address:

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They are facing an innovation imperative from their own clients, who are demanding that they bring them new solutions that will help them stem increases in healthcare costs. With that imperative, our PBM and health services/payor clients look to partner with us to demonstrate innovation. Importantly, that innovation cannot be “one-off” or disconnected, but must be integrated into their overall offering.

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PBMs and health services/payors need to continually find ways to boost their top and bottom line. We provide a new source of revenue and additional value. We contract with PBM partners as resellers of our solutions. Additionally, for Medicare Health Plans, our solutions drive meaningful improved health outcomes and member satisfaction, closing gaps in care and thereby influencing Healthcare Effectiveness Data and Information Set and star ratings, which can materially increase reimbursement to these plans.

We Provide Meaningful Value to Healthcare Providers

•	Providers Love Us

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Physicians want to do good, and we make that easier. We integrate into their workflow and make it easier for them to do their job, by providing high quality data that enables them to focus on the issues that matter.

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We extend providers’ reach, giving them access to and connection with the member’s chronic condition management experience beyond the doctor’s office and healthcare setting. People with diabetes or other chronic conditions typically access the healthcare system for physician visits and check-ups, but this represents less than 0.1% of the time in their lives with chronic conditions – over 99.9% of the time, they have to manage the condition on their own.

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Physicians should be enabled to spend their limited time on patients who need them most. We help prevent provider burnout and increase work satisfaction by directing the right people to see their provider. Also, with remote monitoring, physicians can know in advance who will really benefit from being seen and can focus on getting those people in the door, thereby optimizing outcomes and revenue.

•	Clinical Improvement

•	Actionable data and insights into patients’ experience: Our platform synthesizes a wide range of data signals into an easily-interpretable physician’s report that is aligned with physicians’ existing workflows and can be integrated into their existing practice management and electronic health record systems. These insights help physicians make timely changes to medications and also close gaps in care.

•	Cost Management

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Efficiency: As physicians are increasingly limited in the time available to see patients, better and more accessible data regarding chronic conditions makes it possible for them to focus on the highest priority issues that a patient faces.

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Value-based care and pay for performance savings: Physicians are increasingly held accountable for outcomes, and outcomes for people with chronic conditions are increasingly determined outside the confines of the clinic. We improve outcomes, and reduce cost, and thereby drive increased financial value.

We Have Purpose-Built Our Products to Support Our Attractive Business Model

A large percentage of people with chronic conditions have them for life. Our model builds a long-term relationship with our members and our clients by delivering increasing value over time. We currently experience very low member and client churn, in part due to this model.

We have also invested substantially in the strength and durability of our model, on an individual level, by being there 24x7x365 with experienced, informed, and empathic people who provide assistance as needed. This builds strong trust with our members, and also with our clients, where we invest in deeply integrated systems and consistent, relationship-based service, to sustain long-term bonds that go beyond the contracts we sign, as evidenced by our dollar-based net expansion rate of 113.8% as of December 31, 2018. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Performance—Product Intensity and Enrollment Impacts our Performance” for additional information.

We have Several Differentiated Features that Help Us Succeed

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Products whose performance improves over time: Our solutions deliver better and stronger results over time as we learn more about a member’s own specific health needs and can make recommendations on the basis of a member’s own data. This value enhancement occurs at the member and population level, such that for clients, financial outcomes often improve over time as well.

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Suite of services to address the whole person: Beginning with our Livongo for Diabetes solution, we have driven significant, measurable outcomes for our clients and have become a trusted platform to help manage their member populations with chronic conditions. This presents a significant opportunity for us to not only capture more members onto our platform, but also to upsell additional new products and manage all chronic conditions for our clients.

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Recurring revenue business model: We have aligned the incentives of each stakeholder in the member’s health journey by designing our solutions with a clear path for clinical and financial outcomes. As a result, we have developed a highly recurring and predictable business model that results in low churn, as demonstrated by our client retention rate of 95.9% for the year ended December 31, 2018. Additionally, we have significant opportunity to grow our business with our existing clients through increased enrollment (product intensity) and the sale of additional solutions to these clients (product density); approximately 5% of our clients currently have more than one of our solutions, which demonstrates the significant white space available for us.

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Differentiated go-to-market strategy: We have developed a go-to-market approach that allows us to roll out our platform to thousands of members in a short time and to launch multiple clients quickly. We work with our clients to access claims data and, using our AI+AI engine, we can identify potential members who are diagnosed with a relevant condition. We work within our clients’ existing benefits teams to quickly enroll members in our solutions. We have aligned our incentives with those of our clients by only charging on a PPPM basis. We believe that the significant benefits of our platform are evidenced by the fact that we count over 20% of the 2018 Fortune 500 companies amongst our current clients.

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Strong relationships with influencers and resellers: We have invested in and benefit greatly from a strong network of influencer and reseller relationships. Our influencer partners, who are trusted advisors to client’s benefits buying decisions, help to greatly increase our visibility to clients and provide meaningful third-party validation of the benefits of our services. Our channel partner clients (such as Express Scripts and CVS Health) provide an additional distribution channel whereby we may capture new clients through existing relationships.

We Have Built a Secure and Scalable Technology Platform Driven by Our AI+AI Engine:

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Cloud-based technology architecture built for growth: We have built a highly scalable enterprise solution with the functionality to manage multiple solutions serving millions of members, and to grow with our clients as they expand their operations.

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Highly secure platform: Our technology infrastructure has been built within the public cloud with significant standards-based integrations (for example with Fast Healthcare Interoperability Resources) and are fully compliant with all regulatory policies. We have received all necessary certifications including SOC 2 certification and are in compliance with the numerous U.S. state and federal laws and regulations related to the privacy and security of personal health information.

•	Robust integrations: Our platform ingests, processes, and stores data from a wide range of sources, at scale, including medical and pharmacy claims and eligibility files.

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Powerful platform built on continuous improvement: Our AI+AI engine is powered by data science that allows continual aggregation, interpretation, application and iteration of large sets of real-time data. We believe that this engine continuously optimizes our processes which drives a more powerful, smarter solution to our members

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Platform to manage whole person experience: Our solutions are built upon our AI+AI engine and address multiple chronic conditions. Due to extensive comorbidities in chronic populations, our robust platform allows us to introduce new solution sets for our clients and to better address the needs of our members.

We Are Passionate About Improving the Experience in Healthcare

Our team has decades of collective experience across every facet of the healthcare and consumer industries. We operate in a heavily regulated industry where expertise in these sectors is critical to our success. More importantly, our passion is deeply personal, almost half of Livongo’s employees have a chronic condition. We build our solutions with empathy because we understand these issues personally.

How We Plan to Empower More Lives

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Increase Member Enrollment within Existing Clients (Product Intensity). At the end of twelve months, our average enrollment rate for Livongo for Diabetes clients who launched enrollment in 2018 is 34% of the total recruitable individuals at a client. The average enrollment rate after twelve months for the same cohort of fully optimized clients is over 47%. We have a significant opportunity at our existing clients to reach higher enrollment rates, particularly when we are able to obtain email access to prospective members. We recently entered into an agreement with one of our channel partners that allows us to access all available emails from our joint clients, which provides us another pathway for member outreach and increased enrollment.

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Offer Additional Solutions that Expand Share of Wallet with Existing Clients (Product Density). We believe we are underpenetrated within our existing client base. Our client base of 679 organizations as of March 31, 2019 represents a significant growth opportunity for us. The vast majority of our clients’ members use Livongo for Diabetes. We have a significant opportunity with those clients to offer our Livongo for Hypertension, Livongo for Prediabetes and Weight Management, and Livongo for

Behavioral Health by myStrength solutions. For members who have more than one chronic condition that is covered by the Livongo suite of solutions, we can cross-sell in order to enhance the member experience, improve clinical results, and also increase our revenue per user. Benefits accrue to clients who have multiple Livongo solutions, as they can achieve higher returns on their investments in Livongo, thanks to both the increase in the size of the population using Livongo solutions, as well as the deeper clinical improvement and cost savings opportunities that come from the whole person approach.

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Expand Client Base. We believe that our market remains underpenetrated. We will continue to invest in our direct sales and marketing efforts and our channel partners to continue to acquire new clients, including employers, health plans, and government entities. We also believe there is significant potential for growth in other markets, including Medicare, which has approximately 42 million Medicare beneficiaries with a 30% prevalence of diabetes, fully-insured employers, which have approximately 58 million employees and dependents with a 9% prevalence of diabetes, self-insured employers, which have approximately 99 million employees and dependents with a 9% prevalence of diabetes, and Medicaid, which has approximately 64 million Medicaid beneficiaries with a 8% prevalence of diabetes. We expect to continue to invest in expanding our client base within these markets.

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Continue to Grow the Capabilities of Our Platform. We constantly improve our platform and existing solutions. As we increase membership and generate new data from each of those members using our platform, our AI+AI engine continues to improve. This helps us deliver more effective solutions to our members, onboard new members more efficiently, grow our penetration at any given client, and improve the features of our solutions, as well as accelerate the development and delivery of new products to the market.

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Continued Business Development. We will continue to organically build new solutions and, where appropriate, execute on acquisitions and partnerships, to rapidly expand to other chronic conditions and help our members live better and healthier lives.

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Expand Internationally. Chronic condition management is a global issue and many of our large self-insured employer clients have populations abroad. Despite different healthcare systems, we believe our solutions are well suited for people living with chronic conditions around the globe, and we view this as a large longer-term opportunity.

Clinical Outcomes and Studies

The Livongo platform has multiple solutions that target different chronic conditions, which is fundamental to our focus on the whole person. Our initial focus has been on diabetes because that is a condition in which we believe there is the most opportunity to make a meaningful impact, and improve healthcare outcomes and lower costs. It is also a condition which is associated with multiple different comorbidities, each of which represents a significant health and economic burden.

Livongo for Behavioral Health Without myStrength by Livongo, I would do the same thing I was doing for years-bottling (it) up inside and having emotional breakdowns, if not a nervous breakdown, when it got to be too much, I'd end up in a hospital. Living on the Go College Student

The majority of our end-users are individuals with type 2 diabetes. Most people with type 2 diabetes are diagnosed after age 45 and have at least two co-existing chronic conditions. Taylor & Francis conducted a study in 2016 using Quintiles Electronic Medical Record database, which examined 1.4 million eligible individuals living with type 2 diabetes and found 98% of these individuals had at least one comorbid condition in addition to type 2 diabetes and 89% had at least two. The most common chronic conditions in people living with type 2 diabetes included hypertension (73.6%), overweight/obesity (87.5%), hyperlipidemia (75.2%), chronic kidney disease (36.5%), and cardiovascular disease (32.2%).

Typically, the health of people with type 2 diabetes is managed by a primary care physician, although few may also be seen by an endocrinologist. On average, people with type 2 diabetes see a physician more than five times per year. While there are a number of metrics that physicians use to track the health of these patients, the most common is hemoglobin A1c, or HbA1c, which measures the average 90 day glycemic (blood glucose) control in red blood cells. Clinical guidelines published by the ADA suggest that a reasonable HbA1c target for many non-pregnant adults is less than 7%, or 154 milligrams per deciliter. A higher HbA1c has been associated with increased health risk and associated costs. The ADA estimates that annual healthcare costs for a person with diabetes costs an average $16,750 compared to $7,151 for a healthy individual. Research from the BMJ also suggests that a 1% reduction in HbA1c levels leads to a 21% reduction in death from diabetes, 14% reduction in heart attacks and 43% reduction in peripheral vascular disease. Monitoring HbA1c levels is typically done through routine blood work in a clinical laboratory with a physician order. Treatment can involve a range of therapies, the most common of which are lifestyle management such as nutrition, physical activity and medication. Physicians will also employ various strategies to manage diabetes-associated comorbidities.

We believe that we provide significant, meaningful improvements in the measurable clinical outcomes of our members.

Peer-reviewed case study demonstrates improved blood glucose control (as measured by HbA1c) and associated cost savings for Livongo for Diabetes members

A scientific study presented at the 77th Annual ADA Scientific Sessions showed that Livongo improved HbA1c and drove cost savings for two large self-insured employers. This was a retrospective difference-in-difference cohort analysis across 3,474 members enrolled in Livongo for Diabetes and 12,065 non-Livongo users with diabetes, leveraging eligibility data, enrollment, population demographics, blood glucose values, and medical claims. The self-reported starting HbA1c was 7.8%. For the Livongo for Diabetes members, this decreased to 7.1% at three months after enrollment and was maintained at 6.9% at 12 months after enrollment. In addition, Livongo demonstrated a 5.8% reduction in medical spend in the Livongo member group, compared to the control group, totaling an average client savings of $83 PPPM in 2017 in this study. HbA1c is a clinical metric that reflects blood glucose control over the past three months. The ADA recommends a blood glucose level of 7.0% or lower. Every one percentage point reduction in an elevated HbA1c is associated with a savings of $110 PPPM.

Peer-reviewed study showed use of Livongo for Diabetes reduced medical costs by 21.9% and that each one day increase in membership was associated with a 0.11% reduction in medical spending

The Journal of Medical Economics published results on the use of the Livongo for Diabetes solution. The study objective was to investigate the financial impact of the Livongo diabetes management program using medical claims and real time blood glucose data. This was a retrospective multivariate, difference-in-difference cohort analysis and instrumental variables regression modeling that compared 2,261 people on our platform with 8,741 matched individuals with diabetes not on our platform. The results showed that people in this study using Livongo reduced their medical spend by 21.9%, the equivalent of $88 PPPM in 2018, including a 10.7% reduction in diabetes-related medical spending and a 24.6% reduction in office-based services. The one-day increase in Livongo membership resulted in a statistically significant 0.11% reduction in medical spending.

Peer-reviewed study showed improved blood glucose control for Livongo for Diabetes members

The Journal of Medical Internet Research published results from a study on our Livongo for Diabetes solution. The study set an objective to evaluate blood glucose data from 4,544 individuals with diabetes who were enrolled in the Livongo for Diabetes solution from October 2014 through December 2015. Members enrolled in Livongo for Diabetes experienced an average 18.4% decrease in the likelihood of having a day with hypoglycemia (blood glucose less than 70 mg/dL) and an average 16.4% decrease in hyperglycemia (blood glucose greater than 180 mg/dL) in months 2-12 compared to month one as the baseline. The biggest impact was seen on hyperglycemia for nonusers of insulin. These findings suggest that access to a connected glucose meter and CDE coaching is associated with a decrease in the likelihood of abnormal blood glucose excursions, which can lead to diabetes-related healthcare savings. Reducing the incidence of low blood glucose readings is important as these episodes can often lead to emergencies resulting in ER or hospital visits. Reducing the incidence of high blood glucose helps delay and prevent complications of diabetes over time.

Abstract presentation demonstrating clinically significant improvements in blood pressure control among Livongo for Hypertension members.

Livongo presented early pilot findings for the Livongo for Hypertension solution at the 68th Annual American College of Cardiology meeting in April 2019 that demonstrated that one-third of members with blood pressure, or BP, greater than or equal to 130/80 mmHg at the start of the program had their BP controlled to less than 130/80 mmHg within 6 weeks. On average, members checked their blood pressures 3.9 times per week and individuals with a starting BP greater than 140/90 mmHg (Stage 2 Hypertension) saw the largest drop in systolic blood pressure (10 mmHg reduction). A BP reading of greater than 130/80 mmHg is the generally recommended target BP reading for people with diabetes. And each 10 point drop in systolic blood pressure or 5 point drop in diastolic blood pressure is associated with a 22% reduction in coronary heart disease and a 41% reduction in stroke.

Our Technology

Our AI+AI engine is at the heart of the Livongo platform. As our members use our solutions more, they generate more data for our engine, which allows our feedback loop to grow more powerful.

Today, we aggregate dozens of data sets and combine them to interpret and extract the drivers of behavior change on a personal member-by-member level, just like an Amazon or Netflix experience which provide recommendations based on your prior usage. We deliver actionable, personalized, and timely recommendations through a broad set of applications to our members. And finally, using advanced data sciences tools, we observe and iterate in order to separate a true signal from the noise and turn it into something clear, actionable, and personal.

At the heart of our platform is a core set of four capabilities which we call AI+AI: Aggregate, Interpret, Apply, and Iterate:

Aggregate—We aggregate data and information from a variety of sources. Inputs come from our devices (i.e. blood pressure information from our smart, connected blood pressure cuff), human interactions with our coaches, member preference data, traditional data stores (like medical and pharmacy claims) as well as data from a diverse set of partners.

Interpret—To interpret the aggregated data, a set of critical steps occur that are driven by our unique team of data scientists, behavior specialists, and clinicians. We parse this data to determine the most important signals to feed into our AI+AI engine, extracting signals from the data we have aggregated and normalizing the signals to make them usable. They include:

•	Dimensionalizing the signals to ascertain which ones are the most meaningful for a specific use and combining individual signals into Health Signals.

•	Mapping Health Signals into what we already know about the people we are serving to deliver more impact.

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Interpreting the full range of signal-to-application possibilities through the lens of a set of clinical requirements and protocols to determine the right applications to deliver specific, timely health recommendations for a specific person.

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Building the most relevant healthcare messages and outputs to be delivered as well as mapping the personalized messages that will work for the specific individuals. This can include things like feedback from a member’s blood glucose meter, live coaching via text or phone call, or coaching and monitoring team connections when needed.

Apply—Apply is the broad set of ways (modalities) that Health Signals get applied to certain individuals for a specific action and/or behavior support. This set of technologies includes our device applications (including our blood glucose meter and smart, connected blood pressure cuff), human applications (live coaching and warm transfers to pharmacists, care teams or providers) and web/text based modalities.

Iterate—Iterate describes the way that we bring Health Signals back into our AI+AI engine from the channels described in Apply. Our Iterate capability is unique in three key ways:

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Contextual Iteration: This describes our ability to identify and use the right type of data science “tool” (such as A/B testing, reinforcement learning, Bayesian approaches, neural networks, or other essential tools) for the right type of Health Signal we are iterating back into our AI+AI engine.

•	Real-time Iteration: We iterate in real-time as members and other parts of the healthcare ecosystem are using the channels described in Apply.

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Multifaceted Iteration: We are iterating based on multiple facets of the experience people have with our AI+AI engine, including the type of message or Health Nudge to which they are responding, the day and time they are responding, and the specific offerings (e.g., waived medication co-payments or nutrition support) that are most useful in improving an individual’s health.

Other digital condition management programs are often focused on one or two conditions, providing a set of condition-specific applications and iterating the use of those applications. They often lack the in-depth data science capabilities to contextually iterate using the most appropriate data science methods to improve health. In contrast, our AI+AI engine is purpose-built to quickly develop core knowledge of each member and is designed for multi-condition use. That design element enables rapid scaling of impact for the member as we add new conditions to our platform. For example, the specific medical recommendations for applications and Health Signals to enable healthy behavior are obviously different for diabetes, hypertension, and prediabetes and weight management, but the signals about which person is receptive to what type of a message over which specific device, the optimal time of day to reach a specific person, and even what type of personality they prefer in a live coaching session, are Health Signals that hold true across conditions.

We have intentionally constructed our AI+AI engine so we can scale to an unlimited number of chronic conditions and applications with an eye to consistent simplification of the healthcare experience for people with multiple chronic conditions. In simple terms, we look at ways to make the Livongo experiences seamless for multi-condition members by unifying devices, coaching, Health Signals, guidance, and enrollment when and where possible.

We are actively developing an Applied Health Signals marketplace in which we support and offer third-party applications so we can ensure each member has the specific applications most useful for them. We will also continue developing an open marketplace to allow third-party partners like digital medications, outside coaching solutions, and devices, such as Apple Watch, smartphone, Siri, smart speakers, to be connected to our solutions in a highly secured manner. Our recent technology partnership with Amazon Lex and Amazon Polly to power a voice-enabled cellular blood pressure monitoring system is an example of the different ways we can integrate our members’ everyday technology into our AI+AI engine. As we continue to develop Applied Health Signals partnerships, we will continuously aggregate new data into our AI+AI engine from partner devices (for example, continuous blood glucose monitoring data) and partner APIs (for example, nutritional data and activity tracker inputs).

We have achieved over 99.9% uptime for our members over the last 12 months. Systems are continually monitored for any signs of problems and preemptive action is taken when necessary. Encrypted backup files are transmitted over secure connections to a redundant server storage device in a secondary data center. Our data center facilities employ advanced measures to ensure physical integrity, including redundant power and cooling systems and advanced fire and flood prevention.

Our Clients

We build broad, long-term relationships with our clients by creating great experiences for the members we serve. The more members that use our platform, the more data we aggregate, and the more we are able to provide impactful, personalized insights to our members. For example, in 2018, our members logged over 19 million blood glucose checks using our blood glucose meter, and an average member interacted with our products over 250 times per year.

We started Livongo by selling to self-insured employers and have since expanded to partner with the country’s two largest PBMs, and some of the country’s largest local and national health plans to sell to clients. We sell our solutions through our direct sales organization and through partner relationships to our clients, who are employers, health plans, and government entities. As of December 31, 2017 and 2018 and March 31, 2019, we served 218, 413, and 679 clients, respectively, and as of December 31, 2018 and March 31, 2019, we had approximately 114,000 and 164,000 Livongo for Diabetes members, respectively. We define clients as business entities that have at least one active paid contract with us at the end of a particular period. Our clients make our solutions available to their employees and dependents, and we consider these direct users our members. We define our enrolled diabetes members as all employees and dependents that are enrolled in Livongo for Diabetes at the end of a given period. This number excludes: (i) employees or dependents of a client that has ceased using our solution, (ii) employees who no longer have an employment relationship with an active client, and their dependents, and (iii) employees and dependents who have not been active on or used our solution for a period of time as specified in the applicable client’s agreement, which is typically between four and six months.

Client Case Studies

Dean Foods

Dean Foods (NYSE: DF) is one of the nation’s leading food and beverage companies and is the largest dairy production company in the United States, with annual sales of $7.8 billion. Headquartered in Dallas, Texas, Dean Foods has more than 50 national, regional, and local dairy brands and private labels and also makes and distributes ice cream, cultured products, juices, teas, and bottled water.

Situation:

As a large self-insured employer, providing healthcare benefits to over 16,000 employees and their families is a top area of spend for Dean Foods. After analyzing the key drivers of healthcare costs, Dean Foods identified diabetes and other chronic conditions as a clear area of focus. In 2016, Dean Foods introduced Livongo as its strategic partner to empower its workforce and their families with chronic conditions to better manage chronic conditions, starting with diabetes.

Rollout:

To ensure a successful launch in January 2016, Livongo worked with Dean Foods to develop an optimized enrollment outreach plan leveraging multi-channel marketing programs, tailored communications, and integration with the client’s incentives platforms. These programs continue today and have been enhanced with Livongo’s optimized enrollment strategies to reinforce ongoing usage among current Livongo members and to enroll newly-eligible members. Over 32% of the eligible population at Dean Foods today participates in the Livongo for Diabetes program. Moreover, recognizing that over 70% of people with diabetes also have hypertension, in 2019 Dean Foods expanded its offerings for employees with chronic condition through Livongo to include the Livongo for Hypertension program.

Results:

Within the first year on the Livongo for Diabetes program, Dean Foods achieved a positive Year 1 ROI of 1.4 times on their investment in Livongo with $40 PPPM cost savings through improved clinical outcomes. In a cohort analysis, Livongo members reduced medical spend by 5% while the non-Livongo population increased costs by 7%. Key drivers included a 35% decrease in diabetes-related medical spending for Livongo members, whereas non-member spending did not move from the status quo, and Livongo member ER costs fell 34% while non-Livongo cohort costs increased by 6%. Moreover, after 1 year on the program, Dean Foods members gave Livongo a Net Promoter Score of +71, demonstrating industry-leading levels of member satisfaction. Finally, members are getting healthier as demonstrated by a sustained reduction of HbA1c levels of 0.7 points after 1 year on the program, and an average monthly reduction in days with a hypoglycemic reading of 28%.

Fortune Brands

Fortune Brands Home & Security (NYSE: FBHS), or Fortune Brands, is a home and security consumer products company built on industry-leading brands and products for kitchens, bathrooms, entryways, and outdoor living spaces. Headquartered in Deerfield, Illinois, Fortune Brands’ operating segments include Plumbing, Cabinets, and Doors & Security. Its trusted brands include Moen, Masterlock, Victoria & Albert, Therma-Tru, Fiberon, and many others. With $5.5 billion in annual sales, Fortune Brands’ mission is to fulfill the dreams of homeowners and help people feel more secure.

Situation:

In 2016, Fortune Brands knew that diabetes was a key driver of healthcare costs for its population and wanted to provide a holistic solution across multiple operating segments. As a holding company, they were looking for a solution that could be seamlessly deployed across multiple divisions as well as the ability to track results at the division level. Livongo offered these capabilities and the Livongo for Diabetes program was launched in the fall of 2016.

Rollout:

Livongo worked with Fortune Brands to create a direct-mail campaign customized for seven different divisions. Although the content of the communications was standardized, Livongo incorporated unique registration codes for each division so that employees received mailers for their own division. To help drive enrollment, Livongo and Fortune Brands collaborated on several initiatives, including digital signage for use during open enrollment information sessions and promotion within the open enrollment platform. Today, over 32% of Fortune Brands’ eligible population participates in the Livongo for Diabetes program.

Results:

Within the first year of the Livongo for Diabetes program, Fortune Brands achieved a positive year one ROI of 5.0 times with $221 PPPM in estimated cost savings through improved clinical outcomes. These savings came primarily from a 66% decrease in inpatient hospital spending and a 61% decrease in outpatient hospital spending. After two years on the program, Fortune Brands members gave Livongo an average member NPS of +73 and over 82% of survey respondents said they strongly agree that they feel better about their ability to manage their health. This is reflected by a sustained reduction of estimated HbA1c, or eHbA1c, levels of 0.8 points after two years on the program and an average monthly reduction in days with a hypoglycemic reading of 54%.

Jefferson Health

Thomas Jefferson University Hospitals Inc., or Jefferson, is a multi-state non-profit health system whose flagship hospital is Thomas Jefferson University Hospital in Philadelphia. The health system’s hospitals serve as the teaching hospitals of Thomas Jefferson University. Jefferson has 2018 annualized revenues of $5.1 billion, more than 30,000 employees, 7,800 students, 6,600 physicians/practitioners and 4,400 faculty. Jefferson is one of the nation’s fastest growing academic health institutions. Over the last decade, Jefferson has grown from three hospitals to 14 with revenue growth from $2.2 billion to more than $5.1 billion, annualized.

Situation:

Hospitals and health systems, in addition to caring for our loved ones as medical care providers, are typically among the largest employers in their markets, and like most employers, managing rising healthcare costs and keeping employees healthy is a top priority, particularly for innovative health systems like Jefferson. In 2016, to attract and retain top talent and enable its employees with diabetes to better manage their chronic condition, one of the system’s hospitals located in Northeast Philadelphia, investigated a variety of diabetes management solutions. It opted to move forward with Livongo for Diabetes, driven by its industry-leading technology, ease of use, compelling clinical outcomes, and quick and easy implementation process.

Rollout:

From the beginning, Jefferson was committed to leveraging Livongo’s best practices in implementation and member enrollment campaign strategy, not only to maximize success in the rollout, but also to limit the lift required by the client’s small benefits team. To that end, Livongo worked collaboratively with Jefferson to develop a multi-channel enrollment and activation plan that included direct mail, email, human resources announcements, newsletters, raffles, and text-based education programs across a sophisticated and personalized member journey framework. Enrollment began in March 2016 and as of April 2019, Jefferson had rolled out Livongo to all of its campuses.

Results:

Jefferson conducted its own statistical analysis of the impact of Livongo, utilizing a claims-based approach comparing Livongo and non-Livongo cohorts, and reported the following results:

•	Livongo members experienced large declines in emergency room visits, inpatient visits, average expenses, and HbA1c results.

•	As a comparison, most of the same measures experienced increases in the same 12 month period for the non-Livongo diabetes cohort.

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Average medical costs (excluding pharmaceuticals and supplies costs) for the Livongo cohort were 23% lower for Livongo members. Specifically, costs for Livongo members declined by 17% while costs increased by 4.9% for the non-Livongo cohort.

•	Livongo members had a 28% reduction in emergency room visits.

•	Livongo members had a 39% reduction in inpatient visits.

•	ROI of 3.2 times for year one of its statistical analysis.

The results indicate that the Livongo program can reduce costs and improve patient outcomes. Moreover, the longer-term net benefits are even larger considering overall costs and outcomes had been getting worse for the non-Livongo people with diabetes.

In addition, Livongo has been achieving very high levels of member satisfaction since its launch at Jefferson. By the end of year one, Livongo delivered an average member NPS of +67.

Thomas Jefferson University has a revenue share interest in Livongo.

WEA Trust

Based in Madison, Wisconsin, the not-for-profit WEA Insurance Corporation, or WEA Trust, provides group health insurance and administrative services to a diverse clientele of all Wisconsin public employees—school, municipal, county, and state. In 2018, WEA Trust acquired another Wisconsin-based health plan, Health Tradition, in order to serve both public and private employees in the state.

Situation:

As a high touch, innovation-driven alternative to large national carriers, providing scalable technology-enabled solutions that empower its 110,000 members to manage and improve their health outcomes has always been a top priority for WEA Trust. With the cost of supporting its members with chronic conditions steeply rising every year, WEA Trust has embarked on a major initiative to transform the way it supports its thousands of members with diabetes.

Rollout:

In 2016, WEA Trust began offering Livongo as a pilot to about 500 members with diabetes. Today, thanks to Livongo’s success during the pilot phase in driving clinical improvement, cost savings, and high member satisfaction, WEA Trust now offers Livongo to several thousand members with diabetes. “We decided to move forward with Livongo due to its focus on the consumer experience, the rapid results we saw related to its clinical impact and cost savings, and its ability to engage members,” said Dr. Tim Bartholow, Chief Medical Officer of WEA Trust.

Results:

Livongo’s ability to cultivate engagement among members has led to significant, sustained clinical improvements for WEA Trust members. One of the most noteworthy is a sustained average 0.9% absolute decrease in eHbA1c for members over a two-year period after they begin engaging with the program. This long-term reduction in eHbA1c can have significant health effects, including reducing risks associated with diabetes such as stroke, heart attacks, kidney disease, and peripheral vascular disease.

In addition, WEA Trust’s Livongo members have experienced a 23% average monthly reduction in likelihood of days with a hypoglycemic reading. Reducing the occurrence of these low blood glucose episodes helps prevent avoidable visits to urgent care centers and the emergency department and can help prevent serious complications of diabetes such as confusion, loss of consciousness, seizures, and coma.

As clinical outcomes are improving at WEA Trust, healthcare spending is falling. A review of medical claims one year after implementation of Livongo found a 12% reduction in total medical spending and a 14% reduction in diabetes-related medical spending. It also found an average $137 in total medical savings PPPM and an average $49 in diabetes-related medical savings PPPM. Moreover, members who have been on Livongo for at least two years have seen a 27% reduction in spending compared to the year prior to using Livongo, including a 51% reduction in emergency room spending and a 10% reduction in outpatient hospital spending.

“Lower healthcare spending is good for business, but it’s also good for members,” said Dr. Bartholow. “Healthcare is a top expense for most families, particularly for individuals managing chronic conditions. As our eligible members with chronic conditions better engage with Livongo, we are seeing that they improve their health outcomes and reduce their healthcare spending. It’s a win-win.”

Our Culture and Employees

Joining Our Mission

People join Livongo as employees because of our mission: Livongo is empowering people with chronic conditions to live better and healthier lives. We fundamentally believe that our employees (we call ourselves Livongans) are integral to the success of the company. In support of our Livongans, we have built a work environment based on mutual trust, confidence, low ego, and inclusion which provides exceptional opportunities for growth and recognition. This focus on building a great company which centers on our people has accelerated our ability to fulfill our mission.

Our Cultural Values Drive a Healthy Company

We nurture a workplace culture that helps us make the right decisions, sets expectations on how we work together, and keeps us excited to do what we do every day. Our culture is defined by the acronym “PROPEL,” which highlights our core values:

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People: We treat our members and our teammates with empathy and respect. At Livongo we are committed to diversity and inclusion in recruiting, training, and how we work every day. We celebrate black heritage, women’s history, Asian Pacific American heritage, LGBTQ pride, Hispanic heritage, and Native American heritage and welcome and encourage diverse ideas and perspectives.

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Results: We are focused on delivering measurable improvement in the lives of people with chronic conditions. Since we are results-driven, we are proud to see our achievements in employee engagement and awards for an exceptional workplace. We measure engagement through an employee Net Promoter Score, or eNPS, which is +52, as of March 2019. Compared to industry benchmarks this eNPS score is considered ‘excellent’ and ranked at the top. In the last twelve months, Livongo received 15 workplace and innovation awards including 2018 Silicon Review’s 50 Best Workplaces of the Year, Mass Device’s 10 Hottest Medtech Startups of 2018, Silicon Valley Business Journal Fastest-Growing Private Companies Ranked #1, National Best and Brightest Workplace, and made the 2019 Crain’s Chicago Best Places to Work and Fortune Magazine’s Best Places to Work in Healthcare lists.

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Originality: We challenge the status quo and find innovative ways to create a great member experience. We are constantly looking for ways to improve and how we deliver that experience. That innovative experiential approach also applies to the culture we are building with our remote workforce. With 37.9% or over a third of Livongans as Remoties (that’s our term for remote employees), we are always imagining new ways to engage them and ensure they feel as much a part of the team as those in our offices.

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Passion: We are energized by our mission to empower people with chronic conditions to live better and healthier lives. Through our volunteering and fundraising for the Juvenile Diabetes Research Foundation, or JDRF, ADA, American Heart Association, and other local charities, we fundraise and give back to our communities every year, including nearly $800,000 in 2018. Last year at the 100-mile JDRF Ride to Cure Diabetes, our Team Livongo was one of the largest in JDRF history, with many employees cycling the full 100 miles to support diabetes research.

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Excellence: We aren’t satisfied with just being good enough – we strive to be great, we look to be exceptional. This approach of excellence guides how we designed our compensation and benefits program:

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Compensation Philosophy: Compensation is aligned to relevant market pay rates and practices, with great attention to internal equity. Compensation reinforces high levels of performance, encourages skill development, and is intended to be fair and transparent.

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Benefits and Wellbeing: At Livongo, we are passionate about making it easier for people with chronic conditions to manage their health. We provide a unique perspective to this mission because almost half of our employees live with a chronic condition themselves. As a benefits team, it is vital that we offer our employees, who empower our members every day, the tools they need to stay healthy and ultimately become the best version of themselves. As a company, Livongo consistently finds innovative ways to transform the healthcare experience for people with chronic conditions. Our benefits team looks to do the same. Our goal is to constantly reevaluate our benefits program to find new and creative ways for Livongans to live healthier lives. These include coverage for health and well-being, full diabetes reimbursement benefit, access to Livongo products and services, flexible paid time off, inclusion in company sponsored bike rides and walks, and mindfulness programs.

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Learning: We move fast and adapt quickly. We listen to others, and we learn from our mistakes. From an onboarding process that is regularly recognized by new hires as “the best they’ve ever had in their careers” to a whole person approach to learning and development, we proudly embrace a culture of learning every day.

Our People Connect to Livongo and Fulfill its Mission

Ultimately, Livongans stay and thrive because we are deeply connected to our company, we go above and beyond to help fulfill our mission, and we never lose sight of our true passion: the people we serve. In keeping with our name, which stands for “living on the go,” we fit into the way our members live, put them in control of managing their condition, and give them an experience that they don’t just like, they love.

As of March 31, 2019, we had 471 full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Sales and Marketing

Sales

We sell our solutions through our direct sales organization and through partner relationships. Our direct sales team is comprised of sales professionals organized into one of three categories: commercial sales, health services sales, or partnerships.

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Commercial Sales Team: Our commercial sales team is organized into three subgroups, identified by account type. The commercial sales team looks to identify opportunities within employers, health systems and government and labor organizations.

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Health Services Sales Team: Our health services sales team is organized into four subgroups: new business growth, existing business growth, governmental services (e.g., Medicare and Medicaid), and account management. The team targets and supports the following health plan segments: administrative service-only employers, fully-insured employers, Medicare, and Medicaid. We have developed an efficient sales process to map to health plan segments and show our unique value proposition.

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Partnerships Team: The partnerships team supports the commercial sales and health services teams by developing relationships with key industry participants, including benefit consultants, PBMs, and health plans. Importantly, our relationships with these participants often dramatically simplify and accelerate the contracting process given their existing contractual relationships with their clients.

Our contracts range in length, from one- to three-year terms and most renew automatically, subject to cancellation by either party upon 90 days notice prior to the renewal date. These agreements contain standard commercial terms and conditions, including payment terms, billing frequency, warranties and indemnification.

The sales cycle for our solutions from initial contact with a potential client to client launch is difficult to predict and varies widely by client, ranging from less than a month to almost a year. After an agreement with a client is entered into, we can typically complete client implementation in an average of eleven weeks. At the end of twelve months, our average enrollment rate for Livongo for Diabetes clients who launched enrollment in 2018 is 34% of the total recruitable individuals at a client. The average enrollment rate after twelve months for the same cohort of fully optimized clients is over 47%.

Marketing

Increasing Overall Brand Awareness

Our company-level marketing strategy is focused on brand awareness and showing demonstrable return on investment for our existing clients, members, and deployed technologies. To achieve this, we publish results in scientific journals, engage with industry media and analysts, and pursue targeted marketing activities through both digital and non-digital channels. We anticipate increasing our marketing team headcount and are investing in programs designed to elevate our brand in the market. We also participate in a number of healthcare industry events to communicate our thought leadership and member outcomes.

Enrolling Members

Upon signing a contract with a client, we begin the marketing process to enroll members. We identify individuals within a given population that are eligible for the Livongo solution and work with the client on a communications strategy to enable member enrollment. For example, we may communicate with individuals about the registration process via email. Time from signing to launch typically takes an average of eleven weeks. When the product is ready to launch, we then execute on three phases of our enrollment plan, each of which spans over about three months. We are continually focused on improving the client implementation process in order to maximize enrollment. For example, we have built key relationships with many health plans and PBMs to make data gathering easier as we identify eligible individuals within a given client population.

Research and Development

Our research and development organization is responsible for the design, architecture, operation and quality of our solutions. In addition to improving on our existing features, functionality and reliability, the engineering and product teams are also responsible for developing solutions for other chronic conditions beyond our current offerings. The two teams focused significant efforts in building a stronger platform for our diabetes, hypertension, pre-diabetes, and weight management solutions, including the launch of our integrated weight management solution on our platform. We plan to continue to dedicate significant resources to research and development.

Competition

The market for our solutions is competitive and characterized by rapid change. The competitive success of our solutions is contingent on our ability to provide superior solutions and a strong value proposition for all stakeholders in the member’s health journey. We are pioneering a new category in healthcare, called Applied Health Signals, which is transforming the treatment of chronic conditions. We expect to face increasing competition, both from current competitors, who may be well-established and enjoy greater resources or other strategic advantages, as well as new entrants into our market, some of which may become significant competitors in the future. With the introduction of new technologies and market entrants, we expect the competitive environment to be and remain intense. We currently face competition from a range of companies, including Virta Health Corp., Omada Health, Inc., Glooko, Inc., Hello Heart Inc., Lyra Health, Inc., Onduo LLC, and Ginger.io, Inc.

Our main competitors fall into the following categories:

•	private companies that offer point solutions for a single chronic condition instead of addressing the whole person;

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large enterprises who are focused on or may enter the healthcare industry, including initiatives and partnerships launched by these large companies, which may offer or develop products or services with features or benefits that overlap with our solutions; and

•	digital health device manufacturers that facilitate the collection of data but offer limited interpretation, feedback or guidance.

We believe that the principal competitive factors in our market include the following:

•	long-term outcomes;

•	ease of use and convenience;

•	price;

•	greater name and brand recognition;

•	longer operating histories;

•	greater market penetration;

•	larger and more established client relationships;

•	larger sales forces and more established products;

•	larger marketing budgets;

•	access to significantly greater financial, human, technical and other resources;

•	breadth, depth, and efficacy of offerings;

•	quality and reliability of solutions; and

•	employer, healthcare provider, government entity and insurance carrier acceptance.

Although certain of our competitors enjoy greater resources, recognition, deeper customer relationships, larger existing customer bases, or more mature intellectual property portfolios, we believe we compete favorably across these factors. We create measurable, sustainable health improvements for members, our clients realize meaningful benefits and cost savings, and we enable healthcare providers to help improve the health of their patients even when they are outside the provider’s facility. As our market grows and rapidly changes, we expect it will continue to attract new companies, including smaller emerging companies, which could introduce new products and services, as well as players in the health system who may elect to develop their own offering and would have vast resources and relationships to leverage. In addition, we may expand into new markets, including international markets, and encounter additional competitors in such markets.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentially procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplaces.

As of March 31, 2019, we had 23 issued patents and one pending patent application in the United States. As of March 31, 2019, we held ten registered trademarks in the United States and also held four registered trademarks in foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.livongo.com and www.mystrength.com. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We intend to pursue additional intellectual property protection to the extent we believe it will be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are produced may not protect our intellectual property rights to the same extent as laws in the United States. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our solutions infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers or partners, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products of solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees. Moreover, our solutions incorporate software components licensed to the general public under open source software licenses. We obtain many components from software developed and released by contributors to independent open source components of our solutions. Open source licenses grant licensees broad permissions to use, copy, modify and redistribute our platform. As a result, open source development and license practices can limit the value of our software copyright assets. For additional information, see the section titled “Risk Factors—Risks Related to our Business—Failure to protect or enforce our intellectual property rights could harm our business and results of operations.”

Regulatory Environment

As an Applied Health Signals company, offering solutions to empower people with chronic conditions to live better and healthier lives, we are required to comply with complex laws and regulations at both the state and federal level. Specifically, our solutions are subject to extensive regulation covering the privacy and security of personal health information. Because maintaining the safety of our devices and platform and keeping personal information secure and confidential are our most important responsibilities as a healthcare company, we have structured our operations with a focus on compliance. We continue to monitor and respond to changes in the regulatory landscape, however there can be no assurance that our operations will not be challenged or impacted by such changes.

HIPAA and Other Privacy and Security Requirements

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, particularly personal health information. HIPAA establishes privacy and security standards that limit the use and disclosure of PHI and requires the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of PHI. We are regulated as both a business associate and covered entity under HIPAA. In addition to HIPAA, some states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health information. Such state laws can be similar to or even more protective than HIPAA, in which case we must comply with the more stringent law. As a result, it may be necessary to modify our planned operations in order to ensure we are in compliance with the stricter state laws.

In order to comply with the requirements of HIPAA and other similar state laws, we have implemented safeguards to protect our members’ PHI, including, restricting the use and sharing of PHI, limiting access to PHI to authorized personnel, maintaining training programs on how to protect PHI and ensuring business associate agreements and data sharing agreements are in place with the appropriate parties.

Data Protection and Breaches

In recent years, there have been a number of well-publicized data breaches involving the improper disclosure of individuals’ PHI or other personal information. Certain states have reacted to these breaches by enacting laws and regulations requiring holders of such information to take additional steps, including responding to breaches in certain timeframes, to safeguard the information. Pursuant to HIPAA, we are required to report breaches of unsecured PHI to our clients within 60 days of discovery of the breach. We are also required to notify HHS and, in cases involving large breaches, to the media.

In addition to the HIPAA compliance measures discussed above, we encrypt and back up data, maintain company-wide security awareness training, enter into business associate agreements with our partners, as well as ensure our partners have implemented physical security and safeguards at the data centers where our data is stored and conduct regular internal and external security audits. In 2016, we were audited and certified in SOC 2 by Plante Moran. Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal controls implemented within a service organization.

Other Healthcare Regulations

In addition to data privacy laws, our operations and arrangements with healthcare professionals, clients, and third-party payors may subject us to various federal and state healthcare laws and regulations, including without limitation fraud and abuse laws, such as the federal Anti-Kickback Statute; civil and criminal false claims laws; physician transparency laws; and state laws regarding the corporate practice of medicine and fee-splitting prohibitions. These laws may impact, among other things, our sales and marketing operations, and our interactions with healthcare professionals. Although we have adopted policies and procedures designed to comply with these healthcare laws and regulations, failure to maintain compliance could result in significant penalties and require changes in our business operations.

Compliance and Certifications

Our blood glucose meter was cleared by the FDA by premarket notification per the requirements of Section 510(k) of the FDCA, allowing us to market our blood glucose meter in the United States. We have received a national provider identifier from the U.S. Centers for Medicare & Medicaid Services.

We voluntarily engage third-party security auditors to test our systems and controls at least annually against the most widely recognized security standards and regulations. The International Organization for Standardization, or ISO, has developed a series of standards for information security and related areas. We have received certification for ISO 13485:2016 (Medical Devices – Quality Management Systems).

In addition, we are accredited by the Diabetes Education Accreditation Program of the American Association of Diabetes Educators and by the Durable Medical Equipment, Prosthetics, Orthotics and Supplies Program of the Accreditation Commission for Health Care. We are also a validated member of Cerner Corporation’s CareAware program, which assesses the compatibility and reliability of medical devices with certain offerings from Cerner Corporation.

Our Facilities

We are party to an office lease agreement effective through 2024 for approximately 30,019 square feet of office space that houses our corporate headquarters in Mountain View, California. We also lease additional office space around the world, including in other areas of California, Colorado and Illinois and in India. We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that we believe to be material to our business or financial condition. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 31, 2019:

Name	Age	Position
Executive Officers and Directors:

Glen E. Tullman	59	Executive Chairman and Director

Jennifer Schneider	44	President

Zane Burke	53	Chief Executive Officer and Director

Lee Shapiro	63	Chief Financial Officer

James Pursley	39	Chief Commercial Officer

Non-Employee Directors:

Christopher Bischoff(1)	46	Director

Karen L. Daniel(1)	61	Director

Sandra Fenwick(1)(2)	68	Director

Philip D. Green(2)(3)	68	Director

Hemant Taneja(2)(3)	44	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Glen E. Tullman. Mr. Tullman is a founder of our company and has served as our Executive Chairman since February 2019 and previously served as our Chief Executive Officer from September 2014 to February 2019. Mr. Tullman has also served as one of our directors since August 2013. He co-founded 7WireVentures, an early-stage healthcare venture fund, and has served as a Managing Partner since January 2013. Previously, Mr. Tullman served as Chief Executive Officer and as a director of Allscripts Healthcare Solutions, Inc., or Allscripts Healthcare, a provider of practice management and electronic health record technology, from August 1997 to December 2012. He serves as a Chancellor to the International Board of the Juvenile Diabetes Research Foundation and on the board of directors of the American Diabetes Association. Mr. Tullman holds a B.A. in Economics from Bucknell University and an advanced degree in Social Anthropology from St. Antony’s College, University of Oxford. We believe that Mr. Tullman is qualified to serve on our board of directors because of his extensive experience in the healthcare industry and because of the perspective and expertise that he brings as our Executive Chairman.

Jennifer Schneider. Dr. Schneider has served as our President since December 2018 and previously served as our Chief Medical Officer from September 2015 to December 2018. Prior to joining us, she served in various executive roles at Castlight Health, Inc., a healthcare care navigation company, from May 2010 to September 2015, most recently as Chief Medical Officer from November 2014 to September 2015 and as Vice President, Strategic Analytics from September 2013 to October 2014. Dr. Schneider holds a B.A. in Biology from College of the Holy Cross, an M.A. in Health Services Research from Stanford University and a M.D. from Johns Hopkins University.

Zane Burke. Mr. Burke has served as our Chief Executive Officer since February 2019 and as one of our directors since April 2019. Prior to joining us, he served in various executive roles at Cerner Corporation, a provider of health information technology solutions, services, devices and hardware, from September 1996 to November 2018, most recently as President from September 2013 until November 2018 and Executive Vice President – Client Organization from July 2011 to September 2013. Mr. Burke holds a B.S. in Accounting and a

Masters of Accountancy from Kansas State University. He is a certified public accountant, but no longer keeps an active license. Additionally Mr. Burke serves on the Board of the Truman Medical Center, the Board of the College of Healthcare Information Management Executives and the Kansas State University School of Business Advisory Council. We believe that Mr. Burke is qualified to serve on our board of directors because of his background in overseeing public healthcare companies and because of the perspective and expertise that he brings as our chief executive officer.

Lee Shapiro. Mr. Shapiro has served as our Chief Financial Officer since December 2018. Mr. Shapiro served as a director from August 2013 until April 2019. He co-founded 7WireVentures with Mr. Tullman and has served as a Managing Partner since June 2013. Mr. Shapiro joined Allscripts Healthcare in April 2000 and served as President from April 2002 to December 2012. He currently serves as a director of Tivity Health, Inc., a provider of fitness and health improvement programs and Medidata Solutions, Inc., a provider of software as a service solutions for clinical trials. He also serves as a director of some of the 7WireVentures portfolio companies. He serves on the National Board of the American Heart Association and the advisory board of the Gastro-Intestinal Research Foundation. Mr. Shapiro holds a B.S. in Accountancy from the University of Illinois Urbana-Champaign and a J.D. from The University of Chicago Law School.

James Pursley. Mr. Pursley has served as our Chief Commercial Officer since April 2014. Prior to joining us, he served in various executive roles at Care Innovations from January 2011 to April 2014, most recently as Vice President, Sales and Marketing from August 2012 to April 2014. Mr. Pursley holds a B.S. in Management Sciences and Information Systems from Pennsylvania State University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Non-Employee Directors

Christopher Bischoff. Mr. Bischoff has served as one of our directors since April 2018. He has served as Senior Investment Director at Kinnevik AB, a Swedish investment company, since October 2013. Mr. Bischoff previously served as a Managing Director and Head of European Media and Internet at Goldman Sachs, an investment bank and financial services company, from April 2001 to September 2013. He currently serves as a member of the board of directors of several privately-held companies. Mr. Bischoff holds a B.A. in History from the University of Bristol and an M.B.A. from INSEAD. We believe Mr. Bischoff is qualified to serve as a member of our board of directors based on his experience as a director of technology companies and his background in the investment banking industry, including his experience with investments in healthcare and technology companies.

Karen L. Daniel. Ms. Daniel has served as a member of our directors since May 2019. She has been a private investor since August 2018. Ms. Daniel was previously with Black & Veatch Corporation, an engineering and construction company, where she served as Chief Financial Officer from January 2000 until her retirement in July 2018. She currently serves as member of the board of directors of Commerce Bancshares, Inc., a bank holding company, and Snap-on Incorporated, a manufacturer and marketer of high-end tools and equipment for professional use. She holds a B.S. in Accounting from Northwest Missouri State University and an M.S. in Accounting from the University of Missouri-Kansas City. We believe Ms. Daniel is qualified to serve on our board of directors based on her significant executive operational experience and her deep understanding of finance, financial reporting, strategy, and operations.

Sandra Fenwick. Ms. Fenwick has served as one of our directors since April 2019. Ms. Fenwick has served as the Chief Executive Officer of Boston Children’s Hospital since 2013. She previously served as the Chief Operating Officer and President of Boston Children’s Hospital. Ms. Fenwick currently serves on the boards of directors of several privately held companies, including the Wyss Institute for Biologically Inspired Engineering at Harvard University, Inc., Children’s Hospital Association, Inc., CRICO, Ltd. (Cayman), and Massachusetts Digital Health Council. Ms. Fenwick holds a B.S. in Biology and Chemistry from Simmons College and a M.P.H in Health Services Administration and Epidemiology from the University of Texas School of Public Health. We believe Ms. Fenwick is qualified to serve on our board of directors based on her extensive experience as a director of healthcare companies and her background in the healthcare industry.

Philip D. Green. Mr. Green has served as one of our directors since September 2016. He has served as President of PDG Consulting, LLC, a healthcare IT consulting company since November 2008. From July 2006 to November 2008, Mr. Green served as President, Strategic Business Initiatives, at the University of Pittsburgh Medical Center. He previously served as a partner at the law firms of Gardner Carton & Douglas, LLP, Akin, Gump, Strauss, Hauer & Feld, L.L.P., Green, Stewart, Farber & Anderson, P.C., Drinker Biddle & Reath, LLP, and Schwalb, Donnenfeld, Bray & Silbert, P.C. Mr. Green holds a B.S. in Urban Studies from the University of Pennsylvania and a J.D. from the George Washington University Law School. We believe Mr. Green is qualified to serve as a member of our board of directors based on his extensive business expertise, including his prior executive level leadership, and his experience working with healthcare and technology companies.

Hemant Taneja. Mr. Taneja has served as one of our directors since April 2014. He has served as a Managing Director at General Catalyst, a venture capital firm, since September 2007. Mr. Taneja serves on the board of directors of several privately-held companies. Mr. Taneja is a graduate of the Massachusetts Institute of Technology, earning an M.S. in Operations Research, an M.Eng. in Electrical Engineering & Computer Science, a B.S. in Mathematics, a B.S. in Electrical Engineering & Computer Science, and a B.S. in Biology & Biomedical Engineering. We believe Mr. Taneja is qualified to serve as a member of our board of directors based on his experience as a director of and as an investor in multiple technology and healthcare companies.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Executive Chairman, Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of seven directors, five of whom qualify as “independent” under the listing standards of Nasdaq.

Our fourth amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as directors until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Fenwick and Mr. Bischoff, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Ms. Daniel and Messrs. Taneja and Green, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be Messrs. Burke and Tullman, and their terms will expire at the annual meeting of stockholders to be held in 2022.

Each director’s term will continue until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that Mses. Daniel and Fenwick and Messrs. Bischoff, Green, and Taneja do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has appointed Mr. Green to serve as our Lead Independent Director. As Lead Independent Director, Mr. Green will preside at all meetings of the board of directors at which the Executive Chairman is not present, preside over executive sessions of our independent directors, serve as a liaison between our Executive Chairman and our independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mses. Daniel and Fenwick and Mr. Bischoff, with Ms. Daniel serving as chair, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Mr. Bischoff is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls;

•	developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

•	overseeing our policies on risk assessment and risk management;

•	overseeing compliance with our code of business conduct and ethics;

•	reviewing related party transactions; and

•	pre-approving all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee

Our compensation committee consists of Messrs. Taneja and Green and Ms. Fenwick, with Mr. Taneja serving as chair, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will be responsible for, among other things:

•	reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our equity compensation plans;

•	reviewing and approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans;

•	establishing and reviewing general policies relating to compensation and benefits of our employees; and

•	making recommendations regarding non-employee director compensation to our full board of directors.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Messrs. Green and Taneja, with Mr. Green serving as chair, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	approving our committee charters;

•	overseeing compliance with our code of business conduct and ethics;

•	contributing to succession planning;

•	reviewing actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by our audit committee; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Our employee directors, Messrs. Tullman and Burke, have not received any compensation as directors. Mr. Shapiro, who previously served as an employee director until April 2019, also did not receive any compensation as a director.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. From time to time, we have also committed to provide stipends of $2,500 to certain non-employee directors on a per-meeting attended basis. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. During fiscal 2018, our non-employee directors did not receive any cash compensation for their services as directors or as board committee members. We anticipate adopting a formal compensation policy for our non-employee directors to provide cash and equity compensation to them following the completion of this offering.

The following table provides information regarding compensation of our non-employee directors for service as directors, for the year ended December 31, 2018.

Name	Option Awards ($)	Total ($)
Christopher Bischoff	—	—
Lynne Chou O’Keefe(1)	—	—
Karen L. Daniel(2)	—	—
Sandra Fenwick(3)	—	—
Philip D. Green	—	—
Hemant Taneja	—	—
William Taranto(4)	—	—

(1)	Ms. Chou O’Keefe resigned from our board of directors effective as of April 1, 2019.
(2)	Ms. Daniel was appointed to our board of directors effective as of May 31, 2019.
(3)	Ms. Fenwick was appointed to our board of directors effective as of April 27, 2019.
(4)	Mr. Taranto resigned from our board of directors effective as of April 27, 2019.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2018:

Name	Grant Date		Options Outstanding	Option Exercise Price Per Share		Option Expiration Date
Christopher Bischoff	—		—		—	—
Lynne Chou O’Keefe(1)	—		—		—	—
Karen L. Daniel(2)	—		—		—	—
Sandra Fenwick(3)	—		—		—	—
Philip D. Green	11/16/2016 12/4/2017	(4) (5)	100,000 100,000	$ $	0.69 0.94	11/15/2026 12/3/2027
Hemant Taneja	—		—		—	—
William Taranto(6)	—		—		—	—

(1)	Ms. Chou O’Keefe resigned from our board of directors effective as of April 1, 2019.
(2)	Ms. Daniel was appointed to our board of directors effective as of May 31, 2019.
(3)	Ms. Fenwick was appointed to our board of directors effective as of April 27, 2019.
(4)

The shares underlying these options vest as to 1/4th of the total shares on September 6, 2017, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service with us.

(5)

The shares underlying these options vest as to 1/4th of the total shares on December 4, 2018, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service with us.

(6)	Mr. Taranto resigned from our board of directors effective as of April 27, 2019.

In April 2019, our board of directors granted Ms. Fenwick an RSU award of 150,000 shares of our common stock. One half of the RSUs will vest on May 25, 2020, and, thereafter, one-fourth of the remaining unvested shares subject to the RSU will vest in quarterly installments on August 25, 2020, November 25, 2020, February 25, 2021, and May 25, 2021, subject to continued service with us.

In May 2019, our board of directors granted Mr. Green an RSU award of 150,000 shares of our common stock. One half of the RSUs will vest on May 25, 2020, and, thereafter, one-fourth of the remaining unvested shares subject to the RSU will vest in quarterly installments on August 25, 2020, November 25, 2020, February 25, 2021, and May 25, 2021, subject to continued service with us.

In June 2019, our board of directors granted Ms. Daniel an RSU award of 150,000 shares of our common stock. One half of the RSUs will vest on August 25, 2020, and, thereafter, one-fourth of the remaining unvested shares subject to the RSU will vest in quarterly installments on November 25, 2020, February 25, 2021, May 25, 2021, and August 25, 2021, subject to continued service with us.

EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated individuals who were serving as our executive officers as of December 31, 2018, were:

•	Glen Tullman, our Executive Chairman and former Chief Executive Officer;

•	Jennifer Schneider, our President; and

•	James Pursley, our Chief Commercial Officer.

We refer to these individuals as our named executive officers.

Mr. Tullman was our Chief Executive Officer during 2018. In February 2019, we appointed Zane Burke as our Chief Executive Officer and Mr. Tullman transitioned to Executive Chairman of our company.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Glen Tullman(2)	2018	405,000	347,927	(3)	—	2,357,200	—		7,406	(4)	3,117,533
Executive Chairman and former Chief Executive Officer

Jennifer Schneider	2018	332,500	302,304	(5)	329,000	245,640	4,000	(6)	1,252	(7)	1,214,696
President

James Pursley	2018	260,000	75,000	(8)	—	163,760	244,118	(9)	1,252	(7)	744,130
Chief Commercial Officer

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options and/or RSUs awarded to the named executive officer in 2018, calculated in accordance with FASB, ASC Topic 718, Stock-Based Compensation. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in determining the grant date fair value of the stock options and RSUs reported in these columns are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options and/or RSUs, the exercise of the stock options or the sale of the common stock underlying such stock options and/or RSUs.

(2)	Mr. Tullman serves on our board of directors but is not paid additional compensation for such service.
(3)	The amount reported includes a bonus of $157,500 that was earned in 2017 and paid in 2018.
(4)

The amount reported consists of (i) matching 401(k) contributions for Mr. Tullman, (ii) amounts paid on behalf of Mr. Tullman for basic life insurance, (iii) amounts paid on behalf of Mr. Tullman for his YPO membership, and (iv) use of Livongo for Diabetes for Sam Tullman, Mr. Tullman’s son, who was diagnosed with diabetes at age 8.

(5)	The amount reported includes a bonus of $150,000 that was earned in 2017 and paid in 2018.
(6)	The amount reported consists of employee referral bonuses.
(7)	The amount reported consists of (i) matching 401(k) contributions for the named executive officer and (ii) amounts paid on behalf of the named executive officer for basic life insurance.
(8)	The amount reported includes a bonus of (i) $50,000 that was earned in 2017 and paid in 2018 and (ii) $25,000 that was earned in 2018 and paid in 2019.
(9)	The amount reported represents the amount earned in fiscal 2018 pursuant to our 2018 Variable Compensation Plan.

Named Executive Officer Employment Agreements

Glen Tullman

We entered into an employment agreement with Glen Tullman, our Executive Chairman, in April 2014. Mr. Tullman’s base salary is $425,000 and annual target bonus opportunity is 50% of his base salary. Pursuant to

Mr. Tullman’s employment agreement, our Board or a committee of the Board may increase Mr. Tullman’s salary from time to time.

Mr. Tullman’s employment agreement provides for no specific term and Mr. Tullman is an at-will employee. His employment agreement provides that we or Mr. Tullman may terminate his employment at any time for any reason, provided that we provide Mr. Tullman 30 days prior written notice in the event that we terminate Mr. Tullman’s employment without cause, and Mr. Tullman provides us 30 days prior written notice with respect to any resignation by him. If Mr. Tullman’s employment is terminated by us without cause (and other than due to his death or disability) or by him for good reason, then, subject to a release of claims in our favor, and Mr. Tullman’s continued compliance with the restrictive covenants applicable to him (including certain confidentiality obligations, and a covenant not to solicit our service providers, customers, and potential customers for a period of 1 year or compete with us for a period of 6 months, in each case after the date his employment terminates), Mr. Tullman will receive the following severance benefits:

•

If such termination occurs other than during the period beginning on the date of a Sale of the Company through the one-year anniversary of the Sale of the Company (the “Sale Period”), then, Mr. Tullman will receive (i) an amount equal to 50% of his base salary, and (ii) continuation of enrollment in our health and/or dental benefit plans for a period of up to 6 months following the termination of his employment, provided that Mr. Tullman will be required to contribute only the amount he would be required were he still employed by us; or

•	If such termination occurs during the Sale Period or in connection with a “non-sale termination,” then, Mr. Tullman will receive 1.5 times (i) his base salary and (ii) his target performance bonus.

For purposes of the employment agreement between us and Mr. Tullman, and the foregoing description, the following terms will have the following meanings:

The term “cause” generally means (i) Mr. Tullman’s willful failure, disregard or refusal to perform his duties and obligations under his employment agreement; (ii) his conviction of, or entry of a nolo contendore plea to, a crime or offense (A) constituting a felony of involving fraud or moral turpitude, or (B) involving our property that results in a material loss to us; (iii) any act of fraud or embezzlement with respect to us or our business relations, or his violation of any law materially and demonstrably injurious to our operations, financial condition, or reputation; (iv) his material breach of any agreement with us; and (v) his willful failure or refusal to follow our board of director’s reasonable and lawful instructions consistent with his employment agreement; provided that in the case of (i), (iv), and (v), he will have a 30-day period to cure the act or omission to the extent capable of cure.

The term “good reason” generally means the occurrence of any of the following events: (i) our failure to meet our obligations in any material respect under Mr. Tullman’s employment agreement, including (x) a reduction in his base salary or target performance bonus percentage without his written consent or (y) any failure to pay his base salary or earned and owed performance bonus (other than, in the case of clause (y), inadvertent failures to pay de minimis amounts, immediately made by Company upon notice); (ii) a (x) material diminution in or other substantial adverse alteration in the nature or scope of his authority, duties and responsibilities under his employment agreement or (y) change in his reporting lines such that he no longer reports to our board of directors; or (iii) his having been asked to relocate his principal place of business to a location that is more than 50 miles from our offices located in Chicago, Illinois. However, good reason will not be deemed satisfied unless Mr. Tullman gives us written notice of the event or condition within 60 days after the event or condition first occurs, provides us with a 30-day cure period during which the event or condition has not been cured, and terminates his employment within 30 days following the expiration of our cure period.

The term “non-sale termination” generally means a termination of Mr. Tullman’s employment if (i) a Sale of the Company occurs, (ii) Mr. Tullman’s employment is terminated by us without cause or by him for good reason, in either case (x) on or after commencement of a transaction that, if consummated, would constitute a

Sale of the Company and (y) prior to the date on which the Sale of the Company occurs, and (iii) it is reasonably demonstrated by Mr. Tullman that such termination of employment or events constituting good reason was (x) at the request of a third party who had taken steps reasonably calculated to effect the Sale of the Company or (y) otherwise arose in connection with or in anticipation of the Sale of the Company.

The term “Sale of the Company” generally means either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from our stockholders shares representing more than 50% of our outstanding voting power; or (b) a transaction that qualifies or would qualify as a deemed liquidation event under our Amended and Restated Certificate of Incorporation (notwithstanding any stockholder vote that would result in waiving the treatment of a transaction as a deemed liquidation event).

Jennifer Schneider

We entered into an employment agreement with Jennifer Schneider, our Chief Medical Officer, in September 2015. Ms. Schneider’s base salary is $340,000 and annual target bonus opportunity is 50% of her base salary. Pursuant to Ms. Schneider’s employment agreement, Ms. Schneider’s base salary may be increased from time to time. Ms. Schneider’s employment agreements provides, at our expense, for transportation to and from our Mountain View, California, office to her home on days she travels to our office.

Ms. Schneider’s employment agreement provides for no specific term and Ms. Schneider is an at-will employee. Her employment agreement provides that we or Ms. Schneider may terminate her employment at any time for any reason, provided that we provide Ms. Schneider 30 days prior written notice in the event that we terminate Ms. Schneider’s employment without cause, and Ms. Schneider provides us 30 days prior written notice with respect to any resignation by her. If Ms. Schneider’s employment is terminated by us without cause (and other than due to her death or disability) or by her for good reason, then, subject to a release of claims in our favor, and Ms. Schneider’s continued compliance with the restrictive covenants applicable to her (including certain confidentiality obligations and a covenant to not solicit our service providers, customers, and potential customers for a period of 1 year after the date her employment terminates), Ms. Schneider will receive 6 months of continued base salary severance following termination of her employment.

For purposes of the employment agreement between us and Ms. Schneider, and the foregoing description, the following terms will have the following meanings:

The term “cause” generally means (i) Ms. Schneider’s willful failure, disregard or refusal to perform her duties and obligations under her employment agreement; (ii) her conviction of, or entry of a nolo contendore plea to, a crime or offense (A) constituting a felony of involving fraud or moral turpitude, or (B) involving our property that results in a material loss to us; (iii) any act of fraud or embezzlement with respect to us or our business relations, or her violation of any law materially and demonstrably injurious to our operations or financial condition; (iv) her material breach of any agreement with us; and (v) her willful failure or refusal to follow our Chief Executive Officer’s reasonable and lawful instructions consistent with her employment agreement; provided that in the case of (i), (iv), and (v), she will have a 30-day period to cure the act or omission to the extent capable of cure.

The term “good reason” generally means the occurrence of any of the following events: (i) our failure to meet our obligations in any material respect under Ms. Schneider’s employment agreement, including (x) a reduction in her base salary or target performance bonus percentage without her written consent or (y) any failure to pay her base salary or earned and owed performance bonus (other than, in the case of clause (y), inadvertent failures to pay de minimis amounts, immediately made by Company upon notice); (ii) a material diminution in or other substantial adverse alteration in the nature or scope of her authority, duties and responsibilities, including any requirement that she report to any person or entity other than our Chief Executive Officer; or (iii) her having been asked to relocate her principal place of business to a location that is more than 30 miles from our offices located in Mountain View, California. However, good reason will not be deemed satisfied unless Ms. Schneider gives us written notice of the event or condition within 60 days after the event or condition first occurs, provides us with a 30-day cure period during which the event or condition has not been cured, and terminates her employment within 30 days following the expiration of our cure period.

James Pursley

Prior to the completion of this offering, we intend to enter into an offer letter with James Pursley, our Chief Commercial Officer. The offer letter is not expected to have a specific term and will provide that Mr. Pursley is an at-will employee. The offer letter also is expected to provide Mr. Pursley with severance and change in control benefits. Mr. Pursley’s current annual base salary is $270,000, and he is eligible for an annual target cash incentive payment equal to         % of his annual base salary.

Chief Executive Officer Employment Agreement

Zane Burke

We entered into an employment agreement with Zane Burke, our Chief Executive Officer, in March 2019. Mr. Burke’s base salary is $350,000 and annual target bonus opportunity is 50% of his base salary. Pursuant to Mr. Burke’s employment agreement, our Board or a committee of the Board may increase Mr. Burke’s salary from time to time. His employment agreement also provides for the grant of a restricted stock award covering 1,964,603 shares of our common stock.

Mr. Burke’s employment agreement provides for no specific term and Mr. Burke is an at-will employee. His employment agreement provides that we or Mr. Burke may terminate his employment at any time for any reason, provided that Mr. Burke provides us 30 days prior written notice with respect to any resignation by him. If Mr. Burke’s employment is terminated by us without cause (and other than due to his death or disability) or by him for good reason, then, subject to a release of claims in our favor, and Mr. Burke’s continued compliance with the restrictive covenants applicable to him (including certain confidentiality obligations, a covenant to not solicit our service providers and customers and a covenant not to compete with us, in each case for a period of 1 year after the date his service terminates), Mr. Burke will receive 9 months of continued base salary severance following termination of his employment.

For purposes of the employment agreement between us and Mr. Burke, and the foregoing description, the following terms will have the following meanings:

The term “cause” generally means (i) Mr. Burke’s willful failure, disregard or refusal to perform his duties and obligations under his employment agreement; (ii) his conviction of, or entry of a nolo contendore plea to, a crime or offense (A) constituting a felony of involving fraud or moral turpitude, or (B) involving our property that results in a material loss to us; (iii) any act of fraud or embezzlement with respect to us or our business relations, or his violation of any law materially and demonstrably injurious to our operations or financial condition; (iv) his material breach of any agreement with us; and (v) his willful failure or refusal to follow our Executive Chairman’s or board of director’s reasonable and lawful instructions consistent with his employment agreement; provided that in the case of (i), (iv), and (v), he will have a 30-day period to cure the act or omission to the extent capable of cure.

The term “good reason” generally means the occurrence of any of the following events: (i) our failure to meet our obligations in any material respect under Mr. Burke’s employment agreement, including (x) a reduction in his base salary or target performance bonus percentage without his prior written consent or (y) any failure to pay his base salary or earned and owed performance bonus (other than, in the case of clause (y), inadvertent failures to pay de minimis amounts, immediately made by Company upon notice); or (ii) a material diminution or other substantial adverse alteration in the nature or scope of his authority, duties and responsibilities, including any requirement that he report to any person or entity other than our Executive Chairman or board of directors.

However, good reason will not be deemed satisfied unless Mr. Burke gives us written notice of the event or condition within 60 days after the event or condition first occurs, provides us with a 30-day cure period during which the event or condition has not been cured, and terminates his employment within 30 days following the expiration of our cure period.

Non-Equity Incentive Plan Awards

Mr. Pursley was eligible to earn commission-based incentive compensation in 2018. Under our 2018 variable compensation plan in which Mr. Pursley participated, a portion of the commissions would be earned based on the annual recurring revenue, or ARR, of certain new subscriptions for services under the diabetes program, and additional commissions may be earned based on actual revenue for up to the first 12 months of the applicable subscription. The commission rate varied (up to a specified maximum) based on the ARR applicable to the new subscriptions in a fiscal quarter compared to the participant’s quarterly ARR quota. In addition, certain of Mr. Pursley’s commissions earned in 2018 related to achieving specified enrollment levels in 2018 under certain new subscriptions for services under the diabetes program entered into in 2017. Under our 2017 variable compensation plan in which Mr. Pursley participated, a portion of the commissions was earned based on the estimated ARR of certain new subscriptions for Livongo for Diabetes services in 2017, and additional commissions were earned upon achieving specified levels of enrollment under those subscriptions during the first 12 months of the subscription. Mr. Pursley also earned commissions under the 2018 variable compensation plan based on certain new subscriptions for services under the hypertension program. The commission amount for these subscriptions was determined as a fixed amount for each sale achieved in the applicable quarter.

The total amount of Mr. Pursley’s commissions for 2018 under our variable compensation plans in which he participated is set forth in the Summary Compensation Table above, under the column titled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards at 2018 Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2018:

	Option Awards						RSU Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Glen Tullman	2/13/2014	(3)	1,880,100	—	0.37	2/12/2024	—	—
	6/2/2014	(3)	1,687,808	—	0.18	6/1/2024	—	—
	3/10/2015	(4)	1,817,191	121,147	0.40	3/9/2025	—	—
	5/1/2017	(4)	1,078,935	1,510,509	0.94	4/30/2027	—	—
	1/17/2018	(5)(7)	—	1,649,095	1.81	1/16/2028	—	—
	1/17/2018	(6)(7)	—	824,547	1.81	1/16/2028	—	—
	6/19/2018	(5)	—	246,297	1.81	6/18/2028	—	—
	6/19/2018	(6)	—	85,704	1.81	6/18/2028	—	—
Jennifer Schneider	9/3/2015	(8)	1,056,919	257,751	0.40	9/2/2025	—	—
	11/16/2016	(8)	83,333	76,667	0.69	11/15/2026	—	—
	6/19/2018	(8)	37,500	262,500	1.81	6/18/2028	—	—
	12/17/2018	(9)	—	—	—	12/16/2028	100,000	346,000
James Pursley	6/2/2014	(10)	135,000	—	0.18	6/1/2024	—	—
	12/12/2014	(10)	25,000	—	0.18	12/11/2024	—	—
	12/10/2015	(10)	187,500	62,500	0.40	12/9/2025	—	—
	2/18/2016	(10)	70,833	29,167	0.40	2/17/2026	—	—
	11/16/2016	(10)	130,208	119,792	0.69	11/15/2026	—	—
	12/4/2017	(10)	60,000	180,000	0.94	12/3/2027	—	—
	6/19/2018	(10)	25,000	175,000	1.81	6/18/2028	—	—

(1)	Each of the outstanding equity awards was granted pursuant to our 2014 Plan, except for the option granted to Mr. Tullman on February 13, 2014, which was granted pursuant to our 2008 Plan.
(2)

This amount reflects the fair market value of our common stock of $3.46 as of December 31, 2018 (the determination of the fair market value of our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)	Each of the options held by Mr. Tullman vest in annual installments over four years, in each case subject to Mr. Tullman’s continued service with us through each applicable vesting date.
(4)

Each of the options held by Mr. Tullman vest in monthly installments over four years with a 12-month vesting cliff, in each case subject to Mr. Tullman’s continued service with us through each applicable vesting date.

(5)

Each of the options held by Mr. Tullman vest in monthly installments over four years following the grant date with a 12-month vesting cliff, provided that we must achieve a total market cap (or a Board-approved, third-party valuation of our company, if prior to our initial public offering) of at least $1.5 billion, before any vesting will occur under the option, in each case subject to Mr. Tullman’s continued service with us through each applicable vesting date.

(6)

Each of the options held by Mr. Tullman vest in monthly installments over four years following the grant date with a 12-month vesting cliff, provided that we must achieve a total market cap (or a Board-approved, third-party valuation of our company, if prior to our initial public offering) of at least $2.0 billion, before any vesting will occur under the option, in each case subject to Mr. Tullman’s continued service with us through each applicable vesting date.

(7)

Pursuant to an amendment to the option agreement governing these options, on July 3, 2018, the options were amended to increase the exercise price from $0.94 to $1.81 per share. Based on performance and market conditions, we relied on the Monte Carlo simulation model.

(8)

Each of the options held by Dr. Schneider vest in monthly installments over four years with a 12-month vesting cliff, in each case, subject to Dr. Schneider’s continued service with us through each applicable vesting date.

(9)

This award vests in monthly installments over four years, provided that a liquidity event such as the expiration of the six month period immediately following the Company’s initial public offering or a change of control of our company must occur for vesting to occur, subject to Dr. Schneider’s continued service with us through each applicable vesting date.

(10)

Each of the options held by Mr. Pursley vest in monthly installments over four years with a 12-month vesting cliff, in each case subject to continued service with us through each applicable vesting date.

In April 2019, our board of directors granted Dr. Schneider a restricted stock unit award of 310,000 shares of our common stock. The shares will vest in monthly installments over four years with a 12-month vesting cliff, subject to Dr. Schneider’s continued service with us through each applicable vesting date.

In April 2019, our board of directors granted Mr. Pursley an RSU award of 100,000 shares of our common stock. The shares will vest over a period of 12 months, subject to specified performance-based vesting conditions.

Employee Benefits and Stock Plans

2019 Equity Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2019 Plan. We expect that our 2019 Plan will be effective on the business day immediately prior to the effective date of our registration statement related to this offering. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares. A total of              shares of our common stock will be reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan will include (i) shares that were reserved but unissued under our 2014 Stock Incentive Plan, or our 2014 Plan, as of immediately prior to its termination, plus (ii) shares subject to awards under our 2014 Plan, and our 2008 Stock Incentive Plan, or 2008 Plan, that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to our 2014 Plan or 2008 Plan, as applicable, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2019 Plan from the 2014 Plan and 2008 Plan is             shares). The number of shares of our common stock available for issuance under our 2019 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2020, equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine as of no later than the last day of our immediately preceding fiscal year.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units, or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2019 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2019 Plan. Shares that have actually been issued under the 2019 Plan under any award will not be returned to the 2019 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan. Shares issuable under the 2019 Plan are authorized, but unissued, or reacquired shares of our common stock.

Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2019 Plan. Our compensation committee is expected to administer our 2019 Plan. In addition, if we determine it is desirable to qualify transactions under our 2019 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2019 Plan, the administrator has the power to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering the 2019 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2019 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2019 Plan and awards granted under it, to prescribe, amend, and rescind rules relating to our 2019 Plan, including creating sub-plans, and to modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash. The administrator’s decisions, interpretations, and other actions are final and binding on all participants to the full extent permitted by law.

Stock options. Stock options may be granted under our 2019 Plan. The exercise price of options granted under our 2019 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. However, an option may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

Stock appreciation rights. Stock appreciation rights may be granted under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock. Restricted stock may be granted under our 2019 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units. RSUs may be granted under our 2019 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares. Performance units and performance shares may be granted under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside directors. Our 2019 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) available for issuance under our 2019 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2019 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2019 Plan provides that in any given fiscal year, an outside director (i) will not be granted cash-settled awards having a grant-date fair value greater than $             , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted a cash-settled award with a grant-date fair value of up to $        ; and (ii) will not be granted stock-settled awards having a grant-date fair value greater than $            , but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted stock-settled awards having a grant-date fair value of up to $            , in each case, excluding any awards granted to him or her as a consultant (other than a director) or employee. The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2019 Plan in the future.

Non-transferability of awards. Unless the administrator provides otherwise, our 2019 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments. In the event of certain changes in our capitalization, such as an extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of our shares or other securities, issuance of warrants, or any similar equity restructuring transaction, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2019 Plan.

Dissolution or liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control. Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation, An award will be considered continued if following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If an outside director’s awards are assumed or substituted for in a merger or change in control and the service of such outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; termination. The administrator has the authority to amend, suspend or terminate our 2019 Plan provided such action does not impair the existing rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2019 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our ESPP. Our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under the ESPP will begin unless and until determined by our board of directors.

Authorized shares. A total of              shares of our common stock will be available for sale under our ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning on January 1, 2020, equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine as of no later than the last day of our immediately preceding fiscal year.

Shares issuable under the ESPP are authorized, but unissued, or reacquired shares of our common stock.

Plan administration. Our board of directors or a committee appointed by our board of directors will administer our ESPP. Our compensation committee is expected to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions, and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, prior to an enrollment date for all options granted on such enrollment date in an offering, may determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, and (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering periods; purchase periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Each offering period will include purchase periods, which will be the approximately             months in duration commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after              and              of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             . The administrator is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and automatically will be enrolled in a new offering period.

Contributions. Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of shares of our common stock during a purchase period.

Exercise of purchase right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be             % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-transferability. A participant may not transfer rights granted under our ESPP. If the administrator permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or change in control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; termination. The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2039, unless we terminate it sooner.

2014 Stock Incentive Plan

Our board of directors adopted our 2014 Stock Incentive Plan, or our 2014 Plan, and our stockholders approved the 2014 Plan in April 2014. The 2014 Plan was amended most recently in                     , 2019 and approved by stockholders most recently in                     , 2019.

The 2014 Plan provides for the discretionary grant of incentive stock options to our employees and the employees of any subsidiary of ours, and nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance units, performance shares and other incentive awards to our officers, directors, consultants and the officers, directors, consultants and employees of any subsidiary of ours.

Authorized shares. Our 2014 Plan will be terminated in connection with this offering, and no awards will be granted under the 2014 Plan after the 2014 Plan is terminated. Our 2014 Plan will continue to govern outstanding awards granted thereunder. As of March 31, 2019, options to purchase an aggregate of 33,479,206 shares of our common stock and RSUs covering an aggregate of 7,380,489 shares of our common stock remained outstanding under our 2014 Plan. Shares issuable under the 2014 Plan are authorized but unissued shares of our common stock or issued shares of our common stock reacquired by us at any time.

Plan administration. Our board of directors or the compensation committee of our board of directors, or any other committee our board of directors may appoint to administer the Plan, is the administrator of our 2014 Plan and the awards granted under it. While the 2014 Plan remains in effect and subject to the terms of our 2014 Plan, the administrator has the power and authority in its sole discretion to grant awards to eligible individuals pursuant to the terms and provisions of our 2014 Plan. The administrator has the full authority to select participants from among the eligible individuals; to determine whether and to what extent awards are to be granted to eligible individuals; to determine the number of shares to be covered by each such award granted hereunder, subject to the requirements of the 2014 Plan; to determine the terms and conditions of any award granted, to waive compliance by a participant with any obligation to be performed by him or her under any award and to waive any term or condition of any such award, subject to the terms of our 2014 Plan; to determine and interpret the terms and conditions which will govern all written agreements evidencing the awards, and to appoint such agents as it deems necessary or advisable for the proper administration of our 2014 Plan. The administrator has the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing our 2014 Plan as it deems advisable, to interpret the provisions of our 2014 Plan and the terms and conditions of any award issued, expired, terminated, cancelled or surrendered under our 2014 Plan (and any agreements relating thereto), and to otherwise supervise the administration of our 2014 Plan. All decisions made by the administrator pursuant to the provisions of our 2014 Plan and as to the terms and conditions of any award (and any agreements relating thereto) will be final and binding on all persons, including us and participants to the fullest extent permitted by law.

Awards. The administrator, in its sole discretion, establishes the terms of all awards granted under the 2014 Plan, consistent with the terms of the 2014 Plan. Each award under the 2014 Plan is evidenced by an award agreement, and contains such terms and conditions as may be authorized or approved by the administrator. Except as restricted in our 2014 Plan with respect to incentive stock options, the administrator may amend or alter the terms and conditions of any award, and of any agreement evidencing such award, prospectively or retroactively, but no such amendment or alteration shall impair the rights of any participant under such award or agreement without the consent of a majority of 2014 Plan participants.

Stock options. Stock options may be granted under our 2014 Plan. Options granted under the 2014 Plan generally must have an exercise price per share at least equal to the fair market value of a share of our common stock as of the date of grant and may have a term up to 10 years, except that with respect to an incentive stock option granted to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any parent or subsidiary, the exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date and the term must not exceed five years. The administrator generally will determine the methods of payment of the exercise price of an option. After termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the applicable award agreement. Unless otherwise provided in the applicable award agreement, options generally will terminate on the date that the participant’s service terminates. In no event may a stock option be exercised later than its maximum term. Except as may otherwise be provided in the award agreement and the 2014 Plan, the exercise of any stock option after termination of employment will not be permitted if the participant (i) directly or indirectly owns, manages, operates or controls, or participates in the ownership, management, operation or control of, or becomes employed by or connected in any manner with, any entity that is competitive with us or any of our subsidiaries or affiliates, (ii) conducts himself or herself in a manner adversely affecting us or any of our subsidiaries or affiliates, or (iii) violates any covenant with us or any of our subsidiaries or affiliates regarding confidentiality, non-competition and/or non-solicitation.

Restricted stock and restricted stock unit awards. Restricted stock and RSUs may be granted under our 2014 Plan. Restricted stock and RSUs are subject to such restrictions as the administrator determines. After the last day of the period of restriction, (i) shares of restricted stock covered by each restricted stock grant made under our 2014 Plan become transferable by the participant, subject to the award agreement covering such restricted stock, and (ii) the participant will be entitled to receive one share of our stock with respect to each RSU. During any period of restriction, to the extent provided in an applicable award agreement, a participant holding shares of restricted stock or RSUs will be entitled to receive all dividends and other distributions paid with respect to those shares or units while they are so held. If any such dividends or distributions are paid in shares of our stock, the shares shall be subject to the same restrictions on transferability as the shares of restricted stock or RSUs with respect to which they were paid.

Exchange and Substitution. The administrator may, with the participant’s consent, permit the exchange or substitution of one type of award for another type of award; provided, however, that the exercise price per share with respect to the new award shall not be less than the exercise price for the award for which such new award was exchanged or substituted. In no event shall any exchange or substitution diminish or enlarge the rights, benefits or value of an Award.

Non-transferability of awards. Except as the administrator may permit, no award granted under our 2014 Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, except as our 2014 Plan may permit, all awards granted to a participant under our 2014 Plan will be exercisable during his or her lifetime only by such participant.

Certain adjustments. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other similar change in corporate structure or capitalization affecting our common stock, the administrator may, as it determines in its sole and absolute discretion, make such equitable adjustment in the number and class of shares reserved for issuance under our 2014 Plan, the number and class of shares covered by outstanding awards or the price of shares subject to outstanding awards.

Corporate transactions. Our 2014 Plan provides that, except as determined by our board of directors or as otherwise provided in an award agreement, in the event of a change in control, as defined under our 2014 Plan, there will be no acceleration of the vesting of stock-based awards granted under the Plan, and the administrator is authorized to take any one or more of the following actions whenever the administrator determines that such action is appropriate in order to facilitate a change in control: (i) to provide for either (A) termination of any such award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion having an aggregate value not exceeding the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; (ii) to provide that such award be assumed or substituted for; or (iii) take any other action that the administrator deems appropriate. A pre-condition to the receipt of such payments with respect to awards in a change in control will be a participants delivery and non-revocation of a commercially reasonable general release for the benefit of us and our affiliates within 30 days of the closing of the change in control or such date as may otherwise be provided in an applicable award agreement.

Amendment; termination. The administrator may terminate our 2014 Plan or any portion thereof at any time and may amend or modify our 2014 Plan from time to time as the administrator may deem advisable so that any awards thereunder conform to any change in applicable laws or regulations or in any other respect the administrator may deem to be in our best interests. However, no amendment, alteration, or discontinuation of our 2014 Plan will be made (i) which would impair the rights of participants under any award without the consent of a majority of the participants or (ii) as otherwise specified in our 2014 Plan. Upon a change in control and upon the payment of any amounts payable to participants, our board of directors may terminate our 2014 Plan in its entirety. As noted above, no further awards will be granted under the 2014 Plan after it is terminated in connection with this offering. However, all awards outstanding under the 2014 Plan will continue to be governed by their existing terms.

2008 Stock Incentive Plan

Our board of directors adopted our 2008 Stock Incentive Plan, or our 2008 Plan, in November 2008 and our stockholders approved the 2008 Plan in December 2008. The 2008 Plan was amended most recently in             , 2019 and approved by stockholders most recently in                , 2019.

Our 2008 Plan provided for the discretionary grant of stock options, restricted stock awards, and other stock awards to our or our affiliates’ employees, consultants, and directors, as well as our or our affiliates’ prospective employees, consultants, and directors, provided that incentive stock options were permitted to be granted only to our employees or employees of any of our parent or subsidiaries.

Authorized shares. Following the effective date of our 2014 Plan, no additional stock awards may be granted under our 2008 Plan. However, from and after such date, all outstanding stock awards granted under our 2008 Plan remain subject to the terms of the 2008 Plan. As of March 31, 2019, options to purchase an aggregate of 1,918,100 shares of our common stock remained outstanding under our 2008 Plan. Shares issuable under the 2008 Plan are authorized but unissued, or reacquired shares of our common stock.

Plan administration. Our board of directors, or, if so appointed by our board of directors, the compensation committee of our board or directors or other committee of the board of directors duly appointed to administer the 2008 Plan, administers our 2008 Plan and the awards granted under it. The administrator has the full and final power and authority, in its discretion, to determine the fair market value of shares of stock or other property; to determine the terms, conditions and restrictions applicable to each award (which need not be identical) and any shares acquired upon the exercise and/or vesting thereof; to amend, modify, extend, cancel, or renew any award or to waive any restrictions or conditions applicable to any award or any shares acquired upon the exercise thereof, provided that no such amendment, modification, extension or cancellation may adversely affect a participant’s award without his or her consent; to accelerate, continue, extend or defer the exercisability and/or vesting of any award, including with respect to the period following a participant’s termination of service with us; to prescribe, amend or rescind rules, guidelines and policies relating to the 2008 Plan, or to adopt supplements to, or alternative versions of, the 2008 Plan; and to correct any defect, supply any omission or reconcile any inconsistency in the 2008 Plan or any award agreement and to make all other determinations and take such other actions with respect to the 2008 Plan or any award as the administrator may deem advisable to the extent not inconsistent with the provisions of the 2008 Plan or applicable law. All interpretations and determinations made by the administrator under the 2008 Plan will be final and binding on all persons having an interest in the 2008 Plan or applicable award, to the fullest extent permitted by law.

Our 2008 Plan provides that, at any time that any class of our equity security is registered pursuant to Section 12 of the Securities Exchange Act of 1934, it will be administered in compliance with the requirements, if any, of Rule 16b-3 and all other applicable laws including any required blackout periods. At any time we are required to comply with Securities Regulation BTR, all transactions under our 2008 Plan respecting our securities will comply with Securities Regulation BTR and our insider trading policies, as revised from time to time, or such other similar policies of ours.

Awards. The administrator, in its sole discretion, established the terms of all awards granted under our 2008 Plan, consistent with the terms of the 2008 Plan. Each participant to whom an award was granted was required to enter into an award agreement with us, in a form provided by the administrator. The award agreement contains specific terms as determined by the administrator, in its discretion, with respect to the particular award. Such terms need not be uniform among all participants or any similarly-situated participants.

Stock options. Stock options could be granted under our 2008 Plan. Stock options granted under the 2008 Plan generally must have an exercise price per share at least equal to the fair market value of a share of our common stock as of the date of grant and may not have a term exceeding 10 years, except that with respect to an incentive stock option granted to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any parent or subsidiary, the exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date and the term must not exceed five years. Additionally, no stock option granted to a prospective employee, consultant or director could become exercisable prior to such person’s commencement of services with us. The administrator determined the methods of payment of the exercise price of an option. After termination of service of an employee, director or consultant, he or she may exercise the vested portion of his or her option for the period of time as specified in the applicable award agreement. Unless otherwise provided in the applicable award agreement, options generally will: remain exercisable (to the extent vested) for three months following service termination, unless such termination is as a result of death or disability, in which case options will remain exercisable (to the extent vested) for thirty days following service termination; terminate immediately upon termination of service for cause; and upon a change in control, as defined under our 2008 Plan, after an initial public offering of our stock, to the extent vested, unexercised and exercisable on the date on which a participant’s service terminated without cause, be exercisable at any time prior to the expiration of three months after the termination of service. However, in no event may an option be exercised later than its maximum term to expiration.

Non-transferability of awards. An award is exercisable only by the participant or the participant’s guardian or legal representative during the lifetime of the participant. An award may be assignable or transferable by a participant only by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and only if permitted by the applicable award agreement. At the administrator’s discretion, a nonstatutory stock option may be assignable or transferable subject to applicable limitations.

Certain adjustments. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, appropriate adjustments will be made in the number and class of shares subject to any outstanding awards and in the exercise price per share of any outstanding awards and with respect to options, if applicable, in accordance with certain applicable tax rules. If a majority of the shares which are of the same class as the shares that are subject to outstanding awards are exchanged for, converted into, or otherwise become (whether or not pursuant to a change in control) shares of another company, the administrator may, in its sole discretion, unilaterally amend the outstanding awards to provide that such awards are exercisable for such new shares, subject to the requirements of the Plan.

Corporate transactions. In addition to the adjustment provisions described above, our 2008 Plan provides that, upon a change in control after an initial public offering, the exercisability and vesting of an option and any shares acquired upon the exercise thereof will be accelerated effective as of the date on which a participant’s service terminated to such extent, if any, as determined by the administrator, in its discretion, and set forth in the award agreement evidencing such option.

Amendment; termination. The administrator may amend the 2008 Plan at any time. The 2008 Plan was terminated in connection with the adoption of the 2014 Plan. However, no termination or amendment of the 2008 Plan will affect any then outstanding award unless expressly provided by the administrator and no termination or amendment of the 2008 Plan may adversely affect any then outstanding award without the consent of the participant, unless such termination or amendment is required to enable an award designated as an incentive stock option to qualify as an incentive stock option, or is necessary to comply with any applicable law, regulation or rule.

Executive Incentive Compensation Plan

Prior to the completion of this offering, our board of directors intends to adopt our Executive Incentive Compensation Plan, or Bonus Plan. The Bonus Plan will be administered by a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation committee will be the administrator of the Bonus Plan. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, determined by our compensation committee, based upon performance goals established by our compensation committee. Our compensation committee, in its sole discretion, will establish a target award for each participant under the Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as our compensation committee determines to be appropriate.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our compensation committee, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Bonus Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as our compensation committee determines. The performance goals may differ from participant to participant and from award to award. Our compensation committee also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the compensation committee’s sole discretion.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by our compensation committee. Our compensation committee has the right, in its sole discretion, to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as our compensation committee determines in its sole discretion. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but no later than the dates set forth in the Bonus Plan.

Our board of directors will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified retirement savings plan, or the 401(k) plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. Participants in our 401(k) plan are able to defer up to 95% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Redeemable Convertible Preferred Stock Financings

Series E Redeemable Convertible Preferred Stock Financing

In April 2018, we sold an aggregate of 25,310,962 shares of our Series E redeemable convertible preferred stock at a purchase price of $4.1484 for an aggregate purchase price of $105.0 million, pursuant to our Series E redeemable convertible preferred stock financing. Each share of our Series E redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the closing of this offering. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Kinnevik Online AB(1)	9,968,201	$41,352,085
Entities Affiliated with General Catalyst(2)	7,713,817	$31,999,998
Entities Affiliated with 7WireVentures(3)	1,898,423	$7,875,418
Merck Global Health Innovation Fund, LLC(4)	1,617,821	$6,711,369
KPCB Holdings, Inc., as nominee(5)	24,106	$100,001

(1)	Christopher Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik Online AB.
(2)

Affiliates of General Catalyst holding our securities whose shares are aggregated for purposes of reporting share ownership information are General Catalyst Group VIII, L.P. and General Catalyst Group VIII, Supplemental, L.P. Hemant Taneja, a member of our board of directors, is a Managing Director at General Catalyst. Affiliates of General Catalyst hold more than 5% of our outstanding capital stock.

(3)

Affiliates of 7WireVentures holding our securities whose shares are aggregated for purposes of reporting share ownership information are 7WireVentures Fund, L.P., 7WireVentures LLC—Series Livongo E and 7WireVentures Wanxiang Strategic Fund I, LLC. Glen Tullman, a member of our board of directors and our Executive Chairman, and Lee Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures.

(4)	Merck Global Health Innovation Fund, LLC holds more than 5% of our outstanding capital stock.
(5)	KPCB Holdings, Inc., as nominee, holds more than 5% of our outstanding capital stock.

Series D Redeemable Convertible Preferred Stock Financing

In March 2017, we sold an aggregate of 23,547,874 shares of our Series D redeemable convertible preferred stock at a purchase price of $2.2295 for an aggregate purchase price of $52.5 million, pursuant to our Series D redeemable convertible preferred stock financing. Each share of our Series D redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the closing of this offering. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
Kinnevik Online AB(1)	5,606,638	$12,499,999
General Catalyst Group VI, L.P.(2)	4,485,310	$9,999,999
Merck Global Health Innovation Fund, LLC(3)	1,433,056	$3,194,998
KPCB Holdings, Inc., as nominee(4)	44,853	$100,000

(1)	Christopher Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik Online AB.
(2)	Hemant Taneja, a member of our board of directors, is a Managing Director at General Catalyst. General Catalyst Group VI, L.P. and its affiliates hold more than 5% of our outstanding capital stock.
(3)	Merck Global Health Innovation Fund, LLC holds more than 5% of our outstanding capital stock.
(4)	KPCB Holdings, Inc., as nominee, holds more than 5% of our outstanding capital stock.

Series C Redeemable Convertible Preferred Stock Financing

In April 2016, we sold an aggregate of 29,713,664 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.6659 for an aggregate purchase price of $49.5 million, pursuant to our Series C redeemable convertible preferred stock financing. Each share of our Series C redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the closing of this offering. The following table summarizes purchases of our Series C redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series C Redeemable Convertible Preferred Stock	Total Purchase Price
Merck Global Health Innovation Fund, LLC(1)	9,004,141	$14,999,998
General Catalyst Group VI, L.P.(2)	2,251,035	$3,749,999
KPCB Holdings, Inc., as nominee(3)	600,276	$1,000,000

(1)	Merck Global Health Innovation Fund, LLC holds more than 5% of our outstanding capital stock.
(2)	Hemant Taneja, a member of our board of directors, is a Managing Director at General Catalyst. General Catalyst Group VI, L.P. and its affiliates hold more than 5% of our outstanding capital stock.
(3)	KPCB Holdings, Inc., as nominee holds more than 5% of our outstanding capital stock.

Secondary Transactions

In December 2016 and December 2017, certain of our stockholders sold an aggregate of 1,448,196 shares of our common stock for aggregate proceeds of $1.3 million. The purchasers included certain of our stockholders, including an aggregate of $0.9 million in shares purchased by an entity affiliated with General Catalyst, an entity affiliated with 7WireVentures, and Kinnevik Online AB, who each hold more than 5% of our outstanding capital stock. Hemant Taneja, a member of our board of directors, is affiliated with General Catalyst. Glen Tullman, a member of our board of directors and our Executive Chairman, and Lee Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. Christopher Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik Online AB. We waived our transfer restrictions in our bylaws in connection with these sales, and we waived our right of first refusal in connection with certain of these sales.

In December 2018, an aggregate of 4,392,500 shares of our common stock, Series A redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock were purchased pursuant to a third-party tender offer for aggregate proceeds of $16.4 million from certain entities associated with our employees and directors, including sales by Jennifer Schneider, our President, for aggregate proceeds of $0.2 million, by James Pursley, our Chief Commercial Officer, for aggregate proceeds of $0.3 million, and by individuals and entities that invested in 7WireVentures, which holds more than 5% of our outstanding capital stock, through a Livongo-specific fund for aggregate proceeds of $5.2 million. The purchasers included certain of our stockholders, including an aggregate of $14.6 million in shares purchased by Kinnevik Online AB and an entity affiliated with 7WireVentures, who each hold more than 5% of our outstanding capital stock. Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. We waived our transfer restrictions in our bylaws and our right of first refusal in connection with this third-party tender offer.

See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Leased Property

In March 2017, 7Wire Ventures, LLC, an entity affiliated with 7WireVentures, assigned its commercial lease for an office facility in Chicago, Illinois to us. 7WireVentures is a holder of more than 5% of our outstanding capital stock, and Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. In connection with this lease assignment, we assumed all rights and obligations under the original lease agreement. In addition, we entered into a sublease, which commenced in September 2017, with 7wire Management, LLC, another entity affiliated with 7WireVentures, pursuant to which 7wire Management, LLC will sublease a portion of such office facility. Pursuant to the terms of our sublease agreement with 7wire Management, LLC for this property, the aggregate total monthly payment by 7wire Management, LLC for the first year of the sublease term was approximately $3,608. The total monthly payment payable by 7wire Management, LLC is calculated based on its pro rata usage of the facilities, multiplied by the market price of the lease. The aggregate monthly payment by 7wire Management, LLC is adjusted annually pursuant to the terms of the sublease agreement. The term of the sublease expires on December 28, 2024.

In January 2019, 7wire Management, LLC assigned its commercial lease for an office facility in Chicago, Illinois to us. In connection with this lease assignment, we assumed all rights and obligations under the original lease agreement. In addition, we entered into a sublease, which commenced in February 2019, with 7wire Management, LLC, pursuant to which 7wire Management, LLC will sublease a portion of such office facility. Pursuant to the terms of our sublease agreement with 7wire Management, LLC for this property, the aggregate total monthly payment by 7wire Management, LLC for the first year of the sublease term will be approximately $5,532. The total monthly payment payable by 7wire Management, LLC is calculated based on its pro rata usage of the facilities, multiplied by the market price of the lease. The aggregate monthly payment by 7wire Management, LLC will be adjusted annually pursuant to the terms of the sublease agreement. The term of the sublease expires on December 31, 2024.

Commercial Arrangements

During 2017, the Company had a shared services arrangement with 7WireVentures pursuant to which it received financial, legal and administrative services, for which it paid $0.3 million. 7WireVentures is a holder of more than 5% of our outstanding capital stock, and Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. We ceased this arrangement in the first half of 2018.

From time to time, we do business with other companies affiliated with our stockholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis. An affiliate of Merck Global Innovation Fund, LLC, who holds more than 5% of our outstanding capital stock, is a client of ours through one of our channel partners. During 2017 and 2018, we recorded revenue of $0.2 million and $0.4 million, respectively, from this affiliate.

Fourth Amended and Restated Investors’ Rights Agreement

We are party to our Fourth Amended and Investors’ Rights Agreement, or IRA, dated as of April 10, 2018, which provides, among other things, that certain holders of our capital stock, including entities affiliated with each of 7WireVentures and General Catalyst, as well as Kinnevik Online AB, KPCB Holdings, Inc., as nominee, and Merck Global Health Innovation Fund, LLC, be covered by a registration statement that we are otherwise filing. Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. Mr. Taneja, a member of our board of directors, is affiliated with General Catalyst. Mr. Taranto, a former member of our board of directors, is affiliated with Merck Global Health Innovation Fund, LLC. Mr. Bischoff, a member of our board of directors, is affiliated with Kinnevik Online AB. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Fourth Amended Right of First Refusal and Co-Sale Agreement

We are party to our Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 10, 2018, which provides, among other things, that certain holders of our capital stock , including Kinnevik Online AB, KPCB Holdings, Inc., as nominee, Merck Global Health Innovation Fund, LLC, and entities affiliated with each of General Catalyst and 7WireVentures, who each hold more than 5% of our outstanding capital stock, have rights of first refusal and co-sale with respect to certain sales of securities by our certain holders of our capital stock. Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. Mr. Taneja, a member of our board of directors, is affiliated with General Catalyst. Mr. Taranto, a former member of our board of directors, is affiliated with Merck Global Health Innovation Fund, LLC. Mr. Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik Online AB. These rights will terminate immediately prior to the completion of this offering.

Fourth Amended and Restated Voting Agreement

We are party to our Fourth Amended and Restated Voting Agreement, or the Voting Agreement, dated as of April 10, 2018, under which certain holders of our capital stock, including Kinnevik Online AB, KPCB Holdings, Inc., as nominee, Merck Global Health Innovation Fund, LLC, and entities affiliated with each of General Catalyst and 7WireVentures, who each hold more than 5% of our outstanding capital stock, have agreed to vote their shares of our capital stock on certain stock on certain matters, including with respect to the election of directors. Mr. Tullman, our Executive Chairman and a member of our board of directors, and Mr. Shapiro, our Chief Financial Officer, are managing partners at 7WireVentures. Mr. Taneja, a member of our board of directors, is affiliated with General Catalyst. Mr. Taranto, a former member of our board of directors, is affiliated with Merck Global Health Innovation Fund, LLC. Mr. Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik Online AB. Immediately prior to the completion of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2018 Year-End” and “Management—Non-Employee Director Compensation” for a description of these options and RSUs.

We have entered into offer letters, employment agreements, and change in control arrangements with certain of our executive officers that, among other things, provide for certain compensation, termination, severance, and change in control benefits. See the section titled “Executive Compensation—Named Executive Officer Offer Letters” for more information regarding these agreements.

Other than as described above under this section, since January 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. Some of our directors who are affiliated with venture capital firms also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds, or the Fund Indemnitors. We have agreed to indemnify the Fund Indemnitors to the extent of any claims asserted against the Fund Indemnitors that arise solely from the status or conduct of these directors in their capacity as directors of us. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 30, 2019, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise by the underwriters of their over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 156,580,657 shares of our common stock outstanding as of April 30, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their over-allotment option. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 30, 2019, or issuable pursuant to RSUs which are subject to vesting conditions expected to occur within 60 days of April 30, 2019, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Livongo Health, Inc., 150 West Evelyn Avenue, Suite 150, Mountain View, California 94041.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After to the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
Named Executive Officers and Directors:
Glen E. Tullman(1)
Held by Mr. Tullman as an individual	7,509,188	4.6
Held by entities affiliated with 7WireVentures	11,282,535	7.2
Total	18,791,723	11.8
Jennifer Schneider(2)	1,407,086	*
James Pursley(3)	871,558	*
Zane Burke(4)	1,964,603	1.3
Christopher Bischoff(5)	—
Karen L. Daniel	—
Philip D. Green(6)	106,250	*
Hemant Taneja(7)	—
Sandra Fenwick	—
All executive officers and directors as a group (10 persons)(8)	24,823,849	15.9
5% Stockholders:
Entities affiliated with General Catalyst(9)	40,200,255	25.7
Kinnevik Online AB(10)	19,024,267	12.2
KPCB Holdings, Inc., as nominee(11)	14,071,665	9.0
Merck Global Health Innovation Fund, LLC(12)	12,055,018	7.7
Entities affiliated with 7WireVentures(13)	11,282,535	7.2

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Includes (i) 600,327 shares held of record by Mr. Tullman; (ii) 6,908,961 shares subject to options exercisable within 60 days of April 30, 2019; and (iii) 11,282,535 shares disclosed in footnote (13) below which are held of record by entities affiliated with 7WireVentures. Excludes 2,805,643 shares subject to options which vest subject to service-based and performance-based vesting conditions that will not be satisfied within 60 days of April 30, 2019.

(2)

Includes 1,407,086 options exercisable within 60 days of April 30, 2019. Excludes 310,000 shares subject to an RSU which vests subject to service-based and performance-based vesting conditions that will not be satisfied within 60 days of April 30, 2019.

(3)	Includes (i) 97,600 shares held of record by Mr. Pursley and (ii) 773,958 shares subject to options exercisable within 60 days of April 30, 2019.
(4)	All of the shares held by Mr. Burke are subject to repurchase upon the occurrence of certain events.
(5)

Mr. Bischoff, a member of our board of directors, is a Senior Investment Director at Kinnevik AB. Mr. Bischoff disclaims beneficial ownership of all shares held by Kinnevik Online AB referred to in footnote (10) below.

(6)	Includes 106,250 subject to options exercisable within 60 days of April 30, 2019.
(7)

Mr. Taneja, a member of our board of directors, is a Managing Director at General Catalyst. Mr. Taneja disclaims beneficial ownership of all shares held by the General Catalyst entities referred to in footnote (9) below.

(8)

Includes (i) 15,627,694 shares of common stock beneficially owned by our executive officers and directors and (ii) 9,196,155 shares subject to options exercisable within 60 days of April 30, 2019. Excludes 5,402,746 shares subject to options and RSUs which vest subject to service-based and performance-based vesting conditions that will not be satisfied within 60 days of April 30, 2019.

(9)

Consists of (i) 32,486,438 shares held of record by General Catalyst Group VI, L.P., or GC Group VI LP; (ii) 1,928,454 shares held of record by General Catalyst Group VIII, L.P., or GC Group VIII LP; and (iii) 5,785,363 shares held of record by General Catalyst Group VIII Supplemental, or GC Group VIII Supplemental. General Catalyst GP VI, LLC, or GP VI LLC, is the general partner of GC Partners VI, L.P., or GP VI LP, which is the general partner of GC Group VI. General Catalyst GP VIII, LLC, or GP VIII LLC, is the general partner of General Catalyst Partners VIII, L.P., or GP VIII LP, which is the general partner of General Catalyst Group VIII, L.P. and GC Group VIII Supplemental. General Catalyst Group Management, LLC, or GCGM, is the manager of each of GP VI LLC and GP VIII LLC. General Catalyst Group Management Holdings, L.P., or GCGMH, is the manager of GCGM. General Catalyst Group Management Holdings GP, LLC, or GCGMH LLC, is the general partner of GCGMH. Each of Kenneth Chenault, Joel Cutler, David Fialkow and Hemant Taneja, a member of our board of directors, is a Managing Director at GCGMH LLC and shares voting and investment power over the shares held by GC Group VI, GC Group VIII and GC Group VIII Supplemental. Each of Mr. Chenault, Mr. Cutler, Mr. Fialkow and Mr. Taneja disclaim beneficial ownership of the shares listed here. The address for these entities is 20 University Road, 4th Floor, Cambridge, MA 02138.

(10)

Consists of 19,024,267 shares held of record by Kinnevik Online AB, a wholly owned subsidiary of Kinnevik AB, a publicly traded company. The address for these entities is Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(11)

Consists of (i) 13,605,893 shares held by Kleiner Perkins Caufield & Byers XVI, LLC (KPCB XVI) and (ii) 465,772 shares held by KPCB XVI Founders Fund, LLC (KPCB XVI FF). All shares are held for convenience in the name of KPCB Holdings, Inc., as nominee for the accounts of such entities. The managing member of KPCB XVI and KPCB XVI FF is KPCB XVI Associates, LLC (KPCB XVI Associates). Beth Seidenberg, L. John Doerr, Randy Komisar, Theodore E. Schlein and Wen Hsieh, the managing members of KPCB XVI Associates, exercise shared voting and dispositive control over the shares held by KPCB XVI and KPCB XVI FF. The address for these entities is c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, California 94025.

(12)

Consists of 12,055,018 shares held of record by Merck Global Health Innovation Fund, LLC, a wholly owned subsidiary of Merck Sharp & Dohme Corp., a wholly owned subsidiary of Merck & Co., Inc., a publicly traded company. The address for these entities is 2000 Galloping Hill Road, Kenilworth, New Jersey 07033.

(13)

Consists of (i) 6,747,975 shares held of record by 7Wire Ventures LLC—Series EosHealth; (ii) 570,262 shares held of record by 7Wire Ventures LLC—Series Livongo C; (iii) 723,436 shares held of record by 7Wire Ventures LLC—Series Livongo D; (iv) 801,057 shares held of record by 7Wire Ventures LLC—Series Livongo E, collectively, the 7Wire Series; (v) 2,319,805 shares held of record by 7Wire Ventures Fund, L.P., or 7Wire LP; and (vi) 120,000 shares held of record by 7Wire Ventures Wainxiang Innovation Fund LLC, or 7Wire Wainxiang. 7Wire Management, LLC, or 7Wire Management serves as the Manager of 7Wire LP and 7Wire Wainxiang. As the Managers of 7Wire Series and 7Wire Management, Robert Garber, Lee Shapiro, our Chief Financial Officer, and Glen Tullman, our Executive Chairman and a member of our board of directors, share voting and dispositive power with respect to the shares held of record by 7Wire Series, 7Wire LP and 7Wire Wainxiang. The address for these entities is 444 N Michigan Avenue, Chicago, Illinois 60611.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and fourth amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of capital stock, $0.001 par value per share, of which:

•	900,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of March 31, 2019, there were 156,466,907 shares of common stock outstanding, held by 124 stockholders of record, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock effective immediately prior to the completion of this offering. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine. See the section titled “Dividend Policy” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding, assuming the automatic conversion of 117,231,018 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of common stock effective immediately prior to the completion of this offering. Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2019, we had outstanding options to purchase an aggregate of 31,561,106 shares of our common stock, with a weighted-average exercise price of $0.93, pursuant to our 2014 Plan. As of March 31, 2019, we had outstanding options to purchase an aggregate of 1,918,100 shares of our common stock, with a weighted-average exercise price of $0.37, pursuant to our 2008 Plan.

RSUs

As of March 31, 2019, we had 7,380,489 shares of our common stock subject to RSUs outstanding pursuant to our 2014 Plan.

Warrants

As of March 31, 2019, we had outstanding warrants to purchase up to 1,570,003 shares of our common stock with a weighted-average exercise price of $1.05 per share.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We, along with certain holders of our common stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In addition, in connection with each demand registration and piggyback registration, we will reimburse holders for the reasonable fees and disbursements of one counsel chosen by a majority of the securities included in such registration, not to exceed $50,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriters” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to 130,570,245 shares of our common stock will be entitled to certain demand registration rights (assuming automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the closing of this offering). At any time beginning 180 days after the effective date of this offering, the holders of at least 25% of shares of our common stock then outstanding can request that we register the offer and sale of their shares in an underwritten offering (or a lesser percent if the anticipated offering price, net of underwriting discounts and commissions, would exceed $20,000,000). We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to 130,570,245 shares of our common stock (assuming automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the closing of this offering) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our employees or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (2) a registration relating solely to a transaction covered by Rule 145 promulgated under the Securities Act; (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares; or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to 130,570,245 shares of our common stock (assuming automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the closing of this offering) may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is made by holders of at least 15% of shares of our common stock then outstanding and covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $3,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of Charter and Bylaws Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws would require approval by holders of at least 66% of our then outstanding capital stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be              . The transfer agent and registrar’s address is                     .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions-Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on Nasdaq under the symbol “LVGO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2019, we will have a total of                shares of common stock outstanding, after giving effect to the automatic conversion of 117,231,018 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of common stock immediately prior to the closing of this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market-standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and the provisions of our IRA described above under the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriters” below, additional shares of capital stock will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

In connection with this offering, we, our executive officers, directors, and certain other holders of our capital stock and securities convertible into or exchangeable for our capital stock are subject to market standoff agreements with us or have agreed or will agree to enter into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock for a period of 180 days after the date of this prospectus. See the section titled “Underwriters” for additional information.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the IRA and our standard form of option agreement and common stock purchase agreement, that certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

We will also enter into a lock-up agreement with the underwriters under which we will agree not to sell any of our stock for 180 days following the date of this prospectus, subject to certain exceptions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market-standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to the IRA, the holders of up to 130,570,245 shares of our common stock (assuming automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the closing of this offering), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans and the equity compensation plans we assumed in connection with certain of our acquisitions. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the United States Internal Revenue Service, or IRS, has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary applies only to common stock acquired in this offering by certain non-U.S. holders. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or governmental organizations;

•	tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code;

•	persons that own or have owned (actually or constructively) more than five percent of our common stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors about the particular U.S. federal income tax consequences to them of acquiring, holding and disposing of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder of our common stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us, or our paying agent, with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from the 30% withholding tax if you satisfy applicable certification and disclosure requirements. In order to obtain this exemption, you must provide us, or our paying agent, with an IRS

Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your U.S. taxpayer identification number; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, earnings and profits (including any dividends you receive) which are attributable to income which is effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own (actually or constructively) more than 5% of our common stock at any time during the foregoing period.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC. If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of distributions paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of distributions or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, collectively, FATCA, generally imposes withholding tax at a rate of 30% on dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution” (as specially defined under these rules), such foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies and provides certain information with respect to its direct or indirect “substantial United States owners” (as specially defined under these rules) or certifies that there are none, or (iii) the foreign entity otherwise establishes an exemption from FATCA. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations which, if finalized in their present form, would eliminate the withholding provisions under FATCA with respect to gross proceeds from a sale or other disposition of our common stock; the U.S. Treasury has provided that such proposed regulations may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Piper Jaffray & Co.
SVB Leerink LLC
Canaccord Genuity LLC
KeyBanc Capital Markets Inc.
Needham & Company, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have also agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on Nasdaq under the trading symbol “LVGO.”

We and all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	submit or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to:

•	transfers of our common stock acquired in open market transactions after the completion of this offering;

•

transfers of our common stock as bona fide gifts, provided no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period and shall not involve a disposition for value;

•

distributions of our common stock to partners or stockholders of the securityholder, members, beneficiaries or other equity holders, or to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the securityholder, or to any investment fund or other entity controlled or managed by the securityholder, provided no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period and shall not involve a disposition for value;

•

transfers of our common stock to an immediate family member or to certain trusts, or transfers of our common stock in any transaction not involving a change in beneficial ownership, provided no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period and shall not involve a disposition for value;

•

transfers of our common stock by will or intestate succession upon death, provided no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period and shall not involve a disposition for value;

•

transfers of our common stock to us in connection with the “net” or “cashless” exercise or settlement of stock options, warrants or other equity awards pursuant to an to an equity incentive plan described in this prospectus, provided that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made within 30 days following the date of the final prospectus;

•

transfers of our common stock to us pursuant to any contractual arrangement that provides us with an option to repurchase common stock described in this prospectus in connection with the termination of services of such securityholder, provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made within 60 days after such termination of services;

•

transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction involving a change of control that is approved by our board of directors, provided any required filing or other public announcement under Section 16(a) of the Exchange Act or otherwise shall clearly indicate in the footnotes regarding the circumstances of such transfer;

•

transfers of our common stock in connection with the conversion of our outstanding convertible preferred stock into common stock prior to or in connection with the closing of this offering, provided any required filing or other public announcement under Section 16(a) of the Exchange Act or otherwise shall clearly indicate in the footnotes regarding the circumstances of such transfer;

•

transfers of our common stock by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided any required filing or other public announcement under Section 16(a) of the Exchange Act or otherwise shall clearly indicate in the footnotes regarding the circumstances of such transfer;

•

the receipt from us of our common stock in connection with the exercise of options or vesting and settlement of restricted stock units or other rights granted under a stock incentive plan or other equity award plan, provided any common stock issued shall remain subject to the lock-up agreement, no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made within 30 days following the date of the final prospectus; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided such plan does not provide for the transfer of common stock during the restricted period and any required filing or other public announcement under Section 16(a) of the Exchange Act or otherwise shall indicate in the footnotes that no transfers are to be made under the plan during the restricted period.

Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Russia

Under Russian law, shares of common stock may be considered securities of a foreign issuer. Neither we, nor this prospectus, nor shares of our common stock have been, or are intended to be, registered with the Central Bank of the Russian Federation under the Federal Law No. 39-FZ “On Securities Market” dated April 22, 1996 (as amended, the “Russian Securities Law”), and none of the shares of our common stock are intended to be, or may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for reoffering or re-sale, directly or indirectly, in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

The information provided in this prospectus does not constitute any representation with respect to the eligibility of any recipients of this prospectus to acquire shares of our common stock under the laws of the Russian Federation, including, without limitation, the Russian Securities Law and other applicable legislation.

This prospectus is not to be distributed or reproduced (in whole or in part) in the Russian Federation by the recipients of this prospectus. Recipients of this prospectus undertake not to offer, sell or deliver, directly or indirectly, or offer or sell to any person for reoffering or re-sale, directly or indirectly, shares of our common stock in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

Recipients of this prospectus understand that respective receipt/acquisition of shares of our common stock is subject to restrictions and regulations applicable from the Russian law perspective.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(a)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(b)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented Cooley LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Retrofit Inc. as of April 15, 2018 and for the period January 1, 2018 to April 15, 2018 included in this prospectus have been audited by CJBS, LLC, an independent accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm, given on the authority of experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.livongo.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

LIVONGO HEALTH, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Livongo Health, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Livongo Health, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
May 10, 2019

We have served as the Company’s auditor since 2016.

LIVONGO HEALTH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		March 31, 2019	Pro Forma March 31, 2019
	2017	2018
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$61,243	$108,928	$54,996
Accounts receivable, net of allowance for doubtful accounts of $51, $575, and $691 as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively	7,517	16,623	29,779
Inventories	2,915	8,934	8,462
Deferred costs, current	2,841	6,022	9,341
Restricted cash, current	50	—	—
Prepaid expenses and other current assets	1,293	4,935	7,248

Total current assets	75,859	145,442	109,826
Property and equipment, net	2,059	5,837	6,843
Restricted cash, noncurrent	230	179	179
Goodwill	2,486	15,709	35,794
Intangible assets, net	166	5,154	18,490
Deferred costs, noncurrent	1,153	2,447	4,749
Other noncurrent assets	92	5,485	5,956

TOTAL ASSETS	$82,045	$180,253	$181,837

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$3,253	$6,377	$9,615
Accrued expenses and other current liabilities	6,094	16,152	22,934
Deferred acquisition related payments	2,000	—	—
Deferred revenue, current	987	1,614	3,035
Advance payments from partner, current	200	293	157

Total current liabilities	12,534	24,436	35,741
Deferred revenue, noncurrent	257	437	491
Advance payment from partner, noncurrent	3,569	6,432	6,432
Other noncurrent liabilities	76	3,825	3,170

TOTAL LIABILITIES	16,436	35,130	45,834
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, par value of $0.001 per share; 91,920, 117,231, and 117,231 shares authorized, issued, and outstanding as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively; aggregate liquidation preference of $132,650, $237,650, and $237,650 as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively; no shares issued and outstanding as of March 31, 2019, pro forma (unaudited)	132,017	236,929	236,970	$—

Stockholders’ (deficit) equity:
Common stock, par value of $0.001 per share; 169,500, 198,500, and 203,500 shares authorized as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively; 34,060, 35,381, and 39,236 shares issued and outstanding as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively; 156,467 shares issued and outstanding as of March 31, 2019, pro forma (unaudited)	34	35	39	156
Additional paid-in capital	13,789	21,772	27,567	267,797
Accumulated deficit	(80,231)	(113,613)	(128,573)	(131,950)

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(66,408)	(91,806)	(100,967)	136,003

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ (DEFICIT) EQUITY	$82,045	$180,253	$181,837	$136,003

The accompanying notes are an integral part of these consolidated financial statements.

LIVONGO HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Revenue	$30,850	$68,431	$12,462	$32,061
Cost of revenue	8,312	20,269	3,104	10,140

Gross profit	22,538	48,162	9,358	21,921

Operating expenses:
Research and development	12,028	24,861	4,148	8,994
Sales and marketing	16,502	36,433	5,611	14,949
General and administrative	11,050	23,063	3,943	14,114
Change in fair value of contingent consideration	—	(1,200)	—	674

Total operating expenses	39,580	83,157	13,702	38,731

Loss from operations	(17,042)	(34,995)	(4,344)	(16,810)
Other income, net	123	1,641	136	462

Loss before provision for income taxes	(16,919)	(33,354)	(4,208)	(16,348)
Provision for (benefit from) income taxes	(61)	28	7	(1,388)

Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)

Accretion of redeemable convertible preferred stock	(143)	(162)	(37)	(41)

Net loss attributable to common stockholders	$(17,001)	$(33,544)	$(4,252)	$(15,001)

Net loss per share attributable to common stockholders, basic and diluted	$(0.59)	$(1.01)	$(0.13)	$(0.41)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	28,885	33,147	32,412	36,414

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.23)		$(0.10)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		143,514		153,756

The accompanying notes are an integral part of these consolidated financial statements.

LIVONGO HEALTH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2017	68,372	$79,528	28,466	$28	$10,438	$(63,373)	$(52,907)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $154	23,548	52,346	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	143	—	—	(143)	—	(143)
Exercise of common stock warrants	—	—	723	1	285	—	286
Issuance of common stock upon exercise of stock options	—	—	2,744	3	1,066	—	1,069
Issuance of restricted stock awards	—	—	2,127	2	(2)	—	—
Stock-based compensation expense	—	—	—	—	2,145	—	2,145
Net loss	—	—	—	—	—	(16,858)	(16,858)

Balance as of December 31, 2017	91,920	132,017	34,060	34	13,789	(80,231)	(66,408)

Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $250	25,311	104,750	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	162	—	—	(162)	—	(162)
Issuance of common stock upon exercise of stock options, net	—	—	2,828	3	1,655	—	1,658
Cancellation of restricted stock awards	—	—	(1,507)	(2)	2	—	—
Stock-based compensation expense	—	—	—	—	6,488	—	6,488
Net loss	—	—	—	—	—	(33,382)	(33,382)

Balance as of December 31, 2018	117,231	$236,929	35,381	$35	$21,772	$(113,613)	$(91,806)

The accompanying notes are an integral part of these consolidated financial statements.

LIVONGO HEALTH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2017	91,920	$132,017	34,060	$34	$13,789	$(80,231)	$(66,408)
Accretion of redeemable convertible preferred stock (unaudited)	—	37	—	—	(37)	—	(37)
Issuance of common stock upon exercise of stock options, net (unaudited)	—	—	615	1	203	—	204
Stock-based compensation expense (unaudited)	—	—	—	—	751	—	751
Net loss (unaudited)	—	—	—	—	—	(4,215)	(4,215)

Balance as of March 31, 2018 (unaudited)	91,920	$132,054	34,675	$35	$14,706	$(84,446)	$(69,705)

Balance as of December 31, 2018	117,231	$236,929	35,381	$35	$21,772	$(113,613)	$(91,806)
Accretion of redeemable convertible preferred stock (unaudited)	—	41	—	—	(41)	—	(41)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	908	1	313	—	314
Issuance of restricted stock awards (unaudited)	—	—	1,965	2	(2)	—	—
Issuance of common stock upon vesting of restricted stock units (unaudited)	—	—	982	1	(1)	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	5,526	—	5,526
Net loss (unaudited)	—	—	—	—	—	(14,960)	(14,960)

Balance as of March 31, 2019 (unaudited)	117,231	$236,970	39,236	$39	$27,567	$(128,573)	$(100,967)

The accompanying notes are an integral part of these consolidated financial statements.

LIVONGO HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	364	1,263	193	696
Amortization of intangible assets	12	592	9	564
Loss on disposal of property and equipment	7	3	—	—
Change in fair value of contingent consideration	—	(1,200)	—	674
Allowance for doubtful accounts	(41)	476	17	98
Stock-based compensation expense	2,118	6,332	739	5,510
Deferred income taxes	—	—	—	(1,396)
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable, net	(5,391)	(9,174)	(2,029)	(11,916)
Inventories	(1,465)	(5,963)	814	472
Deferred costs	(3,994)	(4,475)	(1,304)	(5,621)
Prepaid expenses and other assets	(617)	(1,911)	(136)	(2,609)
Accounts payable	2,488	2,562	(373)	3,142
Accrued expenses and other liabilities	2,650	8,286	(1,503)	220
Deferred revenue	1,042	595	(107)	75
Advance payments from partner	3,769	2,956	(49)	(136)

Net cash used in operating activities	(15,916)	(33,040)	(7,944)	(25,187)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(416)	(954)	(144)	(340)
Capitalized internal-use software costs	(1,461)	(3,562)	(606)	(1,284)
Acquisitions, net of cash acquired	(598)	(12,268)	—	(27,435)
Escrow deposit	—	(7,000)	—	—

Net cash used in investing activities	(2,475)	(23,784)	(750)	(29,059)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred acquisition related payment	—	(2,000)	(1,000)	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	52,346	104,750	—	—
Proceeds from exercise of stock options, net of repurchases	1,069	1,658	204	314
Proceeds from exercise of common stock warrants	286	—	—	—
Repayments on long-term debt	(4,306)	—	—	—

Net cash provided by (used in) financing activities	49,395	104,408	(796)	314

Net increase in cash, cash equivalents, and restricted cash	31,004	47,584	(9,490)	(53,932)
Cash, cash equivalents, and restricted cash, beginning of period	30,519	61,523	61,523	109,107

Cash, cash equivalents, and restricted cash, end of period	$61,523	$109,107	$52,033	$55,175

Reconciliation of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$61,243	$108,928	$51,753	$54,996
Restricted cash	280	179	280	179

Total cash, cash equivalents, and restricted cash, end of period	$61,523	$109,107	$52,033	$55,175

Supplemental disclosures of cash flow information
Cash paid for interest	$66	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accretion of redeemable convertible preferred stock	$143	$162	$37	$41
Purchases of property and equipment included in accounts payable and accrued liabilities	$37	$20	$(21)	$112
Contingent consideration liability related to Retrofit acquisition	$—	$6,204	$—	$—
Contingent consideration liability related to myStrength acquisition	$—	$—	$—	$3,300
Unpaid working capital adjustment related to myStrength acquisition	$—	$—	$—	$119
Capitalized internal-use software costs in accounts payable and accrued liabilities	$149	$299	$32	$(163)
Unpaid deferred offering costs	$—	$—	$—	$331

The accompanying notes are an integral part of these consolidated financial statements.

LIVONGO HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Description of Business

Livongo Health, Inc. (“we”, “us”, “the Company”, or “Livongo”) was incorporated in the state of Delaware on October 16, 2008, under the name of EosHealth, Inc. In September 2014, we changed our name to Livongo Health, Inc. Livongo empowers people with chronic conditions to live better and healthier lives. We have created a unified platform that provides smart, cellular-connected devices, supplies, informed coaching, data science-enabled insights and facilitates access to medications across multiple chronic conditions to help our members lead better lives. We currently offer Livongo for Diabetes, Livongo for Hypertension, Livongo for Prediabetes and Weight Management, and Livongo for Behavioral Health by myStrength. We create consumer-first experiences with high member satisfaction, measurable, sustainable health outcomes, and more cost-effective care for our members and our clients. This approach is leading to better clinical and financial outcomes while also creating a better experience for people with chronic conditions and their care team of family, friends, and medical professionals. Our headquarters is located in Mountain View, California, and we serve customers throughout North America.

Liquidity and Capital Resources

We have incurred losses since inception. As of March 31, 2019 (unaudited), we had an accumulated deficit of $128.6 million. We incurred a net loss of $33.4 million and used $33.0 million of cash in operating activities during the year ended December 31, 2018. We incurred a net loss of $15.0 million and used $25.2 million in operating activities during the three months ended March 31, 2019 (unaudited).

Historically, we have primarily funded our operations through equity financings. Our primary source of liquidity has been proceeds from sales of our redeemable convertible preferred stock. Since January 1, 2017, we have raised net proceeds of $157.1 million from our Series D and Series E redeemable convertible preferred stock. The continued execution of our long-term business plan may require us to explore financing options such as issuance of equity or debt instruments. While we have historically been successful in obtaining equity financing, there can be no assurance that such additional financing, if necessary, will be available or, if available, that such financings can be obtained on satisfactory terms.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Livongo Health, Inc. and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Foreign Currency

Our reporting currency is the U.S. dollar. We determine the functional currency of each subsidiary based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

The functional currency of each of our subsidiaries is the U.S. dollar. Foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates.

Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), net in the consolidated statements of operations. During the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), our gains or losses from foreign currency remeasurement and settlements were not material.

Comprehensive Loss

For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), there was no difference between comprehensive loss and net loss.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2019, the consolidated statements of operations, of cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2018 and 2019 are unaudited. These interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, include all adjustments necessary to fairly state our financial position as of March 31, 2019 and the results of our operations and cash flows for the three months ended March 31, 2018 and 2019. The financial data and other financial information disclosure in the notes to these consolidated financial statements related to the three month periods are also unaudited. The results for the three months ended March 31, 2019 are not necessarily indicative of the operating results expected for the year ending December 31, 2019 or any future period.

Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no effect on the previously reported net loss.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of March 31, 2019 has been prepared assuming the automatic conversion of the redeemable convertible preferred stock into 117,231,018 shares of common stock on March 31, 2019. All outstanding shares of redeemable convertible preference stock will automatically convert into our common stock immediately prior to the closing of a qualifying initial public offering (“IPO”), as defined in our certificate of incorporation. See Note 8 for further information.

During the year ended December 31, 2018 and the three months ended March 31, 2019, we granted certain employees performance-based restricted stock units (“Performance RSUs”). These Performance RSUs include a service-based vesting condition and a performance-based vesting condition. Vesting of Performance RSUs is subject to continuous service and the satisfaction of qualified liquidity events, including a change in control or six months and one day following our planned IPO. The satisfaction of the performance-based vesting condition is expected to become probable upon the completion of our planned IPO, at which point we will record cumulative stock-based compensation expense using the accelerated attribution method. The unaudited pro forma balance sheet information as of March 31, 2019 gives effect to stock-based compensation expense of $3.4 million associated with the Performance RSUs for which the service-based vesting condition was satisfied or partially satisfied at March 31, 2019, and the performance-based vesting condition will be satisfied in connection with the planned IPO. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. No Performance RSUs have been included in the unaudited pro forma balance sheet disclosure of shares outstanding as the settlement of these shares will take place subsequent to the planned IPO. Performance RSU holders will generally incur taxable income based upon the fair value of the shares on the date they settle. We are required to withhold taxes on such value at applicable minimum statutory rates. We are unable to quantify these obligations as of March 31, 2019 and will remain unable to quantify them until the settlement of the Performance RSUs, as the withholding obligations will be based on the fair value of the shares on the settlement date. Accordingly, payroll tax expenses and other withholding obligations have not been included in the pro forma amounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Such estimates, judgments, and assumptions include: revenue recognition, assessment of the useful life and recoverability of long-lived assets, fair values of stock-based awards, contingent consideration in business combinations, and income taxes. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, our financial statements will be affected.

Business Combinations

We have completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration provided in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company’s stockholders, we evaluate whether the awards are consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholders beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired, and liabilities assumed in our business combinations have primarily consisted of goodwill and finite-lived intangible assets, consisting primarily of developed technologies, customer relationships and trade names. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition.

Acquisition-related transaction costs incurred by us are not included as a component of consideration transferred but are accounted for as operating expenses in the period in which the costs are incurred in the consolidated statements of operations.

Concentration of Risk

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, and accounts receivable. We maintain our cash primarily with domestic financial institutions of high credit quality, which may exceed federal deposit insurance corporation limits. We invest our cash equivalents in highly rated money market funds. We have not experienced any losses in such accounts. We believe we are not exposed to any significant credit risk on cash and cash equivalents and perform periodic evaluations of the credit standing of such institutions.

Our sales are predominately to self-insured employers, healthcare providers, and insurance carriers located throughout North America. Accounts receivable are recorded at the invoiced amount, and are stated at realizable value, net of an allowance for doubtful accounts. We perform ongoing assessments and credit evaluations of our clients to assess the collectability of the accounts based on a number of factors, including past transaction experience, age of the accounts receivable, review of the invoicing terms of the contracts, and recent communication with clients. We have not experienced significant credit losses from our accounts receivable.

Significant customers and partners are those which represent 10% or more of our net accounts receivable balance or revenue during the period at each respective consolidated balance sheet date. There were no customers that represented 10% or more of our accounts receivable balance or revenue for the periods presented. For each significant partner, revenue as a percentage of total revenue and accounts receivable as a percentage of net accounts receivable were as follows:

	Revenue				Accounts Receivable
	Year Ended December 31,		Three Months Ended March 31,		As of December 31,		As of March 31,
	2017	2018	2018	2019	2017	2018	2019
			(unaudited)				(unaudited)
Partner A	30%	33%	35%	25%	50%	28%	32%
Partner B	*	*	*	23%	*	13%	21%

*	Less than 10% of total revenue or net accounts receivable

We utilize a limited number of manufacturing vendors to build and assemble our products. The hardware components included in our devices are sourced from various suppliers by the manufacturer and are principally industry standard parts and components that are available from multiple vendors. Quality or performance failures of the glucometer or changes in the contractors’ or vendors’ financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material adverse impact on our business, financial condition and results of operations.

Fair Value Measurements

The carrying value of our financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to their short-term nature.

We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy that requires the use of observable inputs and minimizes the use of unobservable inputs. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Revenue Recognition

The substantial majority of our revenue is derived from monthly subscription fees that are recognized as services are rendered and earned under the subscription agreements with clients. Clients are business entities that have contracted with us to offer the Livongo solution to their employees. Client’s employees or their covered dependents enrolled in the Livongo program are referred to as members. Clients are our customers. We improve member health results and reduce healthcare costs by providing an overall health management solution through the integration of Livongo devices, supplies, access to our web-based platform, and clinical and data services. Clients primarily pay monthly subscription fees based on a per participant per month model, based on the number of active enrolled members each month. In addition, clients can choose to pay an upfront amount with a lower per participant per month fee. In certain agreements associated with our Livongo for Behavioral Health by myStrength solution, clients either pay a fixed upfront fee or a monthly fee based on the number of members to whom the solution is available. The contract term is generally one to three years, with one year auto-renewal terms. There is usually a six-month minimum enrollment period for members. Many of our customers can stop their monthly recurring subscription but will be required to pay an early termination fee if the termination occurs during the minimum enrollment period.

We sell to our clients through our direct sales force and through our partners (channel partners, pharmacy benefit managers, and resellers). We are the principal with respect to contracts originated through partners, as we are the primary obligor responsible for providing the solutions that are the subject of the arrangement with the client, we have latitude in establishing pricing, and we have inventory risk. In these situations, revenue is recognized on a gross basis, and fees paid to partners are recorded as commissions expense included in sales and marketing expenses in the consolidated statements of operations.

We have determined that our blood glucose meter does not have standalone value because the device is not sold separately and does not function without the associated supplies and services. Our blood glucose meter along with the associated supplies and services are treated as a single unit of account and revenue is recognized on a monthly basis when all of the following criteria are satisfied: (i) there is persuasive evidence that an arrangement exists, (ii) delivery of the device has occurred and services are being rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. When the arrangement includes an upfront fee, the upfront fee is deferred and amortized into revenue over the expected member enrollment period, which is estimated to be 24 months and such amount has not been material for all periods presented.

We also derive revenue from the sale of certain of our connected devices when we have determined they have standalone value, such as the cellular-connected weight scale in our Livongo for Prediabetes and Weight Management solution. When an agreement contains multiple units of account, we allocate revenue to each unit of account based on a selling price hierarchy as required. The selling price for a unit of account is based on its Vendor Specific Objective Evidence (“VSOE”) or, if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“ESP”) if neither VSOE nor TPE is available. The ESP is established considering several internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products and solutions. The determination of ESP is judgmental. Amounts allocated to the device unit of account are recognized upon delivery of the device. Amounts allocated to the service unit of account are recognized ratably over time, but not to exceed any amounts that are subject to contingent revenue limitations.

Certain of our contractual agreements with customers contain a most-favored nation clause, pursuant to which we represent that the price charged and the terms offered to the customer will be no less favorable than those made available to other customers. We have not incurred any obligations related to such terms in these agreements during the periods presented.

Certain of our client contracts are subject to pricing adjustments based on various performance metrics, such as member satisfaction scores, cost savings guarantees and health outcome guarantees, which if not met typically require us to refund a portion of the per participant per month fee paid. We defer the maximum amount of consideration that is contingently refundable to our clients until the performance metric is met.

Deferred Revenue and Deferred Costs

Deferred revenue consists of billed, but unrecognized revenue, comprised of fees received in advance of the delivery or completion of the services and amounts received in instances when revenue recognition criteria have not been met. Deferred revenue associated with upfront payments for the device is amortized ratably over expected member enrollment period. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue. Deferred costs consist of cost of inventory incurred in connection with delivery of services that are deferred and amortized over the shorter of the expected member enrollment period or the expected device life.

Cost of Revenue

Cost of revenue consists of expenses that are closely correlated or directly related to delivery of our solutions and monthly subscription fees, including product costs, data center costs, client support costs, credit card processing fees, allocated overhead costs, and amortization of developed technology and deferred costs. Certain personnel expenses associated with supporting these functions, including allocated overhead expenses for facilities, IT and depreciation expense, are included in cost of revenue.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash in banks and highly liquid investments, including money market fund accounts, purchased with an original maturity of three months or less. Cash equivalents consist of investments in money market funds for which the carrying amount approximates fair value, due to the short maturities of these instruments.

Our restricted cash consists of deposits required under our vendor agreement, credit card program and the terms of the lease agreement for our office space in Mountain View, California. Total restricted cash was $0.3 million, $0.2 million, and $0.2 million, as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited) respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts billed to customers. Our accounts receivable are subject to collection risk. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. We determine the need for an allowance for doubtful accounts by performing ongoing assessments and credit evaluations of our clients to assess the probability of collection based upon various factors, including past transaction experience, age of the accounts receivable, review of the invoicing terms of the contract, and recent communication with clients. Accounts receivables are written off against the allowance when management determines a balance is uncollectible and we no longer actively pursue collection of the receivable.

We do not typically offer right of refund in our contracts. We have not experienced significant credit losses from our accounts receivable. As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), the allowance for doubtful accounts was $0.1 million, $0.6 million, and $0.7 million, respectively.

The changes in the allowance for doubtful accounts are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2019
			(unaudited)
	(in thousands)
Allowance for doubtful accounts—beginning balance	$(92)	$(51)	$(575)
Provision for doubtful accounts	(58)	(494)	(98)
Amounts written off and other adjustments	99	(30)	(18)

Allowance for doubtful accounts—ending balance	$(51)	$(575)	$(691)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. We review goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. On January 1, 2017, we adopted ASU No. 2017-04, Intangibles- Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated Step 2 from the testing of goodwill impairment. Goodwill is tested for impairment at the reporting unit level by first assessing the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount. Qualitative indicators assessed include consideration of macroeconomic, industry and market conditions, our overall financial performance and personnel or strategy changes. Based on the qualitative assessment, if it is determined that it is more likely than not that its fair value is less than its carrying amount, the fair value of our single reporting unit is compared to its carrying value. Any excess of the goodwill carrying amount over the fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), no goodwill impairment has been identified.

Intangible Assets, Net

Acquired finite-lived intangible assets are amortized over their estimated useful lives. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any such impairment charges.

Useful Life
(in years)
Customer relationships	7–10
Developed technology	5–7
Trade names	2–5

Inventories

Inventories consist of purchased components for assembling our welcome kits, refill kits, and replacement components. Our inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the weighted-average cost method, which approximates the actual cost on a FIFO (first-in, first-out) basis. All inventories are expected to be delivered to our members within a normal operating cycle for us and all of our kits and replacement components are classified as current assets. We measure our inventories at the lower of cost or net realizable value. We have determined that all of our inventories would be sold at cost, and that no reserve for lower of cost or net realizable value is required for our inventories as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited).

Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are generally three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful lives of related improvements. Expenditures for repairs and maintenance are expensed in the period incurred.

Useful lives for property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Furniture and fixtures	3 years
Computers equipment and software	3 years

Property and Equipment	Estimated Useful Life
Capitalized internal-use software	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Capitalized Internal-Use Software Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. To date, costs to develop software that is marketed externally have not been capitalized as the current software development process is essentially completed concurrently with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense in the consolidated statements of operations.

Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development, and costs related to development of web-based products are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post-implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful lives. We capitalized $1.6 million, $4.0 million, $0.6 million, and $1.1 million for software acquired, developed and modified to meet our internal requirements during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), respectively. Amortization expense related to capitalized internal-use software during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited) was $0.2 million, $0.9 million, $0.1 million, and $0.5 million, respectively.

Impairment of Long-Lived Assets

We review long-lived assets for impairment when circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the sum of the future undiscounted cash flows the assets are expected to generate over the remaining useful lives of the assets. If a long-lived asset fails a recoverability test, we measure the amount by which the carrying value of the asset exceeds its fair value. There were no events or changes in business circumstances during the years ended December 31, 2017, December 31, 2018, and the three months ended March 31, 2019 (unaudited) that indicated the carrying amounts of any long-lived assets were not fully recoverable.

Advance Payments from Partner

Advance payments from partner represents amounts received from a channel partner in connection with a Value-Added Reseller Agreement (“Reseller Agreement”) dated as of May 4, 2017. The Reseller Agreement specifies for payments to us if certain user enrollment targets are not met by specified dates stated in the initial term of the Reseller Agreement. Such payments are used as credits against our reseller fee payments to the channel partner. As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), advance payments from the channel partner were $3.8 million, $6.7 million, and $6.6 million, respectively.

Advertising Expense

We recognize advertising expenses as they are incurred, and such costs are included in sales and marketing expense in the consolidated statements of operations. During the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019 (unaudited), advertising expense totaled $3.0 million, $5.0 million, $0.8 million, and $2.9 million respectively.

Deferred Offering Costs

Deferred offering costs are capitalized and consist of fees and expenses incurred in connection with the anticipated sale of our common stock in an initial public offering (“IPO”), including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders’ equity and recorded against the proceeds from the offering. Capitalized deferred offering costs as of March 31, 2019 (unaudited) were $0.3 million, which were included in other noncurrent assets on our consolidated balance sheet. Should the IPO be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations.

Stock-Based Compensation Expense

We recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally consistent with the vesting of the awards, based on the estimated fair value of all stock-based payments issued to employees and directors. We estimate the fair value of each employee stock option on the date of grant using the Black-Scholes option-pricing model. The determination of the fair value of each stock award using this option-pricing model is affected by our assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the fair value of the common stock at the date of grant, the expected term of the awards, the expected stock price volatility over the term of the awards, risk-free interest rate, and dividend yield as follows:

Fair Value of Common Stock—Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each grant date. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the prices for our redeemable convertible preferred stock sold to outside investors; (iii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iv) the lack of marketability of our common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the business, given prevailing market conditions.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the remaining contractual term of the option from the vesting date.

Expected Volatility—As we have no trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage, or financial leverage, over a period equivalent to the expected term of the awards.

Risk-Free Interest Rate—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.

Dividend Yield—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

Stock-based compensation expense for equity instruments issued to non-employees is based on their fair values of the awards determined using the Black-Scholes option-pricing model as the awards vest. The fair value of options granted to non-employees is recognized over the vesting period on a straight-line basis. For stock options issued to non-employees with specific performance criteria, we make a determination at each balance sheet date whether the performance criteria are probable of being achieved. Compensation expense is recognized as the performance criteria are met or when it is probable that the criteria will be met.

During the year ended December 31, 2018 and the three months ended March 31, 2019 (unaudited), we granted options with a combination of service-based vesting conditions and market-based vesting conditions. The estimated fair value of these options was determined on the date of grant using the Monte Carlo simulation model, which utilizes multiple input variables to simulate a range of our possible future enterprise value. The determination of the estimated grant date fair value of these options is affected by a number of assumptions including our estimated common stock fair value on the grant date, expected volatilities of our common stock, our risk-free interest rate, and expected dividend yield. We recognize stock-based compensation expense for these options on a graded basis over the longer of the explicit service period or the derived service period.

We account for forfeitures when they occur. For awards forfeited before completion of the requisite service period, previously recognized compensation cost is reversed in the period the award is forfeited. For stock-based awards that are modified, a modification of the terms of a stock-based award is treated as an exchange of the original award or a new award with total compensation cost equal to the grant-date fair value of the original award plus any incremental value of the modification to the award.

Common Stock Warrants

Common stock warrants are measured at their estimated fair value upon issuance using the Black-Scholes pricing model and recorded in additional paid-in capital. Common stock warrants are equity classified and no subsequent remeasurement is required.

Income Taxes

We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities with consideration given to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

We assess the likelihood that deferred tax assets will be recovered from future taxable income and a valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. We adopted Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes, and classified our deferred income taxes as noncurrent on the consolidated balance sheets.

We recognize and measure uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, after resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a regular basis. Our evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. We consider all series of redeemable convertible preferred stock to be participating securities as the holders of such stock are entitled to receive non-cumulative dividends on an as-converted basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of our redeemable convertible preferred stock do not have a contractual obligation to share in our losses. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated by adjusting net loss with current period accretion of redeemable convertible preferred stock. As we have reported net losses for all periods presented, all potentially dilutive securities are antidilutive and, accordingly, basic net loss per share equals diluted net loss per share.

Unaudited Pro forma Net Loss Per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 and three months ended March 31, 2019 has been computed to give effect to (1) the automatic conversion of redeemable convertible preferred stock into common stock using the if-converted method immediately prior to the closing of a qualifying IPO as though such IPO had occurred as of the beginning of the period or the date of issuance, if later, and (2) weighted-average shares of common stock issued for Performance RSUs with both service-based and performance-based vesting conditions for which the service-based vesting condition was satisfied as of December 31, 2018 and March 31, 2019. These Performance RSUs will vest upon the satisfaction of the performance-based vesting condition in connection with the planned IPO. Stock-based compensation expense associated with these Performance RSUs is excluded from the pro forma net loss per share presentation.

Recent Accounting Pronouncements Adopted

Business Combinations: In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. We early adopted this ASU in the year ended December 31, 2018. The adoption of this ASU did not have a material impact on our consolidated financial statements.

Goodwill Impairment: In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The early adoption of this ASU in the year ended December 31, 2018 did not have a material impact on our consolidated financial statements.

Stock-Based Compensation: In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of stock-based payment awards. The adoption of this ASU in the year ended December 31, 2018 did not have a material impact on our consolidated financial statements.

Comprehensive Income: In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This ASU becomes effective for us for the year ending December 31, 2019 and the interim periods therein. Early adoption is permitted. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which affect certain aspects of the previously issued guidance. In December 2018, the FASB issued ASU No. 2018-20, Narrow-Scope Improvements for Lessor, Leases (Topic 842), which provides guidance on sales tax and other taxes collected from lessees. In March 2019, the FASB issued ASU No. 2019-01, Codification Improvements to Topic 842, Leases, which affect certain aspects of the previously issued guidance. Amendments include an additional transition method that allows entities to apply the new standard on the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings, as well as a new practical expedient for lessors. This ASU is effective for us for the year ending December 31, 2020 and interim periods within the year ending December 31, 2021. Early adoption is permitted. We are currently evaluating adoption methods and whether this ASU will have a material impact on our consolidated financial statements.

Stock-Based Compensation: In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The standard simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to the nonemployees with the requirements for share-based payments granted to employees. ASU No. 2018-07 is effective for us for the year ending December 15, 2020, and interim periods within the year ending December 31, 2021. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Internal Use Software: In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. This ASU is effective for us for the year ending December 31, 2021, and interim periods within the year ending December 31, 2022. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Revenue Recognition: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which amends the existing accounting standards for revenue recognition. ASU No. 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU No. 2014-09 will be effective for us for our annual results for the year ending December 31, 2019, and our interim periods beginning after December 31, 2019. Subsequently, the FASB has issued the following standards related to ASU No. 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which clarifies narrow aspects of ASC 606 or corrects unintended application of the guidance.

We plan to adopt the new revenue standard using the modified retrospective transition method when it becomes effective for us, which is the year ending December 31, 2019 and interim periods beginning after

December 31, 2019. We are in the process of reviewing our significant contracts and are evaluating the impact of the new standard. Based on our preliminary impact assessment of the Livongo for Diabetes solution, we believe that the overall promise to our customers is to improve member health results and reduce healthcare costs, and the delivery of this promise would not be possible without the integration of Livongo devices, supplies, access to our web-based platform, and clinical and data services. The promises to transfer the goods and services are not separately identifiable in accordance with ASC 606-10-25-19b, evidenced by the fact that we provide a significant service of integrating the goods and services provided by us (i.e., inputs) into a combined output (i.e., member behavior modifications) that result in the fulfillment of our promise to our customers. We are currently finalizing our assessment of the full accounting impact of the standard; however, we have identified the treatment of variable consideration will be impacted upon our adoption. Additionally, incremental costs of obtaining a contract will be recognized as assets to the extent the period of benefit is greater than one year. We continue to evaluate the effect that the standard will have on our consolidated financial statements, including disclosures, and preliminary assessments are subject to change.

3. Business Combinations

Diabeto Inc.

In August 2017, we acquired all of the issued and outstanding shares of Diabeto Inc. (“Diabeto”), a privately-held, New Jersey-based entity, and assumed all of Diabeto’s employees. Diabeto uses mobile and web technologies to connect care givers and patients with chronic conditions. The total purchase consideration was $2.6 million in cash, of which $0.6 million was paid in 2017 and $2.0 million was paid in 2018.

We have accounted for this acquisition as a business combination. The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed by major class were recognized as follows:

Amount
(in thousands)
Cash	$1
Property and equipment	3
Acquired intangible assets	178
Liabilities assumed	(69)
Goodwill	2,486

Total purchase consideration	$2,599

The acquired intangible assets are comprised of $0.2 million related to developed technology which is amortized over five years and $8,000 related to trade name which is amortized over three years.

Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired. Goodwill is primarily attributable to expected post-acquisition synergies from integrating Diabeto’s assembled workforce and developed technology into our product offerings and cross-selling opportunities. Goodwill recorded is not deductible for income tax purposes.

Retrofit Inc.

In April 2018, we acquired all of the issued and outstanding shares of Retrofit Inc. (“Retrofit”), a privately-held, Illinois-based entity, and a leading provider of weight-management and disease-prevention programs, through a share purchase agreement (the “Retrofit Purchase Agreement”) in exchange for cash consideration (the “Retrofit Acquisition”). The Retrofit Acquisition provides us with an evidence-based diabetes prevention program that enhances our data science capabilities and our expertise in holistic weight management including nutrition, exercise and mindset.

The total consideration transferred as part of the Retrofit Acquisition consisted of a cash payment on the closing date, adjusted for customary closing adjustments, of $12.4 million. Upon the close of the Retrofit Acquisition, as part of the Retrofit Purchase Agreement, we placed in escrow an earn-out consideration of $7.0 million held by a third-party escrow agent to be released to the former stockholders of Retrofit contingent upon achieving future qualified member targets as determined on December 31, 2018, 2019, and 2020 (the “Retrofit Contingent Consideration”). We recorded a corresponding escrow asset of $7.0 million on our consolidated balance sheet. We estimated the fair value of the Retrofit Contingent Consideration to be $6.2 million as of the acquisition date using a Monte Carlo simulation model, which together with the cash consideration resulted in total purchase consideration of $18.6 million. The Retrofit Contingent Consideration is subject to remeasurement at each reporting date until the payments are released from escrow, with the remeasurement adjustment reported in our consolidated statements of operations. On December 31, 2018, we subsequently reduced the fair value of the Retrofit Contingent Consideration to $5.0 million, with the change in fair value of $1.2 million recorded in our consolidated statements of operations. During the three months ended March 31, 2019 (unaudited), the change in the fair value of the Retrofit Contingent Consideration was immaterial.

Additionally, we recognized $0.3 million of acquisition-related costs as general and administrative expense in our consolidated statements of operations during the year ended December 31, 2018.

The purchase consideration of $18.6 million was allocated as follows:

Amount
(in thousands)
Cash and cash equivalents	$87
Accounts receivable	409
Inventories	56
Prepaid expenses and other current assets	124
Property and equipment	52
Intangible assets	5,580

Total assets acquired	$6,308

Accounts payable	$366
Accrued expenses and other liabilities	394
Deferred revenue	212

Total liabilities assumed	$972

Goodwill	$13,223

Total purchase consideration	$18,559

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Cost	Useful Life
	(in thousands)	(years)
Customer relationships	$3,890	10.0
Developed technology	1,650	5.0
Trade name	40	2.0

Total	$5,580

The fair value assigned to developed technology and trade name was determined using a relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The fair value of customer relationships was determined using the multi-period excess earnings method, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flows that can be attributed to supporting assets otherwise recognized.

Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill is primarily attributable to expected post-acquisition synergies from integrating Retrofit’s assembled workforce and developed technology into our product offerings and cross-selling opportunities. Goodwill recorded is not deductible for income tax purposes.

Revenue and net loss of Retrofit included in our consolidated statement of operations for the year ended December 31, 2018 was $2.8 million and $3.2 million, respectively.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information presents the combined results of operations as if the Retrofit Acquisition had been completed on January 1, 2017, the beginning of the comparable prior annual reporting period. The unaudited pro forma results include adjustments primarily related to the following: (i) interest expense related to the legacy debt of Retrofit that was not acquired; (ii) amortization of the acquired intangible assets; (iii) recognition of post-acquisition stock-based compensation expense; (iv) the inclusion of acquisition-related costs as of the earliest period presented; and (v) the associated tax impact of the acquisitions and these unaudited pro forma adjustments. The results of operations of Diabeto are not material and, therefore, are not reflected in the unaudited pro forma results.

	December 31,
	2017	2018
	(unaudited) (in thousands)
Revenue	$34,261	$69,939
Net loss	$(21,621)	$(35,002)

myStrength, Inc.

In February 2019, we acquired all of the issued and outstanding shares of myStrength, Inc. (“myStrength”), a privately-held entity based in Denver, Colorado, and a leading provider of digital behavioral health solutions through an agreement and plan of merger (the “myStrength Purchase Agreement”) in exchange for cash consideration (the “myStrength Acquisition”). The myStrength Acquisition will enable us to more fully address the health of the whole person by bringing behavioral health conditions including depression, anxiety, stress, substance use disorder, chronic pain, opioid addiction and recovery, and insomnia to our Applied Health Signals solution.

The total consideration for the myStrength Acquisition was $30.1 million in cash, subject to a closing adjustment of $0.1 million. As part of the myStrength Purchase Agreement, we are obligated to pay an earn-out consideration up to $5.0 million contingent upon satisfying future milestones for the year ending December 31, 2019 (the “myStrength Contingent Consideration”). We estimated the fair value of the myStrength Contingent Consideration to be $3.3 million as of the acquisition date using a Monte Carlo simulation model, which together with the cash consideration, resulted in total purchase consideration of $33.5 million. The myStrength Contingent Consideration is subject to remeasurement at each reporting date until the payments are made, with the remeasurement adjustment reported in our consolidated statements of operations. On March 31, 2019 (unaudited), we subsequently increased the fair value of the myStrength Contingent Consideration to $3.9 million, with the change in fair value of $0.6 million recorded in our consolidated statements of operations.

The purchase consideration of $33.5 million was allocated as follows:

Amount
(unaudited) (in thousands)
Cash and cash equivalents	$2,643
Accounts receivable	1,337
Other current assets	140
Property and equipment	114
Intangible assets	13,900
Other assets	34

Total assets acquired	$18,168

Accounts payable	$173
Accrued expenses and other liabilities	1,787
Deferred revenue	1,400
Deferred tax liability, net	1,396

Total liabilities assumed	$4,756

Goodwill	$20,085

Total purchase consideration	$33,497

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Cost	Useful Life
	(unaudited)
	(in thousands)	(years)
Customer relationships	$4,300	7.0
Developed technology	9,200	7.0
Trade name	400	5.0

Total	$13,900

The estimated fair values of the intangible assets acquired were determined based on the income approach to measure the fair value of the trade name, customer relationships, and developed technology. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy.

Additionally, during the year ended December 31, 2018 and the three months ended March 31, 2019, we incurred a total of $0.3 million (unaudited) of acquisition-related costs as a result of the myStrength acquisition.

Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill is primarily attributable to expected post-acquisition synergies from integrating myStrength’s assembled workforce and developed technology into our product offerings and cross-selling opportunities. Goodwill recorded is not deductible for income tax purposes.

Revenue and net loss of myStrength included in our consolidated statement of operations for the three months ended March 31, 2019 was $1.0 million and $0.4 million, respectively.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information presents the combined results of operations as if the myStrength Acquisition had been completed on January 1, 2018, the beginning of the comparable prior annual reporting period. The unaudited pro forma results include adjustments primarily related to the following: (i) interest expense related to the legacy debt of myStrength that was not acquired; (ii) amortization of the acquired intangible assets; (iii) fair value adjustment for deferred revenue; (iv) the inclusion of acquisition-related costs as of the earliest period presented; and (v) the associated tax impact of the acquisitions and these unaudited pro forma adjustments.

	Three Months Ended March 31,
	2018	2019
	(unaudited)
	(in thousands)
Revenue	$13,458	$32,660
Net loss	$(6,343)	$(13,598)

4. Balance Sheet Components

Inventories

Inventories of $2.9 million, $8.9 million, and $8.5 million as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), respectively, consisted of finished goods.

Property and Equipment, Net

Property and equipment consisted of the following:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Computer equipment and software	$189	$652	$937
Furniture and fixtures	396	730	912
Capitalized internal-use software	1,636	5,653	6,790
Leasehold improvements	357	585	683

Property and equipment	2,578	7,620	9,322
Less: accumulated depreciation	(519)	(1,783)	(2,479)

Property and equipment, net	$2,059	$5,837	$6,843

Depreciation and amortization expense was $0.3 million and $1.3 million for the years ended December 31, 2017 and 2018, respectively, and $0.2 million and $0.7 million for the three months ended March 31, 2018 and 2019 (unaudited), respectively.

Intangible Assets, Net

Intangible assets consisted of the following as of December 31, 2017:

	Gross Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(years)
Developed technology	$170	$(11)	$159	4.7
Trade name	8	(1)	7	2.7

Total	$178	$(12)	$166

Intangible assets consisted of the following as of December 31, 2018:

	Gross Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(years)
Customer relationships	$3,890	$(266)	$3,624	9.3
Developed technology	1,820	(329)	1,491	4.3
Trade names	48	(9)	39	1.4

Total	$5,758	$(604)	$5,154

Intangible assets consisted of the following as of March 31, 2019 (unaudited):

	Gross Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(years)
Customer relationships	$8,190	$(475)	$7,715	7.8
Developed technology	11,020	(656)	10,364	6.4
Trade names	448	(37)	411	4.6

Total	$19,658	$(1,168)	$18,490

Amortization expense for intangible assets for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019 (unaudited) is as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands)
Customer relationships	$—	$266	$—	$209
Developed technology	11	318	8	327
Trade names	1	8	1	28

Total	$12	$592	$9	$564

The expected future amortization expense related to intangible assets as of December 31, 2018 was as follows:

Year Ending December 31,	Amount
(in thousands)
2019	$744
2020	761
2021	753
2022	742
2023	485
Thereafter	1,669

Total	$5,154

The expected future amortization expense related to intangible assets as of March 31, 2019 (unaudited) was as follows:

Year Ending December 31,	Amount
(unaudited)
(in thousands)
Remainder of 2019	$2,021
2020	2,769
2021	2,762
2022	2,750
2023	2,494
Thereafter	5,694

Total	$18,490

Goodwill

Goodwill consisted of the following:

	Year Ended December 31,		Three Months Ended March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Beginning balance	$—	$2,486	$15,709
Goodwill acquired (Note 3)	2,486	13,223	20,085

Ending balance	$2,486	$15,709	$35,794

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Short-term deposits	$130	$718	$2,414
Prepaid rent	179	227	—
Other prepaid expenses	980	2,084	1,833
Escrow deposit, current	—	1,750	1,750
Other current assets	4	156	1,251

Total	$1,293	$4,935	$7,248

Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Escrow deposit, noncurrent	$—	$5,250	$5,250
Other	92	235	706

Total	$92	$5,485	$5,956

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Accrued payroll and employee benefits	$1,148	$1,447	$2,629
Accrued bonus	2,686	5,857	3,891
Accrued sales and use taxes	706	1,887	1,891
Accrued rebates	160	609	893
Vendor accruals	19	1,574	2,745
Accrued commissions	714	1,470	1,165
Contingent consideration, current	—	1,316	5,968
Accrued professional services	13	295	1,568
Other accrued expenses	648	1,697	2,184

Total	$6,094	$16,152	$22,934

5. Fair Value Measurements

The following table sets forth the fair value of our financial assets and liabilities by level within the fair value hierarchy:

	December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Assets
Cash equivalents:
Money market funds	$52,312	$—	$—	$52,312

Total assets at fair value	$52,312	$—	$—	$52,312

	December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Assets
Cash equivalents:
Money market funds	$96,681	$—	$—	$96,681

Total assets at fair value	$96,681	$—	$—	$96,681

Liabilities
Other current liabilities—contingent consideration	$—	$—	$1,316	$1,316
Other noncurrent liabilities—contingent consideration	—	—	3,688	3,688

Total liabilities at fair value	$—	$—	$5,004	$5,004

	March 31, 2019
	Level 1	Level 2	Level 3	Fair Value
	(unaudited)
	(in thousands)
Assets
Cash equivalents:
Money market funds	$39,780	$—	$—	$39,780

Total assets at fair value	$39,780	$—	$—	$39,780

Liabilities
Other current liabilities—contingent consideration	$—	$—	$5,968	$5,968
Other noncurrent liabilities—contingent consideration	—	—	3,010	3,010

Total liabilities at fair value	$—	$—	$8,978	$8,978

Our valuation techniques used to measure the fair value of money market funds are derived from quoted prices in active markets for identical assets or liabilities.

In connection with the Retrofit Acquisition in April 2018, we recorded a contingent consideration liability, which will be payable subject to the achievement of certain targets for 2018, 2019, and 2020. In connection with the myStrength Acquisition in February 2019, we recorded a contingent liability, which will be payable subject to the achievement of certain targets for 2019. The fair values of these contingent consideration liabilities were estimated with a Monte Carlo simulation model using Level 3 inputs, including projected qualified members, revenue volatility, and other market variables to assess the probability of us achieving the targets, and any subsequent changes in fair value are recorded in the consolidated statements of operations until settlement.

The following table sets forth the changes in our Level 3 financial liability during the year ended December 31, 2018 and during the three months ended March 31, 2019 (unaudited):

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
		(unaudited)
	(in thousands)
Beginning balance	$—	$5,004
Contingent consideration recorded upon acquisition (Note 3)	6,204	3,300
Change in fair value of contingent consideration (Note 3)	(1,200)	674

Ending balance	$5,004	$8,978

6. Long-Term Debt

In September 2014, we entered into a loan and security agreement with available borrowings up to $4.0 million from a bank, and we drew down $1.0 million in February 2015. This loan required us to make 36 equal monthly installments of principal payments from September 2015 through August 2018.

In April 2015, we amended the loan and security agreement to add a term loan up to $5.0 million from the bank, and we drew down $5.0 million in August 2015. This term loan required us to make 36 equal monthly installments of principal payments from April 2016 through March 2019. In April 2017, we made early repayment and paid off the remaining principal balance of term loans totaling $3.6 million.

During the year ended December 31, 2017, we made loan payments of $4.3 million in the aggregate. Both loans carried an interest rate of 0.25% above the prime rate. Interest was payable monthly on the outstanding principal balance of the term loan. The loans were collateralized by substantially all of our assets. Under the amendment, we were required to maintain trailing three-month revenue amount specified in the amendment.

Borrowing under the loans required us to issue common stock warrants with an intrinsic value equal to 1.0% of the principal amount drawn down. In connection with the drawdown of $1.0 million in February 2015, we issued 55,556 shares of common stock warrants at an exercise price of $0.18 per share. In connection with the drawdown of $5.0 million in August 2015, we issued 125,000 shares of common stock warrants at an exercise price of $0.40 per share. The aggregate fair value of these warrants upon issuance was recorded as debt discount upon issuance to be amortized as interest expense over the contractual term of the loans using the effective interest rate method. During the year ended December 31, 2017, we recognized interest expense related to amortization of the debt discount in the amount of $20,000.

7. Commitments and Contingencies

Operating Leases

We have entered into various noncancelable operating lease agreements primarily for our offices. We recognize operating lease costs on a straight-line basis over the term of each agreement, considering provisions such as free or escalating base monthly rental payments or deferred payment terms. We record rent expense associated with operating lease obligations in operating expenses in the consolidated statements of operations.

As of December 31, 2018, our net minimum payments under the noncancelable operating leases are as follows:

Year Ending December 31,	Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
	(in thousands)
2019	$2,027	$22	$2,005
2020	824	23	801
2021	729	24	705
2022	748	24	724
2023	606	25	581
Thereafter	296	25	271

Total future minimum payments	$5,230	$143	$5,087

As of March 31, 2019 (unaudited), our net minimum payments under the noncancelable operating leases are as follows:

Year Ending December 31,	Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
	(in thousands)
Remainder of 2019	$1,638	$41	$1,597
2020	1,006	61	945
2021	915	62	853
2022	939	63	876
2023	800	65	735
Thereafter	495	66	429

Total future minimum payments	$5,793	$358	$5,435

Total rent expense paid to third parties was $0.7 million and $1.7 million during the years ended December 31, 2017 and 2018, respectively, and $0.4 million and $0.6 million for the three months ended March 31, 2018 and 2019 (unaudited), respectively.

In 2017 and 2019, we entered into sublease arrangements with a stockholder for space for our Chicago, Illinois office. See further discussion in Note 14. Rent expense incurred for sublease arrangements was $0.1 million and $0.3 million during the years ended December 31, 2017 and 2018, and less than $0.1 million for both of the three months ended March 31, 2018 and 2019 (unaudited).

Legal Matters

From time to time, we become involved in claims and other legal matters arising in the ordinary course of business. We investigate these claims as they arise. Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial position or cash flows.

We accrue estimates for resolution of legal and other contingencies when losses are probable and estimable.

Although the results of litigation and claims are inherently unpredictable, we have not recorded an accrual for such contingencies as we believe that there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited).

Indemnification

We enter into indemnification provisions under our agreements with other companies in the ordinary course of business, including, but not limited to, clients, business partners, landlords, contractors and parties performing our research and development. Pursuant to these arrangements, we agree to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of our activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments we could be required to make under these agreements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these agreements is not material. We maintain commercial general liability insurance and product liability insurance to offset certain of our potential liabilities under these indemnification provisions.

In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under these indemnification provisions.

8. Stockholders’ Equity

Redeemable Convertible Preferred Stock

We record our redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Although not currently redeemable, we classify our redeemable convertible preferred stock outside of stockholders’ deficit because it is redeemable in the future at the option of our preferred stock holders. We have concluded that the convertible preferred stock is considered probable of becoming redeemable. Accordingly, redeemable convertible preferred stock is accreted for the difference between the initial net carrying value and the redemption value on April 10, 2023, the earliest redemption date using the effective interest rate method. During the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), we recognized accretion of $0.1 million, $0.2 million, less than $0.1 million, and less than $0.1 million, respectively, as an increase in the carrying value of the redeemable convertible preferred stock, and a decrease to our additional paid-in capital.

In March 2017, we issued 23,547,874 shares of Series D redeemable convertible preferred stock for total consideration of $52.5 million. The original issue price and initial conversion price of Series D redeemable convertible preferred stock is $2.2295 per share. Series D redeemable convertible preferred stock has the same liquidation preference, voting rights and conversion rights as Series B and Series C redeemable convertible preferred stock. The holders of Series D redeemable convertible preferred stock are entitled to receive noncumulative dividends, prior to and in preference of any declaration or payment of any dividends on the common stock, at a rate per annum of $0.1784 per share. Upon issuance of Series D redeemable convertible preferred stock, we increased the authorized number of shares to 160,000,000 shares of common stock and 91,920,052 shares of redeemable convertible preferred stock. We also revised the redemption rights of redeemable convertible preferred stock such that all series of outstanding redeemable convertible preferred stock are eligible to be redeemed for cash in full upon a written notice by a majority of the holders on or after March 10, 2022.

In April 2018, we issued 25,310,962 shares of Series E redeemable convertible preferred stock for a total consideration of $105.0 million. The original issue price and initial conversion price of Series E redeemable convertible preferred stock is $4.1484 per share. Series E redeemable convertible preferred stock has the same liquidation preference, voting rights and conversion rights as Series A, Series B, Series C and Series D redeemable convertible preferred stock. The holders of Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends, prior to and in preference of any declaration or payment of any dividends on the common stock, at a rate per annum of $0.3319 per share. Upon issuance of Series E redeemable convertible preferred stock, we increased the authorized share number to 198,500,000 shares of common stock and 117,231,018 shares of redeemable convertible preferred stock. We also revised the redemption rights of redeemable convertible preferred stock such that all series of outstanding redeemable convertible preferred stock are eligible to be redeemed for cash in full upon a written notice by a majority of the holders on or after April 10, 2023.

Redeemable convertible preferred stock outstanding as of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited) consisted of the following:

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(in thousands)
Series A	20,789	20,789	$10,316	$10,650
Series B	17,870	17,870	19,946	20,000
Series C	29,713	29,713	49,384	49,500
Series D	23,548	23,548	52,371	52,500

Total redeemable convertible preferred stock	91,920	91,920	$132,017	$132,650

	December 31, 2018
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(in thousands)
Series A	20,789	20,789	$10,382	$10,650
Series B	17,870	17,870	19,957	20,000
Series C	29,713	29,713	49,407	49,500
Series D	23,548	23,548	52,397	52,500
Series E	25,311	25,311	104,786	105,000

Total redeemable convertible preferred stock	117,231	117,231	$236,929	$237,650

	March 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(unaudited) (in thousands)
Series A	20,789	20,789	$10,397	$10,650
Series B	17,870	17,870	19,960	20,000
Series C	29,713	29,713	49,413	49,500
Series D	23,548	23,548	52,402	52,500
Series E	25,311	25,311	104,798	105,000

Total redeemable convertible preferred stock	117,231	117,231	$236,970	$237,650

The stockholders of redeemable convertible preferred stock have the following rights, preferences, and privileges:

Dividend Rights

The holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock are entitled to receive non-cumulative dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.040984, $0.0912, $0.1333, $0.1784 and $0.3319 per share, respectively (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) per annum on each outstanding share, when, as, and if declared by the board of directors. As of December 31, 2018 and March 31, 2019 (unaudited), we have never declared nor paid dividends.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, or a deemed liquidation event, the holders of each series of redeemable convertible preferred stock outstanding are entitled to be paid out our assets available for distribution to stockholders, before any payment is made to the holders of common stock, an amount per share equal to the greater of (a) the applicable original issue price for such series of redeemable convertible preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation. After the payment of all preferential amounts required to be paid to the holders of redeemable convertible preferred stock, our remaining assets available for distribution to our stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by such holder.

If, upon any such liquidation, dissolution, winding up, or deemed liquidation event, our assets available for distribution to our stockholders are insufficient to pay the holders of shares of redeemable convertible preferred stock the full amount to which they are entitled, the holders of redeemable convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on the shares were paid in full.

Voting Rights

The holders of each share of redeemable convertible preferred stock have the right to one vote for each share of common stock into which such redeemable convertible preferred stock could then be converted and, with respect to such vote, holders of redeemable convertible preferred stock are entitled to vote together with the holders of common stock as a single class.

Conversion Rights

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into fully paid and non-assessable shares of common stock determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The original issue prices and initial conversion prices of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock are $0.5123, $1.1192, $1.6659, $2.2295, and $4.1484 per share, respectively. As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), each share of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock is convertible into common stock on a one-for-one basis.

Shares of Series A, Series B, Series C, Series D, and Series E redeemable convertible preferred stock will be automatically converted into fully paid shares of common stock immediately upon the earlier of: (a) the closing of the sale of shares of common stock to the public at a minimum price of $4.4590 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to common stock, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross cash proceeds to us or (b) the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock, respectively.

Redemption Rights

On or after April 10, 2023, all outstanding shares of redeemable convertible preferred stock are eligible to be redeemed for cash in full upon a written notice by a majority of the holders of the outstanding redeemable convertible preferred stock. In the event of redemption, each holder of redeemable convertible preferred stock is entitled to receive the original issue price per share, plus any declared but unpaid dividends, in three annual installments.

Common Stock

As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), we were authorized to issue 169,500,000 shares, 198,500,000 shares, and 203,500,000 shares of common stock, respectively, with a par value of $0.001 per share. We reserved shares of common stock, on an as-if-converted basis, for future issuance as follows:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Redeemable convertible preferred stock	91,920	117,231	117,231
Outstanding warrants to purchase common stock	1,570	1,570	1,570
Outstanding options to purchase common stock	31,257	35,143	33,479
Outstanding restricted stock units	—	3,653	7,380
Restricted stock awards subject to repurchase	2,253	—	1,965
Options available for future issuance	6,031	3,483	2,564

Total	133,031	161,080	164,189

9. Common Stock Warrants

Common stock warrants outstanding as of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited) are as follows:

Holder	Issue Date	Outstanding Shares	Exercise Price	Exercisable Shares	Expiration Date
	(in thousands, except per share data)
Bank	4/16/2015	56	$0.18	56	09/05/2024	*
Bank	4/16/2015	125	0.40	125	04/16/2025	*
Partner	3/1/2015	1,389	1.14	1,389	02/28/2025

		1,570		1,570

*

If we complete an initial public offering within the three-year period immediately prior to the expiration date of this warrant, the expiration date will automatically be extended until the third anniversary of the effective date of the initial public offering.

Common stock warrant activity during the years ended December 31, 2017, December 31, 2018, and the three months ended March 31, 2019 (unaudited) is as follows:

	Year Ended December 31		Three Months Ended March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Outstanding, beginning of period	4,377	1,570	1,570
Exercised	(723)	—	—
Forfeited or expired	(2,084)	—	—

Outstanding, end of period	1,570	1,570	1,570

During the year ended December 31, 2017, 722,851 shares of common stock warrants were exercised for total proceeds of $0.3 million. No warrants were exercised during the year ended December 31, 2018 or the three months ended March 31, 2019 (unaudited).

10. Stock-Based Compensation

In November 2008, we adopted the EosHealth, Inc. 2008 Stock Incentive Plan (the “2008 Plan”), and in April 2014 we adopted the Livongo Health, Inc. 2014 Stock Incentive Plan (the “2014 Plan”) (collectively, the “Plans”) to grant equity-based incentives to certain officers, directors, consultants and employees. The 2014 Plan is intended as the successor to the 2008 Plan. Following April 22, 2014 (the “Effective Date”), no additional stock awards were granted under the 2008 Plan. From and after the Effective Date, all outstanding stock awards granted under the 2008 Plan remain subject to the terms of the 2008 Plan; however, if any shares underlying outstanding stock awards granted under the 2008 Plan expire or are terminated for any reasons prior to exercise, settlement or forfeiture because of the failure to meet a contingency or condition required to vest, such shares become available for issuance pursuant to awards granted under the 2014 Plan. All awards granted on or after the adoption of the 2014 Plan are subject to the terms of the 2014 Plan.

Stock Options

Stock options granted generally vest over four years with 25% of the option shares vesting one year from the vesting commencement date and then ratably over the following 36 months. Options generally expire 10 years from the date of grant.

Stock option activity under the Plans is as follows:

		Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except per share data)
Balance as of January 1, 2017	417	24,419	$0.40	8.3	$9,623
Shares authorized	17,323	—	—
Granted	(11,992)	11,992	$0.94
Exercised	—	(2,744)	$0.39
Forfeited	2,410	(2,410)	$0.44
Restricted stock awards granted	(2,127)	—	—

Balance as of December 31, 2017	6,031	31,257	$0.60	8.2	$10,559
Shares authorized	6,392	—
Granted	(10,032)	10,032	$1.81
Exercised	—	(2,909)	$0.60
Forfeited	3,237	(3,237)	$1.12
Performance RSUs granted	(3,661)	—	—
Restricted stock awards forfeited	1,507	—	—
Performance RSUs forfeited	8	—	—

Balance as of December 31, 2018	3,482	35,143	$0.90	7.7	$89,990
Shares authorized (unaudited)	5,000	—	—
Exercised (unaudited)	—	(908)	$0.35
Forfeited/cancelled (unaudited)	756	(756)	$1.63
Restricted stock units and Performance RSUs granted (unaudited)	(4,726)	—	—
Restricted stock awards granted (unaudited)	(1,965)	—	—
Performance RSUs forfeited (unaudited)	17	—	—

Balance as of March 31, 2019 (unaudited)	2,564	33,479	$0.90	7.5	$151,531

Options vested and exercisable as of December 31, 2017		12,440	$0.35	7.1	$7,388

Options vested and exercisable as of December 31, 2018		17,999	$0.48	6.7	$53,566

Options vested and exercisable as of March 31, 2019 (unaudited)		18,724	$0.54	6.6	$91,452

During the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), the aggregate intrinsic value of stock option awards exercised was $1.5 million, $5.5 million, $1.0 million, and $4.2 million, respectively. Aggregate intrinsic value represents the difference between the exercise price and the fair value of the underlying common stock on the date of exercise.

The weighted-average grant date fair value of stock options granted to employees during the years ended December 31, 2017 and 2018 was $0.38 and $0.76 per share, respectively. No options were granted during the three months ended March 31, 2018 and 2019 (unaudited). As of December 31, 2018, total unrecognized compensation expense related to unvested stock options and performance RSUs granted to employees was $18.2 million, which was expected to be recognized over a weighted-average period of 3.4 years. As of March 31, 2019 (unaudited), total unrecognized compensation expense related to unvested stock options, performance RSUs, and restricted stock units granted to employees was $31.8 million, which was expected to be recognized over a weighted-average period of 3.5 years.

Determination of Fair Value

The fair value of each option award granted to employees is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent our best estimates. These estimates involve inherent uncertainties and the application of our judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years.

The Black-Scholes assumptions used in evaluating our awards to employees are as follows:

	Year Ended December 31,
	2017	2018
Expected term (years)	6.3	6.0–6.8
Expected volatility	37.1%	36.6%–38.7%
Risk-free interest rate	2.0%–2.3%	2.8%–2.9%
Dividend yield	—%	—%

Options and Restricted Stock Units with Service- and Market-Based Vesting Conditions

In January 2018 and June 2018, we granted a total of 2,805,643 options with a combination of service- and market-based vesting conditions to an executive, of which 392,921 shares were subsequently cancelled in March 2019. In January 2019, we granted 322,500 shares of restricted stock units with a combination of service- and market-based vesting conditions to another executive. For these options and restricted stock units, the market-based condition will be satisfied upon reaching certain equity valuation milestones based on a third-party valuation or total market capitalization following an IPO. 25% of these option grants and restricted stock units will vest on the later of (i) the first annual anniversary from the grant date or (ii) the satisfaction of the market-based vesting condition, while the remaining options and restricted stock units will vest in equal monthly installments over the next 36 months subject to satisfaction of the market-based vesting condition. The probabilities of the actual number of options and restricted stock units expected to vest are reflected in the grant date fair values, and the compensation expense for these awards will be recognized assuming the requisite service period is rendered and will not be adjusted based on the actual number of options or restricted stock units that ultimately vest. We recognize the stock-based compensation expense over the longer period between the requisite service period and the derived service period, which is the expected period to reach the specified condition for each grant.

The estimated fair value of these options and restricted stock units were determined on the date of grant using the Monte Carlo simulation model, which utilizes multiple input variables to simulate a range of our possible future equity values and estimates the probabilities of the potential payouts. The determination of the estimated grant date fair value of these options and restricted stock units is affected by our equity valuation and a number of assumptions including our future estimated enterprise value, our risk-free interest rate, expected volatility and dividend yield. The following assumptions were used to calculate the fair value of these options and restricted stock units in the Monte Carlo simulation model at the grant dates:

	Year Ended December 31, 2018	Three Months Ended March 31,
		2018	2019
		(unaudited)
Expected term (years)	9.6–10.0	10.0	10.0
Expected volatility	60.0%–64.0%	64%	59.0%
Risk-free interest rate	2.6%–2.9%	2.6%	2.8%
Dividend yield	—%	—%	—%

The exercise price of the January 2018 market-based options was modified in June 2018. We used the Monte Carlo simulation model to determine the fair value of the modified option grants immediately before the modification and immediately after the modification, and noticed no increase in the fair value of the modified option grants. The remaining grant date fair value of the modified options is being recognized over the longer of the remaining explicit service period or the remaining new derived service period determined from the modification analysis.

The aggregate grant date fair values of these market-based options granted during the year ended December 31, 2018 and market-based restricted stock units granted during the three months ended March 31, 2019 (unaudited) were $2.4 million and $0.8 million, respectively. During the year ended December 31, 2018 and the three months ended March 31, 2018 and 2019 (unaudited), we recognized $0.5 million, $0.1 million, and $0.2 million of stock-based compensation expense, respectively, related to these grants in our consolidated statements of operations. Stock-based compensation expense of $0.2 million related to the cancelled market-based options was recorded in our consolidated statements of operations for the three months ended March 31, 2019 (unaudited).

The unrecognized stock-based compensation expense for market-based awards as of March 31, 2019 (unaudited) was $2.3 million, which is expected to be recognized over a weighted-average period of 3.4 years.

Restricted Stock Awards

	Year Ended December 31,				Three Months Ended March 31, 2019
	2017		2018
					(unaudited)
	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
	(in thousands, except per share data)
Unvested balance, beginning of period	219	$0.46	2,253	$0.91	—	$—
Issued	2,127	0.94	—	—	1,965	4.88
Vested	(93)	0.42	(746)	0.86	—	—
Cancelled	—	—	(1,507)	0.94	—	—

Unvested balance, end of period	2,253	0.91	—	—	1,965	4.88

In August 2017, we issued restricted stock awards to two executives. The grant date fair value of these restricted stock awards was $2.0 million. During the year ended December 31, 2018, 1,507,092 shares of the restricted stock awards were subsequently cancelled. In January 2019, we issued 1,964,603 shares of restricted stock awards to an executive with a grant date fair value of $9.6 million.

During the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), we recorded stock-based compensation expense of $0.2 million, $0.6 million, $0.2 million, and $0.2 million, respectively. As of March 31, 2019 (unaudited), the unrecognized stock-based expense related to these restricted stock awards was $9.4 million, which was expected to be recognized over a weighted-average period of 3.4 years.

Restricted Stock Units

During the year ended December 31, 2018 and the three months ended March 31, 2019 (unaudited), we granted restricted stock units that contain both service- and performance-based vesting conditions to our executives, employees and consultants (“Performance RSUs”). The service-based vesting condition is generally satisfied (i) over four years with 25% vesting on the one-year anniversary of the award and the remainder vesting monthly over the next 36 months, or (2) over four years with 1/48 vesting on the one-month anniversary of the award, and remainder vesting monthly over the next 47 months, subject to the grantee’s continued service. The performance-based vesting condition is satisfied upon the earlier of (i) a change in control where the consideration paid to our equity security holders is cash, publicly traded stock, or a combination of both, or (ii) six months and one day following our planned IPO. The satisfaction of the performance-based vesting condition is expected to become probable upon the completion of a planned IPO, at which point we will record cumulative stock-based compensation expense using the accelerated attribution method.

	Restricted Stock Units and Performance RSUs	Weighted- Average Grant Date Fair Value
	(in thousands, except per share data)
Balance as of December 31, 2017	—	$—
Granted	3,661	3.20
Forfeited	(8)	1.96

Balance as of December 31, 2018	3,653	3.20
Granted (unaudited)	4,726	4.07
Vested (unaudited)	(982)	3.85
Forfeited (unaudited)	(17)	2.78

Balance as of March 31, 2019 (unaudited)	7,380	3.68

As of December 31, 2018, there was no stock-based compensation expense related to the Performance RSUs because the performance vesting condition was not deemed probable of occurring.

In January 2019, we granted 1,964,603 restricted stock units that contain only service-based vesting conditions over a four year period and recognized stock-based compensation expense of $0.4 million during the three months ended March 31, 2019 (unaudited).

In January 2019, we granted 982,302 restricted stock units to an executive that immediately vested on the grant date and recognized $3.8 million of stock-based compensation expense in our consolidated statements of operations for the three months ended March 31, 2019 (unaudited).

Secondary Transactions

In December 2017, certain of our employees and stockholders sold 1,210,696 shares of our common stock at a price of $0.94 per share to investors, which was the fair value of our common stock at the time of the transaction. We did not sell any shares or receive any proceeds from the transaction.

In December 2018, certain of our employees and stockholders sold 4,276,604 shares of our common stock and 115,896 shares of our redeemable convertible preferred stock at a price of $3.7336 per share to investors. The purchase price per share in the secondary transaction was in excess of the fair value of our outstanding common stock at the time of the transaction and accordingly, upon the completion of the transaction, we recorded $2.3 million in stock-based compensation expense related to the excess of the sales price per share of common stock over the fair value of the our common stock at the time of the transaction. We did not sell any shares or receive any proceeds from the transaction.

Award Modifications

During the year ended December 31, 2018, our board of directors approved three modifications to outstanding restricted stock awards granted under the 2014 Plan, one to a nonemployee and two to participants providing services to us as of that date. One modification was to a nonemployee to immediately vest 46,719 shares of restricted stock awards in September 2018, resulting in additional stock-based compensation expense of $0.1 million that was recognized in the consolidated statements of operations during the year ended December 31, 2018. The other two modifications were related to the cancellation of 1,507,092 shares of restricted stock awards and replacement with 753,546 shares of our Performance RSUs. Until the performance-based vesting condition for these Performance RSUs are satisfied, we continue to recognize stock-based compensation expense based on the remaining amount stock-based compensation expense measured for the original awards.

Stock-Based Compensation Expense

Stock-based compensation expense in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands)
Cost of revenue	$—	$18	$1	$6
Research and development expenses	541	2,188	262	361
Sales and marketing expenses	413	916	122	219
General and administrative expenses	1,164	3,210	354	4,924

Total stock-based compensation expense	$2,118	$6,332	$739	$5,510

We capitalized less than $0.1 million and $0.2 million of stock-based compensation costs related to capitalized internal-use software during the years ended December 31, 2017 and 2018, respectively, and less than $0.1 million for each of the three months ended March 31, 2018 and 2019 (unaudited).

11. Income Taxes

We recorded an income tax benefit of $0.1 million and a provision of less than $0.1 million during the years ended December 31, 2017 and 2018, respectively. The income tax provision for the years ended December 31, 2017 and 2018 was primarily due to state and foreign income tax expense and federal benefit related to release of valuation allowance upon acquired deferred tax liabilities. During the three months ended March 31, 2019 (unaudited), our benefit from income taxes was $1.4 million as a result of the release of a valuation allowance arising from a deferred tax liability in connection with the myStrength acquisition. The deferred tax liability provided on additional source of taxable income to support the realizability of pre-existing deferred tax assets.

Loss before provision for income taxes consisted of the following:

	Year Ended December 31,
	2017	2018
	(in thousands)
Domestic	$(16,939)	$(33,422)
Foreign	20	68

Total	$(16,919)	$(33,354)

Our provision for (benefit from) income taxes consisted of the following:

	Year Ended December 31,
	2017	2018
	(in thousands)
Current:
U.S. Federal	$—	$—
State	2	7
Foreign	6	21

Total current	$8	$28

Deferred:
U.S. Federal	$(61)	$—
State	(8)	—
Foreign	—	—

Total deferred	$(69)	$—

Total provision for (benefit from) income taxes	$(61)	$28

The reconciliation of federal statutory income tax rate to our effective income tax rates is as follows:

	Year Ended December 31,
	2017	2018
Expected income tax benefit at the federal statutory rate	34.00%	21.00%
State taxes, net of federal benefit	0.04%	(0.01)%
Foreign income (losses) taxed at different rates	—	(0.11)%
Research and development credit, net	3.56%	2.79%
Tax Cuts and Jobs Act revaluation	(57.00)%	—
Non-deductible items	(1.15)%	(0.53)%
Stock-based compensation	1.90%	2.59%
Other	(0.85)%	0.76%
Change in valuation allowance	19.86%	(26.57)%

Total	0.36%	(0.08)%

Deferred tax assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets are reduced by valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgements about future taxable income based on assumptions that are consistent with our plans and estimates.

Significant components of our deferred tax assets are summarized as follows:

	Year Ended December 31,
	2017	2018
	(in thousands)
Deferred tax assets:
Federal and state net operating loss carryforwards	$15,307	$31,508
Research and development tax credits	2,127	3,794
Stock-based compensation	585	2,055
Accruals and reserves	405	1,009
Deferred revenue	1,286	2,487
Other	71	230

Gross deferred tax assets	19,781	41,083
Valuation allowance	(19,302)	(38,310)

Net deferred tax assets	$479	$2,773
Deferred tax liabilities:
Property and equipment	(436)	(1,313)
Intangible assets	(43)	(1,460)

Net deferred tax assets	$—	$—

Due to the uncertainties surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance, and therefore no benefit has been recognized for the net operating loss carryforwards and other deferred tax assets. The valuation allowance decreased by $1.4 million and increased by $19.0 million during the years ended December 31, 2017 and 2018, respectively. We maintain a full valuation allowance against the net federal and state deferred tax assets as it is not more likely than not that the assets will be realized based on our history of losses. During the year ended December 31, 2018, no tax benefits were recorded related to stock-based compensation.

As of December 31, 2017 and 2018, we had net operating loss carryforwards and tax credit carryforwards as follows:

	Year Ended December 31,
	2017	2018
	(in thousands)
Net operating losses, federal	$66,906	$122,824
Net operating losses, California	3,144	6,251
Net operating losses, other states	11,396	57,494
Tax credits, federal	2,070	3,312
Tax credits, state	1,292	2,273

Total	$84,808	$192,154

As of December 31, 2018, we had $122.8 million of federal and $63.7 million of state net operating loss carryforwards available to offset future taxable income. Such carryforwards expire in varying amounts beginning in 2028.

As of December 31, 2018, we had $3.3 million of federal research credits and $2.2 million of state research credits available to offset future tax liabilities. The federal credit carryforwards expire beginning in 2034. The state credits do not expire.

Our ability to utilize net operating losses in the future may be subject to substantial restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended

(the “Code”) and similar state tax laws. In the event we should experience an ownership change, as defined, utilization of our net operating loss carryforwards and credits may be subject to a substantial annual limitation. The annual limitation may result in the expiration of net operating losses and credits before utilization.

We have no present intention of remitting undistributed earnings of foreign subsidiaries and, accordingly, no deferred tax liability has been established related to these earnings.

Uncertain Tax Positions

A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended December 31, 2017 and 2018 is presented below:

	Year Ended December 31,
	2017	2018
	(in thousands)
Unrecognized benefit—beginning of year	$—	$1,235
Gross increases—current year tax positions	337	556
Gross increases—prior year tax positions	898	—
Decreases—prior year tax positions	—	—

Unrecognized benefit—end of year	$1,235	$1,791

As of December 31, 2018, we recorded no liability related to uncertain tax positions on the financial statements. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of other income, net.

We file federal, state, and foreign income tax returns in the U.S. and abroad. For U.S. federal and state income tax purposes, the statute of limitations currently remains open for all years due to our NOL carryforwards. We are not currently under examination in any jurisdiction.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law making significant changes to the Code. Changes include, but are not limited to, a U.S. corporate income tax rate (“U.S. federal tax rate”) decrease to 21% effective January 1, 2018. As a result of the decrease in the U.S. federal tax rate to 21% effective January 1, 2018, we remeasured our deferred tax assets and liabilities using the U.S. federal tax rate that will apply when the related temporary differences are expected to reverse. Accordingly, this change in tax rate resulted in a reduction in our U.S. deferred tax assets by $9.7 million in 2017, which was fully offset by a corresponding reduction in valuation allowance.

Other provisions of the TCJA include one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. The one-time repatriation tax is based on the post-1986 earnings and profits that were previously deferred from U.S. income taxes. Due to its minimal foreign earnings and net operating loss carryforwards the one-time repatriation tax did not result in additional income tax expense.

12. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to our common stockholders:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except per share data)
Net loss	$(16,858)	$(33,382)	$(4,215)	$(14,960)
Accretion of redeemable convertible preferred stock	(143)	(162)	(37)	(41)

Net loss attributable to common stockholders	$(17,001)	$(33,544)	$(4,252)	$(15,001)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	28,885	33,147	32,412	36,414

Net loss per share attributable to common stockholders, basic and diluted	$(0.59)	$(1.01)	$(0.13)	$(0.41)

As we have reported net loss for each of the periods presented, all potentially dilutive securities are antidilutive. The following potential outstanding shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands)
Redeemable convertible preferred stock	91,920	117,231	91,920	117,231
Stock options	31,257	35,143	32,866	33,479
Restricted stock awards subject to repurchase	2,253	—	2,230	1,965
Common stock warrants	1,570	1,570	1,570	1,570
Restricted stock units	—	—	—	1,965

Total	127,000	153,944	128,586	156,210

The table above does not include 3,653,336 Performance RSUs outstanding as of December 31, 2018 and 5,415,886 restricted stock units outstanding as of March 31, 2019 (unaudited), as these Performance RSUs and restricted stock units were subject to either performance-based or market-based vesting conditions that were not met as of those dates.

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 and for the three months ended March 31, 2019 has been computed to give effect to the conversion of redeemable convertible preferred stock into common stock as of the beginning of the period presented or the date of issuance, if later, and the weighted-average shares of Performance RSUs that have satisfied the service-based vesting condition as of December 31, 2018 and March 31, 2019 and will vest upon the satisfaction of the performance-based condition in connection with the IPO.

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share:

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
	(unaudited)
	(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$(33,544)	$(15,001)
Reversal of accretion of redeemable convertible preferred stock	162	41

Pro forma net loss attributable to common stockholders	$(33,382)	$(14,960)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	33,147	36,414
Pro forma adjustment to reflect conversion of redeemable convertible preferred stock	110,366	117,231
Pro forma adjustment to reflect vesting of Performance RSUs	1	111

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	143,514	153,756

Pro forma net loss per share, basic and diluted	$(0.23)	$(0.10)

13. Segment Information

We operate as one operating segment as we only report financial information on an aggregate and consolidated basis to the Chief Executive Officer, our chief operating decision maker, who regularly reviews financial operating results on a consolidated basis for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results, and plans for components or types of products or services below the consolidated unit level. As of December 31, 2017, December 31, 2018, and March 31, 2019 (unaudited), substantially all of our long-lived assets were located in the United States and all revenue was earned in the United States.

14. Related Party Transactions

During the years ended December 31, 2017 and 2018, we paid shared service fees related to financial, legal, and administrative support to a stockholder pursuant to a shared services agreement, in the amount of $0.3 million and less than $0.1 million, respectively. Fees paid during the three months ended March 31, 2018 (unaudited) totaled less than $0.1 million. No such fees were paid under this arrangement during the three months ended March 31, 2019 (unaudited).

Pursuant to an employment arrangement, we paid the managing partner of a stockholder a salary totaling $0.2 million and $0.1 million during the years ended December 31, 2017 and 2018, respectively, and salary totaling less than $0.1 million during the three months ended March 31, 2018 (unaudited). No such fees were paid during the three months ended March 31, 2019 (unaudited).

In 2014, we entered into a sublease agreement with a stockholder for office space from which our Chicago office operates. Rent expense was allocated to us based on space used. The sublease term totaled five years, which equaled the term of the underlying lease agreement. Rent expense incurred during the year ended December 31, 2017 under this sublease totaled $0.1 million. In March 2017, the master lease agreement was transferred to us and the stockholder subleased from us. Sublease income recorded for this sublease was less than

$0.1 million during each of the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited).

During the three months ended March 31, 2019 (unaudited), we assumed a lease agreement previously held by a stockholder for our Chicago office space. The lease term expires in December 2024. Subsequently, we entered into a sublease agreement with the stockholder for a portion of the leased space. The sublease terms are the same as the terms of the underlying lease agreement. During the three months ended March 31, 2019 (unaudited), sublease income totaled less than $0.1 million. During the three months ended March 31, 2019 (unaudited), we also reimbursed the lessee for certain leasehold improvement and/or furniture costs totaling $0.2 million.

15. Employee Benefits

We sponsor a 401(k) plan for employees, which provides for us to make discretionary matching or discretionary annual contributions to the plan. We made no contributions to the plan during the years ended December 31, 2017 and 2018. During the three months ended March 31, 2019 (unaudited), we recorded expense of $0.4 million related to our 401(k) plan.

16. Subsequent Events

We have evaluated subsequent events through May 10, 2019, the date our consolidated financial statements were available for issuance.

In February 2019, we acquired all of the issued and outstanding shares of myStrength, Inc. (“myStrength”) and assumed most of myStrength’s employees. myStrength is a privately-held, Colorado-based digital behavioral health company that offers digital tools for conditions such as depression and addiction. Upon the closing of this acquisition, we paid cash consideration of $30.1 million, subject to any post-closing working capital adjustments. In addition, as part of the purchase agreement for myStrength, we are obligated to pay an earn-out consideration of up to $5.0 million contingent upon satisfying future milestones for the year ending December 31, 2019. We are continuing to assess the impact of this acquisition on our consolidated financial statements. The initial accounting for the business combination is incomplete at the time of this filing. Therefore, we did not provide all the disclosures required for a business combination pursuant to ASC 805, Business Combinations, and we will provide applicable disclosures in a future filing.

In February 2019, we assumed a lease obligation from a stockholder for office space from which our Chicago office operates. The total future lease obligation is $0.9 million, net of sublease income of $0.2 million. The associated lease term ends in December 2024.

Subsequent to December 31, 2018, we issued 6,522,855 Performance RSUs, 322,500 restricted stock units with service- and market-based vesting conditions, and 1,964,603 restricted stock awards.

17. Subsequent Events (unaudited)

In preparing the unaudited interim consolidated financial statements as of and for the three months ended March 31, 2019, we have evaluated subsequent events through June 14, 2019, the date the unaudited interim consolidated financial statements were available for issuance.

In June 2019, we entered into an amendment to the lease agreement for our Mountain View office. The amendment makes changes to the original lease including (i) the addition of approximately 16,100 square feet of office space and (ii) an extension of our current lease term. The total future lease obligation is $11.3 million over the new lease term ending in January 2024.

Subsequent to March 31, 2019, we issued 2,032,400 Performance RSUs, 200,000 restricted stock units with service- and other performance-based vesting conditions, and 450,000 restricted stock units with only service-based vesting conditions.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of Retrofit, Inc.

We have audited the accompanying financial statements of Retrofit, Inc. (a Delaware corporation), which comprise the balance sheet as of April 15, 2018, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period January 1, 2018 to April 15, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retrofit, Inc. as of April 15, 2018, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ CJBS, LLC

Northbrook, IL

April 26, 2019

RETROFIT, INC.

BALANCE SHEET

APRIL 15, 2018

ASSETS
CURRENT ASSETS
Cash	$87,368
Accounts receivable, net	530,254
Inventory	40,415
Prepaid expenses	106,492
Security deposits	18,000

Total current assets	782,529

NON-CURRENT ASSETS
Property and equipment, net	51,875
Intangible assets, net	542,293

Total non-current assets	594,168

TOTAL ASSETS	$1,376,697

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$671,928
Deferred revenue	276,059
Convertible notes	2,120,434
Derivative liabilities	2,580,443

Total current liabilities	5,648,864

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, series AA, $0.0001 par value, 5,986,883 shares authorized 4,365,500 shares issued and outstanding; (liquidation at original issue price per share adjusted for capitalization events plus declared or undeclared and unpaid dividends)	436
Preferred stock, series AA-1, $0.0001 par value, 6,097,127 shares authorized 3,738,727 shares issued and outstanding; (liquidation at 2.0 of the original issue price per share adjusted for capitalization events plus declared and unpaid dividends or, if greater, the amount per share as would have been payable had such share been converted into common shares immediately prior liquidation event)	374
Common stock, $0.0001 par value, 16,050,000 shares authorized; 1,853,122 shares issued and outstanding	185
Additional paid in capital, net of issuance costs	27,402,852
Accumulated deficit	(31,676,014)

Total stockholders’ equity (deficit)	(4,272,167)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,376,697

The accompanying notes are an integral part of these financial statements.

RETROFIT, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 01, 2018 TO APRIL 15, 2018

REVENUES	$1,508,170
COST OF SALES
Wellness experts	585,572
Fitness devices related costs	343,090
Revenue sharing costs	68,582
Other variable selling costs	3,127

Total cost of sales	1,000,371

GROSS MARGIN	507,799

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,603,782

Loss from operations	(1,095,983)

OTHER INCOME (EXPENSES)
Interest expense	(201,685)
Change in fair value—derivatives	(1,392,275)

Net, other income (expenses)	(1,593,960)

LOSS BEFORE INCOME TAXES	(2,689,943)
INCOME TAX EXPENSE (BENEFIT)	—

NET (LOSS)	($2,689,943)

The accompanying notes are an integral part of these financial statements.

RETROFIT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD JANUARY 01, 2018 TO APRIL 15, 2018

	Common stock	Preferred stock	Additional paid-in capital	Additional paid-in stock options	Accumulated deficit	Total
Balance at January 1, 2018	$185	$810	$27,272,713	$130,326	$(28,986,071)	$(1,582,037)
Stock based compensation	—	—	130,326	(130,326)	—	—
Syndication costs	—	—	(187)	—	—	(187)
Net loss	—	—	—	—	(2,689,943)	(2,689,943)

Balance at April 15, 2018	$185	$810	$27,402,852	$—	$(31,676,014)	$(4,272,167)

The accompanying notes are an integral part of these financial statements.

RETROFIT, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 01, 2018 TO APRIL 15, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	($2,689,943)
Adjustments to reconcile net loss to net cash
Provided by (used in) operating activities:
Depreciation	7,305
Amortization	47,430
Syndication costs	(187)
Amortization of discount on convertible notes	154,014
Change in fair value of derivative liabilities	1,392,275
(Increased) decrease in assets
Accounts receivable	59,889
Inventory	94,912
Prepaid expenses	(35,574)
Increased (decrease) in liabilities
Accounts payable and accrued	170,922
Deferred revenue	(132,033)

Net cash (used in) operating activities	(930,990)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment expenses	(7,702)
Capitalized costs intangible assets	(36,456)

Net cash (used in) investing activities	(44,158)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible notes	620,000

Net cash provided by financing activities	620,000

NET CHANGE IN CASH	(355,148)
CASH—BEGINNING OF YEAR	442,516

CASH—END OF YEAR	$87,368

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE ORGANIZATION

Retrofit Inc., (“Retrofit” or the “Company”) a Delaware corporation since 2011, provides a full suite of personalized, tech-enabled weight-management and disease-prevention solutions that deliver weight loss outcomes and lasting results. Retrofit expert nutritionists, exercise physiologists, and behavior coaches help individuals and corporate employees address underlying behavioral issues, and close the gap between what they know and what they do, to help them lose weight and live a healthy life they love.

Retrofit solutions are powered by a smart technology platform, a proprietary 6-factor lifestyle assessment, real-time data insights and delivered by multi-disciplinary expert coaches.

Retrofit uses a recurring revenue model, signing multi-year contracts with employers, health plans and distribution partners. Retrofit’s solutions are reimbursable under healthcare insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting, under which revenue is recognized when earned and expenses are recorded when incurred, in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying financial statements have been prepared assuming that the Company will continue its operations.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-17 (ASU 2015-17), Balance Sheet Classification of Deferred Taxes. The amendments in this update require that deferred tax liabilities and assets be classified as non-current in a classified balance sheet. ASU 2015-17 is effective for calendar year 2019 with early implementation permitted and has been adopted by the Company in 2016.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk—The cash balance as of April 15, 2018, consists of checking and savings accounts. Financial instruments that potentially subject Retrofit to a concentration of credit risk consists principally of cash. Retrofit places its cash and deposits with high credit quality financial institutions; however, deposits may exceed the federally insured limits from time to time.

Accounts Receivable—Accounts receivable are for trade receivables arising from the sales of weight- management and disease-prevention solutions to clients and are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At April 15, 2018, the allowance for doubtful accounts was $58,000.

Prepaid Expenses and Other Assets—Prepaid expenses consist of prepayments for annual insurance premiums. The insurance premium is amortized on a straight-line basis over the life of the underlying policy.

Inventory—Retrofit purchase small fitness devices, Fitbit and scales, that are used by customers enrolled in one of Retrofit’s weight loss program. Fitness devices are expensed at the time of shipment. Inventory is stated at the lower of cost or net realizable value, and the cost is determined by the moving average method.

Bill and Hold—GAAP specifies certain criteria which must be met to allow “bill and hold” transactions to be recorded as revenue when delivery has not occurred: the risk of ownership must have passed to the buyer, the customer must have made a fixed commitment to purchase the goods and must request that the transaction be on a bill and hold basis, there must be a fixed schedule for delivery of the goods, the ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders, and the products must be complete and ready for shipment. For the period ended April 15, 2018, the management determined that all the criteria have been met and, the Company recorded the sale and related cost of goods sold before the delivery of products under one bill and hold contract. As of April 15, 2018, the liability for unfulfilled inventory obligation under the bill and hold transactions recorded in the balance sheet was $6,199.

Intangible Assets—Intangible assets consists of an internal developed healthy living product launched in 2017 and internally developed software. The internal developed healthy living product was launched in 2017 and includes capitalized costs totaling $350,176. The internal developed software includes capitalized costs through April 15, 2018, totaling $327,091. The intangible assets are amortized on a straight-line basis over the useful life of three years. Amortization expense for the period ended April 15, 2018 was $47,430.

Property and Equipment—Property and equipment acquisitions are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 5 years. The cost of repairs and maintenance that do not improve or extend the useful lives of the respective assets is charged to expense as incurred; significant renewals and betterments are capitalized.

Security Deposit—As of April 15, 2018, Retrofit has $18,000 into a security deposit related to an operating lease for the use of office space.

Accounts Payable and Accrued Expenses—Included in accounts payable and accrued expenses were obligations to pay vendors for goods and services received in the normal course of business.

Deferred Revenue—Deferred revenue is recorded when payments are received in advance of performing service obligations and is recognized over the service period. Advances under contract revenue are recorded as deferred revenue.

Common Stock—As of April 15, 2018, Retrofit had 1,853,122 shares of Common Stock issued and outstanding and 16,050,000, $0.0001 par value per share authorized shares of Common Stock. The holders of Common Stock are entitled to one vote for each share of Common Stock. The holders of Common Stock are entitled to receive, when declared by the board of directors, dividends after payments of Preferred Stock dividends.

Preferred Stock—As of April 15, 2018, Retrofit had 12,084,010, $0.0001 par value per share, authorized shares of Preferred Stock designated as follows: 5,986,883 authorized shares of Series AA Preferred Stock and 6,097,127 authorized shares of Series AA-1 Preferred Stock. Holders of Series AA Preferred Stock, prior and in preference to any Common Stock or series AA-1 Preferred Stock, are entitled to receive cumulative dividends, at a rate of 8% per annum, payable upon liquidation, as defined on the amended article of incorporation. Series AA dividends accrue from day to day whether or not declared. Annual cumulative dividends will not accrue on the Series AA-1 Preferred Stock. As of April 15, 2018, there were no declared dividends. Total accrued cumulative undeclared dividends for series AA preferred shares as of April 15, 2018, totaled $855,157.

Series AA and AA-1 Preferred Stock can be converted into the number of fully paid shares of Common Stock at an initial conversion ratio of 1:1, subject to adjustments for stock dividends, splits, combinations and similar events.

The Board of Directors of the Company is authorized to issue Preferred Stock from time to time in one or more classes or series thereof, each such class or series to have such voting powers (if any), conversion rights (if any), designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof as shall be determined by the Board of Directors and stated and expressed in a resolution or resolutions thereof providing for the issuance of such Preferred Stock.

Subsequent period ending April 15, 2018, on April 16, 2018, Retrofit’s issued and outstanding shares were canceled. The accrued undeclared dividends on series AA shares were canceled. See Note 13 for additional details.

Stock Options and Warrants—Retrofit accounts for employee and non-employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure the stock option expense at the date of grant. Compensation cost associated with employee stock options is recognized over the service period beginning on the grant date. Compensation cost for performance-based stock options is accrued if it is probable that the performance condition will be achieved. The expense associated with non- employee stock options is recognized over the vesting period, as specified in individual agreements.

Retrofit has issued warrants for the purchase of shares of company common stock. Total warrants outstanding at April 15, 2018, were 51,943.

Subsequent period ending April 15, 2018, on April 16, 2018, Retrofit’s issued and outstanding stock options and warrants were canceled.

Revenue Recognition—Retrofit recognizes contract revenues and obligations only when earned or incurred. Revenue from fitness devices is recognized when products are shipped. Retrofit enters into contracts with its customers over various periods of six months to three years. Advances are recorded as deferred revenue. Certain services are provided for a fixed price payable in installments, as set out in the individual statement of work, with each installment being conditional on Retrofit achieving a specific milestone. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheet and recognized as revenue when the related revenue recognition criteria are met.

Retrofit is engaged in arrangements to provide its weight management program to other entities that typically contain payment provisions under which all or a portion of the consideration to be received by the company is contingent upon uncertain future events or circumstances. Retrofit Weight Management Program is a 6-month and/or 12-month targeted weight management solution combining a high touch high-tech approach with access to virtual coaching, online classes, and an online community. Multiple elements or deliverables may include (1) at 6 months, qualified participants move 1 Body Mass Index (“BMI”) point and/or lose at least 5% body weight; (2) at 12 months, qualified participants maintain move 1 BMI point and/or 5% body weight loss. Retrofit recognizes revenue on such arrangements by applying the milestone method under which consideration to be received upon achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. In determining whether a milestone is substantive at the inception of an arrangement the company takes into account its nature and the degree to which achievement of the milestone is expected to contribute to the value of the overall services provided.

During period ending April 15, 2018, the company recognized $0 of contingent consideration as milestone revenue from such arrangements.

Advertising—The Company expenses advertising expenses as they are incurred. Advertising expense for the period ended April 15, 2018, was $3,634.

Derivative Instruments—The Company enters into financing arrangements that are hybrid instruments that contain embedded derivative features. Derivative instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value with gains or losses recognized in earnings. The Company determines the fair value of derivative instruments based on available market data using Monte Carlo valuation model.

Income Taxes—Retrofit accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation of property and equipment, current year accruals and tax credits. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions—Retrofit files income tax returns in the U.S. federal jurisdiction and the state of Illinois. The Company follows the guidance of Accounting Standards Codification (ASC 740), Accounting for Income Taxes, related to uncertainties in income taxes, which prescribes a threshold of more likely than not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. There are no such uncertain tax positions for the Company for the period ended April 15, 2018. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. Retrofit is generally no longer subject to examinations by the Internal Revenue Service for years prior to 2015.

3. PROPERTY AND EQUIPMENT

Depreciation expense for the period ended April 15, 2018, was $7,305. Property and equipment as of April 15, 2018, consists of the following:

Furniture and Equipment	$49,227
Computer Hardware	149,774

Total Property and Equipment	199,001
Less Accumulated Depreciation	(147,126)

Total	$51,875

4. COMMITMENTS

Operating Lease—Retrofit had a five-year operating lease for its office space that expired on June 2018. Monthly rental invoices included amounts for real estate taxes and maintenance in addition to the base rent. The base lease and its shares of expenses were paid through the end of the lease term when the Company moved into a new space with no contractual obligations. Total rent expense and related operating expense charged under the lease agreement for the period ending April 15, 2018, was $40,753. Base rent expense for the period ending April 15, 2018, was $14,820.

Royalty Agreement with Related Party—Retrofit entered into a royalty agreement with one of its advisory board members that require a minimum payment of $60,000 per year through October 2016. The agreement was renewed for five years, maturing in October 2021, requiring a minimum payment of $75,000 per year. Royalty expense for the period ended April 15, 2018, was $21,875.

5. CONVERTIBLE NOTES PAYABLE AND DERIVATIVE LIABILITIES

2017 Convertible Note

Pursuant to a note purchase agreement dated August 25, 2017, the Company raised $2,000,000 from private investors through issuance of convertible notes with the following terms: maturity date December 31, 2018, accrues interest at 8.0% per annum, secured by all of the assets of the Company, may not be prepaid without the prior written consent of holder, automatically converts into the type of security sold in the next financing round of at least $2,500,000, with a 20% discount and provides for a premium payment in the event of an acquisition or sale event equal to two times the outstanding balance upon closing of the acquisition or sale event (the “Contingent Redemption Feature”). The first $1,000,000 was funded on August 29, 2017 and an addition $1,000,000 was funded on November 22, 2017.

The Company determined that the Contingent Redemption Feature is an embedded derivative that requires bifurcation as detailed below. The proceeds received under the note purchase agreement were allocated to the embedded derivative based on its issuance date fair value, which was determined using a probability weighted cashflow model. The liability for the debt component is accounted for using the effective interest method. As of April 15, 2018, the outstanding balance on the note payable was $2,000,000 and the accrued interest was $80,877. As of April 15, 2018, the book value of the notes payable was $1,500,434 with an unamortized discount of $499,566.

The bifurcated embedded derivative liability was subsequently recorded at fair value of $1,188,168 of December 31, 2017, and $2,580,443 as of April 15, 2018, which is recognized in the balance sheet as “Derivative Liabilities.” Changes in fair value recorded in other loss of $1,392,275 for the period ended April 15, 2018.

As of April 15, 2018, the Company estimated the fair value of the Convertible Notes using a probability- weighted cash flow method. The fair value is sensitive to the estimated probability that a change in control event will take place (60% at December 31, 2017) or the valuation model and the discount rate. These assumptions are significant unobservable inputs, and the Company has classified the fair value of the embedded derivative as a Level 3 estimate.

Subsequent period ended April 15, 2018, on April 16, 2018, the Company entered into a merger agreement and the full balance of the note payable, accrued interest, and the embedded derivative liability were settled with the proceeds from the merger for a total of $4,161,753.

2018 Note Payable

Pursuant to a note purchase agreement dated March 12, 2018, the Company raised $620,000 from private investors through issuance of convertible notes with the following terms: maturity date April 15, 2018, accrues interest at 8.0% per annum, secured by all of the assets of the Company, may not be prepaid without the prior written consent of holder.

At the maturity, the Company had the option to extend the maturity to December 31, 2018 or a different date with additional conditions as follows: automatically converts into the type of security sold in the next financing round of at least $2,500,000, with a 20% discount and provides for a premium payment in the event of an acquisition or sale event equal to two times the outstanding balance upon closing of the acquisition or sale event. The first $200,000 was funded on March 29, 2018 and an addition $420,000 was funded on March 29, 2018.

At the maturity, the Company extended the maturity date of the note from April 15, 2018 to April 16, 2018 and obtained a waiver of all interest and other charges or fees that would otherwise accrue under this note from April 13, 2018 to April 16, 2018.

Subsequent period ended April 15, 2018, on April 16, 2018, the Company entered into a merger agreement and the full balance of the note payable and the accrued interest, were settled with the proceeds from the merger for a total of $622,740.

Classification as embedded derivative. The Company considered the guidance in FASB ASC 815-15-25- 1, which states that an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument under Subtopic 815-10 if and only if all of the following criteria are met: a. The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. b. The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur. c. A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument is not be considered to be the initial net investment for the embedded derivative).

The Company’s convertible note payable meet the criteria for an embedded derivative as follows: a. Not clearly and closely related b. Hybrid instrument not remeasured at fair value under GAAP: The host convertible note payable is measured pursuant to the requirements of ASC 470, Debt, and not at fair value. c. A separate instrument with the same terms would be considered a derivative: ASC 815-10-15-83, outlines three overall characteristics of a derivative instrument: 1) One or more underlying and notional amount or payment provision. 2) Minimal or no initial net investment 3) Provision for net settlement, contractual or otherwise. Retrofit’s contract meets the derivative criteria outlined in item c.

6. FAIR VALUE MEASUREMENTS

The Company follows the provisions of FASB ASC 815 “Derivatives and Hedging” (“ASC 815”), as their instruments are recorded as a derivative liability, at fair value, with changes in fair value reflected in income.

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, that provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value:

Derivative liabilities. The Company determines the fair value of derivative instruments based on available market data using Monte Carlo valuation model. The Monte Carlo valuation model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the convertible notes including the potential for early conversion with premium payment in the event of an acquisition or sale event. The Company’s derivative liability is classified within Level 3 of the fair value hierarchy because certain unobservable inputs were used in the valuation model.

The following is a reconciliation of the beginning and ending balances for the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended April 15, 2018:

Embedded derivative liability

Balance December 31, 2017	$1,188,168
Fair value adjustment	1,392,275

Balance April 15, 2018	$2,580,443

7. CONTINGENCIES

Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of approximately

$2,700,000 during the period ended April 15, 2018, and as of that date, the Company’s accumulated deficit was approximately $31,700,000. Those factors, as well as the uncertain conditions that the Company faces regarding the ability to raise additional capital to fund its operations, create substantial doubt about the Company’s ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and is executing a plan to minimize its risk by acquiring new customers, maximizing engagement with customers and selling additional solutions to existing customers, reducing expenses to reduce cash burn. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management’s ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Other Contingencies

The Company is subject to federal, state and local laws and regulations. Future changes in government regulation or any claims as the result of audits from state agencies, should they arise, could materially impact the Company. The Company establishes liabilities when a particular contingency is probable and estimable. The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimable liabilities. The Company has certain contingencies which are reasonably possible, with exposures to loss which are in excess of the amount accrued. However, the remaining reasonably possible exposure to loss cannot currently be estimated.

8. RISKS AND UNCERTAINTIES

The Company may need to raise additional capital to fund its operations. The Company may at that time be unable to raise such funds when needed or on acceptable terms. If the Company fails to raise additional funds as needed or generate sufficient revenues, it may have to delay or terminate its operations. Retrofit’s use of cash for operations since inception in 2011 resulted in an accumulated deficit of approximately $31,700,000 as of April 15, 2018. In 2014 Retrofit’s management made the conscious decision to move away from being a consumer-driven (B2C) company and focus on the employer channel (B2B) for customer acquisition. In 2015, the management team executed a five-year financial plan focused on building a growing, scalable and profitable business that delivers value to all stakeholders. The Company’s strategies are focused on major growth drivers for the business, including expanding customers and driving revenue growth by targeting large, self-insured employers with >5,000 lives, health plans, and healthcare delivery systems, partnering with the top consulting firms, increasing customer revenue and leveraging strategic partners to accelerate customer reach. In 2018, the management team continued to apply the business model that creates predictable long-term revenue entering into multi-year contracts that includes a minimum contract revenue to ensure recurring long- term revenue.

In the course of its business affairs and operations, the Company is subject to possible loss contingencies arising from various claims against the Company. There are no matters that, in the opinion of management, will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

9. RETIREMENT PLAN

Effective January 1, 2017, Retrofit established a 401(k)-profit sharing plan covering all eligible employees who have reached age 21 and completed at least three consecutive months of employment. The age requirement and service requirement is waived for employees as of January 1, 2017. The Plan provides for automatic enrollment of eligible participants, withholding 3% of participant’s compensation unless participants elect to withhold a different percentage or to not withhold at all. Matching contributions are discretionary. Roth deferrals are permitted under the Plan. Participants are vested immediately in their contributions, rollover contributions, actual earnings thereon and matching contributions. Matching contributions for the period ended April 15, 2018, was $13,442.

10. INCOME TAXES

Current and Deferred Income Tax Provisions—Since incorporation in 2011, Retrofit incurred losses and no tax payments were made, therefore no provision for income tax (benefit) was created.

Temporary Differences—Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of Retrofit’s assets and liabilities. The Company has approximately $28,810,000 of net operating loss carryforwards available to offset future federal taxable income and state taxable income. As of April 15, 2018, management has determined the likelihood of realizing the benefit from a future reversal of these deferred tax assets for income tax purposes is uncertain. Therefore, a 100% allowance has been applied.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law and is effective on January 1, 2018. TCJA permanently reduce the corporate income tax rate from 34% to 21%. Under pre-Act law, a net operating loss (NOL) may generally be carried back two years and carried over 20 years to offset taxable income in such years. Under the new law, for NOLs arising in tax years ending after December 31, 2017, the two-year carryback provision is repealed, the NOL deduction is limited to 80% of taxable income (determined without regard to the deduction), and NOLs can be carried forward indefinitely. Under ASC 740, Income Taxes, the effects of changes in tax laws and rates on deferred tax assets and liabilities are recognized retroactively in the period in which the new legislation is enacted.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:

Net Operating Loss Carryforwards	$8,067,000
Deferred Revenue and Allowance Receivable	12,000
Deferred Tax Asset Valuation Allowance	(8,079,000)

Net Deferred Tax Assets	$—

11. STOCK OPTIONS

During year ended December 31, 2012, Retrofit approved a stock option plan that covers certain key employees and certain advisors, consultants and directors. During subsequent years, Retrofit amended its 2012 stock incentive plan (“the Plan”) in 2014, 2015 and in 2016. As of April 15, 2018, the total number of shares of common stock reserved for issuance under this Plan was 1,434,643. Those options expire 10 years after the date of grant.

Employee and Non-Employee Stock Options—Using the Black-Scholes-Merton option pricing model, the calculated value per share on the grant date was $0.03 for employee stock options granted in 2018. The granted stock options vest ratably over 3 to 5 years with an exercise price of $0.445. The weighted-average remaining contractual term of options outstanding as of April 15, 2018, was 5 to 7 years. The shares will be issued when exercised from the pool of reserved shares. Total compensation expense for granted employee stock options in April 15, 2018, was immaterial for the financial statements. As of April 15, 2018, there is no balance on deferred compensation for future years.

The significant assumptions used to determine the calculated value of options during 2018 are as follows:

The Underlying Stock’s Price	$0.378
Risk-free Interest Rate	2.49%
Expected Dividend Yield	-0-
Expected Volatility	1%-40%
Expected Life in Years	10

The following is an analysis of total outstanding stock options as of April 15, 2018:

Options outstanding, beginning of year	554,890
Granted	30,624
Exercised/cancelled	—

Options outstanding, end of year	$585,514

Options exercisable, end of year	$244,601

Non-vested options outstanding, end of year	$340,913

The following is an analysis of non-vested stock options as of April 15, 2018:

	Total Non- vested Options	Weighted- Average Calculated Value
Non-vested options
Total non-vested options outstanding, beginning of year	$310,289	$0.01
Granted	30,624	$0.03
Forfeited/ Vested	—	$0.01

Total non-vested options outstanding, end of year	$340,913	$0.02

12. CONCENTRATION

For period ended April 15, 2018, the Company had four major customers which accounted for approximately 50% of total revenue and approximately 85% of the receivable balance at year end.

13. SUBSEQUENT EVENTS

On April 16, 2018, Retrofit was acquired by Livongo Health, Inc. As of that date, Raisin Merger Sub, Inc., an Illinois corporation and a wholly-own subsidiary of Livongo Health, Inc., a Delaware corporation, merged with and into Retrofit. As of the merger date Raisin Merger Sub, Inc ceased to exist and, Retrofit succeeded as the surviving corporation, a wholly owned subsidiary of Livongo Health, Inc.

Retrofit’s issued and outstanding shares before the merger were canceled and converted into a right to receive the per share merger consideration. Each share of common stock of Raisin Merger Sub, Inc. issued and outstanding prior to the merger was converted into one share of Retrofit’s common stock. As defined on the articles of incorporation as amended on April 16, 2016, the merger transaction resulting in Retrofit as a wholly-own subsidiary of another corporation does not constitute a liquidation event, therefore the accrued undeclared dividends on series AA shares were canceled. Retrofit’s issued and outstanding stock options and warrants not exercised by the merger date were canceled.

Retrofit has evaluated subsequent events through April 26, 2019, the date the financial statements were available to be issued. It has concluded that there were no other events that provide additional evidence about conditions that existed at the balance sheet date that require recognition in the period ended April 15, 2018 financial statements or related note disclosures in accordance with FASB ASC 855, Subsequent Events.

LIVONGO HEALTH, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Introduction to Unaudited Pro Forma Financial Information

The following unaudited pro forma combined statement of operations for the year ended December 31, 2018 is presented to give effect to Livongo Health, Inc.’s (“Livongo”) acquisition of Retrofit Inc. (“Retrofit”) (“the acquisition”) on April 16, 2018 for $18.6 million, which is comprised of $12.4 million cash paid at closing and $6.2 million of contingent consideration. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X.

The pro forma information was prepared based on the historical consolidated statement of operations of Livongo and Retrofit after giving effect to the acquisition using the acquisition method of accounting, and after applying the assumptions, reclassifications, and adjustments described in the accompanying notes. The pro forma information is presented as if the acquisition had occurred on January 1, 2018. The acquisition of Retrofit has already been reflected in Livongo’s historical audited consolidated balance sheet as of December 31, 2018. Therefore, no unaudited pro forma condensed combined balance sheet as of December 31, 2018 has been presented herein.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the combined results following the business combination. The pro forma adjustments are described in the accompanying footnotes.

Livongo accounts for business combinations pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). In accordance with ASC 805, Livongo used its best estimates and assumptions to accurately assign fair value to the tangible assets acquired, identifiable intangible assets and liabilities assumed and the related income tax impacts as of the acquisition date. Goodwill as of the acquisition date is measured as the excess of purchase consideration over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed.

The fair values assigned to Retrofit’s tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the date of the acquisition. The preliminary estimated fair values of assets acquired and liabilities assumed and identifiable intangible assets may be subject to change as additional information is received. Thus, the estimated fair values are subject to change.

The unaudited pro forma condensed combined statement of operations is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations that Livongo would have reported had the acquisition been completed as of the date and for the periods presented, and should not be taken as representative of its consolidated results of operations following the acquisition. In addition, the unaudited pro forma condensed combined statement of operations is not intended to project the future financial results of operations of the combined company.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition, costs necessary to achieve such measures, or costs to integrate the operations of the combined company.

The unaudited pro forma condensed combined statement of operations was based on and should be read in conjunction with the following historical financial statements and accompanying notes:

•	Separate audited historical financial statements and accompanying notes of Livongo as of and for the year ended December 31, 2018 included elsewhere in this prospectus; and

•	Separate audited historical financial statements of the Retrofit as of April 15, 2018 and for the period from January 1, 2018 through April 15, 2018 are included elsewhere in this prospectus.

LIVONGO HEALTH, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31, 2018
	Historical Livongo for the year ended December 31, 2018	Adjusted Historical Retrofit for the period from January 1, 2018 through April 15, 2018	Pro Forma Adjustments		Pro Forma Livongo
Revenue	$68,431	$1,508	$—		$69,939
Cost of revenue	20,269	1,000	96	(a)	21,365

Gross profit	48,162	508	(96)		48,574

Operating expenses:
Research and development	24,861	717	33	(b)	25,611
Sales and marketing	36,433	437	164	(c)	37,034
General and administrative	23,063	450	(363	)(d)	23,150
Change in fair value of contingent consideration	(1,200)	—	—		(1,200)

Total operating expenses	83,157	1,604	(166)		84,595

Loss from operations	(34,995)	(1,096)	70		(36,021)
Other income, net	1,641	(1,594)	1,594	(e)	1,641

Loss before provision for income taxes	(33,354)	(2,690)	1,664		(34,380)
Provision for (benefit from) income taxes	28	—	432	(f)	460

Net loss	$(33,382)	$(2,690)	$1,232		$(34,840)

Accretion of redeemable convertible preferred stock	(162)	—	—		(162)

Net loss attributable to common stockholders	$(33,544)	$(2,690)	$1,232	(g)	$(35,002)

Net loss per share attributable to common stockholders, basic and diluted	$(1.01)				$(1.06)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	33,147				33,147

Livongo Health, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

Note 1. Description of Transaction

On April 16, 2018, pursuant to the terms of the Share Purchase Agreement, Livongo acquired all the shares of Retrofit, a leading provider of weight-management and disease-prevention programs based in Chicago, Illinois. With the addition of Retrofit Inc.’s health management suite, management believes that the acquisition further accelerates the broadening of our service offering to our customers. See Note 2 below for more details on the acquisition.

Note 2. Reclassification Adjustments

The total purchase consideration transferred for all of the outstanding equity interests of Retrofit consisted of a cash payment on the closing date (adjusted for customary closing adjustments) of $12.4 million. Upon the close of the Retrofit acquisition, as part of the Purchase Agreement, we placed in escrow an earn-out consideration of $7.0 million held by a third-party escrow agent to be released to the former stockholders of Retrofit contingent upon achieving future qualified member targets as determined on December 31, 2018, 2019, and 2020 (the “Contingent Consideration”). We estimated the fair value of the Contingent Consideration to be $6.2 million as of the acquisition date using a Monte Carlo simulation model, which together with the $12.4 million cash paid at closing resulted in total purchase consideration of $18.6 million.

The following table summarizes the preliminary purchase price allocation as of the acquisition date:

Amount
(in thousands)
Cash and cash equivalents	$87
Accounts receivable	409
Inventories	56
Prepaid expenses and other current assets	124
Property and equipment	52
Intangible assets(a)	5,580

Total assets acquired	$6,308
Accounts payable	$366
Accrued expenses and other liabilities	394
Deferred revenue	212

Total liabilities assumed	$972

Goodwill(b)	$13,223

Total Consideration Transferred	$18,559

(a)

The estimated fair values of the intangible assets acquired were determined based on the income approach to measure the fair value of the trade name, customer relationships, and technology. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. These intangible assets will be amortized using the straight-line basis over their expected useful lives. The estimated useful lives and fair values of the identifiable assets are as follows:

	Estimated Fair Value	Expected Useful Life
	(in thousands, except years)
Customer relationships	$3,890	10 years
Developed technology	1,650	5 years
Trade name	40	2 years

Total intangible assets	$5,580

(b)

Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired and is primarily attributable to the assembled workforce and expanded market opportunities when integrating Retrofit’s capabilities in in weight-management and disease-prevention programs with Livongo’s offerings. Goodwill is not amortized but is reviewed for impairment at least annually. Goodwill recognized in the acquisition is not expected to be deductible for tax purposes.

Note 3. Reclassification Adjustments

To reflect all financial statement presentation reclassification adjustments made to align Retrofit’s historical financial statement presentation to that of Livongo:

	For the period ended April 15, 2018
	Historical Retrofit	Conforming Accounting Adjustments		Adjusted Retrofit
	(in thousands)
Revenue	$1,508	$—		$1,508

Cost of sales:
Cost of sales	—	1,000	(i)	1,000
Wellness experts	586	(586	)(i)	—
Fitness devices related costs	343	(343	)(i)	—
Revenue sharing costs	68	(68	)(i)	—
Other variable selling costs	3	(3	)(i)	—

Total cost of sales	1,000	—		1,000

Gross margin	508	—		508

Operating expenses:
Research and development	—	717	(ii)	717
Sales and marketing	—	437	(ii)	437
General and administrative	—	450	(ii)	450
Selling, general and administrative	1,604	(1,604	)(ii)	—

Total operating expenses	1,604	—		1,604

Loss from operations	(1,096)	—		(1,096)
Interest expense	(202)	202		—
Other income, net	—	(1,594	)(iii)	(1,594)
Change in fair value—derivatives	(1,392)	1,392	(iii)	—

Loss before income taxes	(2,690)	—		(2,690)
Income tax expense (benefit)	—	—		—

Net loss	$(2,690)	—		$(2,690)

(i)

To reclassify “Wellness experts,” “Fitness devices related costs,” “Revenue sharing costs,” and “Other variable selling costs” cost of revenue line items presented above, to the “Cost of revenue” line item reported in the Livongo statement of operations for the year ended December 31, 2018.

(ii)

To reclassify the “Selling, general, and administrative expenses” line item presented above, to the “Research and development”, “Sales and marketing,” and “General and administrative” line items reported in the Livongo statement of operations for the year ended December 31, 2018.

(iii)	To reclassify the “Interest expense” and “Change in fair value—derivatives” line items presented above as “Other income, net.”

Note 4. Unaudited Pro Forma Financial Statement Adjustments

(a)	Cost of revenue

December 31, 2018
(in thousands)
To record amortization expense of the developed technology intangible asset acquired for the period of January 1, 2018 to April 15, 2018. The amortization expense was calculated based on the fair value of $1.7 million and useful life of 10 years.	$96

$96

(b)	Research and development

December 31, 2018
(in thousands)
To record expense on stock-based awards granted in connection with the acquisition. The shares granted vest over a four-year period as services are provided.	$33

$33

(c)	Sales and marketing

December 31, 2018
(in thousands)
To record expense on stock-based awards granted in connection with the acquisition. The shares granted vest over a four-year period as services are provided.	$44
To record amortization expense of intangible assets for an acquired trade name and customer relationships for the period January 1, 2018 to April 15, 2018. The amortization expense was calculated based on the fair value of $40,000 for the trade name and $3.9 million for customer relationships, with useful lives of two and ten years, respectively.	120

$164

(d)	General and administrative

December 31, 2018
(in thousands)
To remove Retrofit’s historical amortization expense relating to its developed technology intangible assets	$(47)
To remove transaction costs for the period January 1, 2018 to April 15, 2018 incurred as a result of the acquisition.	(368)
To record expense on stock-based awards granted in connection with the acquisition. The shares granted vest over a four-year period as services are provided.	52

$(363)

(e)	Other income, net

December 31, 2018
(in thousands)
To remove interest expenses related to Retrofit’s historical convertible notes payable that were extinguished as a result of the acquisition.	$202
To remove the change in fair value of the embedded derivative bifurcated from Retrofit’s historical debt that was extinguished as a result of the acquisition.	$1,392

$1,594

(f)	Provision for (benefit from) income taxes

December 31, 2018
(in thousands)
To record the estimated tax impact of the unaudited pro forma adjustments described above based on the combined state and federal statutory tax rate of 26%.	$432

$432

(g)	To reflect the impact of the unaudited pro forma adjustments to net loss per share attributable to common stockholders, basic and diluted.

                Shares

Common Stock

PROSPECTUS

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	J.P. MORGAN

PIPER JAFFRAY	SVB LEERINK

CANACCORD GENUITY	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY

                    , 2019

Until                     , 2019, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2016, we have issued the following unregistered securities:

Preferred Stock Issuances

In April 2016, we sold an aggregate of 29,713,664 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.6659 per share, for an aggregate purchase price of approximately $49.5 million.

In March 2017, we sold an aggregate of 23,547,874 shares of our Series D redeemable convertible preferred stock at a purchase price of $2.2295 per share, for an aggregate purchase price of approximately $52.5 million.

In April 2018, we sold an aggregate of 25,310,962 shares of our Series E redeemable convertible preferred stock at a purchase price of $4.1484 per share, for an aggregate purchase price of approximately $105.0 million.

Option and RSU Issuances

From January 1, 2016 to April 30, 2019, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 30,135,481 shares of our common stock under our 2014 Plan at exercise prices ranging from $0.40 to $1.81 per share.

From January 1, 2016 to April 30, 2019, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 10,506,191 restricted stock units to be settled in shares of our common stock under our 2014 Plan.

Restricted Stock Issuances

From January 1, 2016 to April 30, 2019, we granted restricted stock awards with respect to 4,264,763 shares of our common stock, including a restricted stock award with respect to 1,964,603 shares of our common stock to Zane Burke, our Chief Executive Officer.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (a) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (d) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1†	Agreement and Plan of Merger by and among the Registrant, myStrength, Inc., certain holders of capital stock of myStrength, Inc., Livongo Merger Sub, Inc., and the stockholder representative named therein, dated as of January 23, 2019.

2.2†	Agreement and Plan of Merger by and among the Registrant, Raisin Merger Sub, Inc., Retrofit Inc., and the stockholder representative named therein, dated as of March 31, 2018.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3#	Bylaws of the Registrant, as amended, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2#	Fourth Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its capital stock, dated as of April 10, 2018.

4.3#	Warrant between the Registrant and Cerner Capital, Inc., dated as of March 1, 2015.

4.4#	Warrant to Purchase Stock between the Registrant and Comerica Bank, dated as of April 16, 2015.

4.5#	Warrant to Purchase Stock between the Registrant and Comerica Bank, dated as of September 5, 2014.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2+*	2019 Equity Incentive Plan and related form agreements.

10.3+*	2019 Employee Stock Purchase Plan and related form agreements.

10.4+*	2019 Employee Bonus Plan.

10.5+*	2014 Equity Incentive Plan and related form agreements.

10.6+*	2008 Equity Incentive Plan and related form agreements.

10.7+	Employment Agreement between the Registrant and Zane Burke, dated as of March 6, 2019.

10.8+	Employment Agreement between the Registrant and Glen Tullman, dated as of April 22, 2014.

10.9+	Employment Agreement between the Registrant and Jennifer Schneider, dated as of September 1, 2015.

10.10+	Employment Agreement between the Registrant and Lee Shapiro, dated as of January 18, 2019.

10.11+*	Offer Letter between the Registrant and James Pursley, dated as of , 2019.

10.12	Lease between the Registrant and SFF Castro Station, LLC, dated as of December 21, 2014 and subsequent amendments.

21.1#	List of subsidiaries of the Registrant.

Exhibit Number	Description

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of CJBS, LLC, Independent Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page hereto).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Previously filed.
†

Certain portions of this exhibit (indicated by “[***]”) have been omitted as Registrant determined the omitted information (i) is not material and (ii) would be competitively harmful to Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the      day of                 , 2019.

LIVONGO HEALTH, INC.

By:
Zane Burke
Chief Executive Officer & Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glen Tullman, Zane Burke, and Jennifer Schneider, and each one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

ZANE BURKE	Chief Executive Officer & Director (Principal Executive Officer)	, 2019

LEE SHAPIRO	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	, 2019

GLEN E. TULLMAN	Executive Chairman & Director	, 2019

CHRISTOPHER BISCHOFF	Director	, 2019

KAREN L. DANIEL	Director	, 2019

SANDRA FENWICK	Director	, 2019

PHILIP D. GREEN	Director	, 2019

HEMANT TANEJA	Director	, 2019